
BEHRINGERHARVARD
MULTIFAMILY REIT I, INC.


13001404

# 2012 Annual Report

Burnham Pointe in Chicago, Illinois

Dear Investors,

Thank you for your investment in the REIT. Fundamentals in the multifamily sector remained strong in 2012, despite overall slow growth in the U.S. economy, and we are pleased to report that the REIT had very solid performance for the year. All of our key operating benchmarks were up significantly in 2012.

At the end of 2012, the REIT's portfolio consisted of investments in 51 multifamily communities, including equity investments in 36 operating properties and 11 development properties, and debt investments in four development properties. Combined, these investments represent 13,803 rental units. During 2012, the REIT acquired two stabilized multifamily communities, committed to eight development properties, and sold a stabilized multifamily community.

### Operating performance improvements continue in 2012

With the quality and location of our assets, and help from the favorable environment in the U.S. multifamily sector, the REIT achieved strong operating results in 2012. Occupancy rose to 94% at the end of 2012 from 93% at the end of 2011 while at the same time our average resident paid us $1,596 per month, $72 or 4.7% more than in 2011. Total rental revenues grew approximately 20% from $159.5 million in 2011 to $191.5 million in 2012. About 30% of that revenue growth was from the 22 stabilized communities owned in both 2011 and 2012, with the remainder coming from acquisitions made during 2012 and communities that transitioned from lease up to stabilization during 2011.

Net operating income, or rental revenue less property operating expenses, real estate taxes, and property management fees, increased approximately 28% from $90.0 million in 2011 to $115.4 million in 2012, with a little over a third of that gain from the 22 stabilized communities owned during both periods. Modified funds from operations (MFFO) grew by 20%—from $34.2 million in 2011 compared with $41.0 million in 2012. On a quarterly basis, MFFO in the fourth quarter of 2012 grew to $12.4 million, or $0.08 per share. For complete definitions of net operating income and modified funds from operations, and reconciliations to GAAP, please refer to the Form 8-K filed on March 15, 2013, and the Form 10-K contained herein.

### Development and loan portfolios continue to expand

Our development portfolio has expanded during 2012 and, as of December 31, 2012, is comprised of 11 equity investments representing 2,669 planned units. Since the end of the year, we've added another development project to our portfolio, which now consists of 12 equity investments with 3,130 planned units. Our estimated share of the total cost for these developments is approximately $849 million. Two of the development projects are scheduled to be completed and start leasing this year. The remainder are expected to be completed and leased up over the next 24 to 36 months.

We have also added to our loan investment portfolio, which at the end of 2012 consisted of four mezzanine and land loans with a total of $41.8 million drawn on a total commitment of $52.2 million. The average interest rate in our loan portfolio is approximately 14.2%.

### First estimated share valuation and distributions yield good returns

On March 1, 2013, when we filed our annual results on Form 10-K with the Securities and Exchange Commission, we also announced our first estimated share valuation of $10.03 per share. This new share price, an increase of nine cents from our prior estimated share price of $9.94 (the initial public offering price of $10 per share less a six-cent special distribution paid in 2012) shows the value generated in our portfolio and strong operating performance to date.

For shareholders who bought shares during our private offering, the $10.03 estimated share value and the distributions paid through the date of the valuation represents a simple annual return to date of between 7.7% and 8.9%, depending on when the shares were purchased and whether or not the shareholder was part of the distribution reinvestment program (DRP). For shareholders who bought shares during our public offering, the estimated share value and distributions represent a simple annual return to date of between 5.0% and 7.3%, depending on when the shares were purchased and whether or not the shareholder was part of the DRP. Please note that these are estimated simple annual return rate ranges, not the total return of any particular investment.

Since the beginning of the REIT's private offering at the end of 2006, approximately $246.9 million in distributions have been declared. A shareholder who purchased shares at the beginning of the private offering, and continues to hold those shares today, would have received distributions of approximately $3.08 per share. Similarly, since the beginning of our initial public offering, we have declared approximately $241.6 million in distributions. A shareholder who purchased shares once at the beginning of the public offering, and continues to hold those shares today, would have received approximately $2.62 per share. And for all shareholders, the first estimated share value is above the private and initial public offering price and their respective adjusted bases. For more information on the estimated share valuation, including significant assumptions and limitations and the resulting changes in the distribution reinvestment plan and share redemption program, please see the applicable disclosures contained in the Form 10-K, contained herein.

### Our focus remains on creating additional shareholder value

In summary, 2012 was an excellent year for the REIT and we expect to make additional high-quality investments in 2013, committing most of our remaining cash to invest by the end of 2013. Finally, as we look forward to 2013, our goals are to push operating results higher, make progress on the construction and lease-up of our 12 development communities, and finish our capital deployment. All of these goals should help create shareholder value in excess of our current valuation. We also continue to review the market for favorable opportunities for a liquidity event. Thank you for your confidence in the REIT's management and continued support of the REIT.



Robert S. Aisner
Chief Executive Officer

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**



# FORM 10-K

**[Mark One]**

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the fiscal year ended December 31, 2012**

**OR**

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the transition period from to**

**Commission File Number: 000-53195**

# Behringer Harvard Multifamily REIT I, Inc.

(Exact name of registrant as specified in its charter)

| **Maryland** | **20-5383745** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

SEC
Mail Processing
Section
APR 29 2013
Washington DC
400

| **15601 Dallas Parkway, Suite 600, Addison, Texas** | **75001** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: **(866) 655-3600**

Securities registered pursuant to section 12(b) of the Act:

**None**

Securities registered pursuant to section 12(g) of the Act:

**Common stock, $0.0001 par value per share**

(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

While there is no established market for the Registrant's common stock, the Registrant made an initial public offering of its shares of common stock pursuant to a registration statement on Form S-11, which shares were sold in the primary offering at $10.00 per share, with discounts available for certain categories of purchasers. The Registrant terminated the primary portion of its initial public offering on September 2, 2011. On March 1, 2013, the Registrant's board of directors established an estimated per share value of the Registrant's common stock of $10.03 pursuant to the Registrant's Second Amended and Restated Policy for Estimation of Common Stock Value. For a full description of the methodologies used to value the Registrant's assets and liabilities in connection with the calculation of the estimated value per share, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

There were approximately 165.8 million shares of common stock held by non-affiliates as of June 29, 2012, the last business day of the Registrant's most recently completed second fiscal quarter.

As of February 1, 2013, the Registrant had 168,102,799 shares of common stock outstanding.

**BEHRINGER HARVARD MULTIFAMILY REIT I, INC.**
**FORM 10-K**
**Year Ended December 31, 2012**

## Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include discussion and analysis of the financial condition of Behringer Harvard Multifamily REIT I, Inc. and its subsidiaries (which may be referred to herein as the "Company," "we," "us" or "our"), including, but not limited to, our ability to make accretive investments, our ability to generate cash flow to support cash distributions to our stockholders, our ability to obtain favorable debt financing, our ability to secure leases at favorable rental rates, our assessment of market rental rate trends, capital markets, and other matters. Words such as "may," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "would," "could," "should" and variations of these words and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and we caution stockholders not to place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under Item 1A, "Risk Factors" in this Annual Report on Form 10-K and the factors described below:

- market and economic challenges experienced by the U.S. economy or real estate industry as a whole and the local economic conditions in the markets in which our properties are located;
- our ability to make accretive investments in a diversified portfolio of assets;
- future changes in market factors that could affect the ultimate performance of our development projects, including but not limited to construction costs, plan or design changes, schedule delays, availability of construction financing, performance of developers, contractors and consultants and growth in rental rates and operating costs;
- the availability of cash flow from operating activities for distributions;
- our level of debt and the terms and limitations imposed on us by our debt agreements;
- the availability of credit generally, and any failure to obtain debt financing at favorable terms or a failure to satisfy the conditions and requirements of that debt;
- our ability to secure resident leases at favorable rental rates;
- our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;
- conflicts of interest arising out of our relationships with our advisor and its affiliates;
- unfavorable changes in laws or regulations impacting our business, our assets or our key relationships; and
- factors that could affect our ability to qualify as a real estate investment trust.

Forward-looking statements in this Annual Report on Form 10-K reflect our management's view only as of the date of this Report, and may ultimately prove to be incorrect or false. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

## Cautionary Note

The agreements filed as exhibits to this Annual Report on Form 10-K have been included to provide stockholders and security holders with information regarding their terms. They are not intended to provide via their terms any other factual information about us. The representations, warranties, and covenants made by us in any such agreement are made solely for the benefit of the parties to the agreement as of the specific dates, including, in some cases, for the purpose of allocating risk among the parties to the agreement, may be subject to limitations agreed upon by the contracting parties and should not be deemed to be representations, warranties, or covenants to or with any other parties. Moreover, these representations, warranties, or covenants should not be relied upon as accurately describing or reflecting the current state of our affairs. Any mention or description of any document contained herein does not purport to be complete and is qualified in its entirety by reference to such agreements.

## PART I

### Item 1. Business

### Organization

Behringer Harvard Multifamily REIT I, Inc. (which, together with its subsidiaries as the context requires, may be referred to as the "Company," "we," "us," or "our") was organized in Maryland on August 4, 2006 and has elected to be taxed, and currently qualifies, as a real estate investment trust ("REIT") for federal income tax purposes. As a REIT, we generally are not subject to corporate-level income taxes. To maintain our REIT status, we are required, among other requirements, to distribute annually at least 90% of our "REIT taxable income," as defined by the Internal Revenue Code of 1986, as amended (the "Code"), to our stockholders. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate tax rates. As of December 31, 2012, we believe we are in compliance with all applicable REIT requirements.

We have no employees and are supported by related party service agreements. We are externally managed by Behringer Harvard Multifamily Advisors I, LLC ("Behringer Harvard Multifamily Advisors I" or the "Advisor"), a Texas limited liability company. The Advisor is responsible for managing our affairs on a day-to-day basis and for identifying and making real estate investments on our behalf. Substantially all of our business is conducted through our operating partnership, Behringer Harvard Multifamily OP I LP, a Delaware limited partnership ("Behringer Harvard Multifamily OP I"). Our wholly owned subsidiary, BHMF, Inc., a Delaware corporation ("BHMF Inc."), owns less than 0.1% of Behringer Harvard Multifamily OP I as its sole general partner. The remaining ownership interest in Behringer Harvard Multifamily OP I is held as a limited partner's interest by our wholly owned subsidiary BHMF Business Trust, a Maryland business trust.

Our office is located at 15601 Dallas Parkway, Suite 600, Addison, Texas 75001, and our toll free telephone number is (866) 655-3600. The name Behringer Harvard is the property of Behringer Harvard Holdings, LLC ("Behringer Harvard Holdings") and is used pursuant to a service mark license agreement.

We invest in, develop and operate high quality multifamily communities. These multifamily communities include conventional multifamily assets, such as mid-rise, high-rise, garden style, and age-restricted properties, typically requiring residents to be age 55 or older. We may also invest in other types of multifamily communities, such as student housing. Our targeted communities include existing "core" properties, which we define as properties that are already stabilized and producing rental income, as well as properties in various phases of development, redevelopment, lease up or repositioning with the intent to transition those properties to core properties. Further, we may invest in other types of commercial real estate, real estate-related securities, and mortgage, bridge, mezzanine or other loans, or in entities that make investments similar to the foregoing. We completed our first investment in April 2007.

We invest in multifamily communities that may be wholly owned by us or held through joint venture arrangements with institutional or other real estate investors which we define as "Co-Investment Ventures." These are predominately equity investments but also include debt investments, consisting of mezzanine and land loans. If a Co-Investment Venture makes an equity or debt investment in a separate entity with additional third parties, we refer to such separate entity as a "Property Entity."

We have investments in 51 multifamily communities as of December 31, 2012. We wholly own nine multifamily communities and three debt investments for a total of 12 wholly owned investments and have an ownership interest in 39 multifamily communities through 38 separate Co-Investment Ventures, including one unconsolidated multifamily community which holds only a debt investment. Of the 51 multifamily communities, 36 are stabilized operating properties, one is in lease up, and 14 are in various stages of development.

Our Co-Investment Ventures are principally with Behringer Harvard Master Partnership I LP (the "BHMP Co-Investment Partner") and Milky Way Partners, L.P. (the "MW Co-Investment Partner"). We refer to our Co-Investment Ventures with the BHMP Co-Investment Partner as "BHMP CO-JVs" and those with the MW Co-Investment Partner as "MW CO-JVs." We also have other Co-Investment Ventures with other real estate developers/owners, primarily to develop multifamily communities. As of December 31, 2012 and 2011, all of our investments in Property Entities with an additional third party equity owner have been made through BHMP CO-JVs. If specifically referred to by its context, we will reference the BHMP CO-JV, the MW CO-JV, other Co-Investment Ventures or the Property Entity.

**Offerings of our Common Stock**

In December 2007, we completed a private offering (the "Private Offering"), in which we sold approximately 14.2 million shares of our common stock with gross offering proceeds of approximately $127.3 million. Net proceeds, after selling commissions, dealer manager fees, and other offering costs, were approximately $114.3 million.

On September 2, 2011, we terminated offering shares of common stock in the primary portion of our initial public offering (the "Initial Public Offering"), in which we sold 146.4 million shares of our common stock with aggregate gross primary offering proceeds of approximately $1.46 billion. Net proceeds, after selling commissions, dealer manager fees, and other offering costs, were approximately $1.30 billion. Upon termination of our Initial Public Offering, we reallocated 50 million unsold shares remaining from our Initial Public Offering to our distribution reinvestment plan ("DRIP"). As a result, we are currently offering a maximum of 100 million total shares of our common stock pursuant to our DRIP. The DRIP offering price was $9.50 per share until July 6, 2012, when the price was reduced to $9.45 per share in connection with a special distribution of proceeds from a property sale. Effective March 1, 2013, the DRIP offering price is $9.53 per share, in connection with a new estimated value per share. (See Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" and Item 9B, "Other Information" of this Annual Report on Form 10-K.) As of December 31, 2012, we have sold approximately 12.8 million shares under our DRIP for gross proceeds of approximately $121.1 million. There are approximately 87.2 million shares remaining to be sold under the DRIP.

We currently expect to offer shares under the DRIP for the next five years, which would be the sixth anniversary of the termination of our Initial Public Offering, although our board of directors has the discretion to extend the DRIP beyond that date, in which case we will notify participants of such extension. We may suspend or terminate the DRIP at any time by providing ten days' prior written notice to participants, and we may amend or supplement the DRIP at any time by delivering notice to participants at least 30 days' prior to the effective date of the amendment or supplement.

Our common stock is not currently listed on a national securities exchange. Depending upon then-prevailing market conditions, we intend to begin to consider the process of listing or liquidation within the next three to five years, which is unchanged from the four to six years after the date of the termination of our Initial Public Offering as disclosed in the related offering documents.

**2012 Highlights**

Key transactions and highlights for 2012 included:

- Our investment activity in 2012:
  - We expanded the number of our developments by acquiring land and commencing construction in eight developments, estimated to include 2,147 multifamily units, located in California, Colorado, Florida, Massachusetts, and Texas;
  - We acquired two stabilized multifamily communities, a wholly owned multifamily community with 240 units in Pembroke, Massachusetts for an aggregate gross purchase price of

$42.3 million, excluding closing costs, and through a BHMP CO-JV, a 149 unit multifamily community in Dallas, Texas in consideration of canceling our $5.9 million notes receivable to the Property Entity and repaying its $26.2 million construction loan;

  - We restructured our investment in a Property Entity, a 430 unit multifamily community in Henderson, Nevada, by converting the existing BHMP CO-JV loan investment of $20.2 million into an additional equity interest;

- We sold the Mariposa Lofts Apartments multifamily community in Atlanta, Georgia ("Mariposa") for a sales price of $40.0 million, before closing costs, resulting in a gain of approximately $13.3 million;
- We paid total distributions of $82.0 million, including $10.0 million as a special cash distribution related to the 2012 sale of Mariposa, a blended, annual rate of 4.9% (based on a purchase price of $10 per share). In the second quarter of 2012 our annualized distribution rate was decreased from 6% to an annualized distribution rate of 3.5% (based on a purchase price of $10 per share);
- The combined, stabilized, comparable rental revenues for multifamily communities, including our consolidated multifamily communities and unconsolidated joint ventures in which we have an equity interest, increased from $109.1 million in 2011 to $118.8 million in 2012;
- We obtained financings, both new and refinancing, for $233.8 million at a weighted average fixed rate of 2.9%; and
- Our net loss for 2012 of $30.2 million was a decrease from net income of $94.5 million in 2011, where our 2011 results included gains from sales of multifamily communities of $127.7 million. Funds from operations ("FFO") decreased from $149.0 million in 2011 to $38.3 million. Modified funds from operations ("MFFO") increased to $41.0 million from $34.2 million in 2011 (see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for a discussion regarding FFO and MFFO, including reconciliations to net income in accordance with U.S. generally accepted accounting principles ("GAAP")).

**Investment Objectives**

Our overall investment objectives, in their relative order of importance are:

- to preserve and protect investors' capital investments;
- to realize growth in the value of our investments within four to six years of the termination of the Initial Public Offering;
- to generate distributable cash to our stockholders; and
- to enable investors to realize a return on their investment by beginning the process of liquidation and distribution of cash or listing our shares on a national securities exchange within four to six years of termination of the Initial Public Offering.

**Investment Policies**

Our investment strategy is designed to provide our stockholders with a diversified portfolio, and our management and board of directors have extensive experience in investing in numerous types of real estate, loans and other investments to execute this strategy. We intend to focus on acquiring and developing multifamily communities that will produce rental income and will appreciate in value within our targeted life. Our targeted communities include existing "core" properties, which we define as properties that are already stabilized and producing rental income, as well as properties in various phases of development, redevelopment, lease up or repositioning with the intent to transition those properties to core properties. Some of these multifamily communities may contain retail space, which are positioned as an amenity to the multifamily community and not a separate line of business. We believe multifamily communities that are highly amenitized and with higher rents per unit are attractive acquisitions for institutional investors and accordingly have the potential for higher total returns, and therefore, are a favorable market sector for us. As of December 31, 2012, all of our investments have been made in multifamily communities located in top 50 Metropolitan Statistical Areas located in the United States ("MSA"). Although we intend to primarily invest in real estate assets located in the United States, in the future, we may make investments in real estate assets located outside the United States. However, as discussed below, based on changing market factors, we may invest in other geographic areas and in other types of multifamily communities, including student housing and lesser amenitized communities.

Further, we may invest in other types of commercial real estate, real estate-related securities and mortgage, bridge, mezzanine, land or other loans (including those issued by programs sponsored by Behringer Harvard Holdings), or in entities that make investments similar to the foregoing. Some of these investments may contain options for us to acquire partial or controlling interests in operating or development stage multifamily communities.

A part of our investment strategy is also to acquire and hold high quality multifamily investments through Co-Investment Ventures. We believe this strategy has allowed us to increase the number of our investments and may continue to do so in the future, thereby providing greater portfolio diversification, participation in larger real estate investments, and greater access to high quality investment opportunities. To accomplish this strategy, we may continue to enter into Co-Investment Ventures that invest in equity interests, mortgage, mezzanine or other loans, or other Co-Investment Ventures to acquire, develop or improve properties with third parties or certain affiliates of our Advisor, including real estate limited partnerships and REITs sponsored by affiliates of our Advisor. Accordingly, each of the strategies and policies discussed in this section may be executed directly by us or through Co-Investment Ventures. As of December 31, 2012, 38 of our equity and debt investments have been made through Co-Investment Ventures. We expect that the partners in these Co-Investment Ventures will primarily be large domestic or international institutional entities, but may also include local or regional real estate investors.

Since the onset of the U.S. recession in 2008, investments in multifamily communities have benefited from changing demographic, supply and finance trends. These demographic trends include the echo-boomer generation coming of age and entering the rental market, declining or deferred homeownership, continued growth in non-traditional households, and increased immigration. These trends have been particularly positive for multifamily investments rather than single family housing due to higher credit standards for home buyers, falling prices for homes and limited new single family housing supply. Further, these factors have been an even greater burden for the 21 to 35 age group, and accordingly, the age for first time home buyers has been pushed back. Consequently, overall single family home ownership has fallen from a peak of 69.1% in 2005 to 65.4% in 2012. At the same time, the supply of new multifamily communities coming into the market was significantly lower than historical averages, due in part to less availability of development financing. The combination of these factors has led to increased rental rates, occupancy and valuations for many multifamily communities.

Even though there are indications that some of these trends are changing, particularly an increase in new supply activity from new permitting and construction of multifamily developments, we believe the period required to develop, permit and construct new multifamily communities would still work in our favor for the next two to four years. Demand for multifamily communities may also be affected as the affordability of single family homes compared to multifamily rents changes over time. However, in the near term, we believe these trends will also remain favorable for multifamily demand as we believe the key demographic population will continue to grow at a faster rate than the transition to single family housing, particularly as we believe there is still a lengthy period before housing financing options become less restrictive. However, while still positive, we do expect that growth in multifamily rents and occupancy could be less in certain markets than in the last two to three years.

Accordingly, our multifamily community acquisition and development strategy will be to focus on those markets where we believe there are favorable long-term demand and supply factors for multifamily investments. We intend to concentrate on high quality multifamily communities located in the top 50 MSAs, as we believe these types of investments, particularly those in submarkets with significant barriers of entry, are in demand by institutional investors which can result in better exit pricing. We also believe that economic conditions in the major U.S. MSAs will continue to provide adequate demand for properly positioned multifamily communities; such conditions include a broader economic base for more predictable job and salary growth, increased infrastructure, particularly transportation, lifestyle trends, as well as better rental affordability compared to single-family home pricing. The U.S. Census population estimates are used to determine the largest MSAs. Our top 50 MSA strategy will focus on acquiring communities and other real estate assets that provide us with broad geographic diversity.

While the recent investing trends have positively benefited our multifamily valuations and operations, these factors have also led to increased competition for stabilized multifamily investments, particularly in the markets and with the quality characteristics that we target. This competition has led to increased pricing for acquisitions, which has and may continue to make acquisitions more difficult to complete and reduce the returns on acquisitions we do complete. Accordingly, we currently expect to have a lesser emphasis on acquisitions than we have in the last couple of years. When we pursue acquisitions, we may alter our acquisition strategy to include more off-market transactions, which may take longer to identify and close, or expand our strategy to include other markets or multifamily characteristics, as compared to our prior investment activity.

In this acquisition environment, we currently expect that development in certain markets may produce higher total returns than acquisitions of stabilized multifamily communities. We will seek developments with characteristics similar to stabilized multifamily investments, but at lower costs per unit, and potentially higher returns on costs. Developments also provide an advantage due to updated amenities resulting in higher resident appeal and in fewer capital expenditures as compared to older multifamily communities. We will generally structure developments in Co-Investment Ventures, where we are the controlling partner, partnering with experienced developers, but maintaining control over construction, operations, financing and disposition.

We also have and may continue to make loans, primarily during the development phase of multifamily community projects. Investments in mezzanine and mortgage loans generally can provide higher current income than equity investments in development real estate projects while, in some cases, providing the opportunity, at our discretion, to invest in the long-term equity of the projects. In these situations we may have the option of converting our loan investment into an equity position or an increased equity position, where we would participate in operating earnings and would attempt to realize value appreciation upon the sale of the property. We believe this combination of loan and equity investments can lead to higher average returns and a higher quality portfolio over the longer term.

During periods of capitalization rate compression, we will still continue to evaluate stabilized acquisitions and seek out properties and situations where our liquidity, financial strength and experience allow us to differentiate our offers from other buyers. Although we do not expect stabilized acquisitions to be our primary investment strategy, we will take advantage of the opportunities when they meet our targeted return objectives.

When appropriate, we may also incorporate into our investment portfolio value-added multifamily communities that have either been mismanaged or otherwise have not realized what we believe to be full appreciation and income-generation potential. Generally, we would make capital improvements or seek to aesthetically improve the asset and its amenities, increase rents, and stabilize occupancy with the goal of adding an attractive increase in yield and improving total returns.

**Co-Investment Ventures**

The table below presents a summary of the number of each type of Co-Investment Venture and our effective ownership ranges based on our share of contributed capital directly or indirectly in the multifamily community. Unless otherwise noted, all are reported on the consolidated basis of accounting.

| | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| | Number of Co-Investment Ventures | Effective Ownership | Number of Co-Investment Ventures | Effective Ownership |
| BHMP CO-JVs | | | | |
| With no other Co-Investment Partners | 9 | 55% to 74% | 8 | 55% |
| With no other Co-Investment Partner, unconsolidated | 1 | 55% | — | — |
| With Property Entities | 5 | 51% to 55% | 5 | 33% to 55% |
| With Property Entity, unconsolidated | — | — | 1 | 41% |
| MW CO-JVs | 15 | 55% | 15 | 55% |
| Other Co-Investment Ventures | 8 | 80% to 100%[(a)] | 1 | 90% |
| | 38 | | 30 | |

(a) For three of our other Co-Investment Ventures, all of the developer's initial contributed capital has been returned to the developer, and we have 100% of the contributed capital in the Co-Investment Venture as of December 31, 2012.

*Structure of Co-Investment Ventures*

Generally, each of our individual joint ventures with the BHMP Co-Investment Partner and the MW Co-Investment Partner owns a subsidiary entity, a REIT, through which substantially all of the joint venture's business is conducted. Each subsidiary REIT also issues approximately $60,000 of non-voting preferred stock to unaffiliated holders as part of its qualification as a REIT for U.S. tax purposes. Accordingly, the BHMP CO-JVs and the MW CO-JVs own 100% of the voting equity interests and in excess of 99% of the economic interests in the underlying multifamily investment. Each BHMP CO-JV and MW CO-JV is a separate legal entity formed for the sole purpose of holding its respective investment and obtaining legally separated debt and equity financing. In certain circumstances the governing documents of the BHMP CO-JV and MW CO-JV may require the subsidiary REIT to be operated in a manner that preserves its REIT status, and the subsidiary REIT to be disposed of via a sale of its capital stock rather than as an asset sale by that subsidiary REIT. The governing documents also contain buy/sell provisions, which may require us to acquire the Co-Investment Partner's ownership interest or sell our ownership interest in a BHMP CO-JV or MW CO-JV. We have no ownership or other direct financial interests in either the BHMP Co-Investment Partner or the MW Co-Investment Partner.

Each BHMP CO-JV and MW CO-JV is managed by a subsidiary of ours. As the manager, we have control rights over operating plans. However, without the consent of all members of the BHMP CO-JV and MW CO-JV, we as the manager may not generally approve or disapprove on behalf of the BHMP CO-JV and MW CO-JV certain protective decisions affecting the BHMP CO-JV and MW CO-JV, such as (1) selling or otherwise disposing of the BHMP CO-JV's or MW CO-JV's investment or any other property having a value in excess of $100,000, (2) selling any additional interests in the BHMP CO-JV or MW CO-JV, or (3) incurring or materially modifying any indebtedness of the BHMP CO-JV or MW CO-JV in excess of $100,000 or causing the BHMP CO-JV and MW CO-JV to become liable for any debt, obligation or undertaking of any other individual or entity in excess of $100,000 other than in accordance with the operating plans. Generally, if there are disagreements regarding these major decisions, then either member may exercise buy/sell rights. The BHMP Co-Investment

Partner and the MW Co-Investment Partner, as applicable, may remove the manager for cause and appoint a successor.

Through November 30, 2011, we had investments in 23 unconsolidated BHMP CO-JVs. In December 2011, we and the BHMP Co-Investment Partner sold partial joint venture interests to the MW Co-Investment Partner, the operating agreements for all of the BHMP CO-JVs were modified whereby we obtained a controlling financial interest in each of the Co-Investment Ventures, and we consolidated all the 23 BHMP CO-JVs and MW CO-JVs effective December 1, 2011. See "Sale of Joint Venture Interests During 2011" below for additional discussion.

Distributions of net cash flow from the BHMP CO-JVs and MW CO-JVs are distributed to the members no less than quarterly in accordance with the members' ownership interests. BHMP CO-JV and MW CO-JV capital contributions and distributions are made pro rata in accordance with ownership interests.

Certain BHMP CO-JVs have made and may make equity and/or debt investments in Property Entities with third-party equity owners. These Property Entities own multifamily operating communities or development communities. Each Property Entity is a separate legal entity for the sole purpose of holding its respective operating property or development project and obtaining legally separated debt and equity financing. These Property Entities are specifically structured but generally have structures in which the BHMP CO-JV is the managing member or general partner and the other owners have certain approval rights over protective decisions, which effectively require all owners to agree before these actions can be taken. These decisions usually include actions pertaining to admittance or transfer of owners, sale of the property, and financing. The BHMP CO-JV generally provides the greater proportion of the equity capital, which generally ranges from 80% to 95%, but in some instances, can be 100% of the equity capital. The third party equity owners in Property Entities have buy/sell rights with respect to the ownership interest in the Property Entities.

Apart from investments with BHMP CO-JVs and MW CO-JVs, we have eight other Co-Investment Ventures with developers, and we expect that we may enter into similar arrangements with other developers. These other Co-Investment Ventures are or are expected to be specifically structured but generally will have structures in which we are the managing member or general partner with sole control over setting operating budgets, selecting property management, financing and disposition of the multifamily community. The other owners, who are typically providing development and general contractor services through affiliated entities, are expected to generally have very limited approval rights, usually related to protective rights concerning admittance or transfer of owners, changes in the business purpose of the Co-Investment Venture and bankruptcy. These other owners have a back end interest, generally only attributable to distributions related to a property sale. They also have put options, generally one year after completion of the development, pursuant to which we would be required to acquire their ownership interest at a set price. These other Co-Investment Ventures also include buy/sell provisions, generally available after the seventh year after completion of the development. We expect to generally provide the greater proportion of the equity capital, and for the eight current Co-Investment Ventures we ultimately expect that 100% of the equity capital will be provided by us.

*Co-Investment Venture Partners*

The BHMP Co-Investment Partner is a partnership between our sponsor, Behringer Harvard Holdings, and Stichting Depositary PGGM Private Real Estate Fund, a Dutch foundation acting in its capacity as depositary of and for the account and risk of PGGM Private Real Estate Fund, an investment vehicle for Dutch pension funds ("PGGM"). PGGM is the 99% limited partner of the BHMP Co-Investment Partner and Behringer Harvard Holdings is indirectly the 1% general partner of the BHMP Co-Investment Partner. According to the website of the sponsor of PGGM, as of October 2012, the sponsor of PGGM currently manages approximately 128 billion euro (approximately $169 billion, based on exchange rates as of December 31, 2012) in pension assets for over 2.5 million people. We formed our first BHMP Co-Investment Venture with PGGM in 2007, and prior to December 1, 2011, PGGM was our only Co-Investment Partner. PGGM has committed to invest up to $300 million in co-investments with affiliates of investment programs of our sponsor. As of December 31, 2012, approximately $1.9 million of the $300 million commitment remains unfunded; however, in the event that certain investments are refinanced or new property debt is placed within two years from the date of acquisition, the amount of the unfunded commitment may be increased. The 1% general partner of our BHMP Co-Investment Partner is Behringer Harvard Institutional GP LP, an affiliate of Behringer Harvard Holdings.

The MW Co-Investment Partner is a partnership between Heitman LLC, ("Heitman") and Korea Exchange Bank, as Trustee for and on behalf of National Pension Service (acting for and on behalf of the National Pension Fund of the Republic of Korea Government) ("NPS"). NPS is the 99.9% limited partner and Heitman is the 0.1% general partner of the MW Co-Investment Partner, respectively. NPS is one of the largest pension funds in the world, which generally covers all citizens of South Korea ages 18 to 59. NPS was established to provide pension benefits in contingency of old-age, disability or death of the primary income provider for a household with a view to contributing to the livelihood stabilization for the promotion of the welfare of South Korea. According to the NPS website, as of April 2012, the NPS fund estimated its total value at 333 trillion won (approximately $313 billion, based on exchange rates as of December 31, 2012), and counted over 3.15 million people in its beneficiary base. The 0.1% general partner of our MW Co-Investment Partner is Heitman, an international investment advisory firm. The MW Co-Investment Venture does not have a commitment for additional investments with us or our sponsor. As discussed further below, we entered into Co-Investment Ventures with the MW Co-Investment Partner in December 2011. As of December 31, 2012, the MW Co-Investment Partner has invested $263.7 million in joint ventures with us.

For our Co-Investment Ventures with developers and the five Property Entities, the other equity owners are national or regional domestic developers.

As of December 31, 2012, we believe all of our Co-Investment Venture partners and Property Entity partners are in compliance with their contractual obligations, and we are not aware of factors that would indicate their inability to meet their obligations.

*Sale of Joint Venture Interests During 2011*

In December 2011, we sold partial joint venture interests in three wholly owned multifamily communities and three BHMP CO-JVs to the MW Co-Investment Partner for an aggregate purchase price of $180.3 million, excluding closing costs. These joint venture interests ranged from 15% to 45% interests in the following multifamily communities: 7166 at Belmar, Acacia on Santa Rosa Creek, Argenta, Cyan/PDX, The Gallery at NoHo Commons and The Lofts at Park Crest (the "BH Sale Properties"). We have retained a 55% joint venture interest in each of these communities. Our share of the proceeds was $101.1 million, which represented a 24% weighted average increase from our initial investments made in 2009 through 2011.

Simultaneously with the closing on the sale of the above joint venture interests, the BHMP Co-Investment Partner also closed on a sale of all of its joint venture interests in 12 BHMP CO-JVs to the MW Co-Investment Partner. These joint venture interests ranged from 5% to 45% in the following multifamily communities: 4550 Cherry Creek, 7166 at Belmar, Argenta, Briar Forest Lofts, Burrough's Mill, Calypso Apartments and Lofts, Cyan/PDX, Eclipse, Fitzhugh Urban Flats, Forty55 Lofts, The Venue and West Village (the "Master Sale Properties"). The BHMP Co-Investment Partner remains a Co-Investment Partner in 13 BHMP CO-JVs.

As a result of the transactions described above, the MW Co-Investment Partner became our co-investment partner in each of the communities noted above and replaced the BHMP Co-Investment

Partner in the applicable Co-Investment Ventures, which are now MW CO-JVs. Our interest in each of these MW CO-JVs is 55%, with the MW Co-Investment Partner owning the other 45% interest.

In connection with these sales of the joint venture interests, we entered into new joint venture agreements with the MW Co-Investment Partner and amended all of our joint venture agreements with the BHMP Co-Investment Partner (including those unrelated to the joint venture interests sold to the MW Co-Investment Partner). These amendments included changes to the governance rights such as the control rights over operating plans, which, along with other factors have resulted in our having sufficient control over the BHMP CO-JVs and MW CO-JVs, such that we have consolidated all of them effective December 1, 2011.

**Portfolio**

See Item 2, "Properties" of this Annual Report on Form 10-K for a description of each of our investments in our portfolio.

**Borrowing Policies**

There is no limitation on the amount we may invest in any single property or other asset or on the amount we can borrow for the purchase of any individual property or other investment. However, under our charter, our consolidated borrowings may not exceed 300% of our adjusted consolidated net assets unless approved by a majority of our independent directors. For these purposes and consistent with our charter, we define adjusted consolidated net assets as our consolidated net equity less certain intangibles plus accumulated property and finance related depreciation and amortization. In addition to our charter limitation, our board of directors has adopted a policy to generally limit our aggregate borrowings to approximately 75% of the aggregate value of our assets, unless substantial justification exists that borrowing a greater amount is in our best interests (for purposes of this policy limitation and the target leverage ratio discussed below, the value of our assets is based on methodologies and policies determined by our board of directors that may include, but do not require, independent appraisals). Our policy limitation, however, does not apply to unconsolidated investments of individual real estate assets. As a result, we may borrow more than 75% of the value of any particular asset to the extent our board of directors determines that borrowing such amount is prudent. Our policy limitation will also apply only after we have ceased raising capital under the Initial Public Offering or any subsequent offering and invested substantially all of our capital. This limitation does not currently apply because we have not invested substantially all of our capital from our Initial Public Offering.

As of December 31, 2012, we have $989.6 million in consolidated borrowings, which represents 45% of our adjusted consolidated net assets and 43% of the carrying value of our real estate assets. Accordingly, as of December 31, 2012, our charter limitation has not constrained our ability to incur debt. Our board of directors must review our aggregate borrowings at least quarterly. In addition to these formal policies, our board will evaluate other factors in determining the aggregate borrowings both on a consolidated basis and individually on a per property basis as assets are acquired, disposed and refinanced. These factors may include debt service coverage, fixed rate and variable rate targets and scheduling of maturities. Following the investment of substantially all of the remaining proceeds of our Initial Public Offering and the completion of the financing of our assets, we will seek a long-term leverage ratio of approximately 50% to 60% of the aggregate value of our assets.

As of December 31, 2012, we have not placed any construction financing on any of our current multifamily developments. In certain circumstances, generally smaller, garden to mid rise developments, we may finance these developments solely from our remaining proceeds from our Initial Public Offering. For other developments, we may use the availability under our existing credit facility to fully or partially finance the developments. For larger, high rise developments, we intend to seek construction financing, generally at 50% to 60% of cost. The base terms of these construction borrowings will extend through the projected stabilization of the development, which may include one or two 12 month extension options. We may also obtain longer term financing construction that would extend past the stabilization period, with terms of seven to 10 years when we can lock in favorable financing at current rates.

As with our investment policies, the current state of the capital markets may require us to take a very flexible policy to borrowings in the short term in order to achieve our long-term objectives. Generally, a higher spread between capitalization rates and financing rates will accommodate higher leverage and lower spreads will necessitate lower leverage. Accordingly, notwithstanding the above policies, depending on these and other market conditions and the current life cycle of an acquired property, we may have higher or lower leverage percentages or not borrow at all on a consolidated basis. We may also choose to have relatively less financing in our Co-Investment Ventures. On an on-going basis we will also continue to evaluate both the individual and portfolio leverage and maturity terms, where our portfolio weighted average may differ from individual investments. In certain market conditions and for certain investments, we may elect to extend maturities or increase leverage for financings deemed to have favorable terms. If we do choose to incur fewer borrowings, we would expect to acquire fewer investments. Depending on the market capitalization rates and interest rates, this may result in lower net returns on our investments.

**Tax Status**

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code and have qualified as a REIT since the year ended December 31, 2007. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax at the corporate level. We are organized and operate in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT.

**Distribution Policy**

Distributions are authorized at the discretion of our board of directors based on its analysis of our prior performance, expectations of performance for future periods, including actual and anticipated operating cash flow, changes in market capitalization rates for investments suitable for our portfolio, capital expenditure needs, dispositions, general financial condition and other factors that our board deems relevant. The board's decision will be influenced, in part, by its obligation to ensure that we maintain our status as a REIT. Distributions may also be paid in anticipation of cash flow that we expect to receive during a later period as we invest the remaining proceeds from our Initial Public Offering or as our developments lease up and generate cash flow. In order to qualify as a REIT, we are required to distribute at least 90% of our annual REIT taxable income to our stockholders. Our board of directors currently declares daily distributions on a quarterly basis, which are paid on a monthly basis. Distributions are based on daily record dates so our investors will be entitled to be paid distributions beginning on the day they purchase shares.

Given the amount of our remaining proceeds from our Initial Public Offering and the competition for investments in multifamily communities, there may be an extended period to invest these proceeds and to receive the income from such investments. Further, to the extent we invest in developments, the period to receive income includes planning, permitting, construction and lease up and could extend for one to two years. During these periods, we may use portions of the remaining proceeds from our Initial Public Offering to fund a portion of the distributions paid to our common stockholders, which could reduce the amount available for new investments. There is no assurance that these future investments will achieve our targeted returns necessary to maintain our current level of distributions, particularly due to the compression in capitalization rates continuing to be experienced in the multifamily communities that we target and the uncertainty over future market conditions when our developments are leased up. As acquisition, development, lease up or redevelopment projects are completed and begin to generate income, we would expect to have additional funds available to distribute to our stockholders.

Accordingly, we cannot assure as to when we will consistently generate sufficient cash flow solely from our share of operating activities to fully fund distributions. Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. There can be no assurance that future cash flow will support paying our currently established distributions or maintaining distributions at any particular level or at all.

During periods when our share of operating cash flow has not generated sufficient operating cash flow to fully fund the payment of distributions on our common stock, we have paid and may in the future pay some or all of our distributions from sources other than operating cash flow. As noted above, we may use portions of the remaining proceeds from our Initial Public Offering to fund a portion of the distributions paid to our common stockholders, which could reduce the amount available for new investments. We may also refinance or dispose of our investments and use the proceeds to fund regular and/or special distributions on our common stock or reinvest the proceeds in new investments to generate additional operating cash flow. In addition, from time to time, our Advisor has agreed to waive or defer all or certain fees, expenses or incentives due to it, which has made more cash available for distributions. There is no assurance that these sources will be available in future periods, which could result in temporary or permanent adjustments to our distributions.

Since we began operations, our board of directors has declared daily distributions and a special distribution as summarized below:

| | Regular Distributions | | Special Distributions |
|---|---|---|---|
| **Period** | **Approximate Amount per Share (Rounded)** | **Annualized Distribution Rate** | **Amount per Share** |
| April 1, 2012 - March 31, 2013 | $0.000958904 | 3.5%[(1)] | $0.06[(2)] |
| September 1, 2010 - March 31, 2012 | $0.001643800 | 6.0%[(1)] | $ — |
| March 1, 2009 - August 31, 2010 | $0.001917800 | 7.0%[(1)] | $ — |
| October 1, 2008 - February 28, 2009 | $0.001780800 | 6.5%[(1)] | $ — |
| December 1, 2007 - September 30, 2008 | $0.001013699 | 4.0%[(3)] | $ — |
| July 1, 2007 - November 30, 2007 | $0.000986301 | 4.0%[(4)] | $ — |

(1) Assuming a share price of $10.00 per share.

(2) In March 2012, our board of directors authorized a special cash distribution related to the sale of the Mariposa multifamily community in the amount of $0.06 per share of common stock payable to stockholders of record on July 6, 2012. The total special cash distribution of approximately $10.0 million was paid on July 11, 2012.

(3) Assuming a share price of $9.25 per share.

(4) Assuming a share price of $9.00 per share.

**Competition**

We are subject to significant competition in seeking real estate investments, capital, particularly debt capital, and residents. We compete with many third parties engaged in real estate investment activities including other REITs, regional and national developers, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies and other entities. We also face competition from other real estate development, lending and investment programs, including other Behringer Harvard programs, for investments that may be suitable for us. Many of our competitors have substantially greater financial and other resources than we have and may have substantially more operating experience than either us or our Advisor. They also may enjoy significant competitive advantages related to, among other things, cost of capital, governmental regulation, access to real estate investments and resident services.

**Regulations**

Our investments are subject to various federal, state, local and foreign laws, ordinances and regulations, including, among other things, zoning regulations, construction and occupancy permits, land use controls, environmental controls relating to air and water quality, noise pollution and indirect environmental impacts such as increased motor vehicle activity. We believe that we have all permits and approvals necessary under current law to operate our investments.

**Environmental**

As an owner and developer of real estate, we are subject to various environmental laws of federal, state and local governments. Compliance with existing laws has not had a material adverse effect on our financial condition or results of operations, and management does not believe it will have such an impact in the future. However, we cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on properties in which we hold an interest, or on properties that may be acquired directly or indirectly in the future.

**Employees**

We have no employees and are dependent on our Advisor and other affiliates of Behringer Harvard Holdings for services that are essential to us. Our Advisor and other affiliates of Behringer Harvard Holdings perform a full range of real estate services for us, including investment and disposition decisions, property management, accounting, legal, asset management, wholesale brokerage and investor relations services, and other general administrative responsibilities. In the event that these companies are unable to provide these services to us, we would be required to provide such services ourselves or obtain such services from other sources.

**Industry Segment**

Our current business consists of investing in and operating multifamily communities. Substantially all of our consolidated net income is from multifamily communities and related investments that we wholly own or own through joint ventures. Our management evaluates operating performance on an individual property and/or joint venture level. However, as each of our wholly owned communities and joint ventures has similar economic characteristics, we are managed on an enterprise-wide basis with one reportable segment.

**Available Information**

We electronically file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports with the SEC. We also have filed with the SEC registration statements on Form S-11 in connection with the Initial Public Offering of our common stock. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F. Street, NE, Washington, D. C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of our filings with the SEC may be obtained from the website maintained for us and our affiliates at www.behringerharvard.com or at the SEC's website at www.sec.gov. Access to these filings is free of charge. We are not incorporating our website or any information from the website into this Annual Report on Form 10-K.

## Item 1A. Risk Factors

The factors described below represent our principal risks. Other factors may exist that we do not consider to be significant based on information that is currently available or that we are not currently able to anticipate. Our stockholders or potential investors may be referred to as "you" or "your" in this Item 1A, "Risk Factors" section.

### Risks Related to Our Business and Operations

***The concentration of our investments in the multifamily sector may leave our profitability vulnerable to a downturn or slowdown in such sector.***

Our investments are concentrated in the multifamily sector. As a result, we are subject to risks inherent in investments in multifamily properties and real estate-related assets. The potential effects on our revenues, and as a result, on cash available for distribution to our stockholders, resulting from a downturn or slowdown in the multifamily sector could be more pronounced than if we had more fully diversified our investments.

***We may suffer from delays in locating suitable investments, which could adversely affect the return on your investment.***

Our ability to achieve our investment objectives and to make distributions to our stockholders is dependent upon the performance of our Advisor in the acquisition of our investments and the determination of any financing arrangements as well as the performance of our property manager, the selection of multifamily community residents and the negotiation of leases. We currently have substantial uninvested proceeds raised from our Initial Public Offering, which we are seeking to invest on attractive terms. The current market for properties and real estate-related assets that meet our investment objectives is highly competitive as is the leasing market for multifamily properties. Except for the investments described in this Annual Report on Form 10-K, you will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the oversight of our board of directors, the management ability of our Advisor and the performance of the property manager. We cannot be sure that our Advisor will be successful in obtaining suitable investments on financially attractive terms.

We could suffer from delays in locating suitable investments as a result of our reliance on our Advisor at times when management of our Advisor is simultaneously seeking to locate suitable investments for other Behringer Harvard sponsored programs, some of which have investment objectives and employ investment strategies that are similar to ours.

Additionally, as a public company, we are subject to the ongoing reporting requirements under the Exchange Act. Pursuant to the Exchange Act, we may be required to file with the SEC financial statements of properties we acquire and investments we make in real estate-related assets. To the extent any required financial statements are not available or cannot be obtained, we will not be able to acquire the investment. As a result, we may not be able to acquire certain properties or real estate-related assets that otherwise would be a suitable investment. We could suffer delays in our investment acquisitions due to these reporting requirements.

Furthermore, if we acquire properties prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Therefore, you could suffer delays in the receipt of distributions attributable to those particular properties. In addition, to the extent our investments are in development or redevelopment projects, communities in lease up, or other assets that have significant capital requirements, our ability to make distributions may be negatively impacted.

Delays we encounter in the selection, acquisition and development of properties could adversely affect your returns. In addition, if we are unable to invest our offering proceeds in real properties and real estate-related assets in a timely manner, we will hold the proceeds of the Initial Public Offering in an interest-bearing account, invest the proceeds in short-term, liquid investments, including, but not limited to, money market accounts and FDIC-insured deposits, or, ultimately, liquidate. In such an event, our ability to pay distributions to our stockholders and the returns to our stockholders would be adversely affected.

***We may have to make decisions on whether to invest in certain properties or real estate-related assets prior to receipt of detailed information on the investment.***

In order to effectively compete for the acquisition of properties and other real estate-related assets in the current market, our Advisor and board of directors may be required to make investment decisions and be required to make substantial non-refundable deposits prior to the completion of our analysis and due diligence on a property or real estate-related asset acquisition. In such cases, the information available to our Advisor and board of directors at the time of making any particular investment decision, including the decision to pay any non-refundable deposit and the decision to consummate any particular acquisition, may be limited, and our Advisor and board of directors may not have access to detailed information regarding any particular investment property, such as physical characteristics, environmental matters, zoning regulations or other local conditions affecting the investment property. Therefore, no assurance can be given that our Advisor and board of directors will have knowledge of all circumstances that may adversely affect an investment. In addition, our Advisor and board of directors expect to rely upon independent consultants in connection with their evaluation of proposed investment properties, and no assurance can be given as to the accuracy or completeness of the information provided by such independent consultants.

***We have experienced losses in the past and may experience similar losses in the future.***

For the years ended December 31, 2012 and 2010, we had net losses of $30.2 million and $34.6 million, respectively. Our losses can be attributed, in part, to depreciation and amortization of operating properties and related intangibles. For the year ended December 31, 2011, we reported net income of $94.5 million, due in part to non-recurring gains related to revaluation of equity on business combinations. We cannot assure you that, in the future, we will be profitable or that we will realize growth in the value of our assets.

***Payment of fees to our Advisor and its affiliates will reduce cash available to us for investment and payment of distributions.***

Our Advisor and its affiliates perform services for us in connection with, among other things, the selection and acquisition of our properties and real estate-related assets, the management of our properties, the servicing of our mortgage, bridge, mezzanine or other loans, the administration of our other investments and the disposition of our assets. They are paid substantial fees for these services. These fees reduce the amount of cash available for investment or distributions to stockholders.

***If our sponsor, our Advisor or its affiliates waive or defer certain fees due to them, our results of operations and distributions may be artificially high.***

From time to time, our sponsor, our Advisor or its affiliates have agreed, and may agree in the future, (1) to waive or defer all or a portion of the acquisition, asset management or other fees, compensation or incentives due to them, (2) to pay general administrative expenses or (3) to otherwise supplement stockholder returns in order to increase the amount of cash available to make distributions to stockholders. If our sponsor, our Advisor or its affiliates choose to no longer waive or defer such fees and incentives, our results of operations will be lower than in previous periods and your return on your investment could be negatively affected.

***Distributions may be paid from capital and there can be no assurance that we will be able to maintain distributions at any particular level, or at all.***

There are many factors that can affect the availability and timing of cash distributions to stockholders. Distributions generally will be based upon such factors as the amount of cash available or anticipated to be available from real estate investments, mortgage, bridge or mezzanine loans and other investments, current and projected cash requirements and tax considerations. Because we may receive income from interest or rents at various times during our fiscal year, distributions paid may not reflect our income earned in that particular distribution period. The amount of cash available for distributions will be affected by many factors, such the performance of our existing assets, our ability to acquire additional properties and real estate-related assets with the remaining proceeds from our Initial Public Offering, the income from those investments, as well as our operating expense levels and many other variables. Actual cash available for distribution may vary substantially from estimates. We can give no assurance that we will be able to achieve our anticipated cash flow or that distributions will be maintained or increase over time. Nor can we give any assurance that: (1) rents from the properties will increase; (2) the securities we buy will increase in value or provide constant or increased distributions over time; (3) the loans we make will be repaid or paid on time; (4) loans will generate the interest payments that we expect; or (5) future acquisitions of properties, mortgage, bridge or mezzanine loans, other investments or our investments in securities will increase our cash available for distributions to stockholders. Our actual results may differ significantly from the assumptions used by our board of directors in establishing the distribution rates to stockholders.

Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. For instance:

- If a significant number of multifamily residents default or terminate on their leases, there could be a decrease or cessation of rental payments, which would mean less cash available for distributions.
- Any failure by a borrower under our mortgage, bridge, mezzanine or other loans to repay the loans or interest on the loans will reduce our income and distributions to stockholders.
- Cash available for distributions may be reduced if we are required to spend money to correct defects or to make improvements to properties.
- Cash available to make distributions may decrease if the assets we acquire have lower yields than expected.
- There may be a delay between the sale of the common stock and our investment of the proceeds. For example, we currently have substantial uninvested proceeds raised from our Initial Public Offering, which we are seeking to invest on attractive terms. During that time, we may invest in lower yielding short-term instruments, which could result in a lower yield on your investment.
- If we lend money to others, such funds may not be repaid in accordance with the loan terms or at all, which could reduce cash available for distributions.
- Federal income tax laws require REITs to distribute at least 90% of their REIT taxable income to stockholders each year to maintain REIT status, and 100% of taxable income and net capital gain to avoid federal income tax. This limits the earnings that we may retain for corporate growth, such as asset acquisition, development or expansion and makes us more dependent upon

additional debt or equity financing than corporations that are not REITs. If we borrow more funds in the future, more of our operating cash will be needed to make debt payments and cash available for distributions may decrease.

- In connection with future acquisitions, we may issue additional shares of common stock, operating partnership units or interests in other entities that own our properties. We cannot predict the number of shares of common stock, units or interests that we may issue, or the effect that these additional shares might have on cash available for distribution to you. If we issue additional shares, they could reduce the cash available for distribution to you.
- We make distributions to our stockholders to comply with the distribution requirements of the Internal Revenue Code and to eliminate, or at least minimize, exposure to federal income taxes and the nondeductible REIT excise tax. Differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, could require us to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT.

Further, our board of directors, in its discretion, may retain any portion of our cash on hand for capital needs and improvements. We cannot assure you that sufficient cash will be available to make distributions to you.

***We have, and may in the future, pay distributions from sources other than our cash flow from operating activities and if we continue to do so, we will have less funds available to make investments and your overall return may be reduced.***

Our organizational documents permit us to fund distributions from any source, such as from the proceeds of our Initial Public Offering, our distribution reinvestment plan or other offerings, cash advances to us by our Advisor, cash resulting from a waiver of asset management fees, and borrowings, including borrowings secured by our assets, in anticipation of future cash flow from operating activities. The regular distributions paid to common stockholders in the twelve months ended December 31, 2012, 2011 and 2010 were approximately $32.3 million, $35.6 million, and $25.1 million respectively. For the twelve months ended December 31, 2012, 2011 and 2010, cash flows from operating activities net of distributions paid to noncontrolling interests related to operating activities were approximately $42.9 million, $29.9 million, and $-0-, respectively. Accordingly, for the twelve months ended December 31, 2011 and 2010, total distributions exceeded cash flow from operating activities for the same period, which difference was funded from proceeds from our offerings.

We expect that cash distributions to our stockholders generally will be paid from cash available or anticipated from our share of the cash flow from our investments in properties, real estate securities, mortgage, bridge or mezzanine loans and other real estate-related assets. However, until proceeds from the Initial Public Offering are invested and generating operating cash flow, we have and may continue to make some of our distributions from the proceeds of the Initial Public Offering, cash advanced to us by our Advisor, cash resulting from a waiver or deferral of asset management fees, cash from the sale of our assets or a portion thereof and borrowings (including borrowings secured by our assets) in anticipation of future cash flow. In addition, to the extent our investments are in development or redevelopment projects, in communities that are in lease up or have not yet reached stabilization, or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted. Accordingly, the amount of distributions paid at any time may not reflect current cash flow from our operations. To the extent distributions are paid from the proceeds of the Initial Public Offering or our distribution reinvestment plan, cash advanced to us by our Advisor, cash resulting from a deferral of or waiver of fees and/or from borrowings (including borrowings secured by our assets) in anticipation of future cash flow, we will have less capital available to invest in properties and other real estate-related assets, which may negatively impact our ability to make investments and reduce current returns and capital appreciation. Further, to the extent distributions exceed cash flow from operating activities, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize capital gain.

***Our revenue and net income may vary significantly from one period to another due to investments in opportunity-oriented properties and portfolio acquisitions, which could increase the variability of our cash available for distributions.***

We have made and may continue to make investments in opportunity-oriented properties in various phases of development, redevelopment or repositioning and portfolio acquisitions, which may cause our revenues and net income to fluctuate significantly from one period to another. Projects do not produce revenue while in development or redevelopment. During any period when the number of our projects in development or redevelopment, communities in lease up or our properties with significant capital requirements increases without a corresponding increase in stable revenue-producing properties, our revenues and net income will likely decrease. Many factors may have a negative impact on the level of revenues or net income produced by our portfolio of investments, including higher than expected construction costs, failure to complete projects on a timely basis, failure of the properties to perform at expected levels upon completion of development or redevelopment, and increased borrowings necessary to fund higher than expected construction or other costs related to the project. Further, our net income and stockholders' equity could be negatively affected during periods with large portfolio acquisitions, which generally require large cash outlays and may require the incurrence of additional financing. Any such reduction in our revenues and net income during such periods could cause a resulting decrease in our cash available for distributions during the same periods.

***Development projects in which we invest may not be completed successfully or on time, and guarantors of the projects may not have the financial resources to perform their obligations under the guaranties they provide.***

We may make equity investments in, acquire options to purchase interests in or make mezzanine loans to the owners of real estate development projects. Our return on these investments is dependent upon the projects being completed successfully, on budget and on time. To help ensure performance by the developers of properties that are under construction, completion of these properties is generally guaranteed either by a completion bond or performance bond. Our Advisor may rely upon the substantial net worth of the contractor or developer or a personal guarantee accompanied by financial statements showing a substantial net worth provided by an affiliate of the entity entering into the construction or development contract as an alternative to a completion bond or performance bond. For a particular investment, we may obtain guaranties that the project will be completed on time, on budget and in accordance with the plans and specifications and that the mezzanine loan will be repaid. However, we may not obtain such guaranties and cannot ensure that the guarantors will have the financial resources to perform their obligations under the guaranties they provide. We intend to manage these risks by ensuring, to the best of our ability, that we invest in projects with reputable, experienced and resourceful developers. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to make distributions to you will be adversely affected.

The developers of the projects in which we have invested are exposed to risks not only with respect to our projects, but also with respect to other projects in which they are involved. A developer's obligations on another project could cause it financial hardship and even lead to bankruptcy, which could lead to a default on one of our projects. A default by a developer in respect of one of our multifamily development project investments, or the bankruptcy, insolvency or other failure of a developer for one of such projects, may require that we determine whether we want to assume the senior loan, take over development of the project, find another developer for the project, or sell our interest in the project. Such developer failures could delay efforts to complete or sell the development project and could ultimately preclude us from full realization of our anticipated returns. Such events could cause a decrease in the value of our assets and compel us to seek additional sources of liquidity, which may not be available, in order to hold and complete the development project through stabilization.

Generally, under bankruptcy law and our bankruptcy guarantees with our joint venture development partners, we may seek recourse from the developer-guarantor to complete our development project with a substitute developer partner. However, in the event of a bankruptcy by the developer-guarantor, we cannot assure you that the developer or its trustee will continue or otherwise satisfy its obligations. The bankruptcy of any developer and the rejection of its development obligations would likely cause us to have to complete the development on our own or find a replacement developer, which could result in delays and increased costs. We cannot assure you that we would be able to complete the development on terms as favorable as when we first entered into the project.

In some cases, in order to obtain financing on a development project, we may be asked to provide recourse, completion or payment guarantees to the lender. This would increase our risk of loss in the event of a developer failing to perform its obligations to us.

***We have relatively less experience with respect to international investments as compared to domestic investments, which could adversely affect our return on international investments.***

The experience of our Advisor and its affiliates with respect to investing in multifamily communities or other real estate-related assets located outside the United States is not as extensive as it is with respect to investments in the United States. We may make international investments after one of our independent directors has at least three years of relevant experience acquiring and managing such international investments. If and when we do make international investments, our relatively limited experience with respect to such investments could adversely affect our return on them.

***Your investment may be subject to additional risks if we make international investments.***

In the future, we may make investments in real estate assets located outside the United States and may make or purchase mortgage, bridge, mezzanine or other loans or joint venture interests in mortgage, bridge, mezzanine or other loans made to a borrower located outside the United States or secured by property located outside the United States. Any international investments may be affected by factors peculiar to the laws of the jurisdiction in which the borrower or the property is located. These laws may expose us to risks that are different from and in addition to those commonly found in the United States. Foreign investments could be subject to the following risks:

- governmental laws, rules and policies, including laws relating to the foreign ownership of real property or mortgages and laws relating to the ability of foreign persons or corporations to remove profits earned from activities within the country to the person's or corporation's country of origin;
- variations in currency exchange rates;
- adverse market conditions caused by inflation or other changes in national or local economic conditions;
- changes in relative interest rates;
- changes in the availability, cost and terms of mortgage funds resulting from varying national economic policies;
- changes in real estate and other tax rates, the tax treatment of transaction structures and other changes in operating expenses in a particular country where we have an investment;

- our REIT tax status not being respected under foreign laws, in which case our income or gains from foreign sources would likely be subject to foreign taxes, withholding taxes, transfer taxes and value added taxes;
- lack of uniform accounting standards (including availability of information in accordance with U.S. generally accepted accounting principles);
- changes in land use and zoning laws;
- more stringent environmental laws or changes in these laws;
- changes in the social stability or other political, economic or diplomatic developments in or affecting a country where we have an investment;
- we, our sponsor, our Advisor and its affiliates have relatively less experience investing in real property or other investments outside the United States than within the United States; and
- legal and logistical barriers to enforcing our contractual rights.

Any of these risks could have an adverse effect on our business, results of operations and ability to pay distributions to our stockholders.

***If we lose or are unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered.***

Our success depends to a significant degree upon the continued contributions of our executive officers and other key personnel of us, our Advisor and its affiliates, including Robert S. Aisner, Robert J. Chapman, Mark T. Alfieri, Howard S. Garfield, M. Jason Mattox, Daniel J. Rosenberg, Andrew J. Bruce, Robert T. Poynter, Ross P. Odland, James A. Fadley and Margaret M. Daly, each of whom would be difficult to replace. We do not have employment agreements with our executive officers and other key personnel of us, our Advisor and its affiliates, and we cannot guarantee that they will remain affiliated with us. Further, we cannot guarantee that such persons will remain affiliated with our Advisor. If any of our key personnel were to cease their affiliation with us, our Advisor or its affiliates, our operating results could suffer. We believe that our future success depends, in large part, upon our Advisor's and its affiliates' ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for persons with these skills is intense, and we cannot assure you that our Advisor will be successful in attracting and retaining such skilled personnel. Further, we have established, and intend in the future to establish, strategic relationships with firms that have special expertise in certain services or as to assets both nationally and in certain geographic regions. Maintaining these relationships will be important for us to effectively compete for assets. We cannot assure you that we will be successful in attracting and retaining such strategic relationships. If we lose or are unable to obtain the services of key personnel or do not establish or maintain appropriate strategic relationships, our ability to implement our investment strategies could be delayed or hindered.

***If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed.***

Our strategy may involve becoming "self-managed" by internalizing our management functions. The method by which we could internalize these functions could take many forms. We may hire our own group of executives and other employees or we may elect to negotiate to acquire our Advisor's and property manager's assets and personnel. Under our advisory management agreement, we are restricted from hiring or soliciting any employee of our Advisor or its affiliates for one year from the termination of the agreement. We are similarly restricted under our property management agreement with respect to the employees of our property manager or its affiliates. These restrictions could make it difficult to internalize our management functions without acquiring assets and personnel from our

Advisor and its affiliates for consideration that would be negotiated at that time. At this time, we cannot be sure of the form or amount of consideration or other terms relating to any such acquisition. Such consideration could take many forms, including cash payments, promissory notes and shares of our stock. An internalization transaction could result in significant payments to affiliates of our Advisor irrespective of whether you enjoyed the returns on which we have conditioned other back-end compensation. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the net income per share and modified funds from operations per share attributable to your investment. We will not be required to seek a stockholder vote to become self-managed.

In addition, while we would no longer bear the costs of the various fees and expenses we pay to our Advisor under the advisory management agreement if we internalize, our direct expenses would include general and administrative costs, including legal, accounting and other expenses related to corporate governance and SEC reporting and compliance. We would also incur the compensation and benefits costs of our officers and other employees and consultants that are now paid by our Advisor or its affiliates. In addition, we may issue equity awards to officers, employees and consultants, which awards would decrease net income and modified funds from operations and may further dilute your investment. We cannot reasonably estimate the amount of fees to our Advisor we would save and the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our Advisor, our net income per share and modified funds from operations per share would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares.

As currently organized, we do not directly employ any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances. Nothing in our charter prohibits us from entering into the transaction described above.

Additionally, there is no assurance that internalizing our management functions will prove to be beneficial to us and our stockholders. We could have difficulty integrating our management functions as a stand-alone entity. As of December 31, 2012, certain personnel of our Advisor and its affiliates perform property management, asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. We could fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management's attention could be diverted from most effectively managing our portfolio of investments.

***If we were to internalize our management or if another investment program, whether sponsored by our sponsor or otherwise, hires the employees of our Advisor in connection with its own internalization transaction or otherwise, our ability to conduct our business may be adversely affected.***

We rely on persons employed by our Advisor to manage our day-to-day operations. If we were to effectuate an internalization of our Advisor, we may not be able to retain all of the employees of the Advisor or to maintain a relationship with our sponsor. In addition, some of the employees of the Advisor may provide services to one or more other investment programs. These programs or third parties may decide to retain some or all of the Advisor's key employees in the future. If this occurs, these programs could hire certain of the persons currently employed by the Advisor who are most familiar with our business and operations, thereby potentially adversely impacting our business.

***We may incur costs associated with changing our name if we are no longer permitted to use "Behringer Harvard" in our name.***

We entered into a service mark license agreement with Behringer Harvard Holdings for use of the name "Behringer Harvard." Pursuant to the agreement, when an affiliate of Behringer Harvard Holdings no longer serves as one of our officers or directors, Behringer Harvard Holdings may terminate our service mark license agreement and may require us to change our name to eliminate the use of the words "Behringer Harvard." We will be required to pay any costs associated with changing our name.

***Under certain circumstances, assets owned by a subsidiary REIT may be required to be disposed of via a sale of capital stock rather than an asset sale.***

Under certain circumstances, assets owned by a subsidiary REIT may be required to be disposed of via a sale of capital stock rather than as asset sale by that subsidiary REIT, which may limit the number of persons willing to acquire indirectly any assets held by that subsidiary REIT. As a result, we may not be able to realize a return on our investment in a joint venture, such as a BHMP CO-JV with our BHMP CO-Investment Partner, at the time or on the terms we desire.

***The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.***

We invest our cash and cash equivalents between several banking institutions in an attempt to minimize exposure to any one of these entities. However, the FDIC generally only insures limited amounts per depositor per insured bank. As of December 31, 2012, we had cash and cash equivalents and restricted cash deposited in interest bearing transaction accounts at certain financial institutions exceeding these federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over the federally insured levels. The loss of our deposits could reduce the amount of cash we have available to distribute or invest.

***Recent market disruptions may adversely impact aspects of our operating results and operating condition.***

During 2011, the major credit agencies downgraded or placed under review the credit rating for debt issued by the U.S. government and U.S. agencies, due in part to the political uncertainties over U.S. debt limits. Congress subsequently enacted the American Taxpayer Relief Act of 2012 in an attempt to eliminate the so called "fiscal cliff" in January 2013. However, there is continuing political deadlock in the U.S. regarding the "debt ceiling" and there continues to be a perceived risk of future sovereign credit ratings downgrade of the U.S. government, including the ratings of the U.S. Treasury securities. Failure of Congress to raise the "debt ceiling" and/or a downgrade of U.S. sovereign credit ratings could negatively impact the credit ratings of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the U.S. government, such as debt issued by Fannie Mae and Freddie Mac. In addition, although the European debt crisis has moderated, there is some risk that higher-risk European countries could face pressure over proposed austerity measures or levels of sovereign borrowings. These recent events may reduce investor confidence and lead to further weakening of the U.S. and global economies. In particular, this could cause disruption in the capital markets and impact the stability of future U.S. treasury auctions and the trading market for U.S. government securities, resulting in increased interest rates and borrowing costs and less availability of credit.

Our business may be affected by market and economic challenges experienced by the U.S. and global economies or real estate industry as a whole or by the local economic conditions in the markets in which our properties are located. These conditions may materially affect the value of our investment properties, and may affect our ability to pay distributions, the availability or the terms of financing that we have or may anticipate utilizing, and our ability to make principal and interest payments on, or refinance, any outstanding debt when due. These challenging economic conditions may also impact the ability of certain of our tenants to enter into new leasing transactions or satisfy rental payments under existing leases. Specifically, recent global market disruptions may have many consequences including, but not limited to, these listed below:

- significant job losses have occurred and may continue to occur, which may decrease demand for our multifamily communities and result in lower occupancy levels, which will result in decreased revenues and which could diminish the value of our properties, which depend, in part, upon the cash flow generated by our properties;
- credit spreads for major sources of capital could widen as investors demand higher risk premiums, resulting in lenders increasing the cost for debt financing;
- our ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could result in our investment operations generating lower overall economic returns and a reduced level of cash flow, which could potentially impact our ability to make distributions to our stockholders at current levels, reduce our ability to pursue acquisition opportunities if any, and increase our interest expense;
- a reduction in the amount of capital that is available to finance real estate, which, in turn, could lead to a decline in real estate values generally, slow real estate transaction activity, reduce the loan to value ratio upon which lenders are willing to lend, and result in difficulty refinancing our debt; and
- the value and liquidity of our short-term investments could be reduced as a result of the dislocation of the markets for our short-term investments and increased volatility in market rates for such investments or other factors.

***Recent and ongoing governmental intervention in the global financial markets may adversely affect our operating results and financial condition.***

The pervasive and fundamental disruptions that the global financial markets have undergone has led to extensive and unprecedented governmental intervention. Such intervention has in certain cases been implemented on an "emergency" basis, suddenly and substantially eliminating market participants' ability to continue to implement certain strategies or manage the risk of their outstanding positions. In addition, these interventions have typically been unclear in scope and application, resulting in confusion and uncertainty, which in itself has been materially detrimental to the efficient functioning of the markets as well as previously successful investment strategies. There is likely to be increased regulation of the financial markets that could have a material impact on our operating results and financial condition.

***We are uncertain of our sources for funding of future capital needs, which could adversely affect the value of our investments.***

Substantially all of the proceeds of the Initial Public Offering have been and will be used to make investments in real estate and real estate-related assets and to pay various fees and expenses related to the offering. We establish capital reserves on a property-by-property basis, as we deem appropriate. In addition to any reserves we establish, a lender may require escrow of capital reserves in excess of our established reserves. If these reserves are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. Accordingly, in the event that we develop a need for additional capital in the future for the improvement of our properties or for any other reason, we have not identified any sources for such funding, and we cannot assure you that such sources of funding will be available to us for potential capital needs in the future.

***Recent disruptions in the financial markets could adversely affect the multifamily property sector's ability to obtain financing and credit enhancement from Fannie Mae and Freddie Mac, which could adversely impact us.***

Fannie Mae and Freddie Mac are major sources of financing for the multifamily sector. In response to the deteriorating financial condition of Fannie Mae and Freddie Mac and the recent credit market disruption, the U.S. Congress and Treasury undertook a series of actions to stabilize these government-sponsored enterprises and the financial markets. Pursuant to legislation enacted in 2008, the U.S. government placed both Fannie Mae and Freddie Mac under its conservatorship. Currently, the U.S. government is discussing potential restructurings of Fannie Mae and Freddie Mac including possible privatizations. As a possible first step to these actions, in August 2012, the U.S. government imposed minimum distribution requirements for Fannie Mae and Freddie Mac, generally equal to their reported net income.

Currently, Fannie Mae and Freddie Mac remain active multifamily lenders. As of December 31, 2012, we and our Co-Investment Ventures secured approximately 69% of our financing through Fannie Mae and Freddie Mac. However, there is significant uncertainty surrounding the futures of Fannie Mae and Freddie Mac. In February 2011, the Obama administration released a report calling for the winding down of the role that Fannie Mae and Freddie Mac play in the mortgage market. Should Fannie Mae and Freddie Mac have their mandates changed or reduced, be disbanded or reorganized by the government or otherwise discontinue providing liquidity to our sector, it would significantly reduce our access to debt capital and/or increase borrowing costs. If new U.S. government regulations heighten Fannie Mae's and Freddie Mac's underwriting standards, adversely affect interest rates and reduce the amount of capital they can make available to the multifamily sector, it could have a material adverse effect on both the multifamily sector and us because many private alternative sources of funding have been reduced or are unavailable. Any potential reduction in loans, guarantees and credit-enhancement arrangements from Fannie Mae and Freddie Mac could jeopardize the effectiveness of the multifamily sector's derivative securities market, potentially causing breaches in loan covenants, and through reduced loan availability, impact the value of multifamily assets, which could impair the value of a significant portion of multifamily communities. Specifically, the potential for a decrease in liquidity made available to the multifamily sector by Fannie Mae and Freddie Mac could: (1) make it more difficult for us to secure new takeout financing for current multifamily development projects; (2) hinder our ability to refinance completed multifamily assets; (3) decrease the amount of available liquidity and credit that could be used to further diversify our portfolio of multifamily assets; and (4) require us to obtain other sources of debt capital with potentially different terms.

***To hedge against exchange rate and interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective and may reduce the overall returns on your investment and affect cash available for distribution to our stockholders.***

We may use derivative financial instruments to hedge exposures to changes in exchange rates and interest rates on loans secured by our assets and investments in commercial mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions are determined in light of the facts and circumstances existing at the time of the hedge and may differ from time to time. Our hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

- the duration of the hedge may not match the duration of the related liability or asset;
- the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by federal tax provisions governing REITs;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
- the party owing money in the hedging transaction may default on its obligation to pay; and
- we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended accounting treatment and may expose us to risk of loss.

To the extent that we use derivative financial instruments to hedge against exchange rate and interest rate fluctuations, we will be exposed to credit risk, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We intend to manage credit risk by dealing only with major financial institutions that have high credit ratings. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. We intend to manage basis risk by matching, to a reasonable extent, the contract index to the index upon which the hedged asset or liability is based. Finally, legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. We intend to manage legal enforceability risks by ensuring, to the best of our ability, that we contract with reputable counterparties and that each counterparty complies with the terms and conditions of the derivative contract. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to make distributions to you will be adversely affected.

***Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.***

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot be certain that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

***Complying with REIT requirements may limit our ability to hedge effectively.***

The REIT provisions of the Internal Revenue Code may limit our ability to hedge the risks inherent to our operations. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from "hedging transactions" will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A "hedging transaction" for these purposes means either (1) any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets and (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

***There can be no assurance that the direct or indirect effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, will not have an adverse effect on our interest rate hedging activities.***

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") became law in the United States. Title VII of the Dodd-Frank Act contains a sweeping overhaul of the regulation of privately negotiated derivatives. The provisions of Title VII became effective on July 16, 2011 or, with respect to particular provisions, on such other date specified in the Dodd-Frank Act or by subsequent rulemaking. While the full impact of the Dodd-Frank Act on our interest rate hedging activities cannot be assessed until implementing rules and regulations are promulgated, the requirements of Title VII may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and may result in us entering into such transactions on more unfavorable terms than prior to effectiveness of the Dodd-Frank Act. The occurrence of any of the foregoing events may have an adverse effect on our business.

***Breaches of ours or our Advisor's data security could materially harm our business and reputation***

We, our Advisor and its affiliates collect and retain certain personal information provided by our investors, tenants and employees. While we, our Advisor and its affiliates have implemented a variety of security measures to protect the confidentiality of this information and periodically review and improve their security measures, there can be no assurance that we will be able to prevent unauthorized access to this information. Any breach of these data security measures and loss of this information may result in legal liability and costs (including damages and penalties), as well as damage to our reputation that could materially and adversely affect our business and financial performance.

***Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we or our subsidiaries become an unregistered investment company, we could not continue our business.***

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act of 1940, as amended (the "Investment Company Act"). If we or any of our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an "investment company" is any issuer that:

- is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, which criteria we refer to as the primarily engaged test; and
- is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of such issuer's total assets on an unconsolidated basis, which criteria we refer to as the 40% test. "Investment securities" excludes U.S. government securities and securities of majority owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our operating partnership satisfy both tests above. With respect to the 40% test, most of the entities through which we and our operating partnership own our assets are majority owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, we and our operating partnership are holding companies. Through the majority owned subsidiaries of our operating partnership, we and our operating partnership are primarily engaged in the non-investment company businesses of these subsidiaries.

We believe that most of the subsidiaries of our operating partnership may rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our operating partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff's position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in "mortgages and other liens on and interests in real estate," or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters.

If, however, the value of the subsidiaries of our operating partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our operating partnership, then we and operating partnership may seek to rely on the exception from registration under Section 3(c)(6) if we and our operating partnership are "primarily engaged," through majority owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our operating partnership may rely on Section 3(c)(6) if 55% of the assets of our operating partnership consist of, and at least 55% of the income of our operating partnership is derived from, majority owned subsidiaries that rely on Section 3(c)(5)(C).

To maintain compliance with the Investment Company Act, our subsidiaries may be unable to sell assets we would otherwise want them to sell and may need to sell assets we would otherwise wish them to retain. In addition, our subsidiaries may have to acquire additional assets that they might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want them to make and would be important to our investment strategy. Moreover, the SEC may issue interpretations with respect to various types of assets that are contrary to our views and current SEC staff interpretations are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio.

If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business.

***Rapid changes in the values of potential investments in commercial mortgage-backed securities or other real estate-related investments may make it more difficult for us to maintain our qualification as a REIT or exception from the Investment Company Act.***

If the market value or income potential of our real estate-related investments, including potential investments in commercial mortgage-backed securities, declines as a result of increased interest rates, prepayment rates or other factors, we may need to increase our real estate investments and income and/or liquidate our non-qualifying assets in order to maintain our REIT qualification or our exception from registration under the Investment Company Act. If the decline in real estate asset values and/or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-real estate assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

**Risks Related to our Common Stock**

***There is no public trading market for shares of our common stock; therefore, it will be difficult for you to sell your shares. If you sell your shares outside of our share redemption program, you may have to sell them at a substantial discount from our estimated value per share.***

There is no public market for our shares of common stock. In addition, if you sell your shares outside of our share redemption program, you may have to sell them at a substantial discount from our estimated value per share. The minimum purchase requirements and suitability standards imposed on prospective investors in our completed Initial Public Offering also apply to subsequent purchasers of our shares. If you are able to find a buyer for your shares outside of our share redemption program, you may not sell your shares to such buyer unless the buyer meets certain applicable blue sky (state-mandated) suitability standards, which may inhibit your ability to sell your shares. With respect to our share redemption program, it was recently suspended effective with redemptions being sought in the second quarter of 2012 and has been reinstated effective with redemptions being sought in the second quarter of 2013. Our share redemption program has volume limitations and our board of directors may reject any request for redemption of shares or amend, suspend or terminate our share redemption program at any time. Therefore, it may be difficult for you to sell your shares promptly or at all. You may not be able to sell your shares in the event of an emergency, and, if you are able to sell your shares, you may have to sell them at a substantial discount from the estimated value per share. It is also likely that your shares would not be accepted as the primary collateral for a loan.

***The estimated per share value of our common stock determined pursuant to our valuation policy is subject to certain limitations and qualifications and may not reflect the amount you would obtain if you tried to sell your shares or if we liquidated our assets.***

We adopted a Second Amended and Restated Policy for Estimation of Common Stock Value, effective March 19, 2012. Effective on March 1, 2013, pursuant to our valuation policy, our board of directors established an estimated per share value of our common stock of $10.03 per share. For information regarding our estimated value per share, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities—Market Information" of this Annual Report on Form 10-K. As with any valuation methodology, the methodologies used to determine the estimated value per share is based upon a number of estimates and assumptions that may prove later to be inaccurate or incomplete. Further, different market participants using different assumptions and estimates could derive different estimated values or estimated values per share. The estimated value per share determined by our board of directors does not represent the fair value of our assets less liabilities in accordance with U.S. generally accepted accounting principles, and such estimated value per share is not a representation, warranty or guarantee that (i) a stockholder would be able to realize the estimated share value if such stockholder attempts to sell his or her shares; (ii) a stockholder would ultimately realize distributions per share equal to the estimated value per share upon our liquidation or sale; (iii) shares of our common stock would trade at the estimated value per share on a national securities exchange; (iv) a third party would offer the estimated value per share in an arm's-length transaction to purchase all or substantially all of our shares of common stock; or (v) the methodologies used to estimate the value per share would be acceptable to FINRA. In addition, we can make no claim as to whether the estimated value will or will not satisfy the applicable annual valuation requirements under ERISA and the Code with respect to employee benefit plans subject to the ERISA and other retirement plans or accounts subject to Section 4975 of the Code that are investing in our shares.

The estimated value of our shares was calculated as of specific date. The estimated value of our shares is expected to fluctuate over time in response to, including but not limited to, changes in multifamily capitalization, rental, growth, and financing interest rates, returns on competing investments, changes in administrative costs, changes in the amount of common shares outstanding and the proceeds obtained for any common stock transactions and local and national economic expectations. Further, as we are still investing proceeds from our Initial Public Offering and completing the execution of our developments, the composition of our portfolio and the related multifamily fundamentals could change over time. As a result, stockholders should not rely on the estimated value per share as being an accurate measure of the then current value of our shares of common stock in making an investment decision, including whether to tender shares for redemption under our share redemption program or reinvest distributions by participating in the DRIP.

***You may not be able to sell your shares to us under the share redemption program.***

Our board of directors may amend, suspend or terminate our share redemption program at any time. It was recently suspended effective with redemptions being sought in the second quarter of 2012 and has been modified and reinstated effective with redemptions being sought in the second quarter of 2013. Our board of directors may reject any request for redemption of shares. Further, there are many limitations on your ability to sell your shares pursuant to the share redemption program. Any stockholder requesting repurchase of their shares pursuant to our share redemption program will be required to certify to us that such stockholder either (1) acquired the shares requested to be repurchased directly from us or (2) acquired the shares from the original investor by way of a bona fide gift not for value to, or for the benefit of, a member of the stockholder's immediate or extended family, or through a transfer to a custodian, trustee or other fiduciary for the account of the stockholder or his or her immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or operation of law.

In addition, our share redemption program contains other restrictions and limitations. We cannot guarantee that we will accommodate all redemption requests made in any particular redemption period. A quarterly funding limit has been established of $7 million per quarter (which our board of directors may increase or decrease from time to time). As a result of this limit, the recent suspension of the program, the modifications to the program and the new estimated share value, there is significant uncertainty as to the number of redemption requests that we will receive and whether we have sufficient capacity to accept all submissions under our funding limit. If we do not redeem all shares presented for redemption during any period in which we are redeeming shares, then all shares will generally be redeemed on a pro rata basis during the relevant period. With respect to any pro rata treatment, redemptions sought upon a stockholder's death, qualifying disability or confinement to a long-term care facility will be considered first, as a group, with any remaining available funds allocated pro rata among requests for ordinary redemptions. Generally, no outstanding requests for ordinary redemptions will be satisfied until all outstanding requests for redemptions sought upon a stockholder's death, qualifying disability or confinement to a long-term care facility are satisfied in full. You must hold your shares for at least one year prior to seeking redemption under the share redemption program, except that our board of directors will waive this one-year holding requirement with respect to redemptions sought upon a stockholder's death, qualifying disability or confinement to a long-term care facility. Our board of directors may also waive this one-year holding requirement for other exigent circumstances affecting a stockholder such as bankruptcy or a mandatory distribution requirement under a stockholder's IRA, or with respect to shares purchased through our distribution reinvestment plan. We will not redeem, during any twelve-month period, more than 5% of the weighted average number of shares outstanding during the twelve-month period immediately prior to the date of redemption.

In addition, while we have sufficient cash reserves as of December 31, 2012, in future periods we may not have sufficient funds to redeem shares. Historically, certain other Behringer Harvard sponsored real estate programs have limited redemptions in order to conserve capital.

***If you are able to resell your shares to us pursuant to our share redemption program, you may receive less than the current estimated share value pursuant to our valuation policy.***

Except for redemptions sought upon a stockholder's death, qualifying disability or confinement to a long-term care facility, the purchase price per share redeemed under our share redemption program will equal the lesser of (i) 85% of the current estimated share value pursuant to our valuation policy and (ii) the average price per share the original purchaser or purchasers of shares paid to us for all of his or her shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock) (the "Original Share Price") less the aggregate of any special distributions so designated by our board of directors, distributed to stockholders prior to the redemption date and declared from the date of first issue of such redeemed shares (the "Special Distributions"). For redemptions sought upon a stockholder's death, qualifying disability or confinement to a long-term care facility, the purchase price per share redeemed under our share redemption program will equal the lesser of: (i) the current estimated share value pursuant to our valuation policy and (ii) the Original Share Price less any Special Distributions. Accordingly, you may receive less than the current estimated share value pursuant to our valuation policy by selling your shares back to us.

***We may not successfully implement our exit strategy, in which case you may have to hold your investment for an indefinite period.***

Depending upon then-prevailing market conditions, we intend to begin to consider the process of liquidating and distributing cash or listing our shares on a national securities exchange within four to six years after the termination of our Initial Public Offering (which terminated on September 2, 2011). If we have not begun the process to list our shares for trading on a national securities exchange or to liquidate at any time after the sixth anniversary of the termination of our Initial Public Offering, unless such date is extended by our board of directors including a majority of our independent directors, we will furnish a proxy statement to stockholders to vote on a proposal for our orderly liquidation upon the written request of stockholders owning 10% or more of our outstanding common stock. The liquidation proposal would include information regarding appraisals of our portfolio. By proxy, stockholders holding a majority of our shares could vote to approve our liquidation. If our stockholders did not approve the liquidation proposal, we would obtain new appraisals and resubmit the proposal by proxy statement to our stockholders up to once every two years upon the written request of stockholders owning 10% or more of our outstanding common stock.

Market conditions and other factors could cause us to delay the listing of our shares on a national securities exchange or to delay the commencement of our liquidation beyond six years from the termination of our Initial Public Offering. If so, our board of directors and our independent directors may conclude that it is not in our best interest for us to furnish a proxy statement to stockholders for the purpose of voting on a proposal for our orderly liquidation. Our charter permits our board of directors, with the concurrence of a majority of our independent directors, to defer the furnishing of such a proxy indefinitely. Therefore, if we are not successful in implementing our exit strategy, your shares will continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment into cash easily and could suffer losses on your investment.

***Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.***

Our stockholders do not have preemptive rights to any shares issued by us in the future. Our charter currently has authorized 1,000,000,000 shares of capital stock, of which 875,000,000 shares are designated as common stock, 124,999,000 shares are designated as preferred stock and 1,000 shares are designated as convertible stock. Subject to any limitations set forth under Maryland law, our board of directors may amend our charter to increase the number of authorized shares of capital stock, or increase or decrease the number of shares of any class or series of stock designated, and may classify or reclassify any unissued shares without the necessity of obtaining stockholder approval. Shares will be issued in the discretion of our board of directors. Investors will likely experience dilution of their equity investment in us in the event that we: (1) sell shares pursuant to our distribution reinvestment plan or in future public or private offerings; (2) sell securities that are convertible into shares of our common stock; (3) issue shares of common stock upon the conversion of our convertible stock; (4) issue shares of common stock upon the exercise of any options granted to our independent directors or employees of our Advisor and BHM Management, our property manager and an affiliate of our Advisor, or their duly licensed affiliates; (5) issue restricted stock or other awards pursuant to our Incentive Award Plan; (6) issue shares to our Advisor, its successors or assigns, in payment of an outstanding fee obligation as set forth under our advisory management agreement; or (7) issue shares of our common stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests of Behringer Harvard Multifamily OP I. In addition, the partnership agreement for Behringer Harvard Multifamily OP I contains provisions that allow, under certain circumstances, other entities, including other Behringer Harvard sponsored programs, to merge into or cause the exchange or conversion of their interest for interests of Behringer Harvard Multifamily OP I. Because the limited partnership interests of Behringer Harvard Multifamily OP I may be exchanged for shares of our common stock, any merger, exchange or conversion between Behringer Harvard Multifamily OP I and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons described in this "Risk Factors" section, you should not expect to be able to own a significant percentage of our shares.

***A limit on the number of shares a person may own may discourage a takeover.***

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% of our outstanding common or preferred stock, in value or number of shares, whichever is more restrictive. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might otherwise provide our stockholders with the opportunity to receive a control premium for their shares.

***Our charter permits our board of directors to issue stock with terms that may subordinate the rights of the holders of our current common stock or discourage a third party from acquiring us.***

Our charter permits our board of directors to issue up to 1,000,000,000 shares of capital stock. Our board of directors, without any action by our stockholders, may: (1) increase or decrease the aggregate number of shares; (2) increase or decrease the number of shares of any class or series we have authority to issue; or (3) classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of such stock with terms and conditions that could subordinate the rights of the holders of our current common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

***Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired.***

Under Maryland law, "business combinations" between a Maryland corporation and an "interested stockholder" or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns 10% or more of the voting power of the then outstanding voting stock of the corporation; or
- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if our board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the expiration of the five-year period described above, any business combination between the Maryland corporation and an interested stockholder must generally be recommended by our board of directors of the corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of the then outstanding shares of voting stock of the corporation; and
- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. Maryland law also permits various exemptions from these provisions, including business combinations that are exempted by our board of directors before the time that the interested stockholder becomes an interested stockholder. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

***Maryland law also limits the ability of a third party to buy a large stake in us and exercise voting power in electing directors.***

Maryland law provides a second anti-takeover statute, the Control Share Acquisition Act, which provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the corporation's disinterested stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by interested stockholders, that is, by the acquirer, by officers or by directors who are employees of the corporation, are excluded from the vote on whether to accord voting rights to the control shares. "Control shares" are voting shares of stock that would entitle the acquirer to exercise voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares. The Control Share Acquisition Act does not apply (1) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) to acquisitions approved or exempted by a corporation's charter or bylaws. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of shares of our stock. We can offer no assurance that this provision will not be amended or eliminated at any time in the future. This statute could have the effect of discouraging offers from third parties to acquire us and increasing the difficulty of successfully completing this type of offer by anyone other than our affiliates or any of their affiliates.

***Our charter includes an anti-takeover provision that may discourage a stockholder from launching a tender offer for our shares.***

Our charter provides that any tender offer made by a stockholder, including any "mini-tender" offer, must comply with most provisions of Regulation 14D of the Exchange Act. The offering stockholder must provide our company notice of such tender offer at least ten business days before initiating the tender offer. If the offering stockholder does not comply with these requirements, our company will have the right to redeem that stockholder's shares and any shares acquired in such tender offer. In addition, the non-complying stockholder shall be responsible for all of our company's expenses in connection with that stockholder's noncompliance. This provision of our charter may discourage a stockholder from initiating a tender offer for our shares and prevent you from receiving a premium price for your shares in such a transaction.

***Stockholders have limited control over changes in our policies and operations.***

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Our charter sets forth the stockholder voting rights required to be set forth therein under the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association on May 7, 2007 (the "NASAA REIT Guidelines"). Under our charter and the Maryland General Corporation Law, our stockholders currently have a right to vote only on the following matters:

- the election or removal of directors;
- any amendment of our charter, except that our board of directors may amend our charter without stockholder approval to:
  - change our name;
  - increase or decrease the aggregate number of our shares;
  - increase or decrease the number of our shares of any class or series that we have the authority to issue;
  - classify or reclassify any unissued shares by setting or changing the preferences, conversion or other rights, restrictions, limitations as to distributions, qualifications or terms and conditions of redemption of such shares;
  - effect reverse stock splits; and
  - after the listing of our shares of common stock on a national securities exchange, opt into any of the provisions of Subtitle 8 of Title 3 of the Maryland General Corporation Law;
- a reorganization as provided in our charter;
- our liquidation and dissolution; and
- our being a party to any merger, consolidation, sale or other disposition of substantially all of our assets (notwithstanding that Maryland law may not require stockholder approval).

All other matters are subject to the discretion of our board of directors.

***Our board of directors may change our investment policies and objectives generally and at the individual investment level without stockholder approval, which could alter the nature of your investment.***

Our charter requires that our independent directors review our investment policies with sufficient frequency and at least annually to determine that the policies we are following are in the best interest of the stockholders. In addition to our investment policies and objectives, we may also change our stated strategy for any investment in an individual property. These policies may change over time. The methods of implementing our investment policies may also vary, as new investment techniques are developed. Our investment policies, the methods for their implementation, and our other objectives, policies and procedures may be altered by our board of directors without the approval of our stockholders. As a result, the nature of your investment could change without your consent.

***Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce your and our recovery against them if they negligently cause us to incur losses.***

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that generally no independent director shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are grossly negligent or engage in willful misconduct. As a result, you and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees of our Advisor and its affiliates and agents) in some cases, which would decrease the cash otherwise available for distributions to you. We will also purchase and maintain insurance on behalf of all of our directors and officers against liability asserted against or incurred by them in their official capacities with us, whether we are required or have the power to indemnify them against the same liability.

**Risks Related to Conflicts of Interest**

*We will be subject to conflicts of interest arising out of our relationships with our Advisor and its affiliates, including the material conflicts discussed below.*

***Because a number of Behringer Harvard sponsored real estate programs use investment strategies that are similar to ours, our Advisor and its and our executive officers will face conflicts of interest relating to the purchase of properties and other real estate-related assets, and such conflicts may not be resolved in our favor.***

There may be periods during which one or more Behringer Harvard sponsored programs are seeking to invest in similar properties and other real estate-related investments. In particular, Behringer Harvard Opportunity REIT II (which terminated a follow-on public offering in 2012) has raised significant offering proceeds for investment in a broad range of property types, including multifamily communities, and Adaptive Real Estate Income Trust (a recently organized program that has filed with the SEC a registration statement relating to a planned initial public offering, but which has not yet commenced its offering) is seeking to raise significant offering proceeds for a broad spectrum of potential investments. As a result, we may be buying properties and other real estate-related investments at the same time as one or more of the other Behringer Harvard sponsored programs managed by officers and employees of our Advisor and/or its affiliates, and these other Behringer Harvard sponsored programs may use investment strategies that are similar to ours. Our executive officers and the executive officers of our Advisor are also the executive officers of other Behringer Harvard sponsored REITs and their advisors, the general partners of Behringer Harvard sponsored partnerships and/or the advisors or fiduciaries of other Behringer Harvard sponsored programs, and these entities are and will be under common control. There is a risk that our Advisor will choose a property that provides lower returns to us than a property purchased by another Behringer Harvard sponsored program. In the event these conflicts arise, we cannot assure you that our best interests will be met when officers and employees acting on behalf of our Advisor and on behalf of advisors and managers of other Behringer Harvard sponsored programs decide whether to allocate any particular property to us or to another Behringer Harvard sponsored program or affiliate of our Advisor, which may have an investment strategy that is similar to ours. In addition, we may acquire properties in geographic areas where other Behringer Harvard sponsored programs own properties. Similar conflicts of interest may apply if our Advisor determines to make or purchase mortgage, bridge or mezzanine loans or participations in mortgage, bridge or mezzanine loans on our behalf, because other Behringer Harvard sponsored programs may be competing with us for such investments. You will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved.

***Behringer Harvard Multifamily Advisors I and its affiliates, including all of our executive officers, will face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.***

Our Advisor, Behringer Harvard Multifamily Advisors I and its affiliates and our property manager, are entitled to substantial fees from us under the terms of the advisory management agreement and property management agreement. All of our executive officers are employed by affiliates of our Advisor and have an economic incentive in the profitability of the Advisor and its affiliates through long-term incentive plan compensation that is based on certain economic performance metrics for the Advisor and its affiliates. These fees could influence our Advisor's advice to us as well as the judgment of affiliates of our Advisor performing services for us, including all of our officers. Among other matters, these compensation arrangements could affect their judgment with respect to:

- the continuation, renewal or enforcement of our agreements with our Advisor and its affiliates, including the advisory management agreement and the property management agreement;
- public offerings of equity by us, which may entitle an affiliate of our Advisor to dealer-manager fees and will likely entitle our Advisor to increased acquisition and asset management fees;
- property sales, which may result in the issuance to our Advisor of shares of our common stock through the conversion of our convertible stock;
- property acquisitions from other Behringer Harvard sponsored programs, which might entitle affiliates of our Advisor to real estate commissions and possible success-based sale fees in connection with its services for the seller;
- property acquisitions from third parties, which entitle our Advisor to acquisition fees and asset management fees;
- borrowings to acquire properties, which borrowings will increase the acquisition and asset management fees payable to our Advisor;
- determining the compensation paid to employees for services provided to us, which could be influenced in part by whether the Advisor is reimbursed by us for the related salaries and benefits;
- whether and on what terms we seek to internalize our management functions, which internalization could result in our retaining some of our Advisor's key officers and employees for compensation that is greater than that which they currently earn, could require additional payments to affiliates of our Advisor to purchase the assets and operations of our Advisor, and could generate an economic benefit for our executive officers through long-term incentive plan compensation that is based on certain economic performance metrics for the Advisor and its affiliates;
- whether and when we seek to list our common stock on a national securities exchange, which listing could entitle our Advisor to the issuance of shares of our common stock through the conversion of our convertible stock;
- whether and when we seek to sell our assets, which sale may result in the issuance to our Advisor of shares of our common stock through the conversion of our convertible stock; and
- whether and when we have paid distributions to common stockholders such that aggregate distributions are equal to 100% of the price at which we sold our outstanding shares of common stock plus an amount sufficient to produce a 7% cumulative, non-compounded, annual return at that price, which distributions could entitle our Advisor to the issuance of shares of our common stock through the conversion of our convertible stock.

The fees our Advisor receives in connection with transactions involving the purchase and management of an asset are based on the cost of the investment, including the amount budgeted for the development, construction, and improvement of each asset, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our Advisor to recommend riskier transactions to us. Furthermore, the Advisor will refund these fees to the extent they are based on budgeted amounts that prove too high once development, construction, or improvements are completed, but the fact that these fees are initially calculated in part based on budgeted amounts could influence our Advisor to overstate the estimated costs of development, construction, or improvements in order to accelerate the cash flow it receives.

In addition, even if we terminate our Advisor, the shares of convertible stock held by the Advisor will remain eligible for conversion upon one of the events that trigger the conversion of our convertible stock, unless the termination was because of a material breach by our Advisor. In the event that our advisory management agreement with our Advisor is not renewed or terminates (other than because of a material breach by our Advisor) prior to the occurrence of one of the events that trigger the conversion of our convertible stock, the number of shares of common stock that the Advisor will receive upon the occurrence of that triggering event will be prorated to account for the actual portion of the time from the commencement of this offering to the triggering event that the advisory management agreement was effective. To avoid the additional costs of engaging a new advisor or internalizing advisory functions, our independent directors may decide against terminating the advisory management agreement prior to the listing of our shares or disposition of our investments even if termination of the advisory management agreement would be in our best interest. In addition, the conversion feature of our convertible stock could cause us to make different investment or disposition decisions than we would otherwise make, in order to avoid the stock conversion. Moreover, our Advisor can influence whether and when our common stock is listed for trading on a national securities exchange or our assets are liquidated, and its interest in our convertible stock could influence its judgment with respect to listing or liquidating.

***Our Advisor will face conflicts of interest relating to joint ventures, tenant-in-common investments or other co-ownership arrangements that we enter with affiliates of our sponsor or our Advisor or with other Behringer Harvard sponsored programs, which could result in a disproportionate benefit to affiliates of our sponsor or Advisor or to another Behringer Harvard sponsored program.***

We may enter into joint ventures, tenant-in-common investments or other co-ownership arrangements with other Behringer Harvard sponsored programs or with affiliates of our sponsor or Advisor for the acquisition, development or improvement of multifamily or other properties as well as the acquisition of real estate-related investments. These Behringer Harvard sponsored programs are likely to include single-client, institutional-investor accounts in which Behringer Harvard has been engaged by an institutional investor to locate and manage real estate investments on behalf of an institutional investor and with which such sponsor or advisor affiliate may invest. The executive officers of our Advisor are also the executive officers of other Behringer Harvard sponsored REITs and their advisors, the general partners of other Behringer Harvard sponsored partnerships and/or the advisors or fiduciaries of other Behringer Harvard sponsored programs. These executive officers will face conflicts of interest in determining which Behringer Harvard sponsored program should enter into any particular joint venture, tenant-in-common or co-ownership arrangement. These persons may also have a conflict in structuring the terms of the relationship between our interests and the interests of the Behringer Harvard sponsored co-venturer, co-tenant or partner as well as conflicts of interest in managing the joint venture. Further, the fiduciary obligation that our Advisor or our board of directors may owe to a co-venturer, co-tenant or partner affiliated with our sponsor or advisor may make it more difficult for us to enforce our rights.

In the event that we enter into a joint venture, tenant-in-common investment or other co-ownership arrangements with another Behringer Harvard sponsored program or joint venture, our

Advisor and its affiliates may have a conflict of interest when determining when and whether to buy or sell a particular real estate property, exercising buy/sell rights or making other major decisions, and you may face certain additional risks. For example, it is anticipated that Behringer Harvard Short-Term Opportunity Fund I will never have an active trading market. Therefore, if we become listed for trading on a national securities exchange, we may develop more divergent goals and objectives from such joint venturer with respect to the sale of properties in the future. In addition, in the event we enter into a joint venture with a Behringer Harvard sponsored program that has a term shorter than ours, the joint venture may be required to sell its properties at the time of the other Behringer Harvard sponsored program's liquidation. We may not desire to sell the properties at such time. Even if the terms of any joint venture agreement between us and another Behringer Harvard sponsored program grant us a right of first refusal to buy such properties, we may not have sufficient funds to exercise our right of first refusal under these circumstances.

We will face similar risks with respect to joint ventures in which Behringer Harvard Holdings holds a direct or indirect ownership interest, such as co-investments under the Master Co-Investment Arrangement. A wholly owned subsidiary of our sponsor owns a 1% interest in the BHMP Co-Investment Partner, serves as general partner of the BHMP Co-Investment Partner and must consent to any major decision affecting the BHMP Co-Investment Partner, including but not limited to decisions regarding debt financing and property dispositions. The advice we receive from our Advisor, which is controlled by our sponsor, regarding our co-investments with the BHMP Co-Investment Partner may be influenced by our sponsor's interest in the BHMP Co-Investment Partner.

Because Robert M. Behringer and his affiliates indirectly control our sponsor, Advisor and other Behringer Harvard sponsored programs, agreements and transactions among the parties with respect to any joint venture, tenant-in-common investment or other co-ownership arrangement between or among such parties will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers. Under these joint ventures, neither co-venturer may have the power to control the venture, and under certain circumstances, an impasse could be reached regarding matters pertaining to the co-ownership arrangement, which might have a negative influence on the joint venture and decrease potential returns to you. In the event that a co-venturer has a right of first refusal to buy out the other co-venturer, it may be unable to finance such buy-out at that time. If our interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase an interest of a co-venturer subject to the buy/sell right, in which case we may be forced to sell our interest as the result of the exercise of such right when we would otherwise prefer to keep our interest. Furthermore, we may not be able to sell our interest in a joint venture if we desire to exit the venture for any reason or if our interest is likewise subject to a right of first refusal of our co-venturer or partner, our ability to sell such interest may be adversely impacted by such right.

***Our Advisor's executive officers and key personnel and the executive officers and key personnel of Behringer Harvard-affiliated entities that conduct our day-to-day operations will face competing demands on their time, and this may cause our investment returns to suffer.***

We rely upon the executive officers of our Advisor and the executive officers and employees of Behringer Harvard-affiliated entities to conduct our day-to-day operations. These persons also conduct the day-to-day operations of other Behringer Harvard sponsored programs, including (1) other public programs such as Behringer Harvard Opportunity REIT I, Behringer Harvard Opportunity REIT II (which terminated a follow-on offering in 2012), Behringer Harvard Short-Term Opportunity Fund I, and Behringer Harvard Mid-Term Value Enhancement Fund I, (2) Adaptive Real Estate Income Trust (a recently organized program that has filed with the SEC a registration statement relating to a planned initial public offering, but which has not yet commenced its offering), and (3) numerous private programs. These persons may have other business interests as well. Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. Should our Advisor inappropriately devote insufficient time or resources to our business, the returns on our investments may suffer.

***Our officers face conflicts of interest related to the positions they hold with entities affiliated with our Advisor, which could diminish the value of the services they provide to us.***

All of our executive officers, including Mr. Aisner, who serves as our Chief Executive Officer and a director, are also officers of one or more other entities affiliated with our Advisor, including our property manager and the advisors and fiduciaries to other Behringer Harvard sponsored programs. As a result, these individuals owe fiduciary duties to these other entities and their investors, which may conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Conflicts with our business and interests are most likely to arise from involvement in activities related to: (1) allocation of new investments and management time and services between us and the other entities; (2) the timing and terms of the investment in or sale of an asset; (3) development of our properties by affiliates of our Advisor; (4) investments with affiliates of our Advisor; (5) compensation and incentives to our Advisor; and (6) our relationship with our property manager.

***Our independent directors are involved in other businesses, investments and activities, therefore they may have conflicts of interest in allocating their time between our business and these other activities.***

Our independent directors are involved in other businesses, investments and activities. Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. Should our independent directors inappropriately devote insufficient time or resources to our business, then our performance may suffer.

***Your investment will be diluted upon conversion of the convertible stock.***

Our Advisor purchased 1,000 shares of our convertible stock for an aggregate purchase price of $1,000. Under limited circumstances, these shares may be converted into shares of our common stock, resulting in dilution of our stockholders' interest in us. Our convertible stock will convert into shares of common stock on one of two events. First, it will convert if we have paid distributions to common stockholders such that aggregate distributions are equal to 100% of the price at which we sold our outstanding shares of common stock plus an amount sufficient to produce a 7% cumulative, non-compounded, annual return at that price. Alternatively, the convertible stock will convert if we list our shares of common stock on a national securities exchange and, on the 31st trading day after listing, the value of our company based on the average trading price of our shares of common stock since the listing, plus prior distributions, combine to meet the same 7% return threshold for our common stockholders. Each of these two events is a "Triggering Event." Upon a Triggering Event, our convertible stock will, unless our Advisory management agreement with our Advisor has been terminated or not renewed on account of a material breach by our Advisor, generally convert into shares of common stock with a value equal to 15% of the excess of the value of the company plus the aggregate value of distributions paid to date on the then outstanding shares of our common stock over the aggregate issue price of those outstanding shares plus a 7% cumulative, non-compounded, annual return on the issue price of those outstanding shares. The performance threshold necessary for the convertible stock to have any value is based on the aggregate distributions paid on, and the aggregate issue price of, our outstanding shares of common stock. It is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for the convertible stock to have any value. In fact, if the convertible stock has value, the returns of our stockholders will differ, and some may be less than a 7% cumulative, non-compounded annual return.

If our advisory management agreement with our Advisor is still in effect at the time of an event triggering conversion of the convertible stock, then our Advisor will be entitled to receive 100% of the number of shares of common stock calculated per the preceding paragraph. However, if our advisory management agreement with our Advisor expires without renewal or is terminated (other than because of a material breach by our Advisor) prior to a Triggering Event, then upon a Triggering Event the holder of the convertible stock will be entitled to a prorated portion of the number of shares of common stock determined by the foregoing calculation, where such proration is based on the percentage of time that we were advised by our Advisor. As a result, following conversion, the holder of the convertible stock will be entitled to a portion of amounts distributable to our stockholders, which such amounts distributable to the holder could be significant. Our Advisor and Mr. Behringer can influence whether and when our common stock is listed for trading on a national securities exchange or our assets are liquidated, and their interest in our convertible stock could influence their judgment with respect to listing or liquidating.

***Because we rely on affiliates of Behringer Harvard Holdings for the provision of advisory and property management services, if Behringer Harvard Holdings is unable to meet its obligations we may be required to find alternative providers of these services, which could result in a significant and costly disruption of our business.***

Behringer Harvard Holdings, through one or more of its subsidiaries, owns and controls our Advisor and our property manager. The operations of our Advisor and our property manager rely substantially on Behringer Harvard Holdings. Behringer Harvard Holdings is largely dependent on fee income from its sponsored real estate programs. The recent and ongoing global economic concerns could adversely affect the amount of such fee income. In the event that Behringer Harvard Holdings becomes unable to meet its obligations as they become due, we might be required to find alternative service providers, which could result in a significant disruption of our business and would likely adversely affect the value of your investment in us. Further, given the non-compete agreements in place with Behringer Harvard Holdings' employees and the non-solicitation agreements we have with our Advisor and property manager, it would be difficult for us to utilize any current employees that provide services to us.

**General Risks Related to Investments in Real Estate**

***In 2010, capitalization rates in major U.S. markets for multifamily communities began to decline, reversing a trend since the start of the recession. If capitalization rates remain compressed or decrease further, it may be more challenging for us to find attractive stabilized, income-producing investment opportunities. On the other hand, economic, inflation or budget deficit issues could increase capital costs or prolong the U.S. economic slowdown which could lead to increases in capitalization rates and a potential decline in the value of our investments..***

In connection with the recent credit market disruptions and economic slowdown, there is evidence that capitalization rates (the rate of return immediately expected upon investment in a real estate asset) in major U.S. markets for stabilized multifamily communities began decreasing in 2009 and have continued to decrease through 2012, particularly in the markets that we target. If capitalization rates stabilize or decrease further, we would expect the value of our current investments to hold steady or even increase. However, in such an environment it may be more difficult for us to find attractive stabilized, income-producing investment opportunities. This challenge may be exacerbated if the cost of debt financing increases where our ability to leverage returns through the use of debt financing could be negatively affected.

Despite these current trends, there could also be economic and real estate factors which could lead to a renewed increase in capitalization rates. If capitalization rates increase, we would expect declines in the pricing of those assets upon sale. If we were required to sell investments into such market, we could experience a substantial decrease in the value of our investments and those of our unconsolidated joint ventures. Apart from the potential for such results on any such sale, we may also be required to recognize an impairment charge in earnings in respect of assets we currently own.

***Increases in unemployment caused by a recessionary economy or U.S. political gridlock could adversely affect multifamily property occupancy and rental rates with high quality multifamily communities suffering even more severely.***

Although unemployment has generally improved during 2012 and the resolution of the tax portion of the fiscal cliff debate provided some fiscal certainty, there are risks to the U.S. economy related to the European debt crisis and continuing political debates over the U.S. debt limits and government spending levels which could reverse those trends. Stagnant or rising levels of unemployment in our multifamily markets could significantly decrease occupancy and rental rates. In times of increasing unemployment, multifamily occupancy and rental rates have historically been adversely affected by:

- rental residents deciding to share rental units and therefore rent fewer units;
- potential residents moving back into family homes or delaying leaving family homes;
- a reduced demand for higher-rent units, such as those of high quality multifamily communities;
- a decline in household formation;
- persons enrolled in college delaying leaving college or choosing to proceed to or return to graduate school in the absence of available employment;
- the inability or unwillingness of residents to pay rent increases; and
- increased collection losses.

These factors have contributed to lower rental rates. If employment levels worsen or do not continue to improve, our results of operations, financial condition and ability to make distributions to you may be adversely affected.

***Our operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, and we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties.***

Our operating results will be subject to risks generally incident to the ownership of real estate, including:

- changes in general economic or local conditions;
- changes in supply of or demand for similar or competing properties in an area;
- changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;
- the illiquidity of real estate investments generally;
- changes in tax, real estate, environmental and zoning laws;
- periods of high interest rates and tight money supply;
- residents' perceptions of the safety, convenience, and attractiveness of our properties and the neighborhoods where they are located; and
- our ability to provide adequate management, maintenance, and insurance.

For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties.

***Local conditions in the markets in which we own multifamily communities or in which the collateral securing our loans is located may significantly affect occupancy or rental rates at such properties. The risks that may adversely affect conditions in those markets include the following:***

- layoffs, plant closings, relocations of significant local employers and other events negatively impacting local employment rates and the local economy;
- an oversupply of, or a lack of demand for, apartments;
- a decline in household formation;
- the inability or unwillingness of residents to pay rent increases; and
- rent control or rent stabilization laws or other housing laws, which could prevent us from raising rents.

For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties.

***If we have limited diversification of the geographic locations of our properties, our operating results will be affected by economic changes that have an adverse impact on the real estate market in those areas.***

In the event that most of our properties are located in a single geographic area, our operating results and ability to make distributions are likely to be impacted by economic changes affecting the real estate markets in that area. Your investment will be subject to greater risk to the extent that we lack a geographically diversified portfolio.

***Our failure to integrate acquired communities and new personnel could create inefficiencies and reduce the return of your investment.***

To grow successfully, we must be able to apply our experience in managing real estate to a larger number of properties. In addition, we must be able to integrate new management and operations personnel as our organization grows in size and complexity. Failures in either area will result in inefficiencies that could adversely affect our expected return on our investments and our overall profitability.

***Short-term multifamily community leases expose us to the effects of declining market rent and could adversely impact our ability to make cash distributions to our stockholders.***

Substantially all of our multifamily community leases are for a term of one year or less. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our rental revenues may be impacted by declines in market rents more quickly than if our leases were for longer terms.

***Any student-housing properties that we acquire will be subject to an annual leasing cycle, short lease up period, seasonal cash flows, changing university admission and housing policies, and other risks inherent in the student-housing industry, any of which could have a negative impact on your investment.***

Student-housing properties generally have short-term leases of 12 months, ten months, nine months, or shorter. As a result, we may experience significantly reduced cash flows during the summer months from student-housing properties while most students are on vacation. Furthermore, student-housing properties must be almost entirely re-leased each year, exposing us to increased leasing risk. Student-housing properties are also typically leased during a limited leasing season that usually begins in January and ends in August of each year. We would, therefore, be highly dependent on the effectiveness of our marketing and leasing efforts and personnel during this season.

Changes in university admission policies could also adversely affect us. For example, if a university reduces the number of student admissions or requires that a certain class of students, such as freshmen, live in a university-owned facility, the demand for units at our student-housing properties may be reduced and our occupancy rates may decline. We rely on our relationships with colleges and universities for referrals of prospective student residents or for mailing lists of prospective student residents and their parents. Many of these colleges and universities own and operate their own competing on-campus facilities. Any failure to maintain good relationships with these colleges and universities could therefore have a material adverse effect on our ability to market our properties to students and their families.

Federal and state laws require colleges to publish and distribute reports of on-campus crime statistics, which may result in negative publicity and media coverage associated with crimes occurring on or in the vicinity of any student-housing properties. Reports of crime or other negative publicity regarding the safety of the students residing on, or near, our student-housing properties may have an adverse effect on our business.

***We may face significant competition from university-owned student housing and from other residential properties that are in close proximity to any student-housing properties we may acquire, which could have a negative impact on our results of operations.***

On-campus student housing has certain inherent advantages over off-campus student housing in terms of physical proximity to the university campus and integration of on-campus facilities into the academic community. Colleges and universities can generally avoid real estate taxes and borrow funds at lower interest rates than us.

***Properties that have significant vacancies could be difficult to sell, which could diminish the return on your investment.***

A property may incur vacancies either by the continued default of residents under their leases or the expiration of leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in decreased distributions to our stockholders. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

***Our investments are dependent on residents for revenue, and lease terminations could reduce our ability to make distributions to stockholders.***

The success of our real property investments is materially dependent on the financial stability of our residents. Lease payment defaults by residents could cause us to reduce the amount of distributions to stockholders. A default by a significant number of residents on his or her lease payments to us would cause us to lose the revenue associated with such lease and cause us to have to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure if the property is subject to a mortgage. In the event of a lease default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If a substantial number of leases are terminated, we cannot assure you that we will be able to lease the property for the rent previously received or sell the property without incurring a loss. Additionally, loans that we make generally will relate to real estate. As a result, the borrower's ability to repay the loan may be dependent on the financial stability of our residents leasing the related real estate.

***We may be unable to renew leases or relet units as leases expire.***

When our residents decide not to renew their leases upon expiration, we may not be able to relet their units. Even if the residents do renew or we can relet the units, the terms of renewal or reletting may be less favorable than current lease terms. If we are unable to promptly renew the leases or relet the units, or if the rental rates upon renewal or reletting are significantly lower than expected rates, then our results of operations and financial condition will be adversely affected. Occupancy levels and market rents may be adversely affected by national and local economic and market conditions including, without limitation, new construction and excess inventory of multifamily and single family housing, slow or negative employment growth, availability of low interest mortgages for single family home buyers and the potential for geopolitical instability, all of which are beyond our control. In addition, various state and local municipalities implement rent control legislation which could limit our ability to raise rents. Finally, the federal government's policies, many of which may encourage home ownership, can increase competition and possibly limit our ability to raise rents. Consequently, our cash flow and ability to service debt and make distributions to security holders could be reduced.We may be unable to secure funds for future capital improvements, which could adversely impact our ability to make cash distributions to our stockholders.

When residents do not renew their leases or otherwise vacate their space, in order to attract replacement residents, we may be required to expend funds for capital improvements to the vacated apartment units. In addition, we may require substantial funds to renovate an apartment community in order to sell it, upgrade it or reposition it in the market. If we have insufficient capital reserves, we will have to obtain financing from other sources. We intend to establish capital reserves in an amount we, in our discretion, believe is necessary. A lender also may require escrow of capital reserves in excess of any established reserves. If these reserves or any reserves otherwise established are designated for other uses or are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. We cannot assure you that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us. Moreover, certain reserves required by lenders may be designated for specific uses and may not be available for capital purposes such as future capital improvements. Additional borrowing for capital needs and capital improvements will increase our interest expense, and therefore our financial condition and our ability to make cash distributions to our stockholders may be adversely affected.

***We may be unable to sell a property or real estate-related asset if or when we decide to do so, which could adversely impact our ability to make cash distributions to our stockholders.***

We intend to hold the various real properties and real estate-related assets in which we invest until such time as our Advisor determines that a sale or other disposition appears to be advantageous to achieve our investment objectives or until it appears that these objectives will not be met. Otherwise, our Advisor, subject to approval of our board of directors, may exercise its discretion as to whether and when to sell a property, and we will have no obligation to sell properties at any particular time, except upon our liquidation. If we have not begun the process to list our shares for trading on a national securities exchange or to liquidate at any time after the sixth anniversary of the termination of our Initial Public Offering (which terminated on September 2, 2011), unless such date is extended by our board of directors including a majority of our independent directors, we will furnish a proxy statement to stockholders to vote on a proposal for our orderly liquidation upon the written request of stockholders owning 10% or more of our outstanding common stock. The liquidation proposal would include information regarding appraisals of our portfolio. By proxy, stockholders holding a majority of our shares could vote to approve our liquidation. If our stockholders did not approve the liquidation proposal, we would obtain new appraisals and resubmit the proposal by proxy statement to our stockholders up to once every two years upon the written request of stockholders owning 10% or more of our outstanding common stock.

The real estate market is affected, as discussed above, by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any asset for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property or real estate-related asset. If we are unable to sell a property or real estate-related asset when we determine to do so, it could have a significant adverse effect on our cash flow and results of operations.

***Our co-venture partners, co-tenants or other partners in co-ownership arrangements could take actions that decrease the value of an investment to us and lower your overall return.***

As of December 31, 2012, 39 of our 51 multifamily investments have been made through co-investments with our Co-Investment Partners. In the future, we may enter into additional joint ventures, tenant-in-common investments or other co-ownership arrangements with other Behringer Harvard sponsored programs or third parties having investment objectives similar to ours for the acquisition, development or improvement of properties as well as the acquisition of real estate-related investments. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements with the sellers of the properties, affiliates of the sellers, developers or other persons. Such investments may involve risks not otherwise present with other forms of real estate investment, including, for example:

- the possibility that our partner in an investment might become bankrupt;
- the possibility that the investment requires additional capital that we and/or our partner do not have, which lack of capital could affect the performance of the investment and/or dilute our interest if the partner were to contribute our share of the capital;
- the possibility that a partner in an investment might breach a loan agreement or other agreement or otherwise, by action or inaction, act in a way detrimental to us or the investment;
- that such partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;
- the possibility that we may incur liabilities as the result of the action taken by our partner;
- that such partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, including our policy with respect to qualifying and maintaining our qualification as a REIT; or
- that such partner may exercise buy/sell rights that force us to either acquire the entire investment, or dispose of our share, at a time and price that may not be consistent with our investment objectives.

Any of the above might reduce our returns on a joint venture investment. With respect to our 39 investments through joint ventures with Co-Investment Venture partners, each investment is subject to buy/sell rights in the event of a dispute over a major decision, such as whether to dispose of the underlying property.

***If we have insufficient capital resources to exercise an option to purchase, or comply with a put right that requires us to purchase, an interest of one of our joint venture partners, our results from operations may be adversely affected.***

We have, and may have in the future, interests under joint venture agreements that are subject to buy/sell rights. If we are not able to maintain sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase, or satisfy an obligation to purchase, an interest of a co-venture partner, we may be forced to forego an investment opportunity, sell our interest when we would otherwise prefer not to sell the interest, and potentially be liable for a breach of an obligation under a joint venture agreement. Any of the foregoing events could have an adverse effect on our results of operations.

***Uninsured losses relating to real property or excessively expensive premiums for insurance coverage may adversely affect your returns.***

Our Advisor will attempt to ensure that all of our properties are adequately insured to cover casualty losses. The nature of the activities at certain properties we may acquire, such as age-restricted communities or student housing, may expose us and our operators to potential liability for personal injuries and property damage claims. In addition, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, pollution, environmental matters or extreme weather conditions such as hurricanes, floods and snowstorms that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims. Mortgage lenders generally insist that specific coverage against terrorism be purchased by property owners as a condition for providing mortgage, bridge or mezzanine loans. It is uncertain whether such insurance policies will continue to be available, or be available at reasonable cost, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure you that we will have adequate coverage for such losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by the amount of any such uninsured loss. In addition, other than any potential capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in decreased distributions to stockholders.

***Our operating results may be negatively affected by potential development and construction delays and result in increased costs and risks, which could diminish the return on your investment.***

We may use some or all of the offering proceeds available to us to develop or redevelop multifamily communities and construct improvements. Expansion, development and redevelopment projects entail the following considerable risks which can result in increased costs of a project or loss of our investment:

- We may delay or abandon development and redevelopment opportunities that we have already begun to explore for a number of reasons, including changes in local market rental rates or other operating conditions, unsatisfactory performance by our developer partners or increases in construction or financing costs, and, as a result, we may fail to recover expenses already incurred in exploring these opportunities;
- We project construction costs based on market conditions at the time we prepare our budgets, and our projections include future costs that we anticipate but cannot predict with certainty. The construction costs of a development or redevelopment property, due to factors such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs, may exceed original estimates, possibly making the associated investment unprofitable. We cannot assure you that market rents in effect at the time new development or redevelopment communities complete lease up will be sufficient to fully offset the effects of any increased construction or reconstruction costs. Any substantial unanticipated delays or expenses could

adversely affect the investment returns from these redevelopment projects and harm our operating results;

- Occupancy rates and rents at a new development or redevelopment community may fail to meet our original expectations for a number of reasons, including changes in market and economic conditions beyond our control and the development by competitors of competing communities;
- We may incur liabilities from third parties during the development or redevelopment process, for example, in connection with managing existing improvements on the site prior to tenant terminations and demolition (such as with respect to commercial space) or in connection with providing services to third parties (such as the construction of shared infrastructure or other improvements);
- There may be a significant time lag between commencement and completion of the development or redevelopment project. Such a time lag subjects us to greater risks due to fluctuations in the general economy. Failure to complete construction and leasing of a property on schedule may result in increased debt service expenses and construction or renovation costs. Delays in completion of a multifamily community could also give residents the right to terminate preconstruction leases for a newly developed project;
- Significant changes in economic conditions could adversely affect prospective tenants and our ability to lease newly developed and redeveloped properties;
- We will be subject to risks relating to uncertainties associated with rezoning for development and environmental concerns of governmental entities and/or community groups and our developer's ability to control construction costs or to build in conformity with plans, specifications and timetables. The developer's failure to perform may necessitate legal action by us to rescind the purchase or the construction contract or to compel performance. Performance may also be affected or delayed by conditions beyond the developer's control.
- We may incur additional risks when we make periodic progress payments or other advances to such developers prior to completion of construction;
- We will be subject to normal lease up risks relating to newly constructed projects; and,
- We must also rely upon projections of rental income and expenses and estimates of the fair market value of property upon completion of construction when agreeing upon a price to be paid for the property at the time of acquisition of the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

In addition, we may invest in unimproved real property (which we define as property not acquired for the purpose of producing rental or other operating income, has no development or construction in process at the time of acquisition and no development or construction is planned to commence within one year of the acquisition) or mortgage loans on unimproved property. Returns from development of unimproved properties are also subject to risks and uncertainties associated with rezoning the land for development and environmental concerns of governmental entities and/or community groups. Although our intention is to limit any investment in unimproved property to property we intend to develop, your investment nevertheless is subject to the risks associated with investments in unimproved real property.

***Unbudgeted capital expenditures or cost overruns could adversely affect business operations and cash flow.***

If capital expenditures for ongoing or planned development or redevelopment projects exceed expectations or if such additional capital expenditures are to be reimbursed by the general contractor or the developer partner and are not, the additional cost of these expenditures could have an adverse effect on business operations and cash flow. Such additional costs could cause us to be in default under construction financing agreements, which may require us to pay off all or a portion of the financing. In any of these situations, we might not have access to funds on a timely basis to pay the unexpected expenditures or obligations.

Further, the Company may guarantee all or a portion of the construction financing, including the obligation to pay interest on the financing until the development project is completed, leased up and permanent financing is obtained or the construction loan is otherwise paid. Unexpected delays in the completion of development or redevelopment projects, unexpected cost increases or budget overruns could also have a significant adverse impact on business operations and cash flow.

***Any plans that we may have to reposition certain commercial properties through demolition, conversion and redevelopment into new multifamily communities may never commence after we make an investment in the property, be delayed or never reach completion, which could diminish the return on your investment.***

We may make investments in a wide variety of commercial properties, including, but not limited to, mixed use developments where multifamily is a portion of the mixed use developments. After we make an investment, we or the developer, as applicable, may be unable to commence conversion of these properties and therefore may be required to continue operating the properties under their current purpose, which would include other than multifamily community uses. In addition, we may also be unable to complete the demolition, conversion or redevelopment of these commercial properties and may be forced to hold or sell these properties at a loss. Although we intend to focus on multifamily communities and limit any investment in commercial properties for repositioning into multifamily communities, your investment is subject to the risks associated with these commercial properties and traditional construction risks associated with this repositioning plan.

***If we contract with Behringer Development Company LP or its affiliates for newly developed property, we cannot guarantee that any earnest money deposit we make to Behringer Development Company LP or its affiliates will be fully refunded.***

We may enter into one or more contracts, either directly or indirectly through joint ventures, tenant-in-common investments or other co-ownership arrangements, with affiliates of our Advisor or others, to acquire real property from Behringer Development Company LP ("Behringer Development"), an affiliate of our Advisor. Properties acquired from Behringer Development or its affiliates may be existing income-producing properties, properties to-be-developed or properties under development. We anticipate that we will be obligated to pay a substantial earnest money deposit at the time of contracting to acquire such properties. In the case of properties to be developed by Behringer Development or its affiliates, we anticipate that we will be required to close the purchase of the property upon completion of the development of the property by Behringer Development or its affiliates. At the time of contracting and the payment of the earnest money deposit by us, Behringer Development or its affiliates typically will not have acquired title to any real property. Typically, Behringer Development or its affiliates will only have a contract to acquire land and a development agreement to develop a building on the land. We may enter into such a contract with Behringer Development or its affiliates even if at the time of contracting we have not yet raised sufficient proceeds in an offering to enable us to close the purchase of such property. However, we will not be required to close a purchase from Behringer Development or its affiliates, and will be entitled to a refund of our earnest money, in the following circumstances:

- Behringer Development or its affiliates fail to develop the property;
- a significant portion of the pre-leased residents of a new or recently redeveloped apartment community fail to take possession under their leases for any reason; or
- we are unable to raise sufficient proceeds from an offering to pay the purchase price at closing.

The obligation of Behringer Development or its affiliates to refund our earnest money will be unsecured, and no assurance can be made that we would be able to obtain a refund of such earnest money deposit from it under these circumstances since Behringer Development is an entity without substantial assets or operations.

***We face competition from third parties, including other multifamily communities, which may limit our profitability and the return on your investment.***

The residential multifamily community industry is highly competitive. This competition could reduce occupancy levels and revenues at our multifamily communities, which would adversely affect our operations. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, real estate limited partnerships, and other entities engaged in real estate investment activities, many of which have greater resources than we do. Larger real estate programs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors include other multifamily communities both in the immediate vicinity and the broader geographic market where our multifamily communities will be located. Overbuilding of multifamily communities may occur. If so, this will increase the number of multifamily community units available and may decrease occupancy and multifamily unit rental rates. In addition, increases in operating costs due to inflation may not be offset by increased rental rates. We may be required to expend substantial sums to attract new residents.

***In connection with the recent credit market disruptions and economic slowdown, we may face increased competition from single-family homes and condominiums for rent, which could limit our ability to retain residents, lease apartment units or increase or maintain rents.***

Any multifamily communities we invest in may compete with numerous housing alternatives in attracting residents, including single-family homes and condominiums available for rent. Such competitive housing alternatives may become more prevalent in a particular area where there have been significant foreclosures, unsold homes or condominium units or where investors are actively renting homes or condominium units. These investors may be well capitalized with sophisticated marketing plans to target renters, particularly multifamily residents. The number of single-family homes and condominiums for rent in a particular area could limit our ability to retain residents, lease apartment units or increase or maintain rents.

***Failure to succeed in new markets or in new property classes may have adverse consequences on our performance.***

We may from time to time commence development activity or make acquisitions outside of our existing market areas or the property classes of our primary focus if appropriate opportunities arise. Our historical experience in our existing markets in developing, owning and operating certain classes of property does not ensure that we will be able to operate successfully in new markets, should we choose to enter them, or that we will be successful in new property classes. We may be exposed to a variety of risks if we choose to enter new markets, including an inability to evaluate accurately local market conditions, to obtain land for development or to identify appropriate acquisition opportunities, to hire and retain key personnel, and a lack of familiarity with local governmental and permitting procedures. In addition, we may abandon opportunities to enter new markets or acquire new classes of property that we have begun to explore for any reason and may, as a result, fail to recover expenses already incurred.

***Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.***

From time to time, we may attempt to acquire multiple properties in a single transaction. Portfolio acquisitions are more complex and expensive than single-property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in us owning investments in geographically dispersed markets, placing additional demands on our ability to manage the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. To acquire multiple properties in a single transaction we may be required to accumulate a large amount of cash. We would expect the returns that we can earn on such cash to be less than the ultimate returns in real property and therefore, accumulating such cash could reduce the funds available for distributions. Any of the foregoing events may have an adverse effect on our operations.

***If we set aside insufficient capital reserves for repairs or capital expenditure, we may be required to defer necessary capital improvements.***

If we do not have enough reserves for capital to supply needed funds for capital improvements throughout the life of the investment in a property and there is insufficient cash available from our operations, we may be required to defer necessary improvements to the property, which may cause the property to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential residents being attracted to the property. If this happens, we may not be able to maintain projected rental rates for affected properties, and our results of operations may be negatively impacted.

***We are subject to risks from natural disasters such as earthquakes and severe weather.***

Natural disasters and severe weather such as earthquakes, tornadoes or hurricanes may result in significant damage to our properties. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe (such as an earthquake, especially in the San Francisco Bay Area or Southern California) or destructive weather event (such as a hurricane, especially in Florida or the Washington D.C. Area) affecting a region may have a significant negative effect on our financial condition and results of operations. As of September 30, 2012, we owned or had an ownership interest in properties that are located in the San Francisco Bay Area, Southern California, Florida and the Washington D.C. Area. As a result, our operating and financial results may vary significantly from one period to the next. Our financial results may be adversely affected by our exposure to losses arising from natural disasters or severe weather.

We are also exposed to risks associated with inclement winter weather, particularly in the New England, Mid-Atlantic, Mid-West and Mountain states in which many of our properties are located, including increased costs for the removal of snow and ice as well as from delays in construction. Inclement weather also could increase the need for maintenance and repair of our properties.

***Climate change may adversely affect our business.***

To the extent that climate change does occur, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for our properties located in these areas or affected by these conditions. Should the impact of climate change be material in nature or occur for lengthy periods of time, our financial condition or results of operations would be adversely affected.

In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties and could also require us to spend more on our new development properties without a corresponding increase in revenue.

***The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for any distributions.***

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Many environmental laws restrict the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. These laws and regulations generally govern wetlands protection, storm water runoff, wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Such environmental laws often provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Some of these laws and regulations may impose joint and several liability on residents, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. Noncompliance with such laws and regulations may therefore subject us to fines and penalties. We can provide no assurance that we will not incur any material liabilities as a result of noncompliance with these laws and regulations. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent the property or to use the property as collateral for future borrowing.

Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. For example, various federal, regional and state laws and regulations have been implemented or are under consideration to mitigate the effects of climate change caused by greenhouse gas emissions. Among other things, "green" building codes may seek to reduce emissions through the imposition of standards for design, construction materials, water and energy usage and efficiency and waste management. We are not aware of any such existing requirements that we believe will have a material impact on our current operations. However, future requirements could increase the costs of maintaining or improving our existing properties or developing new properties.

***High costs associated with the investigation or remediation of previously undetected environmentally hazardous conditions may adversely affect our operating results.***

*We are subject to various federal, state and local environmental and public health laws, regulations and ordinances.*

Under various federal, state and local environmental and public health laws, ordinances and regulations (including those of foreign jurisdictions), we may be required to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases at our properties (including in some cases natural substances such as methane and radon gas). We may also be held liable under these laws or common law to a governmental entity or to third parties for property, personal injury or natural resources damages and for investigation and remediation costs incurred as a result of the contamination. These laws often impose liability whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The costs of investigation, removal or remediation could be substantial and may exceed any insurance coverage that we have for such events. The presence of such substances, or the failure to properly remediate the contamination, may adversely affect our ability to borrow against, sell or rent the affected property. In addition, some environmental laws create or allow a government agency to impose a lien on the contaminated site in favor of the government for damages and costs it incurs as a result of the contamination.

*We may face risks relating to asbestos.*

Certain federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos containing materials, or "ACMs", when such materials are in poor condition or in the event of renovation or demolition of a building. These laws and the common law may impose liability for the release of ACMs and may allow third parties to seek recovery from owners or operators of real properties for personal injury associated with exposure to ACMs. ACMs are not suspected to be present in the portfolio buildings based on their age (2003 and later construction); however, because ACMs have not been completely banned in the U.S., it is possible that some ACMs are present. Building materials are maintained in good condition, reducing the risk associated with ACMs. Additionally, we comply with applicable regulations relating to conducting asbestos surveys prior to renovations or demolition. As a result, ACMs do not present a material risk factor for the portfolio.

*We may face risks relating to chemical vapors and subsurface contamination.*

We are also aware that environmental agencies and third parties have, in the case of certain properties with on-site or nearby contamination, asserted claims for remediation, property damage or personal injury based on the alleged actual or potential intrusion into buildings of chemical vapors or volatile organic compounds from soils or groundwater underlying or in the vicinity of those buildings or in nearby properties. In addition, some of our retail tenants, such as dry cleaners, may operate businesses which may emit chemical vapors or otherwise use chemicals subject to environmental regulation. We can provide no assurance that we will not incur any material liabilities as a result of vapor intrusion at our properties.

*We may face risks relating to mold growth.*

Mold growth may occur when excessive moisture accumulates in buildings or on building materials, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Although the occurrence of mold at multifamily and other structures, and the need to remediate such mold, is not a new phenomenon, there has been increased awareness in recent years that certain molds may produce airborne toxins or irritants and exposure to such mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. To help limit mold growth, we educate residents about the importance of adequate ventilation and include a lease requirement that they notify us when they see mold or excessive moisture. We have established procedures for promptly addressing and remediating mold or excessive moisture from our properties when we become aware of its presence regardless of whether we or the resident believe a health risk is present. However, we can provide no assurance that mold or excessive moisture will be detected and remediated in a timely manner. If a significant mold problem arises at one of our properties, we could be required to undertake a costly remediation program to contain or remove the mold from the affected property and could be exposed to other liabilities that may exceed any applicable insurance coverage, thereby reducing our operating results.

*Our environmental assessments may not identify all potential environmental liabilities and our remediation actions may be insufficient.*

Operating properties or land being considered for potential acquisition by us are subjected to at least a Phase I or similar environmental assessment prior to closing, which generally does not involve invasive techniques such as soil or ground water sampling. A Phase II assessment is conducted if recommended in the Phase I report. These assessments, together with subsurface assessments conducted on some properties, have not revealed, and we are not otherwise aware of, any environmental conditions that we believe would have a material adverse effect on our business, assets, financial condition or results of operations. However, such environmental assessments may not identify all potential environmental liabilities. Moreover, we may in the future discover adverse environmental conditions at our properties, including at properties we acquire in the future, which may have a material adverse effect on our business, assets, financial condition or results of operations. In connection with our ownership, operation and development of communities, from time to time we undertake substantial remedial action in response to the presence of subsurface or other contaminants, including contaminants in soil, groundwater and soil vapor beneath or affecting our buildings. In some cases, an indemnity exists upon which we may be able to rely if environmental liability arises from the contamination, or if remediation costs exceed estimates. We can provide no assurance, however, that all necessary remediation actions have been or will be undertaken at our properties or that we will be indemnified, in full or at all, in the event that environmental liability arises.

*Our liability insurance may be insufficient to cover liabilities.*

We maintain a liability insurance policy to cover claims arising from certain pollution conditions and cleanup costs (including limited mold coverage). Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, including litigation costs. Liabilities resulting from moisture infiltration and the presence of or exposure to mold may have a future material impact on our financial results.

The cost of defending against claims of liability such as those described above, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to you.

***Our costs associated with and the risk of failing to comply with the Americans with Disabilities Act and the Fair Housing Act may affect cash available for distributions.***

Our properties and the properties underlying our investments are generally expected to be subject to the Americans with Disabilities Act of 1990, as amended ("Disabilities Act"), or similar laws of foreign jurisdictions. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to acquire properties that comply with the Disabilities Act or similar laws of foreign jurisdictions or place the burden on the seller or other third party to comply with such laws. However, we cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, our funds used for compliance with these laws may affect cash available for distributions and the amount of distributions to you.

The multifamily communities in which we invest must comply with Title III of the Disabilities Act, to the extent that such properties are "public accommodations" and/or "commercial facilities" as defined by the Disabilities Act. Compliance with the Disabilities Act could require removal of structural barriers to handicapped access in certain public areas of our multifamily communities where such removal is readily achievable. The Disabilities Act does not, however, consider residential properties, such as multifamily communities to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as the leasing office, are open to the public.

We also must comply with the Fair Housing Amendment Act of 1988 ("FHAA"), which requires that multifamily communities first occupied after March 13, 1991 be accessible to handicapped residents and visitors. Compliance with the FHAA could require removal of structural barriers to handicapped access in a community, including the interiors of apartment units covered under the FHAA. Recently there has been heightened scrutiny of multifamily housing communities for compliance with the requirements of the FHAA and Disabilities Act and an increasing number of substantial enforcement actions and private lawsuits have been brought against multifamily communities to ensure compliance with these requirements. Noncompliance with the FHAA and Disabilities Act could result in the imposition of fines, awards of damages to private litigants, payment of attorneys' fees and other costs to plaintiffs, substantial litigation costs and substantial costs of remediation.

***By owning age-restricted communities, we may incur liability by failing to comply with the FHAA, the Housing for Older Persons Act or certain state regulations, which may affect cash available for distributions.***

Any age-restricted communities we acquire must comply with the FHAA and the Housing for Older Persons Act ("HOPA"). The FHAA prohibits housing discrimination based upon familial status, which is commonly referred to as age-based discrimination. However, there are exceptions for housing developments that qualify as housing for older persons. The HOPA provides the legal requirements for such housing developments. In order for housing to qualify as housing for older persons, the HOPA requires (1) all residents of such developments to be 62 years of age or older or (2) that at least 80% of the occupied units are occupied by at least one person who is 55 years of age or older and that the housing community publish and adhere to policies and procedures that demonstrate this required intent and comply with rules issued by the United States Department of Housing and Urban Development for verification of occupancy. In addition, certain states require that age-restricted housing communities register with the state. Noncompliance with the FHAA, HOPA and state registration requirements could result in the imposition of fines, awards of damages to private litigants, payment of attorneys' fees and other costs to plaintiffs, substantial litigation costs and substantial costs of remediation.

***If we sell properties by providing financing to purchasers, we will bear the risk of default by the purchaser.***

If we decide to sell any of our properties, we intend to use commercially reasonable efforts to sell them for cash or in exchange for other property. However, in some instances we may sell our properties by providing financing to purchasers. If we provide financing to purchasers, we will bear the risk of default by the purchaser and will be subject to remedies provided by law, which could negatively impact distributions to our stockholders. There are no limitations or restrictions on our ability to take purchase money obligations. We may, therefore, take a purchase money obligation secured by a mortgage as partial payment for the purchase price of a property. The terms of payment to us generally will be affected by custom in the area where the property being sold is located and the then-prevailing economic conditions. If we receive promissory notes or other property in lieu of cash from property sales, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property are actually paid, sold or refinanced or we have otherwise disposed of such promissory notes or other property. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to make distributions to our stockholders.

***We may be contractually obligated to purchase property even if we are unable to secure financing for the acquisition.***

We may finance a portion of the purchase price for any property that we acquire. However, to ensure that our offers are as competitive as possible, we generally will not enter into contracts to purchase property that include financing contingencies. Thus, we may be contractually obligated to purchase a property even if we are unable to secure financing for the acquisition. In this event, we may choose to close on the property by using cash on hand, which would result in less cash available for our operations and distributions to stockholders. Alternatively, we may choose not to close on the acquisition of the property and default on the purchase contract. If we default on any purchase contract, we could lose our earnest money and become subject to liquidated or other contractual damages and remedies. These consequences could have a material adverse effect on our business, results of operations, financial condition and ability to pay distributions to our stockholders.

***Difficulty of selling multifamily communities could limit flexibility.***

Federal tax laws may (subject to a statutory "safe harbor") limit our ability to earn a gain on the sale of a community (unless we own it through a subsidiary which will incur a taxable gain upon sale) if we are found to have held, acquired or developed the community primarily with the intent to resell the community or otherwise hold the asset as a "dealer," and this limitation may affect our ability to sell communities without adversely affecting returns to our stockholders. In addition, real estate in our markets can at times be difficult to sell quickly at prices we find acceptable. These potential difficulties in selling real estate in our markets may limit our ability to change or reduce the communities in our portfolio promptly in response to changes in economic or other conditions.

**Risks Associated with Debt Financing**

***We will incur mortgage indebtedness and other borrowings, which will increase our business risks.***

We and the entities in which we invest have utilized debt financing secured by real property investments to finance acquisitions. We anticipate that we will acquire additional properties and other real estate-related assets by using existing financing, if available, or borrowing new funds. In order to satisfy the requirement that we distribute to stockholders at least 90% of our annual REIT taxable income, or otherwise as is necessary or advisable to assure that we maintain our qualification as a REIT for federal income tax purposes and/or avoid federal income tax, we may also borrow additional funds for payment of distributions to stockholders.

There is no limitation on the amount we may invest in any single property or other asset or on the amount we can borrow for the purchase of any individual property or other investment. Under our charter, the maximum amount of our indebtedness shall not exceed 300% of our "net assets" (as defined by our charter) as of the date of any borrowing; however, we may exceed that limit if approved by a majority of our independent directors.

In addition to our charter limitation, our board of directors has adopted a policy to generally limit our aggregate borrowings to approximately 75% of the aggregate value of our assets unless substantial justification exists that borrowing a greater amount is in our best interests (for purposes of this policy limitation and the target leverage ratio discussed below, the value of our assets is based on methodologies and policies determined by our board of directors that may include, but do not require, independent appraisals). Our policy limitation, however, does not apply to individual real estate assets and only will apply once we have invested substantially all of our capital raised in our Initial Public Offering. As a result, we expect to borrow more than 75% of the value of any particular asset to the extent our board of directors determines that borrowing such amount is prudent. Such debt may be at higher leverage than REITs with similar investment objectives or criteria. High debt levels would cause us to incur higher interest charges, would result in higher debt service payments, and could be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of your investment. Following the investment of the remaining proceeds raised in our Initial Public Offering, we will seek a long-term leverage ratio of approximately 50% to 60% upon stabilization of our portfolio.

We do not intend to incur mortgage debt on a particular real property unless we believe the property's projected cash flow is sufficient to service the mortgage debt. However, if there is a shortfall in cash flow, then the amount available for distributions to stockholders may be affected. In addition, incurring mortgage debt increases the risk of loss because (1) loss in investment value is generally borne entirely by the borrower until such time as the investment value declines below the principal balance of the associated debt and (2) defaults on indebtedness secured by a property may result in foreclosure actions initiated by lenders and our loss of the property securing the loan that is in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds from the foreclosure. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to our lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that more than one real property may be affected by a default. If any of our properties are foreclosed upon due to a default, our ability to make distributions to our stockholders will be adversely affected. In addition, since we intend to begin to consider the process of liquidating and distributing cash or listing our shares on a national securities exchange within four to six years after the termination of our Initial Public Offering, our approach to investing in properties utilizing leverage in order to accomplish our investment objectives over this period of time may present more risks to our stockholders than comparable real estate programs that have a longer intended duration and that do not utilize borrowing to the same degree.

***If mortgage debt is unavailable at reasonable rates, we may not be able to finance the multifamily communities, which could reduce the number of properties we can acquire and the amount of cash distributions we can make.***

When we place mortgage debt on multifamily communities, we run the risk of being unable to refinance the properties when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher when the properties are refinanced, we may not be able to finance the properties at reasonable rates and our income could be reduced. If this occurs, it would reduce cash available for distribution to our stockholders, and it may prevent us from borrowing more money.

***We may obtain and/or guaranty construction loans to finance multifamily developments.***

We and our joint venture partners, including the developers, may obtain construction loans to finance the construction of multifamily developments. The construction loan lender may require that the developer of the project provide a guaranty that the project will be completed. The construction loan lender may also require that we provide a similar completion guaranty or a full recourse payment guaranty. If the developer fails to complete the project, if the project is delayed or if the completed project fails to generate the expected cash flow, we may be liable under a loan guaranty. If we choose not to complete an unfinished project, it may be liquidated based on the "as-is" value as opposed to a valuation based on the ability to complete the project. The occurrence of such events may have a negative impact on our results of operations and our ability to pay distributions.

***Our financial condition could be adversely affected by financial covenants under our credit facility.***

Our $150.0 million credit facility agreement contains certain financial and operating covenants, including, among other things, leverage ratios, certain coverage ratios, as well as limitations on our ability to incur secured indebtedness. The credit facility agreement also contains customary default provisions including the failure to timely pay debt service issued thereunder and the failure to comply with our financial and operating covenants and cross-default provision with other debt. These covenants could limit our ability to obtain additional funds needed to address liquidity needs or pursue growth opportunities or transactions that would provide substantial return to our stockholders. In addition, a breach of these covenants could cause a default and accelerate payment of advances under the credit facility agreement, which could have a material adverse effect on our financial condition.

Violating the covenants contained in our credit facility agreement would likely result in us incurring higher finance costs and fees and/or an acceleration of the maturity date of advances under the credit facility agreement all of which could have a material adverse effect on our results of operations and financial condition.

***Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.***

In connection with obtaining financing, a lender could impose restrictions on us that affect our ability to incur additional debt and our distribution and operating policies. In general, we expect our loan agreements to restrict our ability to encumber or otherwise transfer our interest in the respective property without the prior consent of the lender. Loan documents we enter into may contain other negative covenants that may limit our ability to further mortgage the property, discontinue insurance coverage, replace Behringer Harvard Multifamily Advisors I as our Advisor or impose other limitations. Any such restriction or limitation may have an adverse effect on our operations and our ability to make distributions to you.

***Our ability to obtain financing on reasonable terms could be impacted by negative capital market conditions.***

Commercial real estate debt markets have experienced volatility and uncertainty as a result of certain related factors, including the tightening of underwriting standards by lenders and credit rating agencies, macro-economic issues related to fiscal, tax and regulatory policies and global financial issues arising from the European debt crisis and recessionary implications. Should these conditions increase our overall cost of borrowings, either by increases in the index rates or by increases in lender spreads, we will need to factor such increases into the economics of our acquisitions, developments and property contributions. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure financing on reasonable terms, if at all.

***Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.***

We may finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or "balloon" payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available for distribution to our stockholders because cash otherwise available for distribution will be required to pay principal and interest associated with these mortgage loans.

***Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to make distributions to our stockholders.***

We may incur indebtedness that bears interest at a variable rate. In addition, from time to time we may pay mortgage loans or finance and refinance our properties in a rising interest rate environment. Accordingly, increases in interest rates could increase our interest costs, which could have an adverse effect on our cash flow from operating activities and our ability to make distributions to you. In addition, if rising interest rates cause us to need additional capital to repay indebtedness in accordance with its terms or otherwise, we may need to liquidate one or more of our investments at times that may not permit realization of the maximum return on these investments. Prolonged interest rate increases could also negatively impact our ability to make investments with positive economic returns.

***If we enter into financing arrangements involving balloon payment obligations, it may adversely affect our ability to make distributions.***

Some of our financing arrangements may require us to make a lump-sum or "balloon" payment at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT and/or avoid federal income tax. Any of these results would have a significant, negative impact on your investment.

**Risks Related to Investments in Real Estate-Related Assets**

***We may invest in real estate-related assets or hold a noncontrolling interest in an asset, which will be subject to the risks typically associated with real estate.***

We have invested and may continue to invest in real estate-related loans and other real estate-related assets. In addition, we may hold a noncontrolling interest in a real estate asset, such as a minority interest or preferred equity. Each of these investments will be subject to the risks typically associated with the ownership of real estate.

***We have relatively less experience investing in mortgage, bridge, mezzanine or other loans as compared to investing directly in real property, which could adversely affect our return on loan investments.***

The experience of our Advisor and its affiliates with respect to investing in mortgage, bridge, mezzanine or other loans relating to multifamily communities is not as extensive as it is with respect to investments directly in real properties. However, we have made and may continue to make such loan investments to the extent our Advisor determines that it is advantageous to us due to the state of the real estate market or in order to diversify our investment portfolio. Our less extensive experience with respect to mortgage, bridge, mezzanine or other loans could adversely affect our return on loan investments.

***The bridge loans in which we may invest involve greater risks of loss than conventional mortgage loans.***

We may provide or invest in bridge loans secured by first lien mortgages on a multifamily property to borrowers who are typically seeking short-term capital to be used in an acquisition or refinancing of real estate. We may also provide or invest in bridge loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the interest in the entity owning the real property. The borrower has usually identified an undervalued multifamily asset that has been undermanaged or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan, and we may not recover some or all of our investment.

In addition, owners usually borrow funds under a conventional mortgage loan to repay a bridge loan. We may therefore be dependent on a borrower's ability to obtain permanent financing to repay our bridge loan, which could depend on market conditions and other factors. Bridge loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under bridge loans held by us, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the bridge loan. To the extent we suffer such losses with respect to our investments in bridge loans, the value of our company and the price of our common stock may be adversely affected.

***The mezzanine loans in which we invest involve greater risks of loss than senior loans secured by income-producing real properties.***

We have and may continue to invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the interest in the entity owning the real property. These types of investments involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of the entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through "standstill periods"), and control decisions made in bankruptcy proceedings relating to borrowers. As a result, we may not recover some or all of our investment, which could have a negative impact on our ability to make distributions.

***The construction loans in which we may invest involve greater risks of loss of investment and reduction of return than conventional mortgage loans.***

If we decide to invest in construction loans secured by multifamily or other types of underlying properties, the nature of these loans pose a greater risk of loss than traditional mortgages. Since construction loans are made generally for the express purpose of either the original development or redevelopment of a property, the risk of loss is greater than a conventional mortgage because the underlying properties subject to construction loans are generally unable to generate income during the period of the loan. Construction loans may also be subordinate to the first lien mortgages. Any delays in completing the development or redevelopment multifamily project may increase the risk of default or credit risk of the borrower which may increase the risk of loss or risk of a lower than expected return to our portfolio.

***Our mortgage, bridge, mezzanine or other loans may be impacted by unfavorable real estate market conditions, which could decrease the value of our loan investments.***

If we make or invest in mortgage, bridge, mezzanine or other loans, we will be at risk of defaults on those loans caused by many conditions beyond our control, including local and other economic conditions affecting real estate values and interest rate levels. We do not know whether the values of the property securing the loans will remain at the levels existing on the dates of origination of the loans. If the values of the underlying properties drop, our risk will increase and the values of our interests may decrease.

***Our mortgage, bridge, mezzanine or other loans will be subject to interest rate fluctuations, which could reduce our returns as compared to market interest rates.***

If we invest in fixed-rate, long-term mortgage, bridge, mezzanine or other loans and interest rates rise, the loans could yield a return lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that mortgage, bridge, mezzanine or other loans are prepaid, because we may not be able to make new loans at the previously higher interest rate.

***Delays in liquidating defaulted mortgage, bridge, mezzanine or other loans could reduce our investment returns.***

If there are defaults under our loans, we may not be able to repossess and quickly sell the properties securing such loans. The resulting time delay could reduce the value of our investment in the defaulted loans. An action to foreclose on a property securing a loan is regulated by state statutes and rules and is subject to the delays and expenses of any lawsuit brought in connection with the foreclosure if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the loan.

***Returns on our mortgage, bridge, mezzanine or other loans may be limited by regulations.***

The mortgage, bridge or mezzanine loans in which we invest, or that we may make, may be subject to regulation by federal, state and local authorities (including those of foreign jurisdictions) and subject to various laws and judicial and administrative decisions. We may determine not to make mortgage, bridge, mezzanine or other loans in any jurisdiction in which we believe we have not complied in all material respects with applicable requirements. If we decide not to make mortgage, bridge, mezzanine or other loans in several jurisdictions, it could reduce the amount of income we would otherwise receive.

***Foreclosures create additional ownership risks that could adversely impact our returns on loan investments.***

If we acquire property by foreclosure following defaults under our mortgage, bridge, mezzanine or other loans, we will have the economic and liability risks as the owner of that property.

***The liquidation of our assets may be delayed as a result of our investment in mortgage, bridge, mezzanine or other loans, which could delay distributions to our stockholders.***

The mezzanine and bridge loans we may purchase will be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower's default. If our Advisor determines that it is in our best interest to make or invest in mortgage, bridge, mezzanine or other loans, any intended liquidation of us may be delayed beyond the time of the sale of all of our properties until all mortgage, bridge or mezzanine loans expire or are sold, because we may enter into mortgage, bridge, mezzanine or other loans with terms that expire after the date we intend to have sold all of our properties.

***Investments in real estate-related securities will be subject to specific risks relating to the particular issuer of the securities and may be subject to the general risks of investing in subordinated real estate securities, which may result in losses to us.***

We may invest in real estate-related securities of both publicly traded and private real estate companies. Our investments in real estate-related securities will involve special risks relating to the particular issuer of the real estate-related securities, including the financial condition and business outlook of the issuer. Issuers of real estate-related equity securities generally invest in real estate or real estate-related assets and are subject to the inherent risks associated with real estate-related investments, which are discussed in this "Risk Factors" section, including risks relating to rising interest rates.

Real estate-related securities are often unsecured and also may be subordinated to other obligations of the issuer. As a result, investments in real estate-related securities are subject to risks of: (1) limited liquidity in the secondary trading market in the case of unlisted or thinly traded securities; (2) substantial market price volatility resulting from changes in prevailing interest rates in the case of traded equity securities; (3) subordination to the prior claims of banks and other senior lenders to the issuer; (4) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets; (5) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations; and (6) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic slowdown or downturn. These risks may adversely affect the value of outstanding real estate-related securities and the ability of the issuers thereof to repay principal and interest or make distribution payments.

***Investments in real estate-related preferred equity securities involve a greater risk of loss than traditional debt financing.***

We may invest in real estate-related preferred equity securities, which may involve a higher degree of risk than traditional debt financing due to a variety of factors, including that such investments are subordinate to traditional loans and are not secured by property underlying the investment. Furthermore, should the issuer default on our investment, we would be able to proceed only against the entity in which we have an interest, and not the property owned by such entity and underlying our investment. As a result, we may not recover some or all of our investment.

***We may make investments in non-U.S. dollar denominated property and real estate-related securities, which will be subject to currency rates exposure and the uncertainty of foreign laws and markets.***

We may purchase property or real estate-related securities denominated in foreign currencies. A change in foreign currency exchange rates may have an adverse impact on returns on our non-U.S. dollar denominated investments. Although we may hedge our foreign currency risk subject to the REIT income qualification tests, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations.

***We expect that a portion of any real estate-related securities investments we make will be illiquid and we may not be able to adjust our portfolio in response to changes in economic and other conditions.***

Certain of the real estate-related securities that we may purchase in connection with privately negotiated transactions will not be registered under the applicable securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. The mezzanine and bridge loans we may purchase will be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower's default.

***Interest rate and related risks may cause the value of our real estate-related securities to be reduced.***

Interest rate risk is the risk that prevailing market interest rates change relative to the current yield on fixed income securities such as preferred and debt securities, and to a lesser extent dividend paying common stock. Generally, when market interest rates rise, the market value of these securities declines, and vice versa. In addition, when interest rates fall, issuers are more likely to repurchase their existing preferred and debt securities to take advantage of the lower cost of financing. As repurchases occur, principal is returned to the holders of the securities sooner than expected, thereby lowering the effective yield on the investment. On the other hand, when interest rates rise, issuers are more likely to maintain their existing preferred and debt securities. As a result, repurchases decrease, thereby extending the average maturity of the securities. We intend to manage interest rate risk by purchasing preferred and debt securities with maturities and repurchase provisions that are designed to match our investment objectives. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to pay distributions to you will be adversely affected.

***We may acquire real estate-related securities through tender offers, which may require us to spend significant amounts of time and money that otherwise could be allocated to our operations.***

We may acquire real estate-related securities through tender offers, negotiated or otherwise, in which we solicit a target company's stockholders to purchase their securities. The acquisition of these securities could require us to spend significant amounts of money that otherwise could be allocated to our operations. Additionally, in order to acquire the securities, the employees of our Advisor likely will need to devote a substantial portion of their time to pursuing the tender offer—time that otherwise could be allocated to managing our business. These consequences could adversely affect our operations and reduce the cash available for distribution to our stockholders.

***The CMBS in which we may invest are subject to all of the risks of the underlying mortgage loans and the risks of the securitization process.***

Commercial mortgage-backed securities ("CMBS") are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans.

In a rising interest rate environment, the value of CMBS may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security's effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of CMBS may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties. In certain instances, third- party guarantees or other forms of credit support can reduce the credit risk.

CMBS are also subject to several risks created through the securitization process. Subordinate CMBS are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that interest payment on subordinate CMBS will not be fully paid. Subordinate CMBS are also subject to greater credit risk than those CMBS that are more highly rated.

***If we use leverage in connection with any potential investments in CMBS, the risk of loss associated with this type of investment will increase.***

We may use leverage in connection with our investment in CMBS. Although the use of leverage may enhance returns and increase the number of investments that can be made, it may also substantially increase the risk of loss. There can be no assurance that leveraged financing will be available to us on favorable terms or that, among other factors, the terms of such financing will parallel the maturities of the underlying securities acquired. Therefore, such financing may mature prior to the maturity of the CMBS acquired by us. If alternative financing is not available, we may have to liquidate assets at unfavorable prices to pay off such financing. We may utilize repurchase agreements as a component of our financing strategy. Repurchase agreements economically resemble short-term, variable-rate financing and usually require the maintenance of specific loan-to-collateral value ratios. If the market value of the CMBS subject to a repurchase agreement declines, we may be required to provide additional collateral or make cash payments to maintain the loan to collateral value ratio. If we are unable to provide such collateral or cash repayments, we may lose our economic interest in the underlying CMBS.

## Federal Income Tax Risks

***Failure to qualify as a REIT would adversely affect our operations and our ability to make distributions.***

In order for us to qualify as a REIT, we must satisfy certain requirements set forth in the Internal Revenue Code and Treasury Regulations and various factual matters and circumstances that are not entirely within our control. We intend to structure our activities in a manner designed to satisfy all of these requirements. However, if certain of our operations were to be recharacterized by the Internal Revenue Service, such recharacterization could jeopardize our ability to satisfy all of the requirements for qualification as a REIT and may affect our ability to continue to qualify as a REIT. In addition, new legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualifying as a REIT or the federal income tax consequences of qualifying.

Our qualification as a REIT depends upon our ability to meet, through investments, actual operating results, distributions and satisfaction of specific stockholder rules, the various tests imposed by the Internal Revenue Code. We cannot assure you that we will satisfy the REIT requirements in the future.

If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax on our taxable income for that year at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the distributions-paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax. Our failure to qualify as a REIT would adversely affect the return on your investment.

Qualification as a REIT is subject to the satisfaction of tax requirements and various factual matters and circumstances that are not entirely within our control. New legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to qualification as a REIT or the federal income tax consequences of being a REIT. Our failure to qualify as a REIT would adversely affect your return on your investment.

***Our investment strategy may cause us to incur penalty taxes, lose our REIT status, or own and sell properties through taxable REIT subsidiaries, each of which would diminish the return to our stockholders.***

It is possible that one or more sales of our properties may be "prohibited transactions" under provisions of the Internal Revenue Code. If we are deemed to have engaged in a "prohibited transaction" (i.e., we sell a property held by us primarily for sale in the ordinary course of our trade or business) all income that we derive from such sale would be subject to a 100% penalty tax. The Internal Revenue Code sets forth a safe harbor for REITs that wish to sell property without risking the imposition of the 100% penalty tax. A principal requirement of the safe harbor is that the REIT must hold the applicable property for not less than two years prior to its sale.

If we desire to sell a property pursuant to a transaction that does not fall within the safe harbor, we may be able to avoid the 100% penalty tax if we acquired the property through a taxable REIT subsidiary ("TRS"), or acquired the property and transferred it to a TRS for a non-tax business purpose prior to the sale (i.e., for a reason other than the avoidance of taxes). However, there may be circumstances that prevent us from using a TRS in a transaction that does not qualify for the safe harbor. Additionally, even if it is possible to effect a property disposition through a TRS, we may decide to forego the use of a TRS in a transaction that does not meet the safe harbor requirements based on our own internal analysis, the opinion of counsel or the opinion of other tax advisers that the disposition should not be subject to the 100% penalty tax. In cases where a property disposition is not effected through a TRS, the Internal Revenue Service could successfully assert that the disposition constitutes a prohibited transaction, in which event all of the net income from the sale of such property will be payable as a tax and none of the proceeds from such sale will be distributable by us to our stockholders or available for investment by us.

If we acquire a property that we anticipate will not fall within the safe harbor from the 100% penalty tax upon disposition, then we may acquire such property through a TRS in order to avoid the possibility that the sale of such property will be a prohibited transaction and subject to the 100% penalty tax. If we already own such a property directly or indirectly through an entity other than a TRS, we may contribute the property to a TRS if there is another, non-tax related business purpose for the contribution of such property to the TRS. Following the transfer of the property to a TRS, the TRS will operate the property and may sell such property and distribute the net proceeds from such sale to us, and we may distribute the net proceeds distributed to us by the TRS to our stockholders. Though a sale of the property by a TRS likely would eliminate the danger of the application of the 100% penalty tax, the TRS itself would be subject to a tax at the federal level, and potentially at the state and local levels, on the gain realized by it from the sale of the property as well as on the income earned while the property is operated by the TRS. This tax obligation would diminish the amount of the proceeds from the sale of such property that would be distributable to our stockholders. As a result, the amount available for distribution to our stockholders would be substantially less than if the REIT had not operated and sold such property through the TRS and such transaction was not successfully characterized as a prohibited transaction. The maximum federal corporate income tax rate currently is 35%. Federal, state and local corporate income tax rates may be increased in the future, and any such increase would reduce the amount of the net proceeds available for distribution by us to our stockholders from the sale of property through a TRS after the effective date of any increase in such tax rates.

As a REIT, the value of the non-mortgage securities we hold in TRSs may not exceed 25% of the total value of our assets at the end of any calendar quarter. If the Internal Revenue Service were to determine that the value of our interests in all of our TRSs exceeded this limit at the end of any calendar quarter, then we would fail to qualify as a REIT. If we determine it to be in our best interests to own a substantial number of our properties through one or more TRSs, then it is possible that the Internal Revenue Service may conclude that the value of our interests in our TRSs exceeds 25% of the value of our total assets at the end of any calendar quarter and therefore cause us to fail to qualify as a REIT. Additionally, as a REIT, no more than 25% of our gross income with respect to any year may, in general, be from sources other than real estate-related assets. Distributions paid to us from a TRS are typically considered to be non-real estate income. Therefore, we may fail to qualify as a REIT if distributions from all of our TRSs, when aggregated with all other non-real estate income with respect to any one year, are more than 25% of our gross income with respect to such year. We will use all reasonable efforts to structure our activities in a manner intended to satisfy the requirements for our continued qualification as a REIT. Our failure to qualify as a REIT would adversely affect the return on your investment.

***REIT distribution requirements could adversely affect our ability to execute our business plan.***

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

***Certain fees paid to us may affect our REIT status.***

Income received in the nature of rental subsidies or rent guarantees, in some cases, may not qualify as rental income and could be characterized by the Internal Revenue Service as non-qualifying income for purposes of satisfying the "income tests" required for REIT qualification. In addition, in connection with our Section 1031 TIC Transactions, we or one of our affiliates may enter into a number of contractual arrangements with Behringer Harvard Exchange Entities whereby we will guarantee or effectively guarantee the sale of the co-tenancy interests being offered by any Behringer Harvard Exchange Entity. In consideration for entering into these agreements, we will be paid fees that could be characterized by the Internal Revenue Service as non-qualifying income for purposes of satisfying the "income tests" required for REIT qualification. If this fee income were, in fact, treated as non-qualifying, and if the aggregate of such fee income and any other non-qualifying income in any taxable year ever exceeded 5% of our gross revenues for such year, we could lose our REIT status for that taxable year and the four taxable years following the year of losing our REIT status. We will use commercially reasonable efforts to structure our activities in a manner intended to satisfy the requirements for our continued qualification as a REIT. Our failure to qualify as a REIT would adversely affect the return on your investment.

***Equity participation in mortgage, bridge and mezzanine loans may result in taxable income and gains from these properties, which could adversely impact our REIT status.***

If we participate under a loan in any appreciation of the properties securing the loan or its cash flow and the Internal Revenue Service characterizes this participation as "equity," we might have to recognize income, gains and other items from the property for federal income tax purposes. This could affect our ability to qualify as a REIT.

***Recharacterization of the Section 1031 TIC Transactions may result in taxation of income from a prohibited transaction, which would diminish distributions to our stockholders.***

In the event that the Internal Revenue Service were to recharacterize the Section 1031 TIC Transactions such that we, rather than the Behringer Harvard Exchange Entity, are treated as the bona fide owner, for tax purposes, of properties acquired and resold by the Behringer Harvard Exchange Entity in connection with the Section 1031 TIC Transactions, such characterization could result in the fees paid to us by the Behringer Harvard Exchange Entity as being deemed income from a prohibited transaction, in which event the fee income paid to us in connection with the Section 1031 TIC Transactions would be subject to the 100% penalty tax. If this occurs, our ability to make cash distributions to our stockholders will be adversely affected.

***You may have current tax liability on distributions you elect to reinvest in our common stock.***

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, you will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of the shares of common stock received.

***If our operating partnership fails to maintain its status as a partnership or other flow-through entity for tax purposes, its income may be subject to taxation, which would reduce the cash available to us for distribution to our stockholders.***

We intend to maintain the status of Behringer Harvard Multifamily OP I, our operating partnership, as a partnership (or other flow-through entity) for federal income tax purposes. However, if the Internal Revenue Service were to successfully challenge the status of the operating partnership as an entity taxable as a partnership, Behringer Harvard Multifamily OP I would be taxable as a corporation. In such event, this would reduce the amount of distributions that the operating partnership could make to us. This could also result in our losing REIT status, and becoming subject to a corporate level tax on our income. This would substantially reduce the cash available to us to make distributions and the return on your investment. In addition, if any of the partnerships or limited liability companies through which the operating partnership owns its properties, in whole or in part, loses its characterization as a partnership for federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the operating partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain REIT status.

***In certain circumstances, we may be subject to federal and state taxes, which would reduce our cash available for distribution to our stockholders.***

Even if we qualify and maintain our status as a REIT, we may become subject to federal and state taxes. For example, if we have net income from a "prohibited transaction," such income will be subject to the 100% penalty tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our assets and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. We may also be subject to state and local taxes, including potentially the "margin tax" in the State of Texas, on our income or property, either directly or at the level of the operating partnership or at the level of the other companies through which we indirectly own our assets. Any federal or state taxes paid by us will reduce the cash available to us for distribution to our stockholders.

***We may be disqualified from treatment as a REIT if a joint venture entity elects to qualify as a REIT and is later disqualified from treatment as a REIT.***

As part of our joint ventures, such as our joint ventures with our BHMP Co-Investment Partner , MW Co-Investment Partner or future joint ventures with any other Behringer Harvard sponsored investment program, we have and we may in the future form subsidiary REITs that will acquire and hold assets, such as a co-investment project owned through a joint venture with our BHMP Co-Investment Partner. In order to qualify as a REIT, among numerous other requirements, each subsidiary REIT must have at least 100 persons as beneficial owners after the first taxable year for which it makes an election to be taxed as a REIT and satisfy all of the other requirements for REITs under the Internal Revenue Code. We may be unable to satisfy these requirements for the subsidiary REITs created in our joint ventures with the BHMP Co-Investment Partner or other joint ventures. In the event that a subsidiary REIT is disqualified from treatment as a REIT for whatever reason, we will be disqualified from treatment as a REIT as well absent our ability to comply with certain relief provisions, which are unlikely to be available. If we were disqualified from treatment as a REIT we would lose the ability to deduct from our income distributions that we make to our stockholders, and there would be a negative impact on our operations and our stockholders' investment in us.

***A subsidiary REIT may become subject to state taxation, negatively affecting its operating results.***

A number of states tax captive REITs, and such taxes may impact the subsidiary REITs. In addition, certain other states are considering whether to tax captive REITs. If any subsidiary REIT becomes subject to state taxation, that subsidiary REIT's results of operations could be negatively affected.

***Non-U.S. income or other taxes, and a requirement to withhold any non-U.S. taxes, may apply, and, if so, the amount of net cash from operations payable to you will be reduced.***

We may acquire real property located outside the United States and may invest in stock or other securities of entities owning real property located outside the United States. As a result, we may be subject to foreign (i.e., non-U.S.) income taxes, stamp taxes, real property conveyance taxes, withholding taxes, and other foreign taxes or similar impositions in connection with our ownership of foreign real property or foreign securities. The country in which the real property is located may impose such taxes regardless of whether we are profitable and in addition to any U.S. income tax or other U.S. taxes imposed on profits from our investments in such real property or securities. If a foreign country imposes income taxes on profits from our investment in foreign real property or foreign securities, you will not be eligible to claim a tax credit on your U.S. federal income tax returns to offset the income taxes paid to the foreign country, and the imposition of any foreign taxes in connection with our ownership and operation of foreign real property or our investment in securities of foreign entities will reduce the amounts distributable to you. Similarly, the imposition of withholding taxes by a foreign country will reduce the amounts distributable to you. We expect the organizational costs associated with non-U.S. investments, including costs to structure the investments so as to minimize the impact of foreign taxes, will be higher than those associated with U.S. investments. Moreover, we may be required to file income tax or other information returns in foreign jurisdictions as a result of our investments made outside of the United States. Any organizational costs and reporting requirements will increase our administrative expenses and reduce the amount of cash available for distribution to you. You are urged to consult with your own tax advisers with respect to the impact of applicable non-U.S. taxes and tax withholding requirements on an investment in our common stock.

***Our foreign investments will be subject to changes in foreign tax or other laws, as well as to changes in U.S. tax laws, and such changes could negatively impact our returns from any particular investment.***

We may make investments in real estate located outside of the United States. Such investments will typically be structured to minimize non-U.S. taxes, and generally include the use of holding companies. Our ownership, operation and disposition strategy with respect to non-U.S. investments will take into account foreign tax considerations. For example, it is typically advantageous from a tax perspective in non-U.S. jurisdictions to sell interests in a holding company that owns real estate rather than the real estate itself. Buyers of such entities, however, will often discount their purchase price by any inherent or expected tax in such entity. Additionally, the pool of buyers for interests in such holding companies is typically more limited than buyers of direct interests in real estate, and we may be forced to dispose of real estate directly, thus potentially incurring higher foreign taxes and negatively affecting the return on the investment.

We will also capitalize our holding companies with debt and equity to reduce foreign income and withholding taxes as appropriate and with consultation with local counsel in each jurisdiction. Such capitalization structures are complex and potentially subject to challenge by foreign and domestic taxing authorities.

We may use certain holding structures for our non-U.S. investments to accommodate the needs of one class of investors which reduce the after-tax returns to other classes of investors. For example, if we interpose an entity treated as a corporation for United States tax purposes in our chain of ownership with respect to any particular investment, U.S. tax-exempt investors will generally benefit as such investment will no longer generate unrelated business taxable income. However, if a corporate entity is interposed in a non-U.S. investment holding structure, this would prevent individual investors from claiming a foreign tax credit for any non-U.S. income taxes incurred by the corporate entity or its subsidiaries.

Foreign investments are subject to changes in foreign tax or other laws. Any such law changes may require us to modify or abandon a particular holding structure. Such changes may also lead to higher tax rates on our foreign investments than we anticipated, regardless of structuring modifications. Additionally, U.S. tax laws with respect to foreign investments are subject to change, and such changes could negatively impact our returns from any particular investment.

***Legislative or regulatory action could adversely affect the returns to our investors.***

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your own tax adviser with respect to the impact of recent legislation on your investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. You also should note that our counsel's tax opinion was based upon existing law and Treasury Regulations, applicable as of the date of its opinion, all of which are subject to change, either prospectively or retroactively.

There is generally a reduced tax rate on dividends paid by corporations to individuals equal to the capital gain rate, which, as of January 1, 2013, is at a maximum tax rate of 20%. REIT distributions generally do not qualify for this reduced rate. The maximum corporate tax rate for dividends received by corporations is 35%. As a REIT, we generally would not be subject to federal or state corporate income taxes on that portion of our ordinary income or capital gain that we distribute currently to our stockholders, and we thus expect to avoid the "double taxation" to which other corporations are typically subject.

Although REITs continue to receive substantially better tax treatment than entities taxed as corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be taxed for federal income tax purposes as a corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interest of our stockholders.

**Risks Related to Investments by Benefit Plans Subject to ERISA and Certain Tax-Exempt Entities (including IRAs)**

***If you fail to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, you could be subject to criminal and civil penalties.***

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit sharing, section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares. If you are investing the assets of such a plan or account in our common stock, you should satisfy yourself that:

- your investment is consistent with your fiduciary obligations and other duties under ERISA and the Internal Revenue Code;

- your investment is made in accordance with the documents and instruments governing your plan or IRA, including your plan's or account's investment policy;
- your investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;
- your investment in our shares, for which no public trading market exists, is consistent with the liquidity needs of the plan or IRA;
- your investment will not produce an unacceptable amount of "unrelated business taxable income" for the plan or IRA;
- you will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and
- your investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

We have adopted a valuation policy in respect of estimating the per share value of our common stock and expect to disclose such estimated value annually. For information regarding our estimated value per share, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities—Market Information" of this Annual Report on Form 10-K. We can make no assurances that such estimated value will satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common shares. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment or a related party may be subject to the imposition of excise taxes with respect to the amount invested. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners and custodians should consult with counsel before making an investment in our common shares.

**Item 1B. Unresolved Staff Comments**

None.

## Item 2. Properties

### *Description of Properties and Real Estate-Related Assets*

We make real estate investments through wholly owned entities or through Co-Investment Ventures, which may in turn invest through Property Entities. Our investment criteria, analysis and strategies are substantially the same under each of these ownership structures. As of December 31, 2012, we had 47 consolidated multifamily communities (including 11 developments), one unconsolidated joint venture debt investment in another multifamily community, where the joint venture has made a loan investment to a Property Entity, and three separate, wholly owned debt investments, consisting of mezzanine and land loans, in three other multifamily communities. As of December 31, 2011, we had 37 consolidated multifamily communities, one unconsolidated joint venture equity investment in another multifamily community, where the joint venture has made a loan investment to the Property Entity, and four separate, wholly owned debt investments in four other multifamily communities.

The following tables present our consolidated real estate investments and our investment in an unconsolidated real estate joint venture (which investment is made through a consolidated BHMP CO-JV) as of December 31, 2012. The investments are categorized as of December 31, 2012 based on geographic region and type of investment, either operating, development or loan investments. We also categorize based on the stages in the development and operation of the investment and for investments in unconsolidated real estate joint ventures based on its type of underlying investment. The definitions of each stage are as follows:

- Stabilized / Comparable are communities that are stabilized (the earlier of 90% occupancy or one year after completion) for both the current and prior reporting year.
- Stabilized / Non-comparable are communities that have been stabilized or acquired after January 1, 2011. Communities where the basis of accounting changed from equity accounting to consolidation after January 1, 2011 are also classified as non-comparable.
- Lease ups are communities that have commenced leasing but have not yet reached stabilization. We do not currently have any communities in lease up.

- Developments are communities currently under construction for which leasing activity has not commenced.

| | Location | Units | Ownership %[a] | Year of Initial Investment[b] | Year of Completion[c] | As of December 31, 2012 | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | | Physical Occupancy Rate[d] | Monthly Rental Revenue per Unit[e] | Total Net Real Estate (in millions) |
| **Consolidated Equity Investments:** | | | | | | | | |
| ***Operating Properties by Geographic Region***[f][g] | | | | | | | | |
| *Florida* | | | | | | | | |
| The District Universal Boulevard | Orlando, FL | 425 | 55% | 2010 | 2009 | 93% | $1,119 | $ 60.1 |
| Satori | Fort Lauderdale, FL | 279 | 51% | 2007 | 2010 | 95% | 2,056 | 79.6 |
| *Georgia* | | | | | | | | |
| The Reserve at John's Creek Walk | Johns Creek, GA | 210 | 51% | 2007 | 2006 | 97% | 1,224 | 28.2 |
| The Reserve at LaVista Walk[f] | Atlanta, GA | 283 | 100% | 2010 | 2008 | 98% | 1,241 | 35.8 |
| *Mid-Atlantic* | | | | | | | | |
| 55 Hundred | Arlington, VA | 234 | 55% | 2007 | 2010 | 94% | 1,876 | 77.2 |
| Bailey's Crossing | Alexandria, VA | 414 | 52% | 2007 | 2010 | 94% | 1,862 | 124.8 |
| Burrough's Mill | Cherry Hill, NJ | 308 | 55% | 2009 | 2004 | 95% | 1,516 | 59.0 |
| The Cameron | Silver Spring, MD | 325 | 70% | 2007 | 2010 | 92% | 1,951 | 99.3 |
| The Lofts at Park Crest[f] | McLean, VA | 131 | 55% | 2010 | 2008 | 93% | 3,232 | 44.0 |
| *Mid-West* | | | | | | | | |
| Burnham Pointe[f] | Chicago, IL | 298 | 100% | 2010 | 2008 | 95% | 2,161 | 81.3 |
| *Mountain* | | | | | | | | |
| 4550 Cherry Creek | Denver, CO | 288 | 55% | 2010 | 2004 | 94% | 1,737 | 74.6 |
| 7166 at Belmar | Lakewood, CO | 308 | 55% | 2010 | 2008 | 95% | 1,277 | 54.1 |
| Skye 2905 | Denver, CO | 400 | 55% | 2008 | 2010 | 95% | 1,544 | 96.7 |
| The Venue | Clark County, NV | 168 | 55% | 2008 | 2009 | 89% | 895 | 24.5 |
| Veritas | Henderson, NV | 430 | 52% | 2007 | 2011 | 92% | 999 | 59.4 |
| *New England* | | | | | | | | |
| Grand Reserve Orange[f] | Orange, CT | 168 | 100% | 2009 | 2005 | 93% | 1,561 | 22.5 |
| Pembroke Woods | Pembroke, MA | 240 | 100% | 2012 | 2006 | 92% | 1,396 | 40.9 |
| Stone Gate | Marlborough, MA | 332 | 55% | 2011 | 2007 | 91% | 1,503 | 60.3 |
| West Village | Mansfield, MA | 200 | 55% | 2011 | 2008 | 93% | 1,634 | 33.5 |
| *Northern California* | | | | | | | | |
| Acacia on Santa Rosa Creek[f] | Santa Rosa, CA | 277 | 55% | 2010 | 2003 | 95% | 1,441 | 34.4 |
| Acappella | San Bruno, CA | 163 | 100% | 2010 | 2010 | 93% | 2,417 | 50.3 |
| Argenta | San Francisco, CA | 179 | 55% | 2011 | 2008 | 94% | 3,212 | 87.9 |
| Renaissance | Concord, CA | 132 | 55% | 2011 | 2008 | 95% | 2,084 | 38.4 |
| *Northwest* | | | | | | | | |
| Cyan/PDX | Portland, OR | 352 | 55% | 2009 | 2009 | 94% | 1,318 | 77.5 |
| Tupelo Alley | Portland, OR | 188 | 55% | 2010 | 2009 | 93% | 1,355 | 38.0 |
| *Southern California* | | | | | | | | |
| Calypso Apartments and Lofts | Irvine, CA | 177 | 55% | 2009 | 2008 | 96% | 1,911 | 54.5 |
| Forty55 Lofts | Marina del Rey, CA | 140 | 55% | 2009 | 2010 | 98% | 3,291 | 76.9 |
| The Gallery at NoHo Commons[f] | Los Angeles, CA | 438 | 55% | 2009 | 2008 | 95% | 1,481 | 96.1 |
| San Sebastian | Laguna Woods, CA | 134 | 55% | 2009 | 2010 | 93% | 2,109 | 35.2 |
| *Texas* | | | | | | | | |
| Allegro | Addison, TX | 272 | 100% | 2010 | 2010 | 95% | 1,518 | 40.7 |
| Briar Forest Lofts | Houston, TX | 352 | 55% | 2010 | 2008 | 95% | 1,196 | 42.8 |
| Eclipse | Houston, TX | 330 | 55% | 2007 | 2009 | 96% | 1,261 | 48.6 |
| Fitzhugh Urban Flats | Dallas, TX | 452 | 55% | 2010 | 2009 | 94% | 1,209 | 55.8 |
| Grand Reserve | Dallas, TX | 149 | 74% | 2007 | 2009 | 91% | 1,994 | 30.2 |
| Halstead | Houston, TX | 301 | 55% | 2009 | 2004 | 97% | 1,230 | 31.7 |
| Uptown Post Oak[f] | Houston, TX | 392 | 100% | 2010 | 2008 | 96% | 1,652 | 59.3 |
| **Total Operating Properties** | | 9,869 | | | 2008 | 94% | $1,596 | $2,054.1 |

(Table continued on next page)

**(Table continued from previous page)**

| | Location | Units | Ownership %[(a)] | Year of Initial Investment[(b)] | Estimated Year of Completion[(c)] | As of December 31, 2012 Physical Occupancy Rate[(d)] | Monthly Rental Revenue per Unit[(e)] | Investment in Real Estate/ Loan Balance (in millions) |
|---|---|---|---|---|---|---|---|---|
| ***Developments by Geographic Region***[(f)] | | | | | | | | |
| *Florida* | | | | | | | | |
| The Franklin Delray | Delray Beach, FL | 180 | 100% | 2012 | 3rd Quarter 2013 | N/A | N/A | $ 20.7 |
| *Mountain* | | | | | | | | |
| 21 Lawrence | Denver, CO | 212 | 80% | 2012 | 4th Quarter 2014 | N/A | N/A | 8.1 |
| *New England* | | | | | | | | |
| Audubon | Wakefield, MA | 186 | 80% | 2012 | 1st Quarter 2015 | N/A | N/A | 7.3 |
| Water Street | Cambridge, MA | 392 | 80% | 2012 | 3rd Quarter 2015 | N/A | N/A | 24.3 |
| *Northern California* | | | | | | | | |
| Renaissance Phase II | Concord, CA | 180 | 55% | 2011 | 4th Quarter 2015 | N/A | N/A | 8.7 |
| *Texas* | | | | | | | | |
| 4110 Fairmount | Dallas, TX | 299 | 100% | 2012 | 3rd Quarter 2014 | N/A | N/A | 14.1 |
| Allegro Phase II | Addison, TX | 121 | 100% | 2010 | 2nd Quarter 2013 | N/A | N/A | 9.4 |
| Allusion West University | Houston, TX | 231 | 100% | 2012 | 4th Quarter 2014 | N/A | N/A | 15.4 |
| Arpeggio Victory Park | Dallas, TX | 377 | 100% | 2012 | 3rd Quarter 2014 | N/A | N/A | 22.4 |
| The Muse Museum District | Houston, TX | 270 | 80% | 2012 | 2nd Quarter 2015 | N/A | N/A | 13.1 |
| Seven Rio | Austin, TX | 221 | 90% | 2011 | 4th Quarter 2014 | N/A | N/A | 8.1 |
| **Total Developments** | | 2,669 | | | | | | 151.6 |
| **Total Consolidated Real Estate** | | 12,538 | | | | | | $2,205.7 |
| **Consolidated Loan Investments by Geographic Region**[(f)] | | | | | | | | |
| ***Lease up*** | | | | | | | | |
| *Texas* | | | | | | | | |
| The Domain | Houston, TX | 320 | 100% | 2011 | 2012[(h)] | 45% | N/A | $ 9.8 |
| ***Developments*** | | | | | | | | |
| *Mountain* | | | | | | | | |
| Jefferson at One Scottsdale | Scottsdale, AZ | 388 | 100% | 2012 | 4th Quarter 2014 | N/A | N/A | 21.3 |
| *Southern California* | | | | | | | | |
| Pacifica | Costa Mesa, CA | 113 | 100% | 2011 | N/A | N/A | N/A | 4.9 |
| **Total Consolidated Loan Investments** | | 821 | | | | | | $ 36.0 |
| **Unconsolidated Loan Investment:** | | | | | | | | |
| ***Development*** | | | | | | | | |
| *Texas* | | | | | | | | |
| TDI 121 Custer | Allen, TX | 444 | 55% | 2012 | 2014 | N/A | N/A | $ 5.6 |
| **Total Unconsolidated Investment** | | 444 | | | | | | $ 5.6 |
| **Total—Consolidated and Unconsolidated** | | 13,803 | | | | | | |

(a) Ownership percentage is as of December 31, 2012 and represents our share of contributed capital. Actual cash distributions may be at different percentages or may vary over time. Each of our investments with our Co-Investment Venture partners may become subject to buy/sell rights with the Co-Investment Partners.

(b) Year of initial investment represents the year of our initial loan or equity investment in the multifamily community.

(c) We consider a multifamily community complete when the community is substantially constructed or renovated and capable of generating all significant revenue sources. Accordingly, the date provided may be different from the completion dates defined in the various contractual agreements or the final issuance of any official regulatory recognition of completion related to each multifamily community. The weighted average year of completion for operating properties was based upon number of units. For multifamily communities not completed as of December 31, 2012, the table presents the projected completion date, unless the development has not yet established a completion date, in which case it is designated as "N/A".

(d) Physical occupancy is defined as the residential units occupied for stabilized properties as of December 31, 2012 divided by the total number of residential units. Not considered in the physical occupancy rate is rental space designed for other than residential use, which is primarily retail space. As of December 31, 2012, the total gross leasable area of retail space for all of these communities is approximately 170,000 square feet, which is approximately 2% of total rentable area. As of December 31, 2012, all of the communities with retail space are stabilized, and approximately 75% of the 170,000 square feet of retail space was occupied. The calculation of total average physical occupancy rates are based upon weighted average number of residential units.

(e) Monthly rental revenue per unit has been calculated based on the leases in effect as of December 31, 2012 for stabilized properties. Monthly rental revenue per unit only includes base rents for the occupied units, including affordable housing payments and subsidies, and does not include other charges for storage, parking, pets, cleaning, clubhouse or other miscellaneous amounts. For the year ended December 31, 2012, these other charges were approximately $15.7 million, approximately 8% of total combined revenues for the period. The monthly rental revenue per unit also does not include unleased units or non-residential rental areas, which are primarily related to retail space.

(f) Geographic regions not identified to a state are defined in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Property Portfolio" of this Annual Report on Form 10-K.

(g) All operating properties are classified as stabilized/non-comparable, except for the following, which are classified as stabilized/comparable: Acacia on Santa Rosa Creek, Burnham Pointe, The Gallery at NoHo Commons, Grand Reserve Orange, The Lofts at Park Crest, The Reserve at LaVista Walk, and Uptown Post Oak.

(h) Construction of the development was completed in 2012.

For additional information regarding our real estate portfolio, see Part I, Item 1, "Business" and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

**Item 3. Legal Proceedings**

We are not party to, and none of our communities are subject to, any material pending legal proceeding nor are we aware of any such legal or regulatory proceedings contemplated by governmental authorities.

**Item 4. Mine Safety Disclosures**

Not applicable

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

### Market Information

There is no established public trading market for our common stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder. Unless and until our shares are listed on a national securities exchange, it is not expected that a public market for the shares will develop.

### Estimated Per Share Value

On March 1, 2013, pursuant to our Second Amended and Restated Policy for Estimation of Common Stock Value (the "Valuation Policy") our board of directors, including all of its independent members met and established an estimated per share value of the Company's common stock effective as of March 1, 2013 equal to $10.03 per share based on the process and methodology discuss herein.

***Process and Methodology***

Our overall objective was to determine an estimated per share value that is supported by methodologies and assumptions that we believe are appropriate given our current circumstances and consistent with industry-standards.

Our board of directors determined our estimated value per share after it consulted with our advisor, Behringer Harvard Multifamily Advisors I, and Duff and Phelps LLC, an independent, third party real estate research, valuation and advisory firm ("D&P") engaged by the Company. D&P is an independent valuation and consulting firm whose review of the Advisor's valuation was conducted in conformity with the requirements of the Code of Professional Ethics & Standards of Professional Practice of the Appraisal Institute. The engagement of D&P was approved by our board of directors, including all of its independent members.

Our board of directors estimated the per share value of our common stock based upon a recommendation by our Advisor. In arriving at its recommended estimated value per share, the Advisor utilized valuation methodologies that the Advisor, our board of directors and D&P believe are standard and acceptable in the real estate industry for the types of assets and liabilities held by the Company. The following is a summary of the valuation methodologies used by the Advisor:

*Operating Real Estate.* Values for investments in operating real estate were estimated using a direct market capitalization rate approach. We believe that a direct market capitalization approach is the preferred method for stabilized multifamily operating investments, because multifamily operating communities are considered to have more consistent cash flow results than other types of real estate investments. For those other real estate investments (generally office, retail and industrial) a discounted cash flow is more suited to incorporate non-recurring results related to tenant improvements, leasing costs and vacancies. As multifamily does not generally have the degree of these non-recurring transactions as other real estate investment types, an extended cash flow analysis is not necessary and a direct market capitalization approach includes the significant operations for multifamily investments. Under this approach, for each property a stabilized net operating income was estimated for the twelve months from February 2013 and divided by an assumed market capitalization rate. The inputs for this calculation were specific to the applicable market, location and quality of each property, and were based on investors' return expectations and market assessments. These inputs included rental growth rates, operating expenses, occupancy, capital expenditures and capitalization rates. A summary of the key assumptions by geographic region is shown below on a weighted average basis (See Item 7,

"Management's Discussion and Analysis of Financial Condition and Results of Operations—Property Portfolio" for a description of our geographic regions):

| Geographic Region | Occupancy | Annual Rental Growth Rate | Capitalization Rate |
|---|---|---|---|
| Florida | 93% | 5.9% | 4.8% |
| Georgia | 95% | 4.8% | 5.2% |
| Mid-Atlantic | 93% | 5.6% | 4.4% |
| Mid-West | 95% | 9.6% | 4.6% |
| Mountain | 94% | 4.3% | 5.1% |
| New England | 93% | 3.3% | 4.9% |
| Northern California | 95% | 6.5% | 4.3% |
| Northwest | 94% | 3.8% | 4.3% |
| Southern California | 94% | 6.6% | 4.4% |
| Texas | 95% | 4.9% | 5.1% |
| | 94% | 5.4% | 4.7% |

*Construction in Progress.* As of February 1, 2013, the Company has 11 multifamily developments in progress. For multifamily community developments, where significant progress has been completed on the development or the property has been held for a significant period, values were estimated using a discounted cash flow analysis. As cash flows for these development investments have not stabilized as of the valuation date but are reasonably projected, we believe that a discounted cash flow approach is the preferred method for multifamily developments. Under this approach, cash flow estimates were prepared from January 1, 2013 through the estimated holding period, including a terminal value, net of estimated disposition costs, and present valued at a market discount rate. The inputs for this calculation were based on the applicable market, location, quality of each development, development risk premium and completion stage of each development and were derived from the perspective of applicable investors. These inputs included construction costs, completion dates, lease up rates, rental growth rates, operating expenses, occupancy, capital expenditures, exit capitalization rates and discount rates.

A discounted cash flow analysis was completed for two developments and a summary of the key assumptions by geographic region is shown below on a weighted average basis:

| Geographic Region | Annual Rental Growth Rate | Exit Capitalization Rate | Discount Rate | Lease up period (in years) |
|---|---|---|---|---|
| Florida | 3.8% | 4.7% | 8.4% | 0.8 |
| Texas | 3.5% | 5.3% | 8.3% | 0.6 |
| | 3.7% | 4.9% | 8.3% | 0.7 |

For nine of our developments, where the development land was recently acquired and minimal construction costs have been incurred, a discounted cash flow was not calculated, as the incurred costs are considered current value and from a market perspective, such costs are a reasonable approximation of the discounted cash flow valuation.

*Notes Receivable.* Values for notes receivable, which include mezzanine and land loans, were estimated using a discounted cash flow analysis. The cash flows were based on the remaining loan terms and estimated current market interest rates with similar characteristics, primarily loan-to-value characteristics. Because of the recent date of these loans and the short term maturity dates, the contractual amounts due were considered a reasonable approximation of current value for each of the loans.

*Mortgage Loans and Credit Facility Payable.* Values for mortgage loans and our credit facility payable were estimated using a discounted cash flow analysis, which would use inputs based on the remaining loan terms and estimated current market interest rates for mortgage loans and credit facilities with similar characteristics, including remaining loan term and loan-to-value ratios. The current market interest rate was generally determined based on the market spread plus the rate on U.S. treasuries for the remaining maturity. The estimated current market interest rates for mortgage loans ranged from 2.3% to 3.7%.

*Other Assets and Liabilities.* For a majority of our other assets and liabilities, consisting of cash and cash equivalents, short-term investments, accounts payable and other liabilities, the carrying values as of December 31, 2012, adjusted for significant activity to February 1, 2013, are considered equal to fair value due to their cost-based characteristics or short maturities. The value for our investment in an unconsolidated joint venture was estimated using the methodologies described above applied to the individual assets and liabilities of the joint venture. In connection with our estimated valuation of operating properties, notes receivable and mortgage loans payable, certain GAAP balances related to accumulated depreciation and amortization, straight-lining of rents, deferred revenues and expenses, and debt and notes receivable premiums and discounts have been eliminated as the accounts were already considered in the estimated values.

*Noncontrolling Interests.* In those situations where our consolidated assets and liabilities are held in joint venture structures in which other equity holders have an interest, we have valued those noncontrolling interests based on the terms of the joint venture agreement applied in the liquidation of the joint venture. In addition to noncontrolling joint venture interests, the subsidiary REITs of certain Co-Investment Ventures have been valued at their estimated redemption value. The resulting noncontrolling interests are a deduction in our estimated value.

*Common Stock Outstanding.* In deriving an estimated per share value, our total estimated value was divided by 168.1 million, the total number of common shares outstanding as of February 1, 2013, on a fully diluted basis, which includes financial instruments that can be converted into a known or determinable number of common shares. As of the valuation date, none of the financial instruments that could be converted into common shares are currently convertible into a known or determinable number of common shares. The determination of the number of common shares outstanding used in the estimated value per share is the same as used in GAAP computations for per share amounts.

Our estimated value per share was calculated by aggregating the value of our assets, subtracting the value of our liabilities, and dividing the net total by the fully-diluted common stock outstanding. Our estimated value per share is effective as of March 1, 2013. As a practical consideration, certain of the inputs and assumptions are based on amounts as of December 31, 2012 or later dates prior to or including February 1, 2013, as described above. We believe such amounts are reasonable and representative of value estimates as of March 1, 2013.

This value does not reflect "enterprise value," which could include premiums or discounts for:

- the large size of our portfolio, although some buyers may pay more for a portfolio compared to prices for individual properties;
- the characteristics of our working capital, leverage, credit facility and other financial structures where some buyers may ascribe different values based on synergies, cost savings or other attributes;
- disposition and other expenses that would be necessary to realize the value;
- the provisions under our advisory agreement and our potential ability to secure the services of a management team on a long-term basis; or

- the potential difference in our share value if we were to list our shares on a national securities exchange.

Our Advisor provided the valuation methodologies, assumptions and supporting schedules to D&P for their review D&P reviewed the Advisor's analysis to assess the valuation methodologies and assumptions used. D&P's scope included:

- a review of the Company's real estate investment historical performance, business plans related to operations of the investment, prior appraisals obtained in connection with acquisitions and financings, closed sales and offers for sales;
- physical inspections of approximately 20% of the Company's operating multifamily communities and 25% of the Company's multifamily developments (percents are based on number of investments);
- a review of the data models supporting the valuation for each real estate investment;
- a review of key assumptions utilized in the valuation models for operating and development properties, including but not limited to direct capitalization rates, discount rates, market rental rates, growth rates, occupancy, operating expenses and capital expenditures;
- a review of key market assumptions for debt investments, mortgage and credit facility liabilities, including but not limited to interest rates and collateral;
- a review of Advisor calculations related to value allocations to noncontrolling interests and joint venture interests, based on contractual terms and market assessments; and
- a review of valuation methodology for other assets and liabilities.

Based on D&P's review, D&P concluded to the Company and our board of directors that the valuation methodologies and assumptions used by the Advisor were appropriate and reasonable and that the valuation conclusions were reasonable. Our Advisor then separately presented a report to the board of directors recommending an estimated per share value. The board of directors then conferred with the Advisor and D&P regarding the methodologies and assumptions used.

Our board of directors, which is responsible for the estimated value, considered all information provided in light of its own familiarity with our assets and unanimously approved an estimated value of $10.03 per share, which is consistent with the Advisor's recommendation.

***Details:***

Effective as of March 1, 2013, our estimated per-share value was calculated as follows (amounts in millions, except per share):

| | Estimated Value | Estimated Value per Share |
|---|---|---|
| Real Estate: | | |
| Operating | $2,615 | $15.56 |
| Construction in progress | 185 | 1.10 |
| Notes receivable | 48 | 0.29 |
| Mortgage and credit facility payables | (971) | (5.78) |
| Cash and cash equivalents | 383 | 2.28 |
| Other assets and liabilities | (30) | (0.18) |
| Noncontrolling interests | (545) | (3.24) |
| Estimated value | $1,685 | $10.03 |

The reconciliation of our estimated value and estimated per share value to our December 31, 2012 GAAP total stockholders' equity is as follows (amounts in millions, except per share amounts):

| | Estimated Value | Estimated Value per Share |
|---|---|---|
| Total equity attributable to common stockholders as of December 31, 2012 | $1,322 | $ 7.89 |
| Real estate value in excess of GAAP carrying values[(a)] | 545 | 3.25 |
| Debt values in excess of stated debt principal balances[(b)] | (15) | (0.09) |
| Noncontrolling interest values[(c)] | (170) | (1.02) |
| Other value differences, net in excess of GAAP carrying values[(d)] | 3 | — |
| Estimated value | $1,685 | $10.03 |

(a) GAAP carrying values include total real estate, net and intangible assets, net related to real estate investments. The real estate value in excess of these GAAP carrying values relates to the net appreciation in our operating and development properties due primarily to growth in rental revenue and decreases in market capitalization rates since our acquisition of the real estate investment. Our aggregate GAAP purchase cost for our real estate, including capitalized expenditures subsequent to the purchase but before any accumulated depreciation or amortization, as of February 1, 2013 is $2.42 billion compared to our estimated fair value of $2.80 billion, representing an increase over cost of approximately $380.3 million or approximately 16%. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—General" for discussion of multifamily market fundamentals and trends.

(b) The stated debt principal balances reflect the contractual principal owed on our mortgage loans payable and credit facility payable. The debt values in excess of the stated debt principal balances relate to decreases in market financing rates for similar debt instruments. We would expect that while interest rates in general, and multifamily financing rates specifically, are declining that the fair value of our debt will exceed our GAAP carrying value. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Outlook" for discussion of multifamily financing interest rates.

(c) Our estimated value and estimated value per share is calculated on the basis of amounts attributable to our common stockholders. By deducting the values attributable to the noncontrolling interest, the amounts attributable to our common stockholders are derived.

(d) Other value differences include the write-off of deferred financing costs, straight-line rents, unearned financing income, debt and note receivable premiums and discounts, and deferred leasing costs, as well as estimated operating and distribution activity from December 31, 2012 to January 31, 2013. All estimated values per share in the table are calculated based upon the number of common shares outstanding as of December 31, 2012 except the total estimated value per share which is based upon the number of common shares outstanding as of February 1, 2013. The change in value due to increase in the number of shares outstanding from December 31, 2012 to February 1, 2013 is reflected in this line.

A change in the assumptions described above could impact the resulting value. For example, we would expect, all other factors held constant, that a decrease in capitalization rates and an increase in rental rate growth rates would increase the value of our real estate investments and our estimated per share value, while an opposite change would decrease the value of our real estate investments and our estimated per share value. Further, an increase in debt financing rates, all other factors held constant, would decrease the mark to market value of our debt and increase our estimated value per share, while an opposite change would increase the mark to market value of our debt and decrease our estimate value per share.

The table below presents the estimated increase or decrease to our estimated value per share for a 25 basis point increase and decrease in capitalization rates (including capitalization rates implied in developments), rental rate growth rates and financing interest rates, our more significant assumptions used in our estimated value. The table is only hypothetical to illustrate possible results if only one change in assumptions was made, with all other factors held constant. Further, each of these assumptions could change by more than 25 basis points or not change at all.

| | Change in Estimated Value per Share | |
|---|---|---|
| | **Increase of 25 basis points** | **Decrease of 25 basis points** |
| Capitalization rate | $(0.67) | $ 0.71 |
| Annual rental growth rate | $ 0.05 | $(0.05) |
| Debt financing interest rate | $ 0.03 | $(0.03) |

***Limitations of Estimated Value and Estimated Per Share Value***

While the Company believes the methodologies discussed above are standard in the multifamily real estate sector to determine fair value, the estimated values may or may not represent fair value determined in accordance with GAAP. (See Note 15, "Fair Value of Derivatives and Financial Instruments.") The estimated value should not be considered as an alternative to total stockholders' equity calculated in accordance with GAAP.

As with any valuation methodology, the methodologies used to determine the estimated value per share is based upon a number of estimates and assumptions that may prove later to be inaccurate or incomplete. Further, different market participants using different assumptions and estimates could derive different estimated values or estimated values per share. The estimated value per share may also not represent the amount that our shares would trade at on a national exchange, the amount realized in the sale or liquidation of the Company or what a common stockholder would realize in a sale of shares.

The estimated value of our shares was calculated as of specific date. The estimated value of our shares is expected to fluctuate over time in response to, including but not limited to, changes in multifamily capitalization rates, rental and growth rates, progress and market conditions related to developments, financing interest rates, returns on competing investments, changes in administrative expenses and other costs affecting working capital, amounts of distributions on our common stock, redemptions of our common stock, changes in the amount of common shares outstanding and the proceeds obtained for any common stock transactions and local and national economic factors. Further, as we are still investing proceeds from our Initial Public Offering and completing the execution of our developments, the composition of our portfolio and the related multifamily fundamentals could change over time.

There is no assurance that our methodologies used to estimate value per share would be acceptable to FINRA or in compliance with ERISA guidelines with respect to their reporting requirements.

**Distribution Reinvestment Plan**

In connection with its determination of the estimated value of our shares, and pursuant to the DRIP, our board of directors has determined that, effective March 1, 2013, distributions may be reinvested in shares of our common stock at a price of $9.53 per share, which is approximately 95% of the estimated value per share as of March 1, 2013. Prior to the determination of the estimated value of our shares as of March 1, 2013, the DRIP offering price for the most recent distribution reinvestment in February 2013 was $9.45 per share.

**Share Redemption Program**

In connection with its determination of the estimated value of our shares, our board of directors modified and reinstated our share redemption program. See Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities—Estimated Per Share Value—Share Redemption Program" of this Annual Report on Form 10-K.

**Holders**

As of February 1, 2013, we had approximately 168.1 million shares of common stock outstanding held by a total of approximately 47,000 stockholders of record.

**Distributions**

Distributions are authorized at the discretion of our board of directors based on its analysis of our prior performance, expectations of performance for future periods, including actual and anticipated operating cash flow, changes in market capitalization rates for investments suitable for our portfolio, capital expenditure needs, dispositions, general financial condition and other factors that our board of directors deems relevant. The board's decision will be influenced, in part, by its obligation to ensure that we maintain our status as a REIT. Distributions may also be paid in anticipation of cash flow that we expect to receive during a later period as we invest the remaining proceeds from our Initial Public Offering.

Given the amount of our remaining proceeds from our Initial Public Offering and our focus on development investments, there may be an extended period to deploy these proceeds into investments and to receive the income from such investments. During this period, we may use portions of the remaining proceeds from our Initial Public Offering and other sources to fund a portion of the distributions paid to our common stockholders, which could reduce the amount available for new investments. There is no assurance that these future investments will achieve our targeted returns necessary to maintain our current level of distributions, particularly due to the compression in capitalization rates continuing to be experienced in the multifamily communities that we target. As development, lease up or redevelopment projects are completed and begin to generate income, we would expect to have additional funds available to distribute to our stockholders.

Accordingly, we cannot assure as to when we will consistently generate sufficient cash flow solely from operating activities to fully fund distributions. Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. There can be no assurance that future cash flow will support paying our currently established distributions or maintaining distributions at any particular level or at all.

During periods when our operating cash flow has not generated sufficient operating cash flow to fully fund the payment of distributions on our common stock, we have paid and may in the future pay some or all of our distributions from sources other than operating cash flow. As noted above, we may use portions of the remaining proceeds from our Initial Public Offering to fund a portion of the distributions paid to our common stockholders, which could reduce the amount available for new investments. We may also refinance or dispose of our investments and use the proceeds to fund distributions on our common stock or reinvest the proceeds in new investments to generate additional operating cash flow. In addition, from time to time, our Advisor has agreed to waive or defer all or certain fees, expenses or incentives due to it, which has made more cash available for distributions. Our Advisor may waive or defer such fees in the future. There is no assurance that these sources will be available in future periods, which could result in temporary or permanent adjustments to our distributions.

*Special Cash Distribution*

In March 2012, our board of directors authorized a special cash distribution related to the sale of Mariposa in the amount of $0.06 per share of common stock payable to stockholders of record on July 6, 2012. The total special cash distribution of approximately $10.0 million was paid on July 11, 2012.

*Regular Distributions*

The following tables show the distributions paid and declared for the years ended December 31, 2012 and 2011 and cash flow from operating activities over the same periods (in millions, except per share amounts):

| | Distributions Paid in Cash[(a)] | Distributions Reinvested (DRIP) | Total | Cash Flow from Operating Activities | Total Distributions Declared[(b)] | Declared Distributions Per Share[(b)] |
|---|---|---|---|---|---|---|
| ***2012*** | | | | | | |
| Fourth Quarter | $ 6.7 | $ 7.8 | $14.5 | $18.4 | $14.7 | $0.088 |
| Third Quarter | 6.6 | 8.0 | 14.6 | 16.9 | 14.7 | 0.088 |
| Second Quarter[(c)] | 8.1 | 10.0 | 18.1 | 16.6 | 14.4 | 0.087 |
| First Quarter | 10.9 | 13.9 | 24.8 | 11.5 | 24.8 | 0.150 |
| Total | $32.3 | $39.7 | $72.0 | $63.4 | $68.6 | $0.413 |
| ***2011*** | | | | | | |
| Fourth Quarter | $10.6 | $14.0 | $24.6 | $10.5 | $24.9 | $0.151 |
| Third Quarter | 9.8 | 12.2 | 22.0 | 8.6 | 23.7 | 0.151 |
| Second Quarter | 8.1 | 9.6 | 17.7 | 5.9 | 18.5 | 0.150 |
| First Quarter | 7.1 | 8.3 | 15.4 | 6.7 | 15.9 | 0.148 |
| Total | $35.6 | $44.1 | $79.7 | $31.7 | $83.0 | $0.600 |

(a) Distributions accrue on a daily basis. The distributions that accrue each month are paid in the following month.

(b) Represents distributions accruing during the period.

(c) As further discussed below, beginning in the second quarter of 2012, the distribution rate was decreased from an annual distribution rate of 6% based on a $10 share price to an annual distribution rate of 3.5% based on a $10 share price. Accordingly, amounts paid during the second quarter of 2012 exceed the amounts declared during the second quarter of 2012.

The margin by which regular distributions exceeded cash flow from operating activities for the year ended December 31, 2012 as compared to the comparable period of 2011 was less as a result of our cash flow from operating activities increasing by 100% for the year ended December 31, 2012 compared to the comparable period of 2011, and more of a result of our reported cash flow from operating activities for the year ended December 31, 2012 including a significantly greater number of consolidated investments than investments accounted for under the equity method and the decrease in the distribution rate effective April 1, 2012. By reporting our investments on the consolidated method of accounting, our cash flow from operating activities includes not only our share of cash flow from operating activities but also the share related to noncontrolling interests. During 2012, we distributed an estimated $20.4 million of cash flow from operating activities to these noncontrolling interests, effectively reducing the share of cash flow from operating activities available to us to approximately $42.9 million. For the year ended December 31, 2011, we distributed an estimated $1.7 million of cash flow from operating activities to noncontrolling interests and our share of cash flow from operating activities available to us was approximately $29.9 million. As we invest the remaining proceeds from our Initial Public Offering and as our development projects are completed and leased, we expect our cash flow from operating activities to increase.

During the years ended December 31, 2011 and 2012, our regular cash distributions in excess of our cash flow from operations were funded from our available cash. The primary sources of our available cash were the remaining proceeds from our Initial Public Offering and dispositions. We terminated our Initial Public Offering in September 2011 raising net proceeds in 2011 of $539.6 million. In May 2011, we sold our investment in the Waterford BHMP CO-JV, realizing cash proceeds of $27.6 million and a GAAP gain of $18.1 million. In December 2011, we sold partial interests in multifamily communities to the MW CO-JV, realizing cash proceeds of $100.6 million, a GAAP gain of $5.7 million and an increase in additional paid-in capital of $39.6 million.

On March 19, 2012, our board of directors, considering the current and expected operations of the Company and the market conditions described above, authorized regular distributions payable to stockholders of record each day during the second quarter of 2012 equal to an annual rate of 3.5% (based on a purchase price of $10.00 per share), a reduction from the previous annual rate of 6.0%. Our board of directors has authorized daily distributions at this rate through March 31, 2013. With the change, our distribution rate is expected to be more in line with our estimated earnings and cash flow from operations after all of the proceeds from the Initial Public Offering are invested, along with proceeds from financings to achieve our targeted borrowing thresholds, and our developments are completed and producing stabilized cash flow. Further, the adjustment in the regular distribution rate is expected to allow the Company to be more competitive in developing and acquiring multifamily communities with less of a dilutive effect of paying distributions in excess of current or projected stabilized earnings and cash flow from operations.

During 2012 and 2011, our distributions were classified as follows for federal income tax purposes:

| | 2012 | 2011 |
|---|---|---|
| Ordinary income | 7.8% | 5.9% |
| Capital gains | 13.7% | 48.2% |
| Section 1250 recapture capital gains | 2.6% | 6.4% |
| Return of capital | 75.9% | 39.5% |
| Total | 100% | 100% |

The classification changes in 2012 were primarily due to fewer dispositions in 2012 as compared to 2011. In 2011, our capital gains and associated tax classifications related to our share of sales of a multifamily community and interests in BHMP CO-JVs as described above. In 2012, our capital gains and associated tax classification related to a sale of a single multifamily community.

Over the long-term, as we continue to invest the remaining proceeds from our Initial Public Offering in income producing multifamily communities and as our development investments are completed and leased up, we expect that more of our distributions (except with respect to distributions related to sales of our assets, which may include special distributions) will be paid from our share of cash flow from operating activities. However, operating performance cannot be accurately predicted due to numerous factors, including our ability to invest capital at favorable accretive yields, the financial performance of our investments, including our developments once operating, spreads between capitalization and financing rates, and the types and mix of assets available for investment. As a result, future distribution rates may change over time and future distributions declared and paid may continue to exceed cash flow from operating activities.

**Recent Sales of Unregistered Securities**

During the period covered by this Annual Report on Form 10-K, we did not sell any equity securities that were not registered under the Securities Act.

**Use of Proceeds from Registered Securities**

On September 2, 2008, our Registration Statement on Form S-11 (File No. 333-148414), covering our Initial Public Offering of up to 200 million shares of common stock, was declared effective under the Securities Act. Our Initial Public Offering commenced on September 5, 2008 and was terminated on September 2, 2011. We offered a maximum of 200 million shares in our Initial Public Offering at an aggregate offering price of up to $2 billion, or $10.00 per share, with discounts available to certain categories of purchasers. Behringer Securities LP, an affiliate of our Advisor, was the dealer manager of the Initial Public Offering. We sold approximately 146.4 million shares of our common stock in our Initial Public Offering on a best efforts basis pursuant to the offering for gross offering proceeds of approximately $1.46 billion.

We incurred expenses of approximately $157.1 million in connection with the issuance and distribution of the registered securities pursuant to the Initial Public Offering, all of which was paid to our Advisor and its affiliates, and includes commissions and dealer manager fees paid to Behringer Securities which reallowed all of the commissions and a portion of the dealer manager fees to soliciting dealers.

The net offering proceeds to us from the Initial Public Offering, after deducting the total expenses incurred described above, were $1.30 billion. From the commencement of the Initial Public Offering through December 31, 2012, we had used approximately $851.3 million of such net proceeds to invest in real estate and real estate-related investments, net of related debt. Of the amount used for these investments, approximately $31.7 million was paid to our Advisor as acquisition and advisory fees and acquisition expense reimbursements. Not included in our amount invested are commitments related to our developments which as of December 31, 2012 had not yet been incurred.

**Share Redemption Program**

As we previously announced in the periodic report on Form 8-K filed with the SEC on June 22, 2012 in connection with the Company's consideration of a strategic review, the Company came into possession of material non-public information. Based on the advice of outside legal counsel, our board of directors decided that suspending our share redemption program was in the best interests of the Company and its stockholders. Accordingly, effective as of June 18, 2012, our board of directors indefinitely suspended our share redemption program effective for redemptions being sought for the second quarter of 2012. However, in connection with its determination of the estimated value of our shares, our board of directors modified and reinstated our share redemption program, which permits our stockholders to sell their shares back to us subject to the significant conditions and limitations of the program. The modified and reinstated share redemption program is effective as of March 1, 2013 and the first time period redemptions will be considered under the share redemption program will be at the end of the second quarter 2013 for all properly submitted redemption requests received (i) on or prior to May 31, 2012, and not satisfied or withdrawn since that time, and (ii) between March 1, 2013 and May 31, 2013.

The following is a summary of some of the modifications made to the share redemption program. The summary below does not purport to be complete in scope and is qualified in its entirety by the full text of the share redemption program, which is filed as Exhibit 4.4 to this Annual Report on Form 10-K and is incorporated herein by reference.

- For redemptions sought upon a stockholder's death, qualifying disability or confinement to a long-term care facility ("Exceptional Redemptions"), the purchase price per share redeemed under our share redemption program will equal the lesser of: (i) the current estimated share value pursuant to our valuation policy and (ii) the average price per share the original purchaser or purchasers of shares paid to us for all of his or her shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock) (the "Original Share Price") less the aggregate of any special distributions so designated by our board of directors, distributed to stockholders prior to the redemption date and declared from the date of first issue of such redeemed shares (the "Special Distributions") Exceptional Redemptions will generally have priority over Ordinary Redemptions (as defined below).
- For redemptions other than those sought upon a stockholder's death, qualifying disability or confinement to a long-term care facility ("Ordinary Redemptions"), the purchase price per share redeemed under our share redemption program will equal the lesser of (i) 85% of the current estimated share value pursuant to our valuation policy and (ii) the Original Share Price less any Special Distributions.
- A quarterly funding limit has been established of $7 million per quarter (which our board of directors may increase or decrease from time to time).
- If we do not redeem all shares presented for redemption during any period in which we are redeeming shares, then all shares will generally be redeemed on a pro rata basis during the relevant period. With respect to any pro rata treatment, requests for Exceptional Redemptions will be considered first, as a group, with any remaining available funds allocated pro rata among requests for Ordinary Redemptions. Generally, no outstanding requests for Ordinary Redemptions will be satisfied until all outstanding requests for Exceptional Redemptions are satisfied in full.
- Removal of the requirement that in order to be considered for Exceptional Redemptions the event giving rise to the request, (i.e., death, disability, or confinement to long term care facility), occurred within one year of the redemption request. There is now no time limitation for those seeking an Exceptional Redemption.
- The effective date of any redemption has been changed from the last day of the calendar of the month preceding the date the board of directors accepts the redemption to the fifth business day following the date the board of directors approves the redemption.

Other significant terms of the share redemption program are summarized below:

Notwithstanding the redemption prices established above, our board of directors may determine, whether pursuant to formulae or processes approved by our board of directors or otherwise set by our board of directors, the redemption price of the shares, which may differ between Ordinary Redemptions and Exceptional Redemptions; provided, however, that we must provide at least 30 days' notice to stockholders before applying the new price.

The share redemption program is generally available only for stockholders who have held their shares for at least one year. Any shares approved for redemption will be redeemed on a periodic basis as determined from time to time by our board of directors, and no less frequently than annually. In addition to the $7 million per quarter funding limit discussed above, we will not redeem, during any twelve-month period, more than 5% of the weighted average number of shares outstanding during the twelve-month period immediately prior to the date of redemption.

Our board of directors reserves the right in its sole discretion at any time and from time to time to (1) waive the one-year holding requirement in the event of other exigent circumstances such as bankruptcy, a mandatory distribution requirement under a stockholder's IRA or with respect to shares purchased under or through our DRIP, (2) reject any request for redemption, (3) change the purchase price for redemptions, (4) limit the funds to be used for redemptions hereunder or otherwise change the redemption limitations or (5) amend, suspend (in whole or in part) or terminate the share redemption program. If we suspend our share redemption program (in whole or in part), except as otherwise provided by the board of directors, until the suspension is lifted, we will not accept any requests for redemption in respect of shares to which such suspension applies in subsequent periods and any such requests and all pending requests that are subject to the suspension will not be honored or retained, but will be returned to the requestor. Our Advisor and its affiliates will defer their own redemption requests, if any, until all other requests for redemption have been satisfied in any particular period. If a request for an Exceptional Redemption is made, we will waive the one-year holding requirement (1) upon the request of the estate, heir or beneficiary of a deceased stockholder or (2) upon the qualifying disability of a stockholder or upon a stockholder's confinement to a long-term care facility, provided that the condition causing such disability or need for long-term care was not preexisting on the date that such person became a stockholder.

During the fourth quarter ended December 31, 2012, the share redemption program was suspended and we did not redeem any shares.

**Stock-Based Compensation**

We have adopted a stock-based incentive award plan for our directors and consultants and for employees, directors and consultants of our affiliates, and our Advisor and its affiliates. We account for this plan under the modified prospective method of Accounting Standards Codification ("ASC") 718-10 "Compensation—Stock Compensation." In the modified prospective method, compensation cost is recognized for all share-based payments granted after the effective date and for all unvested awards granted. Prior period amounts were not restated. The tax benefits associated with these share-based payments are to be classified as financing activities in the Consolidated Statements of Cash Flows, rather than operating cash flows as required under previous regulations. We have issued a total of 6,000 shares of restricted stock to our independent directors, all of which are fully vested. For additional information regarding securities authorized for issuance under our equity compensation plan, see Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters—Equity Compensation Plan Information" of this Annual Report on Form 10-K.

**Convertible Stock**

Our authorized capital stock includes 1,000 shares of convertible stock, par value $0.0001 per share. We have issued all of these shares to our Advisor. No additional consideration is due upon the conversion of the convertible stock. There will be no distributions paid on shares of convertible stock. The conversion of the convertible stock into common shares will result in dilution of our stockholders' interests.

With certain limited exceptions, shares of convertible stock shall not be entitled to vote on any matter, or to receive notice of, or to participate in, any meeting of stockholders of the company at which they are not entitled to vote. However, the affirmative vote of the holders of more than two-thirds of the outstanding shares of convertible stock is required for the adoption of any amendment, alteration or repeal of a provision of the charter that adversely changes the preferences, limitations or relative rights of the shares of convertible stock.

Upon the occurrence of (1) our making total distributions (including distributions that may constitute a return of capital for federal income tax purposes but excluding distributions that constitute the redemption of any shares of common stock and excluding distributions on any shares of common stock before their redemption) on the then outstanding shares of our common stock equal to the issue price of those shares (that is, the price paid for those shares) plus a 7% cumulative, non-compounded, annual return on the issue price of those outstanding shares; or (2) the listing of the shares of common stock for trading on a national securities exchange, each outstanding share of our convertible stock will convert into the number of shares of our common stock described below; provided, that the shares of our convertible stock will not convert into shares of our common stock in the event that the advisory management agreement terminates or expires without renewal due to a material breach by our Advisor. Before we will be able to pay distributions to our stockholders equal to the aggregate issue price of our then outstanding shares plus a 7% cumulative, non-compounded, annual return on the issue price of those outstanding shares, we expect we will need to sell a portion or possibly all of our investments. Thus, the sale of one or more investments will be a practical prerequisite for conversion under clause (1) above.

Upon the occurrence of either such triggering event, each share of convertible stock shall, unless our advisory management agreement with our Advisor has been terminated or not renewed on account of a material breach by our Advisor, generally be converted into a number of shares of common stock equal to 1/1000 of the quotient of (1) 15% of the amount, if any, by which (a) the value of the company (determined in accordance with the provisions of the charter and summarized in the following paragraph) as of the date of the event triggering the conversion plus the total distributions paid to our stockholders through such date on the then outstanding shares of our common stock exceeds (b) the sum of the aggregate issue price of those outstanding shares plus a 7% cumulative, non-compounded, annual return on the issue price of those outstanding shares as of the date of the event triggering the conversion, divided by (2) the value of the company divided by the number of outstanding shares of common stock, in each case, as of the date of the event triggering the conversion. In the case of conversion upon the listing of our shares, the conversion of the convertible stock will not occur until the 31st trading day after the date of such listing. The performance threshold necessary for the convertible stock to have any value is based on the aggregate distributions paid on, and the aggregate issue price of, our outstanding shares of common stock. It is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for the convertible stock to have any value. In fact, if the convertible stock has value, the returns of our stockholders will differ, and some may be less than a 7% cumulative, non-compounded annual return.

If our advisory management agreement with our Advisor is still in effect at the time of an event triggering conversion of the convertible stock, then the holder of the convertible stock will be entitled to receive 100% of the number of shares of common stock calculated per the preceding paragraph. However, if our advisory management agreement with our Advisor expires without renewal or is terminated (other than because of a material breach by our advisor) prior to either such triggering event described in the foregoing paragraph, then upon either such triggering event the holder of the convertible stock will be entitled to a prorated portion of the number of shares of common stock determined by the foregoing calculation, where such proration is based on the percentage of the time that we were advised by our Advisor. If, prior to a triggering event, our advisory management agreement is terminated or not renewed on account of a material breach by our advisor, our convertible stock will not be eligible for conversion at any time.

Our board of directors will oversee the conversion of the convertible stock to ensure that any shares of common stock issuable in connection with the conversion is calculated in accordance with the terms of our charter and to evaluate the impact of the conversion on our REIT status. If, in the good faith judgment of our board of directors, full conversion of the convertible stock would jeopardize our status as a REIT, then only such number of shares of convertible stock (or fraction of a share thereof) shall be converted into a number of shares of common stock such that our REIT status would not be jeopardized. The conversion of the remaining shares of convertible stock will be deferred until the earliest date after our board of directors determines that such conversion will not jeopardize our qualification as a real estate investment trust. Any such deferral will not otherwise alter the terms of the convertible stock.

## Item 6. Selected Financial Data

We made our first investment in an unconsolidated real estate joint venture in April 2007 and our first investment in a wholly owned multifamily community in September 2009. Through 2008, a large proportion of our investments were in multifamily developments. Beginning in 2009, we began increasing our investment in operating stabilized multifamily communities and in investments reported on the consolidated method of accounting. In 2011, we began to increase our investments in developments. The following table lists the number of investments consolidated by us or made through unconsolidated Co-Investment Ventures and each investment's classification as operating, lease up or development for the last five years:

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| Consolidated communities | 50 | 41 | 10 | 3 | — |
| Investments in unconsolidated real estate joint ventures | 1 | 1 | 23 | 17 | 10 |
| Total | 51 | 42 | 33 | 20 | 10 |
| Stabilized communities | 36 | 36 | 26 | 8 | 1 |
| Lease up communities, including mezzanine loans | 1 | — | 7 | 10 | — |
| Development, including mezzanine and land loans | 14 | 6 | — | 2 | 9 |
| Total | 51 | 42 | 33 | 20 | 10 |

As shown in the table above, we have increased the total number of investments and the number of our investments classified as operating multifamily communities, while including a varying number of communities classified as development or lease up depending on their improvement status at different points in time. Operating properties will generally report higher amounts of revenues, depreciation, amortization and cash flow activities than development and lease up properties. We have also increased our consolidated communities which resulted in gross reporting of assets, liabilities, revenues and expenses. Accordingly, the following selected financial data presented below reflects significant increases in many categories. The following data should be read in conjunction with our consolidated financial statements and the notes thereto and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. The selected financial data presented below has been derived from our audited consolidated financial statements (in millions, except per share amounts):

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| **Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 450.6 | $ 655.5 | $ 52.6 | $ 77.5 | $ 23.8 |
| Net operating real estate | $2,054.1 | $1,997.9 | $523.1 | $159.0 | $ — |
| Construction in progress, including land | $ 151.6 | $ 15.7 | $ 0.9 | $ — | $ — |
| Investments in unconsolidated real estate joint ventures | $ 3.0 | $ 23.4 | $349.4 | $279.9 | $ 96.5 |
| Total assets | $2,744.7 | $2,805.7 | $958.8 | $525.7 | $120.9 |
| Debt | $ 989.6 | $ 924.5 | $157.4 | $ 51.3 | $ — |
| Total liabilities | $1,048.3 | $ 992.2 | $188.0 | $ 74.7 | $ 8.5 |
| Redeemable, noncontrolling interests | $ 8.6 | $ 8.5 | $ — | $ — | $ — |
| Non-redeemable, noncontrolling interests | $ 365.4 | $ 413.1 | $ — | $ — | $ — |
| Total equity attributable to common stockholders | $1,322.5 | $1,391.9 | $770.8 | $451.0 | $112.4 |
| Total equity | $1,687.8 | $1,805.0 | $770.8 | $451.0 | $112.4 |

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| **Operating Data:** | | | | | |
| Rental revenues | $ 188.6 | $ 67.4 | $ 28.9 | $ 3.0 | $ — |
| Equity in earnings (loss) of investments in unconsolidated real estate joint ventures | $ (1.2) | $ (7.9) | $ (6.9) | $ (0.2) | $ 4.3 |
| Interest income | $ 7.2 | $ 3.4 | $ 1.4 | $ 1.1 | $ 0.9 |
| Depreciation and amortization expenses | $(109.4) | $(38.8) | $ (20.2) | $ (2.1) | $ (0.1) |
| Acquisition expenses[(a)] | $ (2.5) | $ (6.2) | $ (10.8) | $ (3.4) | $ — |
| Net income (loss) | $ (30.2) | $ 94.5 | $ (34.6) | $ (8.3) | $ 2.6 |
| Net income (loss) attributable to common stockholders | $ (12.5) | $ 98.6 | $ (34.6) | $ (8.3) | $ 2.6 |
| Basic and diluted income (loss) per share | $ (0.08) | $ 0.71 | $ (0.41) | $ (0.26) | $ 0.18 |
| Distributions declared per share | $ 0.41 | $ 0.60 | $ 0.67 | $ 0.69 | $ 0.44 |
| **Cash Flow Data:** | | | | | |
| Cash provided by operating activities[(b)] | $ 63.4 | $ 31.7 | $ 2.6 | $ 0.2 | $ 2.4 |
| Cash used in investing activities | $(221.6) | $ (9.7) | $(461.2) | $(341.0) | $(35.4) |
| Cash (used in) provided by financing activities | $ (46.6) | $580.9 | $ 433.7 | $ 394.5 | $ 3.4 |
| **Other Information:** | | | | | |
| FFO[(c)] | $ 38.3 | $149.0 | $ 8.5 | $ (0.7) | $ 3.7 |
| MFFO[(c)] | $ 41.0 | $ 34.2 | $ 18.7 | $ 4.6 | $ 3.7 |

(a) Prior to 2009, under GAAP, acquisition costs related to business combinations were capitalized and generally not expensed.

(b) Included as a deduction to cash flow provided by operating activities in 2012, 2011, and 2010 is $2.5 million, $6.3 million, and $12.1 million, respectively, of acquisition expenses, including our share for equity in earnings of investments in unconsolidated real estate joint ventures. Prior to 2009, acquisition expenses were classified within investing activities.

(c) We believe that funds from operations, or FFO, and modified funds from operations, or MFFO, are helpful as measures of operating performance. FFO and MFFO are non-GAAP performance financial measures. FFO or MFFO should not be considered as an alternative to net income or other measurements under GAAP as an indicator of our operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity. FFO or MFFO do not reflect working capital changes, cash expenditures for capital improvements or principal payments on indebtedness. For a description of how we calculate FFO and MFFO including a discussion of year over year changes and a reconciliation to GAAP net income, see Item 7, "Management Discussion of and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and the notes thereto:

### Overview

#### *General*

We were incorporated on August 4, 2006 as a Maryland corporation and operate as a REIT for federal income tax purposes. We make investments in, develop and operate high quality multifamily communities that we believe have desirable locations, personalized amenities, and high quality construction. We began making investments in multifamily communities in April 2007. As of December 31, 2012, all of our investments have been in multifamily communities located in the top 50 MSAs.

We have investments in 51 multifamily communities as of December 31, 2012. We wholly own nine multifamily communities and three debt investments, consisting of mezzanine and land loans, for a total of 12 wholly owned investments and have an ownership interest in 39 multifamily communities through 38 separate Co-Investment Ventures, including one unconsolidated multifamily community which holds only a debt investment. We have funded these investments and intend to fund future investments with a combination of sources, including the remaining proceeds from the primary portion of our Initial Public Offering, mortgage debt and unsecured or secured debt facilities. As discussed below, we have and will continue to utilize available Co-Investment Ventures when it is favorable for us.

Our investment strategy is designed to provide our stockholders with a diversified portfolio, and our management and board of directors have extensive experience in investing in numerous types of real estate, loans and other investments to execute this strategy. We intend to focus on acquiring and developing high quality multifamily communities that will produce rental income and will appreciate in value within our targeted life. Our targeted communities include existing "core" properties, which we define as properties that are already stabilized and producing rental income, as well as properties in various phases of development, redevelopment, lease up or repositioning with the intent to transition those properties to core properties. Further, we may invest in other types of commercial real estate, real estate-related securities and mortgage, bridge, mezzanine, land or other loans, or in entities that make investments similar to the foregoing. Although we intend to primarily invest in real estate assets located in the United States, in the future, we may make investments in real estate assets located outside the United States.

Our multifamily community investment strategy concentrates on multifamily communities located in the top 50 MSAs across the United States. The U.S. Census population estimates are used to determine the largest MSAs. Our top 50 MSA strategy focuses on acquiring communities and other real estate assets that provide us with broad geographic diversity. We believe these types of investments, particularly those in submarkets with significant barriers of entry, are in demand by institutional investors which can result in better exit pricing. We also believe that economic conditions in the major U.S. metropolitan markets will continue to provide adequate demand for properly positioned multifamily communities; such conditions include job and salary growth to support revenue growth, lifestyle trends that attract renters, as well as higher single-family home pricing and constrained credit which tends to increase the supply of renters.

Investments in multifamily communities have benefited from changing demographic and finance trends. These trends include the echo-boomer generation coming of age and entering the rental market, continued growth in non-traditional households, increased immigration and recently higher credit standards for home buyers. Demand for multifamily communities is also affected by tighter standards for single family financing where changes in underwriting have affected the cost, availability and affordability of single family homes. Consequently, single family home ownership has declined from peaks in the last decade. Accordingly, the multifamily sector has experienced increased rental rates and occupancy, particularly in the last 12 to 24 months. While rental rates may eventually hit affordability limits, we believe these trends will still be favorable for multifamily demand in the foreseeable future as the key demographic population increases and single family housing options continue to be more restrictive. However, changes in these factors could affect the stability and magnitude of these trends and can significantly affect our strategy, both favorably and unfavorably. The supply of new multifamily communities coming into the market in the last few years has been less than historical averages. Supply trends have recently shown some signs of changing, particularly related to permit activity, which while still below historical averages, is increasing. Several local markets are approaching or even exceeding these historical averages. Because the period required to develop new multifamily communities is 18 to

36 months, we still expect there will continue to be an overall favorable supply position for the next two to three years.

We currently have substantial uninvested proceeds raised from our Initial Public Offering, which we are seeking to invest on attractive terms. In the current acquisition environment, we believe that investing in multifamily developments may be more attractive than investing in stabilized multifamily communities. In particular, investing in developments is projected to allow ownership at a lower cost per unit and higher stabilized yield. Competition for new developments is increasing but our available liquidity may be a competitive advantage in sourcing new investments. Developments also provide an advantage due to updated amenities resulting in higher resident appeal and in fewer capital expenditures as compared to older multifamily communities.

In pursuing a development focus, we will generally partner with experienced developers and obtain guaranteed maximum construction contracts whenever possible, where we will provide all or substantially all of the equity capital. The developers will receive a promoted interest after we receive certain minimum annual returns. We have or generally expect to have substantial control over property operations, financing and all sale decisions, but the developers may have rights to sell their interests at a set price after a prescribed period, usually a year or two after substantial completion.

The decision to focus more on developments rather than acquisitions will have an effect on our near-term operating cash flow. Developments require a period to entitle, permit, plan, construct and lease up before realizing cash flow from operations. We will attempt to minimize this period by selecting development projects that are already through a portion of the early development stages; however, the time from investment to stabilized operations could be two to three years. During these periods, we may use portions of the remaining proceeds from our Initial Public Offering or other liquidity sources to fund our non-operating requirements, including a portion of distributions paid to our common stockholders. The use of these proceeds could reduce the amount available for other new investments.

We may also invest a portion of the remaining proceeds from our Initial Public Offering in multifamily-related debt investments. Because government-sponsored entities ("GSEs") typically do not lend on development properties during construction and banks and other debt providers tend to limit financing to approximately 60% of total costs, we may have lending opportunities with creditworthy borrowers that would provide favorable short-term returns (one to five years). We will seek out these loan investments either as mezzanine or land loans. For mezzanine loans, we will provide financing that is subordinate to the developer's senior construction loan but senior to the developer's equity, which we expect to be in the range of 10% to 15% of the total development cost. The mezzanine loans are secured by a pledge, typically of ownership interests in the respective multifamily community development and will carry interest rates ranging from 12% to 15% for a base term of three years. These loans typically require one to six months to fully fund the loan commitment with interest payments generally deferred until operations have stabilized or the payoff of the loan. For land loans, we will finance the developer's acquisition of the land, usually for a period of approximately one to two years at rates ranging from 10% to 13% and require a first lien mortgage as collateral. Similar to mezzanine loans, we will also generally require 10% to 15% of developer equity for each land loan.

While the recent investing trends have positively benefited our multifamily valuations and operations, these factors have also led to increased competition for stabilized multifamily investments, particularly in the markets and with the quality characteristics that we target. During these periods of capitalization rate compression, we will still continue to evaluate stabilized acquisitions and seek out properties and situations where our liquidity, financial strength and experience allow us to differentiate our offers from other buyers. Although we do not expect stabilized acquisitions to be our primary investment strategy, we will take advantage of the opportunities when they meet our targeted return objectives.

When appropriate, we may also incorporate into our investment portfolio value-added multifamily communities that have either been mismanaged or otherwise have not realized what we believe to be full appreciation and income-generation potential. Generally, we would make capital improvements or seek to aesthetically improve the asset and its amenities, increase rents, and stabilize occupancy with the goal of adding an attractive increase in yield and improving total returns.

As we are currently still in the investment phase of our intended life, dispositions are not expected to be a large component of our strategy. However, the demand for multifamily acquisitions may provide opportunities to selectively monetize our existing portfolio and potentially make new investments in multifamily communities with greater total return prospects. During 2011 and 2012, we sold partial or entire interests in eight multifamily communities, generating cash proceeds of $152.2 million, recognizing gains of $135.2 million and increases to additional paid-in capital of $39.6 million.

***Offerings of Our Common Stock***

We terminated offering shares of common stock in our Initial Public Offering on September 2, 2011, having aggregate gross primary offering proceeds of approximately $1.46 billion. Upon termination of our Initial Public Offering, we reallocated 50 million unsold shares remaining from our Initial Public Offering to our DRIP. As a result, we are offering a maximum of 100 million total shares pursuant to our DRIP. The DRIP offering price was $9.50 per share until July 6, 2012, when it changed to $9.45 per share. (See further discussion of the DRIP price as described below under "Distributions.") As of December 31, 2012, we have sold approximately 12.8 million shares under our DRIP for gross proceeds of approximately $121.1 million. There are approximately 87.2 million shares remaining to be sold under the DRIP.

Per the terms of the DRIP, we currently expect to offer shares for the next five years, which would be the sixth anniversary of the termination of our Initial Public Offering, although our board of directors has the discretion to extend the DRIP beyond that date, in which case we will notify participants of such extension. We may suspend or terminate the DRIP at any time by providing ten days' prior written notice to participants, and we may amend or supplement the DRIP at any time by delivering notice to participants at least 30 days' prior to the effective date of the amendment or supplement. Notice may be delivered by use of U.S. mail, electronic means or by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all of which are filed with the SEC.

Shares of our common stock are not currently listed on a national securities exchange. Depending upon then-prevailing market conditions, we intend to begin to consider the process of listing or liquidation within the next three to five years, which is unchanged from the four to six years after the date of the termination of our Initial Public Offering as disclosed in the related offering documents.

***Distributions***

*Regular Distributions*

On March 19, 2012, our board of directors, considering the current and expected operations of the Company and the market conditions described above, authorized regular distributions payable to stockholders of record each day during the second quarter of 2012 equal to an annual rate of 3.5% (based on a purchase price of $10.00 per share), a reduction from the previous annual rate of 6.0%. Our board of directors has authorized this rate through March 31, 2013. See further discussion under "Distribution Activity" below.

*Special Cash Distribution*

On March 29, 2012, our board of directors authorized a special cash distribution related to the sale of Mariposa (the "Mariposa Distribution") in the amount of $0.06 per share of common stock payable to stockholders of record on July 6, 2012. The Mariposa Distribution of $10.0 million was paid in cash on July 11, 2012.

***Co-Investment Ventures***

The table below presents a summary of the number of each type of Co-Investment Venture and our effective ownership ranges based on our share of contributed capital directly or indirectly in the multifamily community. Unless otherwise noted, all are reported on the consolidated basis of accounting.

| | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| | Number of Co-Investment Ventures | Effective Ownership | Number of Co-Investment Ventures | Effective Ownership |
| BHMP CO-JVs | | | | |
| With no other Co-Investment partners | 9 | 55% to 74% | 8 | 55% |
| With no other Co-Investment partner, unconsolidated | 1 | 55% | — | — |
| With Property Entities | 5 | 51% to 55% | 5 | 33% to 55% |
| With Property Entity, unconsolidated | — | — | 1 | 41% |
| MW CO-JVs | 15 | 55% | 15 | 55% |
| Other Co-Investment Ventures | 8 | 80% to 100%[(a)] | 1 | 90% |
| | 38 | | 30 | |

(a) For three of our other Co-Investment Ventures, all of the developer's initial contributed capital has been returned to the developer, and we have 100% of the contributed capital in the Co-Investment Venture as of December 31, 2012.

*Structure of Co-Investment Ventures*

Each of our individual joint ventures with the BHMP Co-Investment Partner and the MW Co-Investment Partner owns a subsidiary entity, a REIT, through which substantially all of the joint venture's business is conducted. Each subsidiary REIT also issues approximately $60,000 of non-voting preferred stock to unaffiliated holders as part of its qualification as a REIT for U.S. tax purposes. Accordingly, the BHMP CO-JVs and the MW CO-JVs own 100% of the voting equity interests and in excess of 99% of the economic interests in the underlying multifamily investment. Each BHMP CO-JV and MW CO-JV is a separate legal entity formed for the sole purpose of holding its respective investment and obtaining legally separated debt and equity financing. In certain circumstances the governing documents of the BHMP CO-JV and MW CO-JV may require the subsidiary REIT to be operated in a manner that preserves its REIT status, and the subsidiary REIT to be disposed of via a sale of its capital stock rather than as an asset sale by that subsidiary REIT. The governing documents also contain buy/sell provisions, which if exercised by us, may require us to acquire the Co-Investment Partner's ownership interest or if exercised by our respective Co-Investment Partner, may require us to sell our ownership interest in a BHMP CO-JV or MW CO-JV. We have no ownership or other direct financial interests in either the BHMP Co-Investment Partner or the MW Co-Investment Partner.

Each BHMP CO-JV and MW CO-JV is managed by a subsidiary of ours. As the manager, we have control rights over operating plans. However, without the consent of all members of the BHMP CO-JV and MW CO-JV, we as the manager may not generally approve or disapprove on behalf of the

BHMP CO-JV and MW CO-JV certain decisions affecting the BHMP CO-JV and MW CO-JV, such as (1) selling or otherwise disposing of the BHMP CO-JV's or MW CO-JV's investment or any other property having a value in excess of $100,000, (2) selling any additional interests in the BHMP CO-JV or MW CO-JV, or (3) incurring or materially modifying any indebtedness of the BHMP CO-JV or MW CO-JV in excess of $100,000 or causing the BHMP CO-JV and MW CO-JV to become liable for any debt, obligation or undertaking of any other individual or entity in excess of $100,000 other than in accordance with the operating plans. Generally, if there are disagreements regarding these major decisions, then either member may exercise buy/sell rights. The BHMP Co-Investment Partner and the MW Co-Investment Partner, as applicable, may remove the manager for cause and appoint a successor.

Through November 30, 2011, we had investments in 23 unconsolidated BHMP CO-JVs. In December 2011, we and the BHMP Co-Investment Partner sold partial joint venture interests to the MW Co-Investment Partner, the operating agreements for all of the BHMP CO-JVs were modified whereby we obtained a controlling financial interest in each of the Co-Investment Ventures, and we consolidated all the 23 BHMP CO-JVs and MW CO-JVs effective December 1, 2011.

Distributions of net cash flow from the BHMP CO-JVs and MW CO-JVs are distributed to the members no less than quarterly in accordance with the members' ownership interests. BHMP CO-JV and MW CO-JV capital contributions and distributions are made pro rata in accordance with ownership interests.

Certain BHMP CO-JVs have made and may make equity and/or debt investments in Property Entities with third-party equity owners. These Property Entities own multifamily operating communities or development communities. Each Property Entity is a separate legal entity for the sole purpose of holding its respective operating property or development project and obtaining legally separated debt and equity financing. These Property Entities are specifically structured but generally have structures in which the BHMP CO-JV is the managing member or general partner and the other owners have certain approval rights over protective decisions, which effectively require all owners to agree before these actions can be taken. These decisions usually include actions pertaining to admittance or transfer of owners, sale of the property, and financing. The BHMP CO-JV generally provides the greater proportion of the equity capital, which generally ranges from 60% to 90%, but in some instances, can be 100% of the equity capital. The third party equity owners in Property Entities have buy/sell rights with respect to the ownership interest in the Property Entities.

Apart from investments with BHMP CO-JVs and MW CO-JVs, we have eight other Co-Investment Ventures directly with developers, and we expect that we may enter into similar arrangements with other developers. These other Co-Investment Ventures are or are expected to be specifically structured but generally will have structures in which we are the managing member or general partner with sole control over setting operating budgets, selecting property management, financing and disposition of the multifamily community. The other owners, who are typically providing development and general contractor services through affiliated entities, are expected to generally have very limited approval rights, usually related to protective rights concerning admittance or transfer of owners, changes in the business purpose of the Co-Investment Venture and bankruptcy. These developers will have initial capital contributions until certain milestones are achieved at which point, their initial capital contributions will be returned to them. These developers will have a back-end interest, generally only attributable to distributions related to a property sale. They will also have put options, generally one year after completion of the development, pursuant to which we would be required to acquire their ownership interest at a set price. These other Co-Investment Ventures will also include buy/sell provisions, generally available after the seventh year after completion of the development. We expect to generally provide the greater proportion of the equity capital, and for the eight current Co-Investment Ventures we ultimately expect that 100% of the equity capital will be provided by us.

*Co-Investment Venture Partners*

The 99% limited partner of our BHMP Co-Investment Partner is PGGM. PGGM is an investment vehicle for Dutch pension funds. According to the sponsor of PGGM's website as of October 2012, the sponsor of PGGM currently manages approximately 128 billion euro (approximately $169 billion, based on exchange rates as of December 31, 2012) in pension assets for over 2.5 million people. We formed our first BHMP Co-Investment Venture with PGGM in 2007, and prior to December 1, 2011, PGGM was our only Co-Investment Partner. PGGM has committed to invest up to $300 million in co-investments with affiliates of investment programs of our sponsor. As of December 31, 2012, approximately $1.9 million of the $300 million commitment remains unfunded; however, in the event that certain investments are refinanced or new property debt is placed within two years from the date of acquisition, the amount of the unfunded commitment may be increased. The 1% general partner of our BHMP Co-Investment Partner is Behringer Harvard Institutional GP LP, an affiliate of Behringer Harvard Holdings.

The 99.9% limited partner of our MW Co-Investment Partner is NPS. NPS is one of the largest pension funds in the world, which generally covers all citizens of South Korea ages 18 to 59. NPS was established to provide pension benefits in contingency of old-age, disability or death of the primary income provider for a household with a view to contributing to the livelihood stabilization for the promotion of the welfare of South Korea. According to the NPS website, as of April 2012, the NPS fund estimated its total value at 333 trillion won (approximately $313 billion, based on exchange rates as of December 31, 2012), and counted over 3.15 million people in its beneficiary base. The 0.1% general partner of our MW Co-Investment Partner is Heitman, an international investment advisory firm. The MW Co-Investment Venture does not have a commitment for additional investments with us or our sponsor. As discussed further below, we entered into Co-Investment Ventures with the MW Co-Investment Partner in December 2011. As of December 31, 2012, the MW Co-Investment Partner has invested $263.7 million in joint ventures with us.

For our Co-Investment Ventures with developers and the five Property Entities, the other equity owners are national or regional domestic developers.

As of December 31, 2012, we believe all of our Co-Investment Venture partners and Property Entity partners are in compliance with their contractual obligations, and we are not aware of factors that would indicate their inability to meet their obligations.

*Sale of Joint Venture Interests During 2011*

In December 2011, we sold partial joint venture interests in three wholly owned multifamily communities and three BHMP CO-JVs to the MW Co-Investment Partner for an aggregate purchase price of $180.3 million, excluding closing costs. These joint venture interests ranged from 15% to 45% interests in the following multifamily communities: 7166 at Belmar, Acacia on Santa Rosa Creek, Argenta, Cyan/PDX, The Gallery at NoHo Commons and The Lofts at Park Crest (the "BH Sale Properties"). We have retained a 55% joint venture interest in each of these communities. Our share of the proceeds was $101.1 million, which represented a 24% weighted average increase from our initial investments made in 2009 through 2011.

In accordance with GAAP, our sales of joint venture interests in 7166 at Belmar and Cyan/PDX, which were reported on the equity method of accounting, resulted in a gain of $5.7 million. However, as the other partial sales were of interests in consolidated investments, where as discussed below, we maintained control after the sale of our partial interest, GAAP does not allow recognition of a gain. Instead the difference between the net proceeds of the partial sale and the recognition of the noncontrolling interest based on the book values at the time of sale is recognized as a direct charge to additional paid-in capital. Accordingly, we recognized an increase to additional paid-in capital of $39.6 million.

As discussed below in "Long-Term Liquidity, Acquisitions, Dispositions and Property Financing", dispositions are a part of our overall business strategy. For these dispositions, we believe the multifamily communities had achieved attractive values. While we believed the sales price was attractive, realizing only a portion of the gain was appropriate given the age and sub-market fundamentals for the multifamily community. This allowed us to retain a smaller controlling interest with less downside risk. We also believe the transaction allowed us to initiate a relationship with Heitman and NPS, which coupled with PGGM, broadens our exposure to foreign institutional capital sources.

Simultaneously with the closing on the sale of the above joint venture interests, the BHMP Co-Investment Partner also closed on a sale of all of its joint venture interests in 12 BHMP CO-JVs to the MW Co-Investment Partner. These joint venture interests ranged from 5% to 45% in the following multifamily communities: 4550 Cherry Creek, 7166 at Belmar, Argenta, Briar Forest Lofts, Burrough's Mill, Calypso Apartments and Lofts, Cyan/PDX, Eclipse, Fitzhugh Urban Flats, Forty55 Lofts, The Venue and West Village (the "Master Sale Properties"). The BHMP Co-Investment Partner remains a Co-Investment Partner in 13 BHMP CO-JVs.

As a result of the transactions described above, the MW Co-Investment Partner became our co-investment partner in each of the communities noted above and has replaced the BHMP Co-Investment Partner in the applicable Co-Investment Ventures, which are now MW CO-JVs. Our interest in each of these MW CO-JVs is now 55%, with the MW Co-Investment Partner owning the other 45% interest.

In connection with these sales of the joint venture interests, the governance rights with respect to all of the new MW CO-JVs and the BHMP CO-JVs were modified. These included modifications to the control rights over operating plans, which, along with other factors, have resulted in our having sufficient control over the BHMP CO-JVs and MW CO-JVs, such that we have consolidated all of them effective December 1, 2011.

**Market Outlook**

During 2012, the U.S. economic recovery, although still slow by most measures, survived uncertainties over the general election and the fiscal cliff and exhibited visible improvements in many fundamentals. One of the more important factors was the stabilization of the housing sector, a sector that historically has been important in prior economic recoveries. In the second half of the year, home price indexes for the largest 20 cities in the U.S. had recovered to 2008 levels. While these are still not at pre-recession highs, these are levels that show improvement in inventories, foreclosures and distressed sales. With recent government initiatives to encourage private investment of single family homes, many analysts are projecting a faster pace to clear the supply of foreclosed and vacant properties. Other improvements were made in factory output, particularly autos and other durable goods, corporate profits and modest gains in employment. Regarding employment, the economy averaged 165,000 new jobs in the fourth quarter of 2012, higher than prior quarters, but because that is barely exceeding new workers entering the market, it is a level that is consistent with a slow, gradual recovery. Also helping the U.S. are improvements, or at least stabilization, of global economic issues. The European debt crisis, which created uncertainty over sovereign defaults and departures from the Euro and European Union that were recurring drags on the U.S. economy for the last couple of years, has now reached a point where the worst of the scenarios appear less likely, although as recent events have demonstrated, the situation is still volatile. In China, where concerns that a decline in its growth could hurt the global recovery, a favorable December 2012 economic report buoyed confidence. Global growth, as forecast by the World Bank, is projected at 2.4% for 2013. This compares to an expected 2.3% for 2012 and while less than earlier projections, is not expected to be a serious drag on the U.S.

Offsetting these factors and likely contributors to a slower, moderate recovery are uneven private consumption, as individual savings rates continue to rise; continued decline in new business creation, as investors are reluctant to increase their risk capital; and decreases in the labor force, as the long term unemployed are not returning to the work force and may be structurally unemployed or under employed. Also, there is concern over the consequences and uncertainty related to political gridlock, which was reported as a major factor in the negative GDP report for the fourth quarter of 2012. The debate over the debt limit appears to be continuing for an extended period and risks a downgrade of U.S. credit and increased borrowing costs. The federal government has not passed a budget in the last four years and appears to be in a prolonged debate over spending and tax levels. We believe that businesses and consumers tend to be very conservative when confronted with these kinds of issues, which could disrupt what could otherwise be a stronger recovery. On a net basis, we believe the U.S. economy can overcome a certain degree of these issues, and along with most analysts, we expect a moderate, but uneven U.S. growth for the near term. However, these issues have the potential to significantly affect the economy.

Although a slower U.S. economy may provide some resistance, primarily with respect to overall job growth and personal disposable income, the multifamily sector demonstrated strong growth in 2012 and favorable demand/supply fundamentals should still support reasonable growth in the near term. The recent performance of the multifamily sector appears consistent with historical trends where real estate investments in the multifamily sector tend to perform better than real estate investments in other sectors during periods of economic recovery. Further, from a demand perspective, the demographics for the targeted multifamily renter, the age group from 20 to 34 years old, are still positive in the sector. This group is growing in size and while the other age segments have experienced employment declines, the 20 to 34 year old segment's aggregate employment has increased. Further, while this age group in previous economic cycles experienced increasing single family home ownership, higher credit standards for single family mortgages and more reluctance to commit to home ownership are currently leading to more rental demand. Single family home ownership, which had peaked at 69.2% in late 2004, has now reduced to approximately 65.4% as of December 31, 2012. Historical home ownership figures from pre-1995 hovered around 64%. While improvements in the single family housing sector should eventually affect this trend, we believe the overall positive effects of such an important component of the economy will be a net benefit to the multifamily sector.

On the supply side, developments of new multifamily communities decreased substantially from about 2008 through 2011. Historically, multifamily housing starts have been equal to approximately 2% of existing supply, but during the recession, many markets saw their starts drop to below 0.5%, such that supply was not keeping up with demand. Currently, national starts are still slightly below the historical average, but several local markets are approaching or even exceeding these historical averages. Permitting of multifamily communities, the leading indicator of potential new multifamily supply, was up approximately 45% for the 12 months ended December 31, 2012. Though this permitting level is still approximately a third of the prior peak level and is below historical averages, it is well above the trough in 2009. Accordingly, we believe that the multifamily fundamentals noted above are leading to increased development activity; however, since high quality multifamily developments can take 18 to 36 months to entitle, permit and construct, we believe there is, even in the most aggressive outlook, a continued window of limited supply. We also believe that the new supply will affect certain markets, and sub markets, to a greater or lesser extent, where factors such as the strength of the local economy, population growth and absolute inventory level of units will allow certain markets to better absorb certain levels of new supply.

As a result of these factors, many analysts are still projecting continued multifamily rental growth, albeit at a slower pace. However, multifamily performance is highly correlated with job and income growth. Some analysts' reports are already starting to indicate for certain markets that renting is starting to lose its cost advantage over home ownership and that rental increases will eventually hit limits in relation to disposable income. While the overall factors noted above should still position the multifamily sector to perform better in a slow growth environment, eventually the multifamily sector will need stronger employment, disposable consumer income and household formation to maintain rental growth.

For the Company, these fundamentals have favorably impacted the Company's 2012 operating performance. While national employment gains were less than expected, in our geographic markets, job growth for the most part was greater than the national average or was positive as compared to the prior year. As measured at the end of December 2012, 11 of our 16 major markets had annual employment growth greater than the national average of 1.4%. Of the five markets that were below the national average, two markets reported increases from the prior year. Of the top five markets with the highest absolute increase in job growth, we had investments in three: Houston, San Francisco, and Austin.

These positive employment results for our markets have been favorable contributors to our revenue growth. The Company has equity interests in 22 communities that were stabilized and held for the comparable periods in 2011 and 2012. These 22 communities produced year over year total revenue increases of approximately 8.8%. Since December 31, 2011, we have increased our residential monthly rent per unit for these 22 stabilized communities by 4%. We have been able to achieve these results, while still increasing occupancy, as occupancy increased for these 22 communities from 93% at December 31, 2011 to 95% at December 31, 2012.

Current interest rates and the availability of multifamily financing are also very favorable factors in the multifamily sector. During 2012, five and ten year treasury rates have declined approximately 13% and 6%, respectively, and as of December 31, 2012, are approximately 0.7% and 1.8%, respectively. While these rates have increased slightly since the start of 2013, where the ten year treasury has approached a 2.0% level, rates are still low by historical measures. GSEs have been a core source for multifamily financing, providing a base level of support for the sector. However, lender competition for multifamily financing, particularly high quality, stabilized communities such as ours, has also added to the favorable financing environment. In addition to GSEs, insurance companies and commercial banks have been aggressive lenders in our sector. The Company has taken advantage of these financing opportunities and in 2012 we closed five loans with an average fixed interest rate of 2.9%. As of December 31, 2012, our weighted average fixed interest rate was 3.9%, compared to 4.2% at December 31, 2011.

Although the current outlook on these financing trends is favorable, there are risks. As discussed above, the U.S. political deadlock over the debt ceiling, tax policy and government spending levels could jeopardize the U.S. credit rating and the level of domestic interest rates. Although the European debt crisis has moderated, there is a risk that the higher-risk European countries could face new pressures over proposed austerity measures or levels of sovereign borrowings or that new problem countries could surface. Any of these domestic or global issues could slow growth or push the U.S. into a recession, which could affect the amount of capital available or the costs charged for financings. Specifically related to the multifamily sector, changes related to GSE's distribution policy to the U.S. Government and other regulatory restrictions could result in less multifamily debt capital and potentially higher borrowing costs.

In the event of changing financial market conditions, we believe the Company is financially well positioned to execute our strategy. As of December 31, 2012, we held cash and cash equivalents of approximately $450.6 million and had borrowing capacity from our line of credit of $127.2 million. Our cash position is over 45% of our total debt balance and greater than all of our variable rate debt. Should there be an increase in interest rates, approximately 95% of our share of debt is at long-term, fixed rates. In addition, the Company owns $162.7 million of LIBOR based interest rate caps providing protection for the notional amount for LIBOR Rates in excess of 2.0% to 4.0% for approximately 4 years. We believe these factors will give us flexibility to manage our interest rate exposure should interest rates in general increase, and our liquidity position may be a competitive advantage over other multifamily companies who are not so positioned. However, with the volatility in the world economy, and the consequences that these issues may have on the financial markets, there is no assurance that our liquidity position would maintain our competitive position in all circumstances.

**Property Portfolio**

The table below presents physical occupancy and monthly rental rate per unit by geographic region for all consolidated and unconsolidated stabilized multifamily communities in which we have an equity investment as of December 31, 2012 and 2011:

| Geographic Region[(a)] | Number of Communities | Number of Units | Physical Occupancy Rates[(b)] as of December 31, 2012 | 2011 | Monthly Rental Rate per Unit[(c)] as of December 31, 2012 | 2011 |
|---|---|---|---|---|---|---|
| Florida | 2 | 704 | 94% | 92% | $1,490 | $1,430 |
| Georgia[(d)] | 2 | 493 | 98% | 96% | 1,234 | 1,133 |
| Mid-Atlantic | 5 | 1,412 | 94% | 92% | 1,937 | 1,850 |
| Mid-West | 1 | 298 | 95% | 95% | 2,161 | 2,009 |
| Mountain | 5 | 1,594 | 93% | 93% | 1,312 | 1,257 |
| New England | 4 | 940 | 92% | 92% | 1,514 | 1,506 |
| Northern California | 4 | 751 | 94% | 95% | 2,188 | 1,989 |
| Northwest | 2 | 540 | 94% | 90% | 1,331 | 1,312 |
| Southern California | 4 | 889 | 96% | 88% | 1,946 | 2,066 |
| Texas | 7 | 2,248 | 95% | 96% | 1,384 | 1,225 |
| Totals | 36 | 9,869 | 94% | 93% | $1,596 | $1,524 |

(a) Geographic regions not identified to a state are defined as follows:

- Mid-Atlantic includes the states of Virginia, Maryland and New Jersey. Our portfolio includes communities in Alexandria, Arlington and McLean, Virginia; Silver Spring, Maryland; and Cherry Hill, New Jersey.
- Mid-West includes the state of Illinois. Our portfolio includes a community in Chicago, Illinois.
- Mountain includes the states of Colorado and Nevada. Our portfolio includes communities in Denver and Lakewood, Colorado and Clark County and Henderson, Nevada.
- New England includes the states of Connecticut and Massachusetts. Our portfolio includes communities in Orange, Connecticut and Mansfield, Marlborough, and Pembroke, Massachusetts.
- Our portfolio includes communities in Concord, Santa Rosa, San Bruno and San Francisco in Northern California.
- Northwest includes the state of Oregon. Our portfolio includes communities in Portland, Oregon.
- Our portfolio includes communities in Irvine, Marina del Rey, Costa Mesa, Los Angeles, and Laguna Woods in Southern California.

(b) Physical occupancy is defined as the residential units occupied for stabilized properties as of December 31, 2012 or 2011 divided by the total number of residential units. Not considered in the physical occupancy rate is rental space designed for other than residential use, which is primarily retail space. As of December 31, 2012, the total gross leasable area of retail space for all of these communities is approximately 170,000 square feet, which is approximately 2% of total rentable area. As of December 31, 2012, all of the communities with retail space are stabilized, and approximately 75% of the 170,000 square feet of retail space was occupied. The calculation of physical occupancy rates by geographic region and total average physical occupancy rates are based upon weighted average number of residential units.

(c) Monthly rental revenue per unit has been calculated based on the leases in effect as of December 31, 2012 and 2011 for stabilized properties. Monthly rental revenue per unit only includes base rents for the occupied units, including affordable housing payments and subsidies, and does not include other charges for storage, parking, pets, cleaning, clubhouse or other miscellaneous amounts. For the years ended December 31, 2012 and 2011, these other charges were approximately $15.7 million and $12.8 million, respectively, approximately 8% of total combined revenues for both of the periods. The monthly rental revenue per unit also does not include unleased units or non-residential rental areas, which are primarily related to retail space.

(d) Physical occupancy rates and monthly rental rate per unit as of December 31, 2011 exclude the results of Mariposa which was sold in March 2012.

The table below presents the number of communities and units by geographic region that are currently in development in which we have an equity or debt investment, as of December 31, 2012 and 2011:

| Geographic Region | December 31, 2012 Number of Communities | December 31, 2012 Number of Units | December 31, 2011 Number of Communities | December 31, 2011 Number of Units |
|---|---|---|---|---|
| *Equity Investments:* | | | | |
| Florida | 1 | 180 | — | — |
| Mountain | 1 | 212 | — | — |
| New England | 2 | 578 | — | — |
| Northern California | 1 | 180 | 1 | 163 |
| Texas | 6 | 1,519 | 2 | 342 |
| Total Equity Investments | 11 | 2,669 | 3 | 505 |
| *Debt Investments:* | | | | |
| Georgia | — | — | 1 | 295 |
| Mountain | 1 | 388 | — | — |
| Southern California | 1 | 113 | 1 | 113 |
| Texas[(a)] | 2 | 764 | 2 | 469 |
| Total Debt Investments | 4 | 1,265 | 4 | 877 |
| Total Development | 15 | 3,934 | 7 | 1,382 |

(a) Includes an unconsolidated loan investment as of December 31, 2012. The other loan investment is in a multifamily community completed in 2012 and currently in lease up as of December 31, 2012.

For more information regarding investments in our portfolio, see Item 2, "Properties" of this Annual Report on Form 10-K.

**Critical Accounting Policies and Estimates**

The following critical accounting policies and estimates apply to both us and our Co-Investment Ventures.

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these judgments, assumptions and estimates for changes which would affect the reported amounts. These estimates are based on management's historical industry experience and on various other judgments and assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these judgments, assumptions and estimates. Our significant judgments, assumptions and estimates include the evaluation and consolidation of variable interest entities ("VIEs"), the allocation of the purchase price of acquired properties, income recognition for investments in unconsolidated real estate joint ventures, evaluating our real estate-related investments for impairment, the classification and income recognition for noncontrolling interests and the determination of fair value.

***Principles of Consolidation and Basis of Presentation***

Our consolidated financial statements include our consolidated accounts and the accounts of our wholly owned subsidiaries. We also consolidate other entities in which we have a controlling financial interest or entities where we are determined to be the primary beneficiary. VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. The primary beneficiary is required to consolidate a VIE for financial reporting purposes. The determination of the primary beneficiary requires management to make significant estimates and judgments about our rights, obligations, and economic interests in such entities as well as the same of the other owners. For entities in which we have less than a controlling financial interest or entities with respect to which we are not deemed to be the primary beneficiary, the entities are accounted for using the equity method of accounting. Accordingly, our share of the net earnings or losses of these entities is included in consolidated net income. All significant inter-company accounts and transactions have been eliminated in consolidation.

***Real Estate and Other Related Intangibles***

*Acquisitions*

For real estate properties acquired by us or our Co-Investment Ventures classified as business combinations, we determine the purchase price, after adjusting for contingent consideration and settlement of any pre-existing relationships. We record the tangible assets acquired, consisting of land, inclusive of associated rights, and buildings, any assumed debt, identified intangible assets and liabilities, asset retirement obligations and noncontrolling interests based on their fair values. Identified intangible assets and liabilities primarily consist of the fair value of in-place leases and contractual rights. Goodwill is recognized as of the acquisition date and measured as the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree over the fair value of identifiable net assets acquired. Likewise, a bargain purchase gain is recognized in current earnings when the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree are less than the fair value of the identifiable net assets acquired.

The fair value of any tangible assets acquired, expected to consist of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, buildings and improvements. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. When we acquire rights to use land or improvements through contractual rights rather than fee simple interests, we determine the value of the use of these assets based on the relative fair value of the assets after considering the contractual rights and the fair value of similar assets. Assets acquired under these contractual rights are classified as intangibles and amortized on a straight-line basis over the shorter of the contractual term or the estimated useful life of the asset. Contractual rights related to land or air rights that are substantively separated from depreciating assets are amortized over the life of the contractual term or, if no term is provided, are classified as indefinite-lived intangibles. Intangible assets are evaluated at each reporting period to determine whether the indefinite and finite useful lives are appropriate.

We determine the value of in-place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value of in-place leases and tenant relationships are determined by applying a fair value model. The estimates of fair value of in-place leases include an estimate of carrying costs during the expected lease up periods for the respective leasable area considering current market conditions. In estimating fair value of in-place leases, we consider items such as real estate taxes, insurance, leasing commissions, tenant improvements and other operating expenses to execute similar deals as well as projected rental revenue and carrying costs during the expected lease up period. The estimate of the fair value of tenant relationships also includes our estimate of the likelihood of renewal.

We determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) estimates of current market lease rates for the corresponding in-place leases, measured over a period equal to (i) the remaining non-cancelable lease term for above-market leases, or (ii) the remaining non-cancelable lease term plus any fixed rate renewal options for below-market leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the above determined lease term.

We amortize the value of in-place leases acquired to expense over the remaining term of the leases. The value of tenant relationship intangibles will be amortized to expense over the initial term and any anticipated renewal periods, but in no event will the amortization period for intangible assets exceed the remaining depreciable life of the building. Intangible lease assets are classified as intangibles and intangible lease liabilities are recorded within deferred lease revenues and other related liabilities.

We determine the fair value of assumed debt by calculating the net present value of the scheduled debt service payments using interest rates for debt with similar terms and remaining maturities that management believes we could obtain. Any difference between the fair value and stated value of the assumed debt is recorded as a discount or premium and amortized over the remaining life of the loan.

*Developments*

We capitalize project costs related to the development and construction of real estate (including interest and related loan fees, property taxes, insurance, and other direct costs associated with the development) as a cost of the development. Indirect project costs that relate to several developments are capitalized and allocated to the developments to which they relate. Indirect costs not clearly related to development and construction are expensed as incurred. For each development, capitalization begins when we determine that the development is probable and significant development activities are underway. We suspend capitalization at such time as significant development activity ceases, but future development is still probable. We cease capitalization when the developments or other improvements, including any portion, is completed and ready for its intended use, or if the intended use changes such that capitalization is no longer appropriate. Developments or improvements are generally considered ready for intended use when the certificates of occupancy have been issued and the units become ready for occupancy.

***Investments in Unconsolidated Real Estate Joint Ventures***

We or our Co-Investment Ventures account for certain investments in unconsolidated real estate joint ventures using the equity method of accounting because we exercise significant influence over, but do not control, these entities. These investments are initially recorded at cost, including any acquisition costs, and are adjusted for our share of equity in earnings and distributions. We report our share of income and losses based on our economic interests in the entities.

When we or our Co-Investment Ventures acquire a controlling interest in a previously noncontrolled investment, a gain or loss is recognized for the differences between the investment's carrying value and fair value.

***Noncontrolling Interests***

Redeemable, noncontrolling interests are comprised of our consolidated Co-Investment Venture partners' interests in multifamily communities where we believe it is probable that we will be required to purchase the noncontrolling partner's interest. We record obligations under the redeemable noncontrolling interests initially at a) fair value, increased or decreased for the noncontrolling interest's share of net income or loss and equity contributions and distributions or b) the redemption value if redemption is probable. The redeemable noncontrolling interests are temporary equity not within our control, and presented in our consolidated balance sheet outside of permanent equity between debt and equity. The determination of the redeemable classification requires analysis of contractual provisions and judgments of redemption probabilities.

The calculation of the noncontrolling interest's share of net income or loss is based on the economic interests held by all of the owners.

***Investment Impairments***

If events or circumstances indicate that the carrying amount of the property may not be recoverable, we make an assessment of the property's recoverability by comparing the carrying amount of the asset to our estimate of the undiscounted future operating cash flows, expected to be generated over the life of the asset including its eventual disposition. If the carrying amount exceeds the aggregate undiscounted future operating cash flows, we recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the property. In addition, we evaluate indefinite-lived intangible assets for possible impairment at least annually by comparing the fair values with the carrying values. Fair value is generally estimated by valuation of similar assets.

For real estate we own through an investment in an unconsolidated real estate joint venture or other similar real estate investment structure, at each reporting date we compare the estimated fair value of our real estate investment to the carrying value. An impairment charge is recorded to the extent the fair value of our real estate investment is less than the carrying amount and the decline in value is determined to be other than a temporary decline. We did not record any impairment losses for the years ended December 31, 2012 or 2011.

***Fair Value***

In connection with our GAAP assessments and determinations of fair value for many real estate assets and liabilities, noncontrolling interests and financial instruments, there are generally not available observable market price inputs for substantially the same items. Accordingly, we make assumptions and use various estimates and pricing models, including, but not limited to, estimated cash flows, costs to lease properties, useful lives of the assets, costs of replacing certain assets, discount and interest rates used to determine present values, market capitalization rates, sales of comparable investments, rental rates, and equity valuations. Many of these estimates are from the perspective of market participants and will also be obtained from independent third-party appraisals. However, we are responsible for the source and use of these estimates. A change in these estimates and assumptions could be material to our results of operations and financial condition.

**Results of Operations**

Because of our investment of proceeds from our Initial Public Offering, we have experienced significant increases in our total investments since our inception. Also, as the status of our lease up and development communities have progressed, their totals have fluctuated over time, changing the proportion of our stabilized multifamily communities to our total investments. Further, effective December 1, 2011, we consolidated 23 BHMP CO-JVs (which included 6 Property Entities) and MW CO-JVs as a result of our sale of joint venture interests to the MW Co-Investment Partner and related entry into MW CO-JVs, and simultaneous amendment of all of our BHMP CO-JV operating agreements with the BHMP Co-Investment Partner whereby we obtained the controlling financial interest of each of these Co-Investment Ventures. Accordingly, the proportion of our consolidated investments have also increased, where our operating results and financial condition are reported gross rather condensed as provided by equity accounting.

These portfolio changes have contributed to significant increases or fluctuations in many of our financial results. A summary of our investments in multifamily communities as of December 31, 2012, 2011, and 2010 is as follows:

| | As of December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Reporting Classifications:** | | | |
| Consolidated communities | 50 | 41 | 10 |
| Investments in unconsolidated real estate joint ventures | 1 | 1 | 23 |
| Total | 51 | 42 | 33 |
| **Investment Classifications:** | | | |
| *Equity investments* | | | |
| Stabilized communities | 36 | 35 | 24 |
| Lease up communities | — | — | 7 |
| Development communities | 11 | 3 | — |
| | 47 | 38 | 31 |
| *Debt investments* | | | |
| Land loans | 1 | 2 | — |
| Mezzanine loans | 3 | 2 | 2 |
| | 4 | 4 | 2 |
| Total investments | 51 | 42 | 33 |

In the following sections, where we compare one fiscal year to another, we may refer to these changes to explain significant fluctuations. These transactions have affected the comparability of our financial statements as of and for the year ended December 31, 2012 as compared to 2011 and 2010.

***Fiscal year ended December 31, 2012 as compared to fiscal year ended December 31, 2011***

As discussed above, the consolidation of the BHMP CO-JVs and MW CO-JVs in December 2011 and the acquisitions and developments in 2012 and 2011 have significantly affected the comparability of our 2012 fiscal year results as compared to our 2011 fiscal year results. Because investments recorded on the consolidated basis of accounting reflect operating results gross, our 2012 results reflect increases in most operating line items, particularly revenue, property operating expenses, real estate taxes, interest expense, depreciation and amortization and a decrease in equity earnings (loss) from unconsolidated real estate joint ventures. Additionally, we recorded a gain on revaluation of equity on business combinations of $121.9 million related to the 2011 consolidations.

*Rental Revenues.* Annual rental revenues for 2012 increased $121.1 million over the same period in 2011. A substantial portion of the increase was attributable to the December 2011 consolidation of the BHMP CO-JVs and MW CO-JVs of $101.8 million and the acquisitions of Argenta, Stone Gate and West Village during the spring of 2011 of $6.7 million. Additionally, the three 2012 business combinations discussed further in Note 4, "Business "Combinations" to the consolidated financial statements, accounted for approximately $7.8 million of the increase in 2012 revenue over 2011. The remaining increase of $4.8 million in rental revenues is generally due to an increase in occupancy, which was 94% at December 2012 compared to 93% in December 2011, and a 5% increase in overall rental rates in 2012 as compared to 2011.

*Property Operating and Real Estate Tax Expenses.* Annual property operating and real estate tax expenses for 2012 increased $45.6 million over the same period in 2011. Approximately $40.2 million of this increase is a result of the consolidation of the BHMP CO-JVs and MW CO-JVs in December 2011, approximately $2.4 million is a result of the acquisitions of Argenta, Stone Gate and West Village during the spring of 2011, and approximately $3.4 million is related to the three 2012 business combinations. We expect continued increases in property operating and real estate tax expenses as a result of owning our newly acquired multifamily communities for a full reporting period and our expected acquisitions of additional real estate investments.

*General and Administrative Expenses.* The increase in general and administrative expenses of $6.3 million for 2012 compared to the same period of 2011 included $2.3 million of costs related to the Company's review of strategic alternatives, primarily financial advisory and legal fees. Additionally, in 2012, we incurred $1.8 million of off-site personnel costs reimbursed to an affiliate of our Advisor, Behringer Harvard Multifamily Management Services, LLC ("BHM Management"), in accordance with our property management agreement with BHM Management. During 2011, BHM Management waived reimbursement of these costs.

*Acquisition Expenses.* Acquisition expenses for 2012 were approximately $2.5 million and principally related to our acquisition of Pembroke Woods and the Grand Reserve. The majority of the acquisition expenses were fees and expenses due to our Advisor. For 2011, we incurred acquisition expenses of $6.2 million principally related to our consolidated acquisitions of Argenta, West Village and Stone Gate. As we make additional consolidated operating investments in multifamily communities, acquisition expenses may increase, which could have a significant effect on our operating results. However, acquisition costs related to development investments are generally capitalized to the development and not expensed. See the section below entitled "Funds from Operations and Modified Funds from Operations" for additional discussion.

*Interest Expense.* Annual interest expense for 2012 increased $23.0 million over the same period in 2011. Approximately $20.5 million of the increase is attributable to the consolidation of the BHMP CO-JVs and MW CO-JVs in December 2011 and their related financing, and approximately $1.8 million is a result of the acquisitions of Argenta, Stone Gate and West Village and their related financing during 2011. Additionally, the increase was due to a full year of increased borrowing related to our mortgage loans payable as we obtained new mortgage financing in 2011 related to Acappella, Allegro, and the Lofts at Park Crest multifamily communities. These increased borrowings were partially offset by a decline in credit facility borrowings and a decline in the LIBOR base rate. Also included in interest expense are credit facility fees related to minimum usage and unused commitments. These fees, which have increased as a result of our reduced borrowings under the credit facility, were $2.5 million and $1.4 million during 2012 and 2011, respectively. Additionally, during 2012, interest of $2.5 million was capitalized on 11 developments. We capitalized minimal interest during the comparable period of 2011.

*Depreciation and Amortization.* Annual depreciation and amortization expense for 2012 increased $70.6 million over the same period in 2011. Depreciation and amortization primarily includes depreciation of our consolidated multifamily communities and amortization of acquired in-place leases. Approximately $67.4 million of the increase during 2012 is primarily attributable to the consolidation of the BHMP CO-JVs and MW CO-JVs in December 2011. The partially offsetting decline in 2012 is primarily attributable to the amortization of acquired in-place leases, where due to shorter amortization periods, a larger portion was fully amortized in 2011. As we make additional consolidated investments, we expect depreciation and amortization expense to continue to increase and to be a significant factor in our GAAP reported results. See the section below entitled "Funds from Operations and Modified Funds from Operations" for additional discussion.

*Interest Income.* Interest income, which primarily included interest earned on our cash equivalents, short-term investments, and loan investments for 2012 and 2011, was approximately $7.2 million and $3.4 million, respectively. Interest income earned on our loan investments increased $3.1 million for 2012 compared to the comparable period of 2011 due to a net increase in loan investments of $11.7 million during 2012. Our cash equivalent and short-term investment balance is primarily a function of our remaining proceeds raised from our Initial Public Offering and the timing of our expenditures for investments. Our average balance of cash equivalents and short-term investments for 2012 was approximately $553.1 million compared to $354.1 million for the comparable period of 2011. Due to our primary emphasis on providing liquidity for future real estate investments, our cash equivalents are substantially held in daily liquidity bank deposits. For 2012 and 2011, interest rates continue to be at historical low interest rates, generally in the range of 0.15% to 0.50%, with no significant change between the two years.

*Gain on Revaluation of Equity on a Business Combination.* Effective July 31, 2012, the Veritas BHMP CO-JV converted its mezzanine loan receivable into an additional equity interest in the Veritas Property Entity, became the general partner of the Veritas Property Entity, and in conjunction with this transaction, consolidated the Veritas Property Entity at its fair value. A gain on revaluation of equity on a business combination of $1.7 million was recognized for the year ended December 31, 2012. In April 2011, the business combination of our investment in the Waterford Place BHMP CO-JV resulted in a gain of $18.1 million. The gain was primarily a function of the recognition of assets held for sale which were recorded at fair value based on the sale contract for the Waterford Place community. Additionally, in December 2011, the business combinations of our investments in the BHMP CO-JVs and MW CO-JVs resulted in an aggregate gain of approximately $103.8 million. The gain was primarily a function of the recognition of recording the assets of the multifamily communities at their fair value on December 1, 2011, and we do not expect to have similar gains in the near term.

*Equity in Loss of Investments in Unconsolidated Real Estate Joint Ventures.* Equity in loss of joint venture investments for 2012 was approximately $1.2 million compared to approximately $7.9 million for the comparable period of 2011. In December 2011, we consolidated 23 BHMP CO-JVs and MW CO-JVs and accordingly ceased recording our share of their operations through equity pick-up in December 31, 2011. As of December 31, 2012, we have only one unconsolidated joint venture.

*Other Expense.* Other expense is principally related to the change in the fair values of our non-designated hedge derivatives for 2012. We did not have any non-designated hedge derivatives in 2011.

*Income from Discontinued Operations.* The income from discontinued operations relates to the dispositions of Mariposa in March 2012 and Waterford Place in May 2011. There were no other property dispositions during 2012 or 2011.

*Net Income (Loss) Attributable to Noncontrolling Interests.* Our noncontrolling interests activity relates to our acquisitions of controlling interests in the BHMP CO-JVs and MW CO-JVs effective December 1, 2011, the Waterford Place BHMP CO-JV effective April 1, 2011, and the Grand Reserve BHMP CO-JV effective February 15, 2012, as well as the Veritas BHMP CO-JV's acquisition of a controlling financial interest in the Veritas Property Entity effective July 31, 2012. Net loss attributable to noncontrolling interests represents the net loss attributable to our Co-Investment Partners who own noncontrolling interests in our consolidated communities.

Due to the activity resulting from our investments, including the consolidation of previously unconsolidated investments in real estate joint ventures, we have few comparable operating multifamily communities through December 31, 2012. Accordingly, same store reporting is currently not meaningful.

We review our investments for impairments in accordance with GAAP. For the years ended December 31, 2012 and 2011, we have not recorded any impairment losses. However, this conclusion could change in future periods based on changes in market conditions, primarily market rents, occupancy, the availability and terms of capital, investor demand for multifamily investments and U.S. economic trends and with respect to our development investments, on changes in costs in the construction materials, construction financing costs, the period to lease up development properties and available rents on new resident tenancies.

***Fiscal year ended December 31, 2011 as compared to fiscal year ended December 31, 2010***

As discussed above under "Co-Investment Ventures—Sale of Joint Venture Interests During 2011", the consolidation of the 23 BHMP CO-JVs and MW CO-JVs in December 2011 significantly affected the comparability of our 2011 results with 2010. Additionally, we recorded a gain on revaluation of equity on business combinations of $121.9 million related to the 2011 consolidations.

As an aid to analyzing our 2011 results compared to 2010, the following tables reflect the 2011 results as reported in the consolidated balance sheets and the consolidated statements of operations less the effect of all of the 2011 business combinations (in millions):

| For the Year Ended December 31, | 2011 | Less: 2011 Amounts from Business Combinations | 2011 Results net of Business Combinations | 2010 | Current Year Change Net of Business Combinations |
|---|---|---|---|---|---|
| **Rental revenues** | $ 67.4 | $ (18.4) | $ 49.0 | $ 28.9 | $ 20.1 |
| **Expenses** | | | | | |
| Property operating expenses | 20.3 | (5.5) | 14.8 | 8.7 | 6.1 |
| Real estate taxes | 9.3 | (2.1) | 7.2 | 4.0 | 3.2 |
| Asset management fees | 6.3 | — | 6.3 | 5.2 | 1.1 |
| General and administrative expenses | 4.6 | (0.2) | 4.4 | 4.2 | 0.2 |
| Acquisition expenses | 6.2 | (6.2) | — | 10.8 | (10.8) |
| Interest expense | 11.2 | (3.9) | 7.3 | 4.9 | 2.4 |
| Depreciation and amortization | 38.8 | (16.7) | 22.1 | 20.2 | 1.9 |
| **Total expenses** | 96.7 | (34.6) | 62.1 | 58.0 | 4.1 |
| Interest income | 3.5 | (0.3) | 3.2 | 1.4 | 1.8 |
| Gain on revaluation of equity on business combinations | 121.9 | (121.9) | — | — | — |
| Gain on sale of partial interest in unconsolidated joint venture | 5.7 | — | 5.7 | — | 5.7 |
| Equity in loss of investments in unconsolidated real estate joint ventures | (7.9) | 0.2 | (7.7) | (6.9) | (0.8) |
| **Income (loss) from continuing operations** | 93.9 | (105.8) | (11.9) | (34.6) | 22.7 |
| **Income (loss) from discontinued operations** | 0.6 | (0.3) | 0.3 | — | 0.3 |
| **Net income (loss)** | 94.5 | (106.1) | (11.6) | (34.6) | 23.0 |
| **Net (income) loss attributable to noncontrolling interests** | 4.1 | (4.3) | (0.2) | — | (0.2) |
| **Net income (loss) attributable to common stockholders** | $ 98.6 | $(110.4) | $(11.8) | $(34.6) | $ 22.8 |

Where the headings below refer to adjusted amounts, we are describing the activity net of the business combinations. For the other headings, where the business combinations do not have a direct effect on our results, we are describing the full activity between reported 2011 results to 2010 results.

*Rental Revenues Adjusted.* Rental revenues for 2011 and 2010 were approximately $49.0 million and $28.9 million, respectively. The increase was due primarily to reporting a full year of operations for our 2010 acquisitions. Additionally, physical occupancy of our portfolio as of December 31, 2011 was 93% as compared to 88% as of December 31, 2010 as all of our properties were stabilized as of December 31, 2011.

*Property Operating and Real Estate Tax Expenses Adjusted.* Property operating and real estate tax expenses for 2011 and 2010 were approximately $22.0 million and $12.7 million, respectively. The increase was due primarily to reporting a full year of operations for our 2010 acquisitions.

*Asset Management Fees.* Asset management fees for 2011 and 2010 were approximately $6.3 million and $5.2 million, respectively. These fees for each period are based on the amount of our gross real estate investments, the time period in place and the asset management fee rate. As our asset management fees are calculated based on our share of investments, the business combinations did not affect our asset management fee expense. Accordingly, the increase is due to the timing and funded amounts of our investments during the past twelve months.

*Acquisition Expenses.* Acquisition expenses for 2011 were approximately $6.2 million and related to the acquisitions discussed above. Acquisition expenses for 2010 were approximately $10.8 million and related to our acquisitions of the Lofts at Park Crest, Acacia on Santa Rosa Creek, Burnham Pointe, The Reserve at La Vista Walk and Allegro. The majority of the acquisition and expenses were fees and expenses due to our Advisor.

*Interest Expense Adjusted.* Interest expense for 2011 and 2010 was approximately $7.3 million and $4.9 million, respectively. The increase was principally due to increased borrowings related to our mortgage notes payable which increased during 2011 as we obtained new mortgage financing in 2011 related to Argenta, Acappella, Allegro, the Lofts at Park Crest, and the Satori, District and Cyan Property Entities. The increased borrowings in 2011 were partially offset by a decline in credit facility borrowings and a decline in the LIBOR base rate. Also included in interest expense are credit facility fees related to minimum usage and unused commitments. These fees were $1.4 million and $1.2 million during 2011 and 2010, respectively.

*Depreciation and Amortization Adjusted.* Depreciation and amortization expense for 2011 and 2010 was approximately $22.1 million and $20.2 million, respectively. Depreciation and amortization primarily includes depreciation of our consolidated multifamily communities and amortization of acquired in-place leases. As noted above, the increase is due to our consolidated multifamily communities acquired during 2010.

*Interest Income Adjusted.* Interest income, which primarily included interest earned on our cash equivalents, for 2011 and 2010 was approximately $3.2 million and $1.4 million, respectively. Our cash equivalent balance is primarily a function of the timing and magnitude of the proceeds raised from our Initial Public Offering and our expenditures for investment activities. Accordingly, our cash equivalent balances are subject to significant changes. Due to our primary emphasis on providing liquidity for future real estate investments, our cash equivalents were substantially held in daily liquidity bank deposits. Additionally, during 2011, we provided financing for one mezzanine loan and three land loans and earned interest income of $1.2 million on these loans.

*Gain on Revaluation of Equity on Business Combinations.* In April 2011, the business combination of our investment in the Waterford Place BHMP CO-JV resulted in a gain of $18.1 million. The gain was primarily a function of the recognition of assets held for sale which were recorded at fair value based on the sale contract for the Waterford Place community. Additionally, in December 2011, the business combinations of our investments in the BHMP CO-JVs and MW CO-JVs resulted in an aggregate gain of approximately $103.8 million. The gain was primarily a function of the recognition of recording the assets of the multifamily communities at their fair value on December 1, 2011. There was no similar gain in 2010.

*Equity in Loss of Investments in Unconsolidated Real Estate Joint Ventures.* Equity in loss of joint venture investments for 2011 was approximately $7.9 million compared to equity in loss of approximately $6.9 million for 2010. As only $0.2 million related to business combinations, the analysis is based on the unadjusted amount. A breakdown of our approximate equity in earnings (loss) by type of underlying investments is as follows (amounts in millions):

Effective December 1, 2011, all but one of our unconsolidated real estate joint ventures was consolidated. The following discussion relates to activity prior to December 1, 2011.

| | For the Year Ended | | | |
|---|---|---|---|---|
| | December 31, 2011 | | December 31, 2010 | |
| | Equity in Earnings (Loss) | Distributions from Operating Activities | Equity in Earnings (Loss) | Distributions from Operating Activities |
| Loan investments | $ 2.0 | $ 1.1 | $ 3.0 | $1.7 |
| Equity investments | | | | |
| Stabilized / Comparable | (1.0) | 1.9 | (0.6) | — |
| Stabilized / Non-comparable | (8.9) | 11.6 | (6.6) | 5.5 |
| Lease ups | — | — | (2.7) | 0.5 |
| | (9.9) | 13.5 | (9.9) | 6.0 |
| Total | $(7.9) | $14.6 | $(6.9) | $7.7 |

Earnings from underlying loan investments decreased for 2011 as compared to 2010 primarily due to the BHMP CO-JV conversion of mezzanine notes to additional equity interests for Satori, Skye 2905, and The Venue during 2010 and The Cameron during April 2011. As a result, these BHMP CO-JVs did not have any interest income or only minor amounts for 2011. These BHMP CO-JVs had interest income of approximately $2.6 million for 2010.

Equity in loss from stabilized/non-comparable investments increased for 2011 compared to the comparable period in 2010 as all remaining properties in lease up as of December 31, 2010 have moved from lease up to stabilized/non-comparable as of December 31, 2011 and subject to a full year of depreciation and amortization. While most of our stabilized/non-comparable investments produced an overall loss, primarily due to non-cash expenses for depreciation and amortization, these investments provided cash distributions from operating activity of approximately $11.6 million during 2011.

Equity in loss from equity investments in multifamily communities in lease up decreased for 2011 compared to the comparable period in 2010, primarily due to a decrease in the number of properties underlying our investments that were in lease up. There were no properties in lease up as of December 31, 2011. As of December 31, 2010, there were five investments classified as lease ups.

*Income (Loss) from Discontinued Operations.* The income (loss) from discontinued operations relates to the Waterford Place BHMP CO-JV's disposition of the Waterford Place community in May 2011. The Waterford Place community was included in our consolidated results effective April 1, 2011 with our acquisition of a controlling interest in the Waterford Place BHMP CO-JV. Prior to April 1, 2011, the operations of the Waterford Place BHMP CO-JV were included in equity in loss of investments in unconsolidated real estate joint ventures. The Waterford Place community was sold on

May 11, 2011. Accordingly, the Waterford Place community operations are classified as discontinued operations only for the period from April 1, 2011 to May 11, 2011. Additionally, as of December 31, 2011, we have classified Mariposa as held for sale and accordingly, have presented Mariposa's results of operations in discontinued operations for 2011 and 2010. There were no other property dispositions in 2011 or 2010.

*Net (Income) Loss Attributable to Noncontrolling Interests.* Our noncontrolling interests activity relates to our acquisitions of controlling interest in the BHMP CO-JVs and MW CO-JVs effective December 1, 2011 and the Waterford Place BHMP CO-JV effective April 1, 2011 and represents the net income or loss attributable to our Co-Investment Partners who own noncontrolling interests in our consolidated communities. In May 2011, one of these consolidated communities, the Waterford Place community, was sold. The operating results related to the third parties for the sold community are shown separately as discontinued operations. There were no noncontrolling interests in 2010.

***Significant Balance Sheet Fluctuations***

The discussion below relates to significant fluctuations in certain line items of our consolidated balance sheets between December 31, 2012 and 2011.

Total real estate, net increased approximately $192.0 million, principally as a result of our 2012 acquisitions and business combinations and costs incurred in connection with our developments. Our 2012 acquisitions consisted of Pembroke Woods, a 240 unit multifamily community located in Pembroke, Massachusetts in April 2012, and The Grand Reserve, a 140 unit multifamily community located in Dallas, Texas in February 2012 through a BHMP CO-JV. The combined purchase price for these two acquisitions was $74.9 million. Additionally, we completed a business combination effective July 31, 2012, acquiring a controlling financial interest in Veritas, a 430 unit multifamily community located in Henderson, Nevada. For the year ended December 31, 2012, we also increased our investment in developments by $135.9 million. During 2012, we invested in eight new developments and continued our development progress on our other three developments. These increases were partially offset by depreciation expense of $83.9 million for the year ended December 31, 2012.

Cash and cash equivalents decreased $204.9 million, principally as a result of the 2012 acquisitions and expenditures related to the developments as discussed above, a combined total of $191.4 million. Also contributing to the decrease were redemptions on our common stock of $15.5 million in 2012. This decrease was partially offset by the receipt of proceeds of $23.9 million from the sale of Mariposa in March 2012. Additionally, we received financing proceeds of $233.8 million less loan payoffs of $199.5 million during 2012.

Assets held for sale and liabilities related to assets held for sale decreased as the sale of Mariposa closed in March 2012.

Intangibles, net decreased $20.7 million principally due to normal amortization of intangible assets during the year ended December 31, 2012. This decrease was partially offset by acquired intangibles of $2.9 million related to the Grand Reserve, Pembroke, and Veritas business combinations during the year ended December 31, 2012.

Mortgage loans payable increased $65.1 million principally due to the Veritas business combination effective July 31, 2012 which added $37.1 million of variable rate debt. Additionally, we closed two new loans totaling $33.7 million during 2012. These increases were partially offset by principal payments made during 2012.

**Cash Flow Analysis**

Similar to our discussion above related to "Results of Operations," many of our cash flow results are affected by our 2012 and 2011 acquisition activity, the consolidation of 23 BHMP CO-JVs and

MW CO-JVs in December 2011, and the transition of multifamily communities from lease up to stabilized operations, along with changes in the number of our developments. We anticipate investing offering proceeds from our Initial Public Offering (which closed on September 2, 2011) in multifamily investments. We currently expect developments to constitute one of our primary investment focuses. Due to the longer periods required to deploy funds during a development and the timing of possible construction financing, we expect the investment period could extend through parts of 2013; however, once invested we expect a decline in our acquisition and development activity. Accordingly, our sources and uses of funds may not be comparable in future periods.

***For the year ended December 31, 2012 as compared to the year ended December 31, 2011***

Cash flows provided by operating activities for the year ended December 31, 2012 were $63.4 million as compared to cash flows provided by operating activities of $31.7 million for the same period in 2011. The increase in cash provided by operating activities is primarily due to the acquisitions of consolidated multifamily communities and increased stabilized multifamily community activities noted above. A substantial portion of our GAAP expenses are due to non-cash charges, primarily related to depreciation and amortization. Our depreciation and amortization non-cash charges increased by $66.7 million for 2012 as compared to the same period in 2011. This significant increase in depreciation and amortization is a result of the consolidation of the BHMP CO-JVs and MW CO-JVs on December 1, 2011. We expect that other non-cash charges will continue to be significant determinates for net cash provided by operating activities. Distributions received from investments in unconsolidated real estate joint ventures were $14.6 million for 2011 compared to $0.2 million for the comparable period of 2012 and declined due to the consolidation of the BHMP CO-JVs and MW CO-JVs. We also expect that acquisition expenses will be a larger factor in our net cash flows provided by operating activities to the extent we invest the remaining cash from our Initial Public Offering in consolidated multifamily communities.

Cash flows used in investing activities for the year ended December 31, 2012 were $221.6 million compared to cash flow used in investing activities of $9.7 million during the comparable period of 2011. The increase in cash used in investing activities was principally due to our acquisitions of Pembroke Woods, the Grand Reserve (through a BHMP CO-JV) and land for future development. Additionally, during 2012, we acquired additional noncontrolling interests in three BHMP CO-JVs for approximately $17.6 million and issued a net of $17.9 million in notes receivable. These increases in cash used in investing activities were partially offset by the sale of Mariposa in March 2012 which generated net cash proceeds of $23.9 million. During 2011, the sale of the Waterford Place multifamily community and the assumption of its mortgage debt by the buyer netted proceeds of $50.6 million. Additionally, during December 2011, we sold joint venture interests in six of our multifamily communities resulting in net proceeds of $101.0 million. We had no such sales in 2012, and while we may have sales in the future, we do not expect future sales to be a regular source of cash flow. We had one new investment in a mezzanine loan through an unconsolidated real estate joint venture for 2012. As all but one of our Co-Investment Ventures are consolidated, we may have fewer investments in unconsolidated real estate joint ventures in future periods. Providing an additional source of investing cash flow for 2011 were BHMP CO-JV and MW CO-JV distributions related to financings for Cyan/PDX, Skye 2905, 55 Hundred, Venue, Satori and The District Universal Boulevard of $14.6 million, which were returns of investments in unconsolidated real estate joint ventures. As all existing BHMP CO-JVs and MW CO-JVs were consolidated in December 2011, we had no distributions related to financings for 2012.

Cash flows used in financing activities for the year ended December 31, 2012 were $46.6 million compared to cash flows provided by financing activities of $580.9 million for the comparable period of 2011. For 2011, net proceeds from our Initial Public Offering were approximately $539.6 million. There were no net proceeds from our Initial Public Offering for 2012, as our Initial Public Offering ended in September 2011. During 2012, we obtained financing proceeds from two new loans for $33.7 million.

We also refinanced four loans, obtaining long-term fixed rate financing, paying principal of $199.5 million and receiving proceeds of $200.1 million. During 2011, we received mortgage financing proceeds of $269.4 million and repaid $116.5 million in mortgage financing. With the proceeds of our Initial Public Offering, we have not utilized our credit facility for any net draws during 2012. As we deploy these offering proceeds, we may utilize the credit facility as we did during 2011 to bridge and manage our cash. For 2012, distributions on our common stock increased due to increased common stock outstanding from our Initial Public Offering as compared to the comparable period of 2011, partially offset by a decrease in the distribution rate in the second quarter of 2012 from an annual rate of 6% to 3.5% (based on a $10 share price). Additionally, redemptions for 2012 were less than the redemptions for the same period in 2011. Redemptions paid in 2012 only related to redemptions paid in the first quarter of 2012 as the SRP was suspended effective June 18, 2012, and we did not redeem any shares in the second, third and fourth quarters of 2012. With our board of directors' decision to modify and reinstate the SRP effective March 1, 2013, we expect redemptions to increase in future periods. Under the current terms of the SRP, redemptions are limited to $7 million per quarter.

***Fiscal year ended December 31, 2011 as compared to the fiscal year ended December 31, 2010***

Cash flows provided by operating activities for the year ended December 31, 2011 were $31.7 million as compared to cash flows provided by operating activities of $2.6 million for the same period in 2010. The increase in cash provided by operating activities is primarily due to the acquisitions, primarily consolidated acquisitions, and increased stabilized multifamily community activities noted above, including increased distributions from investments in unconsolidated real estate joint ventures. Distributions received from investments in unconsolidated real estate joint ventures in 2011 were $14.6 million, compared to $7.7 million in 2010. A substantial portion of our GAAP expenses are due to non-cash charges, primarily related to depreciation and amortization. Our depreciation and amortization non-cash charges increased by $19.6 million in 2011 as compared to the same period in 2010.

Cash flows used in investing activities for the year ended December 31, 2011 were $9.7 million compared to $461.2 million during the comparable period of 2010. The decline was due to sales of multifamily investments in 2011 and to fewer 2011 acquisitions with cash consideration as compared to 2010 as noted above. Providing a source of cash was the sale of the Waterford Place multifamily community and the assumption of its mortgage debt by the buyer, netting proceeds of $50.6 million. Additionally, during December 2011, we sold joint venture interests in six of our multifamily communities resulting in net proceeds of $101.0 million. There were no sales in the same period in 2010. The decline was also due to the acquisitions and other investments of $187.3 million of investments in unconsolidated real estate joint ventures in 2010 compared to only one acquisition and other investments of $32.1 million of investments in unconsolidated real estate joint ventures in 2011. During 2011, we began investing in mezzanine and land loans related to multifamily developments. For the year ended December 31, 2011, we advanced $22.4 million under such loans. Also providing a source of investing cash flow for the year ended December 31, 2011 were BHMP CO-JV and MW CO-JV distributions related to financings for Cyan/PDX, Skye 2905, 55 Hundred, Venue, Satori and The District Universal Boulevard of $14.6 million as compared to $7.7 million, and for the year ended December 31, 2010 from BHMP CO-JVs related to financings for the Calypso Apartments and Lofts and 4550 Cherry Creek which were returns of investments in unconsolidated real estate joint ventures.

Cash flows provided by financing activities for the years ended December 31, 2011 and 2010 were $580.9 million and $433.7 million, respectively. For the year ended December 31, 2011, net proceeds from our Initial Public Offering were approximately $539.6 million, compared to $397.4 million for the comparable period in 2010. For the year ended December 31, 2011, distributions on our common stock increased due to increased common stock outstanding from our Initial Public Offering as compared to the comparable period of 2010. In 2011, we received mortgage financing proceeds of $269.4 million and

$15.8 million in mortgage financing proceeds during the same period of 2010. During 2011, the net activity on our credit facility resulted in a net pay down of $54.0 million, compared to a net advance of $64.0 million during 2010. During 2011, where we had increased proceeds from our Initial Public Offering, we reduced our credit facility outstanding balances.

**Liquidity and Capital Resources**

With the completion of our Initial Public Offering, the Company has cash and cash equivalents of $450.6 million as of December 31, 2012. We intend to deploy these funds for additional investments in multifamily communities, primarily development investments, to refinance existing mortgage and construction financings which may benefit from the lower interest environment and, to the extent necessary, for distributions to our common stockholders. We anticipate supplementing our investable cash with real estate financing, our credit facility, and possibly other equity and debt offerings. Our investments may include wholly owned and joint venture equity interests in operating or development multifamily communities and loans secured directly or indirectly by multifamily communities. We may invest in individual acquisitions and portfolios with other multifamily companies. Once we have deployed these proceeds, we would expect a significant reduction in the use of funds for acquisitions, developments, other real estate and real estate-related investments.

Generally, cash needs for items other than our investments, including any related acquisition and financing costs, include our operating expenses, general administrative expenses, asset management fees, and, with the reinstatement of our share redemption program effective March 1, 2013, redemptions of our common stock. We expect to meet these requirements from our share of the operations of our existing investments and anticipated new investments. However, as we currently intend to focus on development investments, which require a time period to develop, permit, construct and lease up, there will be a delay before development investments are providing positive cash flows. Based on our current distribution levels, our current operating cash flow is insufficient to meet our total distributions and redemptions, and we will be dependent on our current cash balances and on the returns from these anticipated investments to increase our operating cash flow. There is no assurance that we will be able to achieve these required returns. During these periods to invest and produce stabilized cash flows, we may use portions of the remaining proceeds from our Initial Public Offering to fund redemptions and the distributions paid to our common stockholders, which could reduce the amount available for new investments. During this period, we may also decide to temporarily invest any uninvested proceeds in investments at lower returns than our targeted investments in multifamily and real estate-related investments. These lower returns may affect our ability to make distributions or the amount actually disbursed. We may also refinance or dispose of our investments and use the proceeds to reinvest in new investments, re-lever debt, or use for other obligations, including distributions on our common stock.

We expect to utilize our cash flow from operating activities and our credit facility predominantly for the uses described above. Accordingly, we expect our cash and cash equivalent balances to decrease as we execute our strategy.

***Short-Term Liquidity***

Currently, our primary indicators of short-term liquidity are our cash and cash equivalents and our credit facility. As of December 31, 2012, our cash and cash equivalents balance was $450.6 million, compared to $655.5 million as of December 31, 2011. The decrease is primarily due to the acquisitions and development expenditures made during the year ended December 31, 2012 of $191.4 million. For the year ended December 31, 2011, we received gross proceeds from our Initial Public Offering and our DRIP of approximately $638.0 million and cash proceeds from our sale of partial interests to the MW Co-Investment Partner of $100.6 million.

Our consolidated cash and cash equivalent balance of $450.6 million as of December 31, 2012 includes approximately $19.0 million held by individual Co-Investment Ventures. These funds are held for the benefit of the individual Co-Investment Ventures, including amounts available for distributions to us and other owners.

Our cash and cash equivalents are invested in bank demand deposits and money market accounts and a high grade money market fund. Our short-term investments have a weighted average remaining maturity of four months and at maturity are expected to be converted into cash and cash equivalents or rolled into similar temporary, short-term deposits. We manage these credit exposures by diversifying our investments over several financial institutions. However, because of the degree of our short-term balances, a substantial portion of our holdings are in excess of U.S. federal insured limits. Further, beginning in 2013, certain non-interest bearing deposits, which were fully federally insured, are now subject to the same $250,000 insurance limit as other deposits further increasing the amount of our deposits that are in excess of U.S. federal insured limits and requiring us to rely more on the credit worthiness of our deposit holders and our diversification strategy.

With the termination of our Initial Public Offering on September 2, 2011, we are now more dependent on our cash flow from operating activities and the other sources noted above. Cash flow from operating activities was $63.4 million for the year ended December 31, 2012 compared to $31.7 million for the comparable period in 2011. The increase in cash flow from operating activities is principally due to the conversion from equity accounting for most of our Co-Investment Ventures to consolidated accounting. We now show our cash flow from operating activities gross, where equity accounting generally only includes distributions from investees as distributed. Included in our distributions to noncontrolling interests are discretionary distributions related to ordinary operations (i.e., excludes distributions related to capital activity, primarily debt financings). Distributions related to operating activities were $20.4 million and $1.7 million for the years ended December 31, 2012 and 2011, respectively.

With our positive cash flow from operating activities, we are able to fund operating costs of our multifamily communities, interest expense, general and administrative costs and asset management fees. Our residents generally pay rents monthly which generally coincides with the payment cycle for our operating interest and general and administrative expenses. Real estate taxes and insurance costs, the most significant exception to our 30 day payment cycle, are either paid from lender escrows, which are funded by us monthly, or from elective internal cash reserves. Further, we expect our share of operating cash flows to benefit from our recent acquisitions. Accordingly, we do not expect to have to rely on other funding sources to meet our recurring operating, financing and administrative expenses.

Because we evaluate the performance and returns of our investments loaded for all acquisition costs, including acquisition fees paid to our Advisor, we have and expect to primarily fund acquisition expenses from the remaining proceeds of our Initial Public Offering and property related debt financing. However, acquisition costs are a use of operating cash, and in accordance with GAAP, acquisition expenses are a deduction to cash flow from operating activities. Accordingly, as our acquisition activity continues, we expect our GAAP reported cash flow from operating activities to be affected by the magnitude of our acquisitions.

Our board of directors has modified and reinstated our share redemption program effective March 1, 2013, pursuant to which we expect to fund our first redemptions near the beginning of the third quarter of 2013. (See Item 2, "Unregistered Sales of Equity Securities and Use of Proceeds" for a description of our share redemption program.) We expect to fund redemptions from our cash balances, cash flow from operating activities, and the other sources noted in our discussion of short-term and long-term liquidity. We are currently uncertain as to the amount of redemptions that will be requested and consequently, the liquidity required. However, the share redemption program does currently provide a limit of $7 million of redemptions per quarter. This limit, which may be changed by the board of directors, provides a current upper limit on the liquidity requirements. The liquidity required to meet the share redemptions could affect amounts available for investment, or if borrowings are used to fund the redemptions, the amount and term of our debt financing.

During our Initial Public Offering, we experienced significant increases in the absolute amount of our regular distributions on our common stock. With the completion of our Initial Public Offering on September 2, 2011, we expect our total common stock outstanding to be more stabilized and thus our distributions to also be more stable. Further, our board of directors set our second quarter 2012 distribution rate to an annual rate of 3.5% and have since approved this rate for the 2012 third and fourth quarters and the 2013 first quarter, based on a purchase price of $10.00 per share, a reduction from the previous annual rate of 6%. This reduction, if continued going forward, would reduce our distributions payable and preserve cash for other uses, including investments in multifamily communities. We expect to fund distributions from multiple sources including (1) cash flow from our current investments and investments anticipated from the remaining proceeds of our Initial Public Offering, (2) the remaining proceeds of our Initial Public Offering, (3) financings and (4) dispositions. In addition, to the extent that stockholders elect to reinvest their regular distributions under our DRIP, less cash is needed to fund distributions. During 2012 and 2011, the percentage of our regular distributions that has been reinvested has averaged approximately 55%.

As further described above in "Cash Flow Analysis", the SRP was suspended effective June 18, 2012, and we did not redeem any shares in the second, third and fourth quarters of 2012. Prior to the suspension, we fulfilled all redemption requests properly submitted and approved through the first quarter of 2012, paying out $15.5 million and $17.8 million in redemptions during 2012 (through the suspension date) and the year ended December 31, 2011, respectively.

We also have a $150.0 million credit facility which we intend to use to provide greater flexibility in our cash management and to provide funding on an interim basis for our other short-term needs. The credit facility matures on April 1, 2017, when all unpaid principal and interest is due, and provides for fees based on unutilized amounts and minimum usage. The loan requires minimum borrowing of $10.0 million and monthly interest-only payments and monthly or annual payment of fees. Draws under the credit facility are secured by a pool of certain wholly owned multifamily communities, and we may add and remove multifamily communities from the collateral pool, pursuant to the requirements under the credit facility agreement. The aggregate borrowings under the credit facility are limited to 70% of the value of the collateral pool, which may be different than the carrying value for financial statement reporting. We may elect to add multifamily communities to the collateral pool in order to increase amounts available for borrowing.

The credit facility agreement contains customary provisions with respect to events of default, covenants and borrowing conditions. In particular, the credit facility agreement requires us to maintain a consolidated net worth of at least $150.0 million, liquidity of at least $15.0 million and net operating income of the collateral pool to be no less than 155% of the facility debt service cost. Certain prepayments may be required upon a breach of covenants or borrowing conditions. We believe we are in compliance with all provisions as of December 31, 2012.

If circumstances provide us with incentives to acquire investments in all-cash transactions, we may draw on the credit facility for the funding. We may also use the credit facility for interim construction financing, which could then be repaid from permanent financing at stabilization of each development. When we have excess cash, we have the option to pay down the facility, which we have done beginning in the second half of 2011. As required by most credit facility lenders, our credit facility provides for a minimum balance, which for our facility is $10.0 million. The total borrowings we are eligible to draw depend upon the value of the collateral we have pledged. As of December 31, 2012, we may additionally draw approximately $127.2 million. Future borrowings under the credit facility are subject to periodic revaluations, either increasing or decreasing available borrowings.

The carrying amount of the credit facility and the average interest rate for different periods is summarized as follows (amounts in millions):

| | As of December 31, 2012 | | For the Year Ended December 31, 2012 | | |
|---|---|---|---|---|---|
| | Balance Outstanding | Interest Rate | Average Balance Outstanding | Average Rate[(a)] | Maximum Balance Outstanding |
| Borrowings | $10.0 | 2.3% | $10.0 | 2.3% | $10.0 |

(a) The average rate is based on month-end rates for the period.

***Long-Term Liquidity, Acquisitions, Dispositions and Property Financing***

Our primary funding source for investments is the remaining proceeds we received from our Initial Public Offering, joint venture arrangements, debt financings and dispositions. Our Initial Public Offering terminated on September 2, 2011, with gross and net proceeds from our Initial Public Offering of $1.46 billion and $1.30 billion, respectively. Now that our Initial Public Offering is closed, we are dependent on the short-term and long-term liquidity sources discussed in this section.

As discussed above, we have $450.6 million of cash and cash equivalents as December 31, 2012 and we expect to use a substantial portion of these funds for additional investments in multifamily communities, primarily developments, and to a lesser extent multifamily operating and debt investments. The actual amount invested will depend on the extent we are able to supplement these funds with other long-term sources as discussed below or the extent to which we utilize funds for distributions and redemptions related to our common stock or other uses. If our primary investments are developments, the time period to invest the funds and achieve a stabilized return could be longer. Accordingly, our cash requirements during this period may reduce the amounts otherwise available for investment.

We may make equity or debt investments in individual multifamily communities, portfolios or mergers with other real estate companies. The advantage of portfolio or merger acquisitions is that larger amounts of capital can be deployed more quickly.

We may also increase the number and diversity of our investments by entering into Co-Investment Ventures, as we have done with partners such as the BHMP Co-Investment Partner, the MW Co-Investment Partner or other Co-Investment Venture partners. As of December 31, 2012, approximately $1.9 million of PGGM's $300 million commitment remains unfunded; however, in the event that certain investments are refinanced or new property debt is placed within two years from the date of the acquisition, the amount of unfunded commitment could potentially be increased by approximately $17.5 million. PGGM is an investment vehicle for Dutch pension funds. According to the sponsor of PGGM's website, PGGM's sponsor currently manages approximately 128 billion euro (approximately $169 billion, based on exchange rates as of December 31, 2012) in pension assets for over 2.5 million people as of October 2012. Accordingly, we believe PGGM has adequate financial resources to meet its funding commitments and its BHMP CO-JV obligations.

As of December 31, 2012, if the remaining BHMP Co-Investment Partner's funding commitment is drawn on, our corresponding share of the BHMP CO-JVs would be approximately $2.3 million. We anticipate using the remaining proceeds of our Initial Public Offering and other sources described in this section to fund any amounts required.

As of December 31, 2012, we have eight other Co-Investment Ventures. These other Co-Investment Ventures were established for the development of multifamily communities, where the other Co-Investment Venture partners are providing development services for a fee and a back-end interest in the development but are not expected to be a significant source of capital. As of December 31, 2012, other than the developments described below, we do not have any firm commitments to fund any other Co-Investment Ventures.

We make debt investments in multifamily developments for the interest earnings and/or to have options to participate in the equity returns of the development. As of December 31, 2012, we have three wholly owned debt investments and one unconsolidated debt investment through a BHMP CO-JV. There is $1.2 million remaining to be funded on the wholly owned debt investments and $8.5 million remaining to be funded on the unconsolidated debt investment, of which our share is $4.7 million. We believe each of the borrowers is in compliance with our debt agreements.

For each equity investment, we will also evaluate the use of new or existing debt, including our $150.0 million credit facility. Accordingly, depending on how the investment is structured, we may utilize financing at our company level (primarily related to our wholly owned investments), at the Co-Investment Venture level or at the Property Entity level, where both have third party partners. For wholly owned acquisitions, we may acquire communities with all cash and then once a sufficient portfolio of unsecured communities is in place, obtain unsecured financing. We may also use our credit facility to fully or partially fund development costs, which we may then later finance with construction or permanent financing.

Company level debt is defined as debt that is an obligation of the Company. If property debt is used, we expect it to be secured by the property (either individually or pooled for the credit facility), including rents and leases. Co-Investment Venture level debt is defined as debt that is an obligation of the Co-Investment Venture and not an obligation or contingency for us but does allow us to increase our access to capital. Lenders for these Co-Investment Venture mortgage loans payable have no recourse to us other than carve-out guarantees for certain matters such as environmental conditions, misuse of funds and material misrepresentations. As of December 31, 2012, all of our debt, other than borrowings under our credit facility, is individually secured property debt.

As of December 31, 2012, we and our BHMP Co-Investment Partner have five equity investments in Property Entities that include other unaffiliated third party owners. These unaffiliated third parties have contributed $9.5 million to Property Entities as of December 31, 2012. These Property Entities also have property debt and/or other joint venture obligations. As of December 31, 2012, these unaffiliated third parties are in compliance with these obligations. In the event that these parties are unable to meet their share of the joint venture's obligations in the future, there could be adverse consequences to the operations of the respective multifamily community, and we and our BHMP Co-Investment Venture Partner may have to fund any deficiency. Our share of such deficiency could be significant, but we believe would be funded from the sources described in this section.

As a part of the BHMP CO-JV and MW CO-JV governing agreements, the BHMP CO-JVs and MW CO-JVs shall not have individual or aggregate permanent financing leverage greater than 65% of the Co-Investment Venture's property fair values unless the Co-Investment Partner approves a greater leverage rate. Based on current market conditions and our investment and borrowing policies, we would expect our share of property debt financing to be approximately 50% to 60% following the investment of the proceeds raised from the Initial Public Offering and upon stabilization of our portfolio.

In relation to historical averages, favorable long-term, fixed rate financing terms are currently available for high quality multifamily communities. As of December 31, 2012, the weighted average interest rate on our company level and Co-Investment Venture level communities fixed interest rate financings was 3.86% and 3.87%, respectively. During 2012, we and Co-Investment Ventures closed new financings of $33.7 million at a weighted average interest rate of 3.1%. As of December 31, 2012, the remaining maturity term on our company level and Co-Investment Venture level fixed interest rate financings was six and five years, respectively.

As of December 31, 2012, the total carrying amount of all of our debt and our approximate pro rata share is summarized as follows (amounts in millions; LIBOR at December 31, 2012 was 0.21%):

| | Total Carrying Amount | Weighted Average Interest Rate | Maturity Dates | Our Approximate Share[(a)] |
|---|---|---|---|---|
| *Company Level* | | | | |
| Permanent mortgages—fixed interest rates | $ 30.3 | 3.86% | 2018 | $ 30.3 |
| Permanent mortgages—variable interest rates | 24.0 | Monthly LIBOR + 2.45% | 2014[(b)] | 24.0 |
| Credit facility | 10.0 | Monthly LIBOR + 2.08% | 2017 | 10.0 |
| *Total Company Level* | 64.3 | | | 64.3 |
| *Co-Investment Venture Level—Consolidated:* | | | | |
| Permanent mortgages—fixed interest rates | 902.2 | 3.87% | 2013 to 2020[(b)(c)] | 503.7 |
| Permanent mortgages—variable interest rate | 12.5 | Monthy LIBOR + 2.35% | 2017[(b)] | 6.9 |
| | 914.7 | | | 510.6 |
| Plus: Unamortized premium adjustments from business combinations | 10.6 | | | |
| *Total Co-Investment Venture Level—Consolidated* | 925.3 | | | |
| *Total All Levels* | $989.6 | | | $574.9 |

(a) Our approximate share for Co-Investment Ventures and Property Entities is calculated based on our share of contributed capital, as applicable. These amounts are the contractual amounts and exclude unamortized adjustments from business combinations.

(b) Includes loan(s) with one or two-year extension options for a fee of generally 0.25% of outstanding principal.

(c) A $23.0 million loan with a fixed interest rate of 6.46% and maturing in March 2013, was repaid in January 2013. Additionally, a $25.0 million loan with a fixed interest rate of 4.63% and maturing in May 2013, was refinanced in February 2013 and replaced with a $29.0 million loan with a fixed interest rate of 3.17% and a maturity of February 2019.

Certain of these debts contain covenants requiring the maintenance of certain operating performance levels. As of December 31, 2012, we believe the respective borrowers were in compliance with these covenants. The above table does not include debt of Property Entities in which a Co-Investment Venture has not made an equity investment.

Contractual principal payments for each of the five subsequent years and thereafter are as follows (in millions):

| Years | Company Level | Consolidated Co-Investment Venture Level | Our Share |
|---|---|---|---|
| 2013 | $ — | $ 51.5 | $ 27.5 |
| 2014 | $24.0 | $ 5.6 | $ 3.2 |
| 2015 | $ 0.2 | $ 84.0 | $ 46.4 |
| 2016 | $ 0.6 | $168.1 | $ 92.7 |
| 2017 | $10.6 | $235.2 | $127.5 |
| Thereafter | $28.9 | $370.3 | $213.3 |

We would expect to refinance these borrowings at or prior to their respective maturity dates. There is no assurance that at those times market terms would allow financings at comparable interest rates or leverage levels. In addition, we would anticipate that for some of these communities, lower leverage levels may be necessary or beneficial and may require additional equity or capital contributions from us or the Co-Investment Venture partners. We expect to use proceeds from our Initial Public Offering or other sources discussed in this section to fund any such additional capital contributions.

GSEs have been an important financing source for multifamily communities. The U.S. Government continues to discuss potential restructurings of the GSEs including possible privatizations. As a possible first step to these actions, in August 2012, the U.S. Government imposed minimum distribution requirements for the GSEs, generally equal to their reported net income. This will have the effect of limiting the growth of GSE operations by restricting the reinvestment of their retained earnings. With the newly elected U.S. Congress and re-elected President, additional restrictions may also be imposed in the future. Accordingly, we have and will continue to maintain other lending relationships. As of December 31, 2012, approximately 69% of all permanent financings currently outstanding by us, the Co-Investment Ventures and Property Entities were originated by GSEs. Recently, other loan providers, primarily insurance companies and to a lesser extent banks, have been a significant source for multifamily community financing, and we expect this trend to continue. Accordingly, if the GSEs are restructured, we believe there are or will be sufficient other lending sources to provide financing to the multifamily sector; however in such an event, the cost of financing could increase.

Additional sources of long-term liquidity may be increased leverage on our existing investments. As of December 31, 2012, the leverage on our portfolio, as measured by GAAP cost, was approximately 45%. Through refinancings, we may be able to generate additional liquidity by increasing this leverage to our target leverage of 50-60%. In addition, as of December 31, 2012, a wholly owned multifamily community and two of our Co-Investment Ventures have multifamily communities with combined total carrying values of approximately $114.4 million that are not encumbered by any secured debt.

We may use our credit facility to provide bridge or long-term financing for our wholly owned communities. Where the credit facility is used as bridge financing, we would use proceeds on a temporary basis until we could secure permanent financing. The proceeds of such permanent financing would then be available to repay borrowings under the credit facility. However, the credit facility may be used on a longer term basis, similar to permanent financing.

Other potential future sources of capital may include proceeds from arrangements with other joint venture partners, proceeds from the sale of our investments, if and when they are sold, and undistributed cash flow from operating activities. We may also sell our debt or equity securities. We anticipate that within four to six years after the termination of our Initial Public Offering we will begin the process of either listing our common stock on a national securities exchange or liquidating our assets, depending on the then current market conditions.

Dispositions may also be a source of capital which may be recycled into investments in multifamily communities with higher long-term growth potential or into other investments with more favorable earnings prospects. We may also use sales proceeds for other uses, including distributions on our common stock. Any such dispositions will be on a selective basis as opportunities present themselves, where we believe current investments have achieved attractive pricing and alternative multifamily investments may provide for higher total returns. Other selection factors may include the age of the community, where we would look to dispose of properties before major improvements are required, increasing risk of competition, changing sub-market fundamentals, and compliance with applicable federal REIT tax requirements. For all BHMP CO-JVs and MW CO-JVs, we need approval from the other partner to dispose of an investment. We completed our first dispositions during 2011, generating cash proceeds of $128.3 million, gains on sale of $5.7 million and increases to additional paid-in capital of $39.6 million. In March 2012, we completed the disposition of Mariposa, generating cash proceeds of $23.9 million and gain on sale of $13.3 million.

In March 2012, our board of directors declared a $0.06 per share special cash distribution related to the sale of the Mariposa. (See "Distribution Activity" section below.) There is no assurance the board will declare any special distributions in the future.

Our development investment activity includes both equity and loan investments (including one unconsolidated loan investment through a BHMP CO-JV). Equity investments are structured on our own account or with Co-Investment Partners. Loan investments include mezzanine loans and land loans. One of the land loans includes options to convert into equity at our option.

The following tables, which may be subject to finalization of budgets, permits and plans, summarize our equity and loan multifamily development investments as of December 31, 2012 (amounts in millions):

| Community | Location | Type | Units | Total Costs Incurred as of December 31, 2012 | Total Estimated Costs | Our Share of Total Estimated Costs | Estimated Completion Date | Effective Ownership[a] |
|---|---|---|---|---|---|---|---|---|
| *Equity investments :* | | | | | | | | |
| Allegro Phase II | Addison, TX | Wholly Owned | 121 | $ 9.4 | $ 16.4 | $ 16.4 | 2nd Quarter 2013 | 100% |
| The Franklin Delray | Delray Beach, FL | Wholly Owned | 180 | 20.7 | 33.1 | 33.1 | 3rd Quarter 2013 | 100% |
| 4110 Fairmount[b] | Dallas, TX | Co-Investment Venture | 299 | 14.1 | 47.8 | 47.8 | 3rd Quarter 2014 | 100% |
| Arpeggio Victory Park[b] | Dallas, TX | Co-Investment Venture | 377 | 22.4 | 62.0 | 62.0 | 3rd Quarter 2014 | 100% |
| 21 Lawrence | Denver, CO | Co-Investment Venture | 212 | 8.1 | 50.8 | 50.8 | 4th Quarter 2014 | 80% |
| Allusion West University[b] | Houston, TX | Co-Investment Venture | 231 | 15.4 | 43.8 | 43.8 | 4th Quarter 2014 | 100% |
| Seven Rio[b] | Austin, TX | Co-Investment Venture | 221 | 8.1 | 60.7 | 60.7 | 4th Quarter 2014 | 90% |
| Audubon | Wakefield, MA | Co-Investment Venture | 186 | 7.3 | 51.8 | 51.8 | 1st Quarter 2015 | 80% |
| The Muse Museum District[b] | Houston, TX | Co-Investment Venture | 270 | 13.1 | 51.2 | 51.2 | 2nd Quarter 2015 | 80% |
| Water Street | Cambridge, MA | Co-Investment Venture | 392 | 24.3 | 191.1 | 191.1 | 3rd Quarter 2015 | 80% |
| Renaissance Phase II | Concord, CA | BHMP CO-JV | 180 | 8.7 | 50.7 | 27.9 | 4th Quarter 2015 | 55% |
| Total equity investments | | | 2,669 | $151.6 | $659.4 | $636.6 | | |

(a) Our effective ownership represents our share of contributed capital and may change over time as certain milestones related to budgets, plans and completion are achieved.

(b) If the development achieves certain milestones primarily related to approved budgets less than defined maximum amounts, we will reimburse the Co-Investment Venture partner for their equity ownership, and we will be responsible for all of the development costs. The Co-Investment Venture partner would then be entitled to back end interests based on the development achieving certain total returns.

| Community | Location | Type | Units | Total Commitment | Amounts Advanced at December 31, 2012 | Fixed Interest Rate | Maturity Date | Effective Ownership[(a)] |
|---|---|---|---|---|---|---|---|---|
| *Consolidated loans:* | | | | | | | | |
| The Domain | Houston, TX | Mezzanine loan | 320 | $10.5 | $ 9.8 | 14.0% | April 2014[(b)] | 100% |
| Jefferson at One Scottsdale | Scottsdale, AZ | Mezzanine loan | 388 | 22.7 | 21.5 | 14.5% | December 2015[(b)] | 100% |
| Pacifica | Costa Mesa, CA | Land loan | 113 | 4.9 | 4.9 | 10.0% | April 2013 | 100% |
| | | | 821 | 38.1 | 36.2 | | | |
| *Unconsolidated loan:* | | | | | | | | |
| TDI 121 Custer | Allen, TX | Mezzanine loan | 444 | 14.1 | 5.6 | 14.5% | August 2015[(b)] | 55% |
| Total loans | | | 1,265 | $52.2 | $41.8 | | | |

(a) Effective ownership represents our current ownership percent in the mezzanine or land loan.

(b) The maturity date may be extended for one year at the option of the borrower after meeting certain conditions, generally with the payment of an extension fee of 0.50% of the applicable loan balance.

We have commenced development activities for all of the developments in which we currently have an equity interest. As of December 31, 2012, we have entered into construction and development contracts with $135.3 million remaining to be paid. These construction costs are expected to be paid during the completion of the development and construction period, generally within 24 months. These construction contracts provide for guaranteed maximum pricing from the general contractor or cost overrun guarantees from the developer partners for a portion but not all of the construction and development costs, which will serve to provide some protection to us for pricing increases or cost overruns. We expect to enter into additional construction contracts on similar terms during 2013.

Subsequent to December 31, 2012, we made additional investments not included in the table above. In January 2013, we acquired land, plans and other predevelopment assets for a development in McLean, Virginia through a joint venture with a third party developer. Our share of the cash purchase price was $28.8 million. The development is a planned 461 unit multifamily community with a total estimated cost of approximately $212 million. We expect to enter into construction contracts during 2013. We intend to utilize existing cash balances, our credit facility, and/or a construction loan to finance our share of the development costs. Additionally, we made a $12.3 million mezzanine loan to a third party developer to fund the construction of a 321 unit multifamily community in Kendall, Florida. At the closing of the loan in January 2013, we funded approximately $9.2 million. The loan bears interest at 15% and matures in January 2016.

Based on current market information, we believe construction financing is available for each of these current developments; however, with our liquidity position, we may elect to wait until the communities are stabilized to obtain financing, particularly for smaller developments. We are currently in discussions with lenders on obtaining construction financing. In February 2013, we obtained a $21.9 million, 30-day LIBOR plus 225 basis points, three year term construction loan related to the Allusion West University development. We believe other construction financings would be obtained at 50-60% of cost and at floating rates in the range of 200 basis points to 275 basis points over 30-day LIBOR. As of December 31, 2012, 30-day LIBOR was 0.21%. If long-term financing is attractive, we may also obtain construction to permanent financing, which is a loan arrangement which includes permanent, fixed rate financing that is placed during the development. We would expect that in addition to a full security interest in the development property, these construction loans would require that we provide recourse guarantees to the lender regarding the completion of the project within a specified time and cost and a repayment of all or a portion of the construction financing. There is no assurance that any of these terms would still be available at the time of any financing.

Due to their recent construction, recurring property capital expenditures for our multifamily communities are not expected to be significant in the near term. For recent stabilized acquisitions, we substantially funded our share of any deferred maintenance at the time of the acquisition. As of December 31, 2012, the remaining amounts of deferred maintenance for these recent acquisitions are not significant. For the remainder of our multifamily communities, we would expect recurring capital expenditures to be funded from the Co-Investment Ventures or our cash flow from operating activities. For non-recurring capital expenditures, we would look to the capital sources noted above. We currently expect our annual recurring and non-recurring non-development capital expenditures, based on our current stabilized multifamily communities, to be in the range of $6.0 million to $15.0 million for the next three to five years.

**Distribution Activity**

*Regular Distributions*

The distributions funded with cash for the years ended December 31, 2012 and 2011 were approximately $32.3 million and $35.6 million, respectively. Distributions funded through the issuance of shares under our DRIP for the years ended December 31, 2012 and 2011 were approximately $39.7 million and $44.1 million, respectively. For the years ended December 31, 2012 and 2011, cash flows from operating activities net of distributions paid to noncontrolling interests for operations were approximately $42.9 million and $29.9 million, respectively. For the year ended December 31, 2011, distributions to stockholders funded with cash exceeded cash flow from operating activities by $5.7 million. During 2011, our cash distributions in excess of our cash flow from operations were funded from our available cash. The primary sources of our available cash were the remaining proceeds from our Initial Public Offering and dispositions. We terminated our Initial Public Offering in September 2011 raising net proceeds in 2011 of $539.6 million. In May 2011, we sold our investment in the Waterford BHMP CO-JV, realizing cash proceeds of $27.6 million and a GAAP gain of $18.1 million. In December 2011, we sold partial interests in multifamily communities to the MW Co-Investment Partner, realizing cash proceeds of $101.0 million, a GAAP gain of $5.7 million and an increase in additional paid-in capital of $39.6 million. For more information about our distributions, our distribution policy, and the reduction in our distribution rate beginning in April 2012 see Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities—Distributions" of this Annual Report on Form 10-K.

*Special Cash Distribution*

As discussed further above under "Special Cash Distribution and Effects of Special Distribution," in March 2012, our board of directors authorized a special cash distribution related to the sale of Mariposa in the amount of $0.06 per share of common stock payable to stockholders of record on July 6, 2012. The total special cash distribution of approximately $10.0 million was paid on July 11, 2012. The sale of Mariposa resulted in net proceeds of $23.9 million and a GAAP gain, including the effects of GAAP depreciation and amortization, of $13.3 million.

### Off-Balance Sheet Arrangements

Our primary off-balance sheet arrangements relate to investments in unconsolidated real estate joint ventures by us or through consolidated Co-Investment Ventures. As of December 31, 2012, we had one investment of $3.0 million in an unconsolidated joint venture, TDI 121 Custer, which was made through the Custer BHMP CO-JV. In August 2012, the Custer BHMP CO-JV made a commitment to fund up to $14.1 million under a mezzanine loan to the Custer Property Entity, a development with an unaffiliated third party developer, to develop a 444 unit multifamily community in Allen, Texas, a suburb of Dallas. The mezzanine loan has an interest rate of 14.5% and matures in 2015, subject to extension options by the borrower. As of December 31, 2012, approximately $5.6 million of the total commitment has been advanced under the mezzanine loan (of which our share was $3.0 million). The Custer BHMP CO-JV does not have an equity investment in the development. This BHMP CO-JV is a separate legal entity formed for the sole purpose of holding its respective joint venture investment with no other significant operations. Our effective ownership in the Custer BHMP CO-JV is 55%. Distributions are made pro rata in accordance with ownership interests. The Custer BHMP CO-JV has no debt, and its sole operating asset is the mezzanine loan. We expect to fund our share of the mezzanine loan commitment from our cash.

We have no other off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

### Contractual Obligations

We have contractual obligations related to our mortgage loan payables, credit facility, developments and capital expenditures and maintenance of our multifamily communities. The following table summarizes our primary contractual obligations as of December 31, 2012 (amounts in millions):

| | Total | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter |
|---|---|---|---|---|---|---|---|
| **Mortgage loans** | | | | | | | |
| Principal payments | $ 969.0 | $ 51.5 | $29.6 | $ 84.2 | $168.7 | $235.8 | $399.2 |
| Interest expense | 163.0 | 35.0 | 33.7 | 30.9 | 27.7 | 19.5 | 16.2 |
| | 1,132.0 | 86.5 | 63.3 | 115.1 | 196.4 | 255.3 | 415.4 |
| **Credit Facility**[(a)] | | | | | | | |
| Principal payments | 10.0 | — | — | — | — | 10.0 | — |
| Interest expense and fees | 11.4 | 2.7 | 2.7 | 2.7 | 2.7 | 0.6 | — |
| | 21.4 | 2.7 | 2.7 | 2.7 | 2.7 | 10.6 | — |
| Obligations related to developments[(b)] | 135.3 | 135.3 | — | — | — | — | — |
| Commitment to fund draws under mezzanine note receivable[(c)] | 1.2 | 1.2 | — | — | — | — | — |
| Capital expenditures related to multifamily communities | 0.2 | 0.2 | — | — | — | — | — |
| Total contractual obligations | $1,290.1 | $225.9 | $66.0 | $117.8 | $199.1 | $265.9 | $415.4 |

(a) The principal amounts provided for our credit facility are based on amounts outstanding as of December 31, 2012, which are currently not due until final maturity of the credit facility. We may from time to time increase the borrowings under the credit facility and accordingly, the contractual principal obligations may increase in future periods. The interest expense and fees for the credit facility are based on the minimum interest and fees due as of December 31, 2012, under the credit facility. Amounts are included through the current stated maturity date of April 2017.

(b) As of December 31, 2012, we have entered into construction and development contracts with $135.3 million remaining to be paid. Timing of payment is dependent upon the development schedule and other factors outside of our control. For presentation purposes, we have included the full $135.3 million in 2013; however, some expenditures may not occur until 2014. We anticipate entering into additional construction and development contracts as developments are finalized and permitted.

(c) We have made a $22.7 million mezzanine loan to a third party developer, and as of December 31, 2012, $21.5 million is outstanding, with $1.2 million remaining to be funded.

All of our BHMP CO-JVs, MW CO-JVs and those Property Entities in which we have an equity investment include buy/sell provisions. Under most of these provisions and during specific periods, a partner could make an offer to purchase the interest of the other partner and the other partner would have the option to accept the offer or purchase the offering partner's interest at that price. As of December 31, 2012, no buy/sell arrangements exist; however, we may need additional liquidity sources in order to meet our obligations under any future buy/sell arrangements.

All of our other Co-Investment Ventures include put provisions for the other Co-Investment Venture partner. The put provisions are available generally one year after substantial completion of the project for a specified purchase price which at December 31, 2012, have a contractual total of approximately $17.1 million for all of the Co-Investment Ventures. The put provisions are recorded as redeemable noncontrolling interests in our consolidated balance sheets at the point they become probable of redemption, and as of December 31, 2012, we have recorded approximately $3.9 million as redeemable noncontrolling interests. These other Co-Investment Ventures also include buy/sell provisions, generally available after the seventh year after completion of the development. Separate from put provisions, we have recorded in our December 31, 2012 consolidated balance sheets redeemable noncontrolling interests of $4.7 million which are probable of being redeemed at their stated amounts if the developments achieve certain milestones primarily related to approved budgets at less than the maximum amounts.

The multifamily communities in which we have investments may have commitments to provide affordable housing. Under these arrangements, we generally receive from the resident a below-market rent, which is determined by a local or national authority. In certain arrangements, a local or national housing authority makes payments covering some or substantially all of the difference between the restricted rent paid by residents and market rents. In connection with our acquisition of The Gallery at NoHo Commons, we assumed an obligation to provide affordable housing through 2048. As partial reimbursement for this obligation, the housing authority will make level annual payments of approximately $2.0 million through 2028 and no reimbursement for the remaining 20-year period. We may also be required to reimburse the housing authority if certain operating results are achieved on a cumulative basis during the term of the agreement. At the acquisition, we recorded a liability of $14.0 million based on the fair value of terms over the life of the agreement. We will record rental revenue from the housing authority on a straight-line basis, deferring a portion of the collections as deferred lease revenues. As of December 31, 2012 and 2011, we have approximately $17.5 million and $16.7 million, respectively, of carrying value for deferred lease revenues and other related liabilities.

We are currently evaluating California's status of these arrangements in light of the California legislature's termination of the State's redevelopment agencies effective in February 2012 due to state budget deficits. Since the termination, we did receive our scheduled annual payment per the terms of our agreement in October 2012 which relates to the annual period ended June 30, 2013. In November 2012, the State passed constitutional amendments to increase income and sales tax rates; however, there has not been any official notice of the reinstatement of redevelopment agencies or changes in status of our arrangements. If the State was to terminate or default on the arrangements, we believe we could lease the units without affordable housing support at higher rents, but could incur short term losses and additional capital expenditures during the transition.

Our board of directors has modified and reinstated our share redemption program effective March 1, 2013, where we expect to fund our first redemptions near the beginning of the third quarter of 2013. (See Item 2, "Unregistered Sales of Equity Securities and Use of Proceeds" for a description of our share redemption program.) We expect to fund redemptions from our cash balances, cash flow from operating activities, and the other sources noted in our discussion of short-term and long-term liquidity. As the share redemption program has not yet become effective, we are currently uncertain as to the amount of redemptions and consequently, the liquidity required. However, the share redemption program does currently provide a limit of $7 million of redemptions per quarter. This limit, which may be changed by the board of directors in future periods, does provide an upper limit on the liquidity requirements. The liquidity required to meet the share redemptions could affect amounts available for investment, or if borrowings are used to fund the redemptions, the amount and term of our debt financing.

**Funds from Operations and Modified Funds from Operations**

In addition to our net income (loss) which is presented in accordance with GAAP, we also present certain supplemental non-GAAP performance measurements. These measurements are not to be considered more relevant or accurate than the performance measurements presented in accordance with GAAP. In compliance with SEC requirements, our non-GAAP measurements are reconciled to net income, the most directly comparable GAAP performance measure. As with other non-GAAP performance measures, neither the SEC nor any other regulatory body has passed judgment on these non-GAAP performance measures.

Funds from operations ("FFO") is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as currently defined by the National Association of Real Estate Investment Trusts ("NAREIT") to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets, impairment write-downs of depreciable real estate or of investments in unconsolidated real estate partnerships, joint ventures and subsidiaries that are driven by measurable decreases in the fair value of depreciable real estate assets, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, impairments of depreciable real estate, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, highlights the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities (including capitalized interest and other costs during the development period), general and administrative expenses, and interest costs, which may not be immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP assumes that the value of real estate and intangibles diminishes predictably over time independent of market conditions or the physical condition of the asset. Since real estate values have historically risen or fallen with market conditions (which includes property level factors such as rental rates, occupancy, capital improvements, status of developments and competition, as well as macro-economic factors such as economic growth, interest rates, demand and supply for real estate and inflation), many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, acquisition expenses, lower yields on cash held in accounts, income from portfolio properties, operating costs during lease up of developments, interest rates on acquisition financing and operating expenses. In addition, FFO will be affected by the types of investments in our and our Co-Investment Ventures' portfolios, which include, but are not limited to, equity and mezzanine, mortgage and bridge loan investments in existing operating properties and properties in various stages of development and the accounting treatment of the investments in accordance with our accounting policies.

Since FFO was promulgated, GAAP has adopted several new accounting pronouncements, such that management, investors and analysts have considered the presentation of FFO alone to be insufficient. In addition, real estate companies that are experiencing significant acquisition activity, particularly during their initial life cycle, have not reached sustainable operations and are significantly affected by acquisition activity. While other start-up entities may also experience significant acquisition activity, other industries' acquisitions tend to be more asset focused. Under GAAP, most acquisition costs related to acquisitions of a controlling interest in real estate are expensed, while asset acquisition costs or costs related to investments in noncontrolling interests are capitalized.

Accordingly, in addition to FFO, we use modified funds from operations ("Modified Funds from Operations" or "MFFO") as currently defined by the Investment Program Association ("IPA"). The IPA's Guideline 2010-01, "Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations" defines MFFO as FFO further adjusted for the following items:

(1) acquisition fees and expenses;

(2) straight-line rent amounts, both income and expense;

(3) amortization of above or below market intangible lease assets and liabilities;

(4) amortization of discounts and premiums on debt investments;

(5) gains or losses from the early extinguishment of debt;

(6) gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(7) gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(8) gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(9) gains or losses related to contingent purchase price adjustments; and

(10) adjustments related to the above items for unconsolidated entities in the application of equity accounting.

In October 2011, NAREIT clarified its definition of FFO to exclude impairment charges related to depreciable property and investments in unconsolidated real estate partnerships and joint ventures. Although IPA has not formally modified its definition of MFFO, with this clarification, we have deleted impairment charges as an adjustment to MFFO. As we have not recognized any impairment charges, this change in definition has not affected our historical reporting of FFO or MFFO.

We believe that MFFO is helpful in assisting management assess the sustainability of operating performance in future periods and, in particular, after our offering and acquisition stages are complete, primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. Although MFFO includes other adjustments, the exclusion of acquisition expense and other adjustments related to business combinations are generally the most significant adjustments to us at the present time, as we are currently in our acquisition stage. Thus,

MFFO provides helpful information relevant to evaluating our operating performance in periods in which there is no acquisition or business combination activity and to compare our operating performance to other real estate companies that are not incurring acquisition expenses.

As explained below, management's evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations:

- *Acquisition expenses.* In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Both of these acquisition costs have been and are expected to be funded from the proceeds of the primary portion of our Initial Public Offering and other financing sources and not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management's analysis of the investing and operating performance of our properties. Acquisition expenses include those paid to our Advisor or third parties.

- *Gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments.* Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to our current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, where we are not speculating or trading assets, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses.

- *Adjustments for amortization of above or below market intangible lease assets.* Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes predictably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the realized economics of the real estate.

- *Adjustments for straight-line rents and amortization of discounts and premiums on debt investments.* In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management's analysis of operating performance.

- *Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price.* Similar to extraordinary items excluded from FFO, these adjustments are not related to our continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

Many of these adjustments are similar to adjustments required by SEC rules for the presentation of proforma business combination disclosures, particularly acquisition expenses, gains or losses recognized in business combinations and other activity not representative of future activities. However, investors are cautioned that neither FFO nor MFFO is a pro forma measurement.

By providing MFFO, we believe we are presenting useful information that also assists investors and analysts to better assess the sustainability of our operating performance after our acquisition stage is completed. We also believe MFFO is a recognized measure of sustainable operating performance by the real estate industry. MFFO is useful in comparing the sustainability of our operating performance after our acquisition stage is completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities or as affected by other MFFO adjustments. However, investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our acquisition stage is completed, as it excludes acquisition costs that have a negative effect on our operating performance and the reported book value of our common stock and stockholders' equity during the periods in which properties are acquired.

FFO or MFFO should not be considered as an alternative to net income (loss), nor as an indication of our liquidity, nor are they indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments which are increases to MFFO are, and may continue to be, a significant use of cash, an expense in the determination of our GAAP net income, and a use of our cash flow from operating activities. FFO and MFFO are also not useful measures in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO and MFFO. Although the Company has not historically incurred any impairment charges, investors are therefore cautioned that we may not recover any impairment charges in the future. MFFO also excludes rental revenue adjustments and unrealized gains and losses related to certain other fair value adjustments. Although the related holdings are not held for sale or used in trading activities, if the holdings were sold currently, it could affect our operating results and any fair value losses may not be recoverable from future operations. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following table presents our calculation of FFO and MFFO and provides additional information related to our operations (in millions, except per share amounts):

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net income (loss) attributable to common stockholders | $(12.5) | $ 98.6 | $(34.6) |
| Real estate depreciation and amortization, net of noncontrolling interests[(a)] | 64.1 | 56.1 | 43.1 |
| Gain on sale of real estate | (13.3) | — | — |
| Gain on sale of joint venture interests | — | (5.7) | — |
| FFO attributable to common stockholders | 38.3 | 149.0 | 8.5 |
| Gain on revaluation of equity on business combinations, net of noncontrolling interest | (0.9) | (121.9) | (2.7) |
| (Gain) loss on early extinguishment of debt, net of noncontrolling interest | 0.3 | — | (0.1) |
| Acquisition expenses, net of noncontrolling interests[(b)] | 2.5 | 6.3 | 12.1 |
| Straight-line rents, net of noncontrolling interests | 0.4 | 0.8 | 0.9 |
| Loss on derivative fair value adjustment, net of noncontrolling interest | 0.7 | — | — |
| Contingent purchase price obligation adjustment | (0.1) | — | — |
| Amortization of premium on debt investment, net of noncontrolling interest | (0.2) | — | — |
| MFFO attributable to common stockholders | $ 41.0 | $ 34.2 | $ 18.7 |
| GAAP weighted average common shares[(c)] | 166.2 | 138.1 | 83.5 |
| Net income (loss) per common share | $(0.08) | $ 0.71 | $(0.41) |
| FFO per common share | $ 0.23 | $ 1.08 | $ 0.10 |
| MFFO per common share | $ 0.25 | $ 0.25 | $ 0.22 |

(a) The real estate depreciation and amortization amount includes our share of consolidated real estate-related depreciation and amortization of intangibles, less amounts attributable to noncontrolling interests, and our similar estimated share of unconsolidated Co-Investment Venture depreciation and amortization, which is included in earnings of unconsolidated real estate joint venture investments.

(b) Acquisition expenses include our share of expenses incurred by us, less amounts attributable to noncontrolling interests, and our unconsolidated investments in real estate joint ventures, including amounts incurred with our Advisor. Acquisition expenses also include operating expenses that were identified or given credit by the seller in the acquisition but are expensed in accordance with GAAP.

(c) During the year ended December 31, 2012, GAAP weighted average common shares were 166.2 million resulting in increases of 20% and 99% from the comparable periods of 2011 and 2010, respectively.

The following additional information is presented in evaluating the presentation of net income (loss) attributable to common stockholders in accordance with GAAP and our calculations of FFO and MFFO:

- During the year ended December 31, 2012, we incurred $2.3 million of expenses related to our review of strategic alternatives. These expenses are included as a deduction in presenting net income (loss), FFO and MFFO attributable to common stockholders.

- During the year ended December 31, 2012, we capitalized interest of $2.5 million on our real estate developments. These amounts are included as an addition in presenting net income (loss), FFO and MFFO attributable to common stockholders. Capitalized interest was not a significant contributor to net income (loss), FFO or MFFO attributable to common stockholders for years prior to 2012.

As noted above, we believe FFO is helpful to investors as measures of operating performance and MFFO is useful to investors to assess the sustainability of our operating performance after our acquisition stage is completed. FFO and MFFO are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures and principal payment of debt related to investments in unconsolidated real estate joint ventures, are not deducted when calculating FFO and MFFO.

We believe the current definition of MFFO is consistent with industry standards for our operations and provides useful information to investors and management, subject to the limitations described above. However, MFFO is not a replacement for financial information presented in conformity with GAAP and should be reviewed in connection with other GAAP measurements.

**New Accounting Pronouncements**

In May 2011, the Financial Accounting Standards Board issued updated guidance for fair value measurements. The guidance amended existing guidance to provide common fair value measurements and related disclosure requirements between GAAP and International Financial Reporting Standards. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on our consolidated financial statements or disclosures.

**Inflation**

The real estate market has not been affected significantly by inflation in the past several years due to a relatively low inflation rate. The majority of our fixed-lease terms are less than 12 months and reset to market if renewed. The majority of our leases also contain protection provisions applicable to reimbursement billings for utilities. Should inflation return, due to the short-term nature of our leases, multifamily investments are considered good inflation hedges.

Inflation may affect the costs of developments we invest in, primarily related to construction commodity prices, primarily lumber, steel and concrete. Inflation for these materials has also recently been low due to lower overall construction as a result of the effects of the U.S. and global recessions. However, inflation could be become an issue due to current U.S. monetary policies or accelerated growth in American, Chinese or other global construction activities. We intend to mitigate these inflation consequences through guaranteed maximum construction contracts, developer cost overrun guarantees and pre-buying materials when reasonable to do so. Increases in construction prices could lower our return on the developments and reduce amounts available for other investments.

**REIT Tax Election**

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code and have qualified as a REIT since the year ended December 31, 2007. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax at the corporate level. We are organized and operate in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to remain qualified as a REIT.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve the financing objectives, we borrow primarily at fixed rates or variable rates with what we believe are the lowest margins available and in some cases, the ability to convert variable rates to fixed rates either directly or through interest rate hedges. With regard to variable rate financing, we manage interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities, which to date have included interest rate caps.

As of December 31, 2012, we had approximately $932.5 million of outstanding consolidated mortgage debt at a weighted average fixed interest rate of approximately 3.9%, $36.5 million of variable rate consolidated mortgage debt at a variable interest rate of monthly LIBOR plus 2.4%, and the outstanding amount under our credit facility was $10.0 million with a weighted average of monthly LIBOR plus 2.08%. As of December 31, 2012, we have three consolidated notes receivable with a carrying value of approximately $36.0 million, a weighted average fixed interest rate of 13.8%, and a weighted average remaining maturity of 2.1 years.

Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt or fixed rate real estate notes receivable unless such instruments are traded or are otherwise terminated prior to maturity. However, interest rate changes will affect the fair value of our fixed rate instruments. As we do not expect to trade or sell our fixed rate debt instruments prior to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations.

Conversely, movements in interest rates on variable rate debt, loans receivable and real estate-related securities would change our future earnings and cash flows, but not significantly affect the fair value of those instruments. As of December 31, 2012, we did not have any loans receivable or real estate-related securities with variable interest rates. We are exposed to interest rate changes primarily as a result of our variable rate debt used to acquire or hold our consolidated multifamily communities and our consolidated cash investments. We quantify our exposure to interest rate risk based on how changes in interest rates affect our net income. We consider changes in the 30-day LIBOR rate to be most indicative of our interest rate exposure as it is a function of the base rate for our credit facility and is reasonably correlated to changes in our earnings rate on our cash investments. We consider increases of 0.5% to 2.0% in the 30-day LIBOR rate to be reflective of reasonable changes we may experience in the current interest rate environment. The table below reflects the annual effect of an increase in the 30-day LIBOR to our net income related to our significant variable interest rate exposures for our wholly owned assets and liabilities as of December 31, 2012 (amounts in millions, where positive amounts reflect an increase in income and bracketed amounts reflect a decrease in income):

| | Increases in Interest Rates | | | |
|---|---|---|---|---|
| | **2.0%** | **1.5%** | **1.0%** | **0.5%** |
| Variable rate mortgage debt and credit facility interest expense | $(0.9) | $(0.7) | $(0.5) | $(0.2) |
| Interest rate caps | 0.1 | — | — | — |
| Cash investments | 9.0 | 6.8 | 4.5 | 2.2 |
| Total | $ 8.2 | $ 6.1 | $ 4.0 | $ 2.0 |

There is no assurance that we would realize such income or expense as such changes in interest rates could alter our asset or liability positions or strategies in response to such changes. The table also does not reflect changes in operations related to any unconsolidated investments in real estate joint ventures, where we may not have control over financing matters and substantial portions of variable rate debt related to multifamily development projects where interest is capitalized.

As of December 31, 2012, we have four separate interest rate caps with a total notional amount of $162.7 million. Each of these interest rate caps have a single 30 day LIBOR cap rate, which if during its term future market LIBOR interest rates exceed, we will be due a payment equal to the excess LIBOR rate over the cap rate multiplied by the notional amount. In no event will we owe any future amounts in connection with the interest rate caps. Accordingly, interest rate caps can be an effective instrument to mitigate increases in short-term interest rates without incurring additional costs while interest rates are below the cap rate. Although not specifically identified to any specific interest rate exposure, we plan to use these instruments related to our developments, credit facility and variable rate mortgage debt. Because the counterparties providing the interest rate cap agreements are major financial institutions which have investment grade ratings by the Standard & Poor's Ratings Group, we do not believe there is exposure at this time to a default by a counterparty provider. A summary of our interest rate caps as of December 31, 2012 is as follows (amounts in millions):

| Notional Amount | LIBOR Cap Rate | Maturity Date | Carrying and Estimated Fair Value |
|---|---|---|---|
| $ 50.0 | 2.5% | April 2016 | $0.1 |
| 50.0 | 2.5% | April 2016 | 0.1 |
| 50.0 | 2.0% | April 2016 | 0.1 |
| 12.7 | 4.0% | March 2017 | — |
| $162.7 | | | $0.3 |

We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations as of December 31, 2012.

### Item 8. Financial Statements and Supplementary Data

The information required by this Item 8 is included in our Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

### Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

### Item 9A. Controls and Procedures

***Evaluation of Disclosure Controls and Procedures***

As required by Rule 13a-15(b) and Rule 15d-15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our management, including our Chief Executive Officer and Chief Financial Officer, evaluated, as of December 31, 2012, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012 to provide reasonable assurance that information required to be disclosed by us in this report is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

We believe, however, that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, within a company have been detected.

***Management's Annual Report on Internal Control over Financial Reporting***

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated, as of December 31, 2012, the effectiveness of our internal control over financial reporting using the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal controls, as of December 31, 2012, were effective in providing reasonable assurance regarding reliability of financial reporting.

***Changes in Internal Control over Financial Reporting***

There have been no changes in internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B. Other Information**

***Estimated Share Value***

On March 1, 2013, pursuant to our Valuation Policy, our board of directors, including all of its independent members, met and established an estimated per share value of the Company's common stock equal to $10.03 per share. See Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities—Estimated Per Share Value" of this Annual Report on Form 10-K.

***Distribution Reinvestment Plan***

In connection with its determination of the estimated value of our shares, and pursuant to the DRIP, our board of directors has determined that, effective March 1, 2013, distributions may be reinvested in shares of our common stock at a price of $9.53 per share, which is approximately 95% of the estimated value per share effective as of March 1, 2013. Prior to the determination of the estimated value of our shares effective as of March 1, 2013, the DRIP offering price for the most recent distribution reinvestment in February 2013 was $9.45 per share.

***Share Redemption Program***

In connection with its determination of the estimated value of our shares, our board of directors modified and reinstated our share redemption program. See Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities—Estimated Per Share Value—Share Redemption Program" of this Annual Report on Form 10-K.

***Letter Agreement with Advisor***

On February 22, 2013, we entered into a letter agreement with our Advisor pursuant to which our Advisor waived the difference between asset management fees calculated on the basis of appraised value (not estimated per share value) of our investments and asset management fees calculated on the basis of cost of our investments for the quarter ended December 31, 2012, resulting in a waiver of approximately $162,000.

The information set forth above with respect to the letter agreement related to the Advisory Management Agreement does not purport to be complete in scope and is qualified in its entirety by the full text of the letter agreement, which is filed as Exhibit 10.6 hereto and is incorporated into this report by reference.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

### Directors

Because our directors take a critical role in guiding our strategic direction and oversee our management, they must demonstrate broad-based business and professional skills and experiences, concern for the long-term interests of our stockholders, and personal integrity and judgment. In addition, our directors must have time available to devote to board activities and to enhance their knowledge of our industry. As described further below, we believe our directors have the appropriate mix of experiences, qualifications, attributes and skills required of our board members in the context of the current needs of our company.

**Robert S. Aisner, 66,** has served as our Chief Executive Officer and as one of our directors since December 2007. In addition, Mr. Aisner serves as Chief Executive Officer of our Advisor and our property manager. In addition, Mr. Aisner serves as a director of Behringer Harvard REIT I, Inc. ("Behringer Harvard REIT I"), and as a director and Chairman of the Board of Behringer Harvard Opportunity REIT I, Inc. ("Behringer Harvard Opportunity REIT I") and Behringer Harvard Opportunity REIT II, Inc. ("Behringer Harvard Opportunity REIT II") and as President, Chief Executive Officer and as Chairman of the Board of Adaptive Real Estate Income Trust, Inc. ("Adaptive REIT") (as of the date of this Annual Report on Form 10-K, its initial registration statement has been filed, but not yet declared effective). Mr. Aisner is also Chief Executive Officer and President of Behringer Harvard Holdings. Mr. Aisner has over 30 years of commercial real estate experience. In addition to Mr. Aisner's commercial real estate experience, as an officer and director of Behringer Harvard-sponsored programs and their advisors, Mr. Aisner has overseen the acquisition, structuring and management of various types of real estate-related loans, including mortgages and mezzanine loans. From 1996 until joining Behringer Harvard in 2003, Mr. Aisner served as: (1) Executive Vice President of AMLI Residential Properties Trust, formerly a New York Stock Exchange-listed REIT focused on the development, acquisition and management of upscale apartment communities and served as advisor and asset manager for institutional investors with respect to their multifamily real estate investment activities; (2) President of AMLI Management Company, which oversaw all of AMLI's apartment operations in 80 communities; (3) President of the AMLI Corporate Homes division that managed AMLI's corporate housing properties; (4) Vice President of AMLI Residential Construction, a division of AMLI that performed real estate construction services; and (5) Vice President of AMLI Institutional Advisors, the AMLI division that served as institutional advisor and asset manager for institutional investors with respect to their multifamily real estate activities. Mr. Aisner also served on AMLI's Executive Committee and Investment Committee. During Mr. Aisner's tenure, AMLI was actively engaged in real estate debt activities, some of which were similar to our current loan structures. In February 2006, AMLI merged into an indirect subsidiary of Morgan Stanley Real Estate's Prime Property Fund, and the consideration paid for AMLI represented a 20.7% premium over the closing price of its common shares on the last full trading day prior to the public announcement of the merger. From 1994 until 1996, Mr. Aisner owned and operated Regents Management, Inc., which had both a multifamily development and construction group and a general commercial property management group. From 1984 to 1994, Mr. Aisner served as Vice President of HRW Resources, Inc., a real estate development and management company. Mr. Aisner received a Bachelor of Arts degree from Colby College and a Masters of Business Administration degree from the University of New Hampshire.

Our board of directors has concluded that Mr. Aisner is qualified to serve as one of our directors for reasons including his over 30 years of commercial real estate experience. This experience allows him to offer valuable insight and advice with respect to our investments and investment strategies. In addition, as the Chief Executive Officer of our Advisor and with prior experience as an executive officer of a New York Stock Exchange-listed REIT, Mr. Aisner is able to direct to the board of directors to the critical issues facing our company. Further, as a director of Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Opportunity REIT II and Adaptive REIT, he has an understanding of the requirements of serving on a public company board.

**Sami S. Abbasi, 47,** has served as one of our independent directors since November 2006. Since November 2011, Mr. Abbasi has served as Chief Executive Officer and Director of American Pathology Partners, Inc., a laboratory services and cancer diagnostics company. From January 2007 until September 2011, Mr. Abbasi served as Chairman and Chief Executive Officer of National Surgical Care, Inc., which owns, develops, and operates surgical facilities in partnership with physicians and healthcare systems. From November 2004 to November 2006, Mr. Abbasi served as President and Chief Executive Officer of Radiologix, Inc., a provider of diagnostic imaging services, which was acquired by RadNet, Inc., formerly known as Primedex Health Systems, Inc., in November 2006. From February 2005 until November 2006, Mr. Abbasi served as a director of Radiologix. Mr. Abbasi served as Executive Vice President and Chief Operating Officer of Radiologix from October 2003 until November 2004 and as Executive Vice President and Chief Financial Officer of Radiologix from December 2000 until March 2004. Radiologix was a leading national provider of diagnostic imaging services and was listed on the American Stock Exchange until its November 2006 acquisition by Primedex. From January 2000 through June 2000, Mr. Abbasi served as Chief Financial Officer and Chief Operating Officer of Adminiquest, Inc., a private company that provided web-enabled and full-service outsourcing solutions to the insurance and benefits industry. From August 1996 through December 1999, Mr. Abbasi was Senior Vice President and Chief Financial Officer of Radiologix. From January 1995 through July 1996, Mr. Abbasi served as Vice President in the Healthcare Group of Robertson, Stephens and Company, where he was responsible for investment banking business development and executing a broad range of corporate finance transactions and mergers and acquisitions. From June 1988 through January 1995, Mr. Abbasi held various positions at Citicorp Securities, including Vice President and Senior Industry Analyst in the Healthcare Group. Mr. Abbasi serves on the board of directors and the audit committee for American CareSource Holdings, Inc. Mr. Abbasi received his Masters of Business Administration from the University of Rochester and his Bachelor of Arts, magna cum laude, in Economics from the University of Pennsylvania.

Our board of directors has concluded that Mr. Abbasi is qualified to serve as one of our directors and the chairman of our audit committee for reasons including his significant executive, corporate finance and accounting experience that complements that of our other board members. In particular, Mr. Abbasi has over 10 years of experience as a director and/or executive officer of private and public companies, with a broad range of responsibilities including those relating to financial statements and coordinating with external auditors. Mr Abbasi also has many years of experience in commercial and investment banking, which background enables Mr. Abbasi to provide valuable insight to our board.

**Roger D. Bowler, 68,** has served as one of our independent directors since November 2006. Mr. Bowler served in various capacities at Embrey Partners, Ltd. ("Embrey"), a San Antonio, Texas based multifamily development and management company, from 1981 through 2006. From 1991 through 2006, Mr. Bowler served as Executive Vice President for Embrey and was responsible for corporate operations, as well as project feasibility, financing, and sales. Prior to his employment at Embrey, Mr. Bowler established and managed a corporate planning group for a Midwest bank holding company. Mr. Bowler also served as the Senior Financial Officer for a Houston retail and office developer. Mr. Bowler earned a Bachelor's degree in Accounting and a Masters of Business Administration in finance from Michigan State University. From 1984 through 2006, Mr. Bowler served on the Advisory Board of Directors for the JP Morgan Chase Bank of San Antonio. Mr. Bowler currently serves on the Board of Directors for the Marathon Title Insurance Company and American Village Communities, Inc. of Fairfax, Virginia. Mr. Bowler was a member of the National Multi Housing Council prior to his retirement from Embrey.

Our board of directors has concluded that Mr. Bowler is qualified to serve as one of our directors for reasons including his significant experience relating to real estate investments and multifamily investments, in particular. For 25 years, Mr. Bowler served in various capacities at an apartment development and management company, including 15 years as an executive officer. Mr. Bowler also has experience as a director and is actively engaged in the professional community, industry trends and issues in the multifamily space.

**Jonathan L. Kempner, 61,** has served as one of our independent directors since November 2008. In October 2009, Mr. Kempner became the President of Tiger 21, LLC, a peer-to-peer learning group for high-net-worth investors. Prior to this, Mr. Kempner was President and Chief Executive Officer of the Mortgage Bankers Association ("MBA") from April 2001 to December 2008. MBA is the national association representing the real estate finance industry with over 2,400 member companies, including mortgage companies, mortgage brokers, commercial banks, thrifts life insurance companies and others in the mortgage lending field. In addition, Mr. Kempner served on MBA's Board of Directors (ex officio) and on the board of its business development affiliate, Lender Technologies Corp.

Prior to assuming his role at the MBA, for 14 years, Mr. Kempner was President of the National Multi Housing Council, a leading trade association representing apartment owners, managers, developers, lenders and service providers. Previously from 1983 to 1987, Mr. Kempner was Vice President and General Counsel of Oxford Development Corp., a privately owned real estate services firm in Maryland, with a focus on commercial real estate development, asset and property management, brokerage and investment advisory services. From 1982 to 1983, Mr. Kempner served as Assistant Director and General Counsel of the Pennsylvania Avenue Development Corp., a federally owned real estate firm. From 1981 to 1982, Mr. Kempner also served as Assistant General Counsel to the Charles E. Smith Companies, a significant owner and developer of apartment complexes.

Mr. Kempner practiced law with Fried Frank, a leading international commercial law firm, from 1977 to 1980 immediately following a clerkship for U.S. District Judge David W. Williams of the Central District of California. Mr. Kempner also served as a Special Consultant to the U.S. Department of the Treasury Office of Capital Markets and as a Staff Assistant to the Subcommittee on Representation of Citizen Interests of the U.S. Senate Committee on the Judiciary and in the office of Sen. Abraham Ribicoff.

Mr. Kempner holds a bachelor's degree from the University of Michigan (high honors and high distinction, Phi Beta Kappa) and a law degree from Stanford University Law School, where he served on the Stanford Law Review. Mr. Kempner serves on the editorial boards of numerous real estate publications and is on the board of directors of a nonprofit organization, the Ciesla Foundation.

Our board of directors has concluded that Mr. Kempner is qualified to serve as one of our directors for reasons including his 21 years of combined experience heading the Mortgage Bankers Association and the National Multi Housing Council and his prior experience as a director. With this background, Mr. Kempner brings to our board substantial insight and experience with respect to the multifamily real estate and mortgage industries. In addition, Mr. Kempner has substantial experience acting as an attorney and general counsel, which brings a unique perspective to our board. Mr. Kempner also remains active in the professional and charitable communities.

**E. Alan Patton, 50,** has served as one of our independent directors since November 2006. In January 2011, Mr. Patton joined Hines Interests Limited Partnership ("Hines"), an international real estate firm where he currently serves as a Senior Managing Director. Mr. Patton's main focus at Hines is to expand the firm's multifamily development activity throughout the United States with involvement in site sourcing, product design, development and capital raising and financing. From 1998 to January 2011, Mr. Patton served as President of The Morgan Group, Inc., a multifamily development and management company, and was responsible for its day-to-day operations. From 1990 to 1998, Mr. Patton was the Managing Director of the Chase Bank of Texas Realty Advisory Group (formerly known as Texas Commerce Realty Advisors). During his eight-year tenure at Chase Bank, Mr. Patton developed and managed Chase's Real Estate Mezzanine Financing product, worked in the Real Estate Workout/Restructuring Group and the Commercial Real Estate Lending Group.

Mr. Patton previously served as a Project Manager with a Houston-based commercial general contractor, Miner-Dederick Companies, Inc., where he managed office and medical building construction projects nationwide for eight years. Mr. Patton attended Harding University and the University of Houston, from which he received his Bachelor in Science—Finance degree and his Masters of Business Administration. Mr. Patton is on the Board of Directors of the National Multi Housing Council and a council member of the Urban Land Institute.

Our board of directors has concluded that Mr. Patton is qualified to serve as one of our directors for reasons including his significant real estate and real estate finance experience. He provides valuable knowledge and insight with respect to multifamily investment and management issues. In addition, his expertise in the real estate finance markets complements that of our other board members. Mr. Patton is also active in the professional community.

**Executive Officers**

In addition to Robert S. Aisner, the following individuals serve as our executive officers:

**Robert J. Chapman, 65,** has served as our President since December 2007. Mr. Chapman also serves as President of our Advisor, our property manager and an Executive Vice President of Behringer Harvard Holdings. Prior to joining Behringer Harvard in September 2007, Mr. Chapman was Executive Vice President and Chief Financial Officer of AMLI Residential Properties Trust, formerly a New York Stock Exchange-listed REIT, from December 1997 to August 2007. In February 2006, AMLI merged into an indirect subsidiary of Morgan Stanley Real Estate's Prime Property Fund, and the consideration paid for AMLI represented a 20.7% premium over the closing price of its common shares on the last full trading day prior to the public announcement of the merger. Mr. Chapman also served as a non-employee board member and the audit committee chairman of Behringer Harvard Opportunity REIT I from March 2005 to August 2007. From 1994 to 1997, Mr. Chapman was Managing Director of Heitman Capital Management Corporation. Mr. Chapman served as Managing Director and Chief Financial Officer of JMB Institutional Realty Corporation in 1994 and as Managing Director and Chief Financial Officer of JMB Realty Corporation, where he was employed from 1976 to 1994. From 1972 to 1976, Mr. Chapman was associated with KPMG LLP. Mr. Chapman received a B.B.A. in Accounting in 1970 and an M.B.A. in Finance in 1971 from the University of Cincinnati. Mr. Chapman is a CPA and, when previously affiliated with a broker-dealer, was a FINRA Registered Representative. Mr. Chapman is, or has been, a member of the Association of Foreign Investors in Real Estate, the Mortgage Bankers Association, the National Association of Real Estate Investment Trusts, the National Multi Housing Council, Pension Real Estate Association, the Real Estate Investment Advisory Council, the Urban Land Institute, the International Council of Shopping Centers, the American Institute of Certified Public Accountants and the Illinois CPA Society. Mr. Chapman has served as a Board Member of the National Association of Real Estate Companies and the Real Estate Advisory Council of the University of Cincinnati. Mr. Chapman was also previously an adjunct professor of real estate finance at DePaul University in Chicago.

**Mark T. Alfieri, 51,** has served as our Chief Operating Officer since our inception in August 2006. Mr. Alfieri also serves as Chief Operating Officer of our Advisor and property manager. Prior to joining Behringer Harvard in May 2006, from January 1999 to April 2006, Mr. Alfieri was Senior Vice President of AMLI Residential Properties Trust, formerly a New York Stock Exchange-listed REIT, where he directed investment activities for the Southwest region. During his seven-year tenure at AMLI Residential Properties Trust, Mr. Alfieri consummated over $1.4 billion in multifamily transactions. From 2000 to 2006, Mr. Alfieri was a member of CEC, AMLI's senior executive committee. In

February 2006, AMLI merged into an indirect subsidiary of Morgan Stanley Real Estate's Prime Property Fund, and the consideration paid for AMLI represented a 20.7% premium over the closing price of its common shares on the last full trading day prior to the public announcement of the merger. From 1991 until 1998, Mr. Alfieri was president and Chief Executive Officer of Revest Group, Inc., a regional full service investment company. Revest was engaged in the acquisition and development of multifamily and commercial properties as a sponsor/general partner on behalf of international and domestic private investors. Mr. Alfieri also was President and Chief Executive Officer of Revest Management Services. Revest Management Services fee managed office, ministorage and multifamily properties. Mr. Alfieri graduated from Texas A&M with a Bachelor of Business Administration degree in Marketing. Mr. Alfieri is a licensed Real Estate Broker in the State of Texas. Mr. Alfieri served on the Board of Directors of the National Multi Housing Council from 2002 to 2004 and is currently a member of the National Multi Housing Council.

**Howard S. Garfield, 55,** has served as our Chief Financial Officer and Treasurer since September 2009 and as our Chief Accounting Officer since May 2009. In addition, Mr. Garfield serves as Chief Financial Officer, Chief Accounting Officer and Treasurer of our Advisor and our property manager. Prior to joining Behringer Harvard in February 2009, from April 2008 to February 2009, Mr. Garfield was Senior Vice President—Private Equity Real Estate Funds for Lehman Brothers Holdings Inc., formerly a New York Stock Exchange listed investment banking firm, where he was responsible for accounting and fund administration for certain private equity real estate funds sponsored by Lehman Brother Holdings Inc. From 2006 to April 2008, Mr. Garfield was Executive Vice President and Chief Financial Officer of Homevestors of America, Inc., a privately held franchisor related to reselling single-family homes. Mr. Garfield received a Bachelor of Business Administration degree, summa cum laude, from the University of Texas at Austin. Mr. Garfield is a certified public accountant in the State of Texas and a member of the National Association of Real Estate Companies.

**M. Jason Mattox, 37,** has served as our Executive Vice President since December 2007. Mr. Mattox also serves as an Executive Vice President of our Advisor and our property manager and has served in these and similar executive capacities with other entities affiliated with Behringer Harvard Holdings. Mr. Mattox is also a director of Behringer Harvard REIT I and an Executive Vice President and Chief Operating Officer of Behringer Harvard Holdings.

From 1997 until joining Behringer Harvard in 2002, Mr. Mattox served as a Vice President of Harvard Property Trust, Inc. and became a member of its Investment Committee in 1998. From 1999 until 2001, Mr. Mattox served as Vice President of Sun Resorts International, Inc., a recreational property investment company, coordinating marina acquisitions throughout the southern United States and the U.S. Virgin Islands. From 1999 until 2001, in addition to providing services related to investing, acquisition, disposition and operational activities, Mr. Mattox served as an asset manager with responsibility for over one million square feet of Harvard Property Trust, Inc.'s commercial office assets in Texas and Minnesota, overseeing property performance, management offices, personnel and outsourcing relationships.

Mr. Mattox is a continuing member of the Building Owners and Managers Association and the National Association of Industrial and Office Properties. Mr. Mattox received a Bachelor of Business Administration degree, with honors, and a Bachelor of Science degree, cum laude, from Southern Methodist University.

**Daniel J. Rosenberg, 37,** has served as our Senior Vice President—Legal and General Counsel since September 2011 and has served as our Secretary since December 2007. In addition Mr. Rosenberg serves in the same capacities for our Advisor and our property manager. Mr. Rosenberg joined Behringer Harvard in June 2004. Mr. Rosenberg is responsible for legal matters related to Behringer Harvard's multifamily platform. Prior to the formation of the first Behringer Harvard sponsored multifamily program in 2006, Mr. Rosenberg was responsible for all legal aspects of

Behringer Harvard's private offerings. Prior to joining Behringer Harvard, Mr. Rosenberg was a corporate associate at the New York office of what was then Katten Muchin Zavis Rosenman LLP, a leading national law firm, where he represented private and public companies in a wide range of corporate transactions, including acquisitions, divestitures, mergers, financings, joint ventures, private placements and high-yield debt offerings. Mr. Rosenberg received a Bachelor of Arts degree from the University of Wisconsin at Madison and a Juris Doctor degree from Emory University School of Law in Atlanta, Georgia. Mr. Rosenberg is licensed as an attorney in Texas and New York.

**Key Personnel**

The following individuals are non-executive personnel who are important to our success:

**Andrew J. Bruce, 41,** has served as the Senior Vice President—Capital Markets of our Advisor and our property manager since September 2011. Prior to his current roles, Mr. Bruce served as Vice President—Finance of our Advisor from September 2006 to September 2011 and Vice President—Finance of our property manager from March 2008 to September 2011. Since February and January of 2012, respectively, Mr. Bruce has also served as Chief Financial Officer of Behringer Harvard Opportunity REIT I and Behringer Harvard Opportunity REIT II. Mr. Bruce also serves as Chief Financial Officer for Adaptive REIT. Mr. Bruce is responsible for managing the financing activities and the finance group for the Behringer Harvard-sponsored programs. This includes the structuring and placement of commercial debt for new acquisitions and developments, for the refinancing of existing debt, and for fund level credit facilities. In addition, Mr. Bruce is responsible for maintaining existing banking and lending relationships as well as cultivating new relationships. Mr. Bruce also is charged with analyzing and managing the programs' use of derivatives and hedging instruments, and working with the programs' real estate professionals in their efforts to analyze potential new development projects that the programs are considering.

Prior to joining Behringer Harvard, from 1994 to early 2006 Mr. Bruce worked for AMLI Residential Properties Trust, formerly a New York Stock Exchange listed REIT, in Dallas and in Chicago. While at AMLI, Mr. Bruce was responsible for placing AMLI's secured and unsecured debt and for overseeing the underwriting projections for new development projects, including acquisitions made on behalf of the AMLI/BPMT joint venture. Mr. Bruce graduated from Western Michigan University with a Bachelor of Business Administration degree. Mr. Bruce also earned a Masters in Business Administration degree from the University of Chicago, and a CPA designation while working in Illinois.

**Robert T. Poynter, 56,** has served as the Senior Vice President and Chief Investment Officer of our Advisor and a Senior Vice President of our property manager since September 2011. Prior to his current roles, Mr. Poynter served as Vice President of our Advisor from November 2006 to September 2011 and Vice President—Multifamily of our property manager from March 2008 to September 2011. Mr. Poynter is responsible for reviewing and improving existing policies regarding the multifamily investment and acquisition process for Behringer Harvard and for developing best practices for the multifamily group. In this capacity Mr. Poynter also is responsible for sourcing, underwriting and administering the multifamily investment and acquisition process for Behringer Harvard.

Prior to joining Behringer Harvard, from October 1983 to September 2006, Mr. Poynter was employed by JPI, a multifamily development and acquisition company. Mr. Poynter was a Senior Vice President of several different JPI-affiliated entities and served as the Strategic Recapitalization Services Partner. During that time, Mr. Poynter worked on condominium and home sales, corporate housing, third party property management services and acquisitions. Mr. Poynter is a licensed Real Estate Broker in the state of Texas. Mr. Poynter received a Bachelor of Science degree from the Wharton School at the University of Pennsylvania.

**James A. Fadley, 55,** has served as the Senior Vice President of our Advisor and property manager since September 2011. Mr. Fadley is responsible for Behringer Harvard's multifamily due diligence and transactional closing group. Prior to his current roles, Mr. Fadley served in a variety of capacities for affiliates of our Advisor related to the multifamily due diligence and transactional closing group. Prior to joining Behringer Harvard in June 2009, Mr. Fadley was employed from September 1986 to January 2009 by JPI, a multifamily development and acquisitions company. During his career at JPI, Mr. Fadley held a variety of positions including Executive Vice President & Senior Operations Partner of Investment Services and Co-Divisional President and Chief Investment Officer of JPI's Student Living Division. Mr. Fadley served as a member of JPI's Investment Committee, and was also responsible for its design, implementation and administration. During his tenure at JPI, over $8 billion of apartment properties were acquired, developed and sold. At JPI Mr. Fadley was responsible for managing JPI's business relationship with GE Capital, which included investor reporting, venture compliance and the GE approval process. Mr. Fadley also served in a variety of other roles at JPI including investment analysis, asset management and dispositions, project capitalization and market research. Prior to joining JPI, Mr. Fadley was employed by Arthur Andersen & Co. from July 1979 to August 1986 where he was a manager in the audit division. In 1979, Mr. Fadley received his Bachelor of Business Administration, cum laude from Southern Methodist University.

**Ross P. Odland, 45,** has served as the Senior Vice President—Portfolio Management of our Advisor and our property manager since September 2011. Prior to his current roles, Mr. Odland served as Vice President of our Advisor from November 2007 to September 2011 and Vice President—Portfolio Management of our property manager from March 2008 to September 2011. Mr. Odland is responsible for developing investment strategies, sourcing, developing and managing joint venture partnerships, and leading the asset management group for the multifamily group. Prior to joining Behringer Harvard, from 2000 to 2007, Mr. Odland was Vice President of Portfolio Management at AMLI Residential Properties Trust, formerly a New York Stock Exchange listed REIT, where he managed the company's joint venture relationships and performed portfolio and asset management duties for the company's southwest region. From 1997 to 2000, Mr. Odland was a consultant with Pricewaterhouse Coopers in the Real Estate Advisory Group. In this role, Mr. Odland performed valuation, market research, and due diligence activities for publicly traded REITS and institutional real estate funds.

Mr. Odland holds a Bachelor of Business Administration degree from the University of Wisconsin-Madison. Mr. Odland is a chartered financial analyst (CFA) and member of the CFA Society of Dallas-Fort Worth and a member of the Pension Real Estate Advisory Association.

**Margaret M. "Peggy" Daly, 56,** has served as the Senior Vice President—Property Management of our property manager since September 2011. Prior to her current role, Ms. Daly served as Vice President of our property manager from September 2010 to September 2011. In addition to her previous role since September 2010, Ms. Daly serves as Senior Vice President—Property Management for Harvard Property Trust, an affiliate of our Advisor. Ms. Daly is responsible for development and leadership of property management and operating platform for our assets. Ms. Daly has over 30 years of experience in management of Class A multifamily assets. Prior to joining Behringer Harvard, from March 2008 to April 2010, Ms. Daly was Executive Vice President of Property Management at Place Properties LLP where she was responsible for the profitability, business development and performance results of over 22,500 beds of student housing. From August 1988 to March 2008, Ms. Daly was with AMLI Residential Properties Trust, formerly a New York Stock Exchange listed REIT, where she served as the Executive Vice President—National Director of Operations, Senior Vice President—Revenue Management and Regional Vice President. From June 1979 to March 1988, Ms. Daly was a Divisional Vice President of Property Management with Trammell Crow Residential.

Ms. Daly attended Virginia Polytechnic Institute in Business Administration. She served on the board of directors of the Atlanta Apartment Association from 1996-2000, was a member of the

Advisory Board for the school of Property Management at Virginia Polytechnic Institute, and has served on expert panels at National Apartment Association (NAA), National Multi Housing Council (NMHC) and Multifamily Executive conferences.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires each director, officer and individual beneficially owning more than 10% of a registered security of us to file with the SEC, within specified time frames, initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of our common stock. These specified time frames require the reporting of changes in ownership within two business days of the transaction giving rise to the reporting obligation. Reporting persons are required to furnish us with copies of all Section 16(a) forms filed with the SEC. Based solely on a review of the copies of such forms furnished to us during and with respect to the fiscal year ended December 31, 2012, or written representations that no additional forms were required, we believe that all required Section 16(a) filings were timely and correctly made by reporting persons during 2012.

**Code of Ethics**

Our board of directors has adopted an Amended and Restated Code of Business Conduct Policy that is applicable to all members of our board of directors, our executive officers and employees of our advisor and its affiliates. We have posted the policy on the website maintained for us at www.behringerharvard.com. If in the future we amend, modify or waive a provision in the Amended and Restated Code of Business Conduct Policy, we may, rather than filing a Current Report on Form 8-K, satisfy the disclosure requirement by posting promptly such information on the website maintained for us as necessary.

**Audit Committee Financial Expert**

The Audit Committee consists of independent directors Sami S. Abbasi, the chairman, Roger D. Bowler, Jonathan L. Kempner and E. Alan Patton. Our board of directors has determined that Mr. Abbasi is an "audit committee financial expert," as defined by the rules of the SEC. The biography of Mr. Abbasi, including his relevant qualifications, is previously described in this Item 10. Our shares are not listed for trading on any national securities exchange and therefore our audit committee members are not subject to the independence requirements of the New York Stock Exchange ("NYSE") or any other national securities exchange. However, each member of our audit committee is "independent" as defined by the NYSE.

## Item 11. Executive Compensation

**Executive Compensation**

We do not directly compensate our named executive officers for services rendered to us, and we currently do not intend to pay any compensation directly to our executive officers. As described in Item 13, "Certain Relationships and Related Party Transactions" of this Annual Report on Form 10-K, we pay our Advisor and its affiliates certain fees and reimbursements. We do not reimburse our Advisor directly or indirectly for the salary or other compensation of any of our executive officers. Further, our Advisor sets its own compensation policy and pays compensation in its sole discretion, independent of our business. Accordingly, we do not have nor has our board of directors considered a compensation policy or program for our executive officers and have not included a Compensation and Discussion Analysis in this Annual Report on Form 10-K.

## Directors' Compensation

We pay each of our directors who are not employees of us or our Advisor or its affiliates an annual retainer of $30,000 per year. In addition, we pay the chairman of our Audit Committee an annual retainer of $10,000 per year and the chairmen of our Compensation and Nominating Committees annual retainers of $5,000 per year. These retainers are paid quarterly in arrears. In addition, we pay each of our directors who are not employees of us or our Advisor or its affiliates (1) $1,500 for each board or committee meeting attended in person or by telephone and (2) $750 for each written consent considered by the director.

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. If a director also is an employee of us, or an employee of our Advisor or its affiliates, we do not pay compensation for services rendered as a director.

Under our Incentive Award Plan, we issued each of our non-employee directors, with the exception of Mr. Kempner who was not appointed as a director until 2008, 1,000 shares of restricted common stock on the date he became a director in November 2006 and, after serving as a non-employee director for one year, another 1,000 shares of restricted common stock in contemplation of a second year of service as a non-employee director in November 2007. All of these restricted stock awards are now fully vested. We have not issued any additional awards under the Incentive Award Plan.

The following table summarizes compensation earned or paid to the non-employee directors during 2012:

| | Fees Earned or Paid in Cash[(a)] | All Other Compensation | Total |
|---|---|---|---|
| Sami S. Abbasi | $113,500 | $— | $113,500 |
| Roger D. Bowler | $117,500 | $— | $117,500 |
| Jonathan L. Kempner | $112,500 | $— | $112,500 |
| E. Alan Patton | $117,500 | $— | $117,500 |

(a) This column includes fees earned in 2012, a portion of which were paid in 2013. The amounts paid in 2013 are: $20,500 for Mr. Abbasi, $22,250 for Mr. Bowler, $21,000 for Mr. Kempner, and $22,250 for Mr. Patton.

## Incentive Award Plan

Our Incentive Award Plan was approved by our board of directors on November 14, 2006 and by the stockholders on November 15, 2006 and later amended and restated and approved by our board of directors on March 14, 2008. The Incentive Award Plan is administered by our Compensation Committee and provides for equity awards to our employees, directors and consultants and those of our advisor and its affiliates. The Incentive Award Plan authorizes the grant of non-qualified and incentive stock options, restricted stock awards, restricted stock units, stock appreciation rights, dividend equivalents and other stock-based awards. A total of 10,000,000 shares have been authorized and reserved for issuance under our Incentive Award Plan. There have been no awards since November 2007, and we currently have no plans to issue any additional awards under the Incentive Award Plan.

## Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee served as an officer or employee of us or any of our subsidiaries during the fiscal year ended December 31, 2012 or formerly served as an officer of us or any of our subsidiaries. In addition, during the fiscal year ended December 31, 2012, none of our executive officers served as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

### Securities Authorized for Issuance Under Equity Compensation Plans

The following table gives information regarding our equity compensation plans as of December 31, 2012:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans |
|---|---|---|---|
| Equity compensation plans approved by security holders | — | — | 9,994,000 |
| Equity compensation plans not approved by security holders | N/A | N/A | N/A |
| Total | — | — | 9,994,000[(a)] |

(a) All shares authorized for issuance pursuant to awards not yet granted under the Incentive Award Plan.

### Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of December 31, 2012, regarding the beneficial ownership of our common stock by each person known by us to own 5% or more of the outstanding shares of common stock, our sponsor (Behringer Harvard Holdings), each of our directors, each named executive officers, and our directors and executive officers as a group. The percentage of beneficial ownership is calculated based on 167,542,108 shares of common stock outstanding as of December 31, 2012.

| Name of Beneficial Owner | Amount and Nature of Beneficial Ownership[(a)] | Percentage of Class |
|---|---|---|
| Behringer Harvard Holdings[(b)] | 24,969 | * |
| Robert S. Aisner[(c)(d)] | 6,139 | * |
| Sami S. Abbasi[(c)] | 2,000 | * |
| Roger D. Bowler[(c)] | 4,000 | * |
| Jonathan L. Kempner[(c)] | — | — |
| E. Alan Patton[(c)] | 5,000 | * |
| Robert J. Chapman[(c)(e)] | — | — |
| Mark T. Alfieri[(c)] | 6,139 | * |
| Howard S. Garfield[(c)] | — | — |
| Daniel J. Rosenberg[(c)] | — | — |
| M. Jason Mattox[(c)(f)] | 1,228 | * |
| Our sponsor and all current directors and executive officers as a group (10 persons) | 49,475 | * |

* Represents less than 1%

(a) For purposes of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding includes 167,542,108 shares of common stock outstanding as of December 31, 2012; it does not include 1,000 shares of convertible stock owned by our Advisor. Beneficial ownership is determined in accordance with the rules of SEC that deem shares to be beneficially owned by any person or group who has or shares voting and investment power with respect to such shares.

(b) Does not include 1,000 shares of convertible stock owned by our Advisor, an indirect subsidiary of Behringer Harvard Holdings. Robert M. Behringer is the beneficial owner of approximately 40% of the outstanding limited liability company interests and beneficially controls the voting of approximately 85% of the outstanding limited liability company interests of Behringer Harvard Holdings.

(c) The address of Messrs. Aisner, Abbasi, Bowler, Kempner, Patton, Chapman, Alfieri, Garfield, Rosenberg, and Mattox is c/o Behringer Harvard Multifamily REIT I, Inc., 15601 Dallas Parkway, Suite 600, Addison, Texas 75001.

(d) Does not include 24,969 shares of common stock owned by Behringer Harvard Holdings, of which Mr. Aisner controls the disposition of approximately 4% of the limited liability company interests, or 1,000 shares of convertible stock owned by our Advisor, an indirect subsidiary of Behringer Harvard Holdings. Robert M. Behringer has the right to vote Mr. Aisner's interest in Behringer Harvard Holdings.

(e) Does not include 24,969 shares of common stock owned by Behringer Harvard Holdings, of which Mr. Chapman controls the disposition of approximately 1% of the limited liability company interests, or 1,000 shares of convertible stock owned by our Advisor, an indirect subsidiary of Behringer Harvard Holdings.

(f) Does not include 24,969 shares of common stock owned by Behringer Harvard Holdings, of which Mr. Mattox controls the disposition of approximately 1.5% of the limited liability company interests, or 1,000 shares of convertible stock owned by our Advisor, an indirect subsidiary of Behringer Harvard Holdings. Mr. Behringer has the right to vote Mr. Mattox's interest in Behringer Harvard Holdings.

## Item 13. Certain Relationships and Related Transactions, and Director Independence

### Policies and Procedures with Respect to Related Party Transactions

We do not currently have written formal policies and procedures for the review, approval or ratification of transactions with related persons, as defined by Item 404 of Regulation S-K of the Exchange Act. Under that definition, transactions with related persons are transactions in which we were or are a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest. Related parties include any executive officers, directors, director nominees, beneficial owners of more than 5% of our voting securities, immediate family members of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed and in which such person has 10% or greater beneficial ownership interest.

Our charter, however, contains provisions setting forth our ability to engage in certain transactions. Our board reviews all of these transactions as well as any related party transactions. As a general rule, any related party transaction must be approved by a majority of the directors not otherwise interested in the transaction. In determining whether to approve or authorize a particular related party transaction, these directors will consider whether the transaction between us and the related party is fair and reasonable to us and has terms and conditions no less favorable to us than those available from unaffiliated third parties.

Our Advisor and certain of its affiliates have earned fees and compensation in connection with each of our public offerings and earn fees and compensation in connection with the acquisition, debt financing, and management of our assets.

We have no employees and are supported by related party service agreements. We are dependent on our Advisor, our property manager, BHM Management, and their affiliates for certain services that are essential to us, including, but not limited to, investment and disposition decisions, asset management, financing, property management and leasing services and other general administrative responsibilities. In the event that these companies become unable to provide us with the respective services, we would be required to obtain such services from other sources, potentially incurring one time transition costs and different recurring administrative expenses.

Certain of these services are provided through our advisory management agreement (the "Advisory Management Agreement"), as it has been amended and restated. The Advisory Management Agreement may be renewed for an unlimited number of successive one-year terms. The current term of the Advisory Management Agreement expires on July 1, 2013. Our board of directors has a duty to evaluate the performance of our Advisor annually before the parties can agree to renew the agreement.

Prior to the termination of our Initial Public Offering on September 2, 2011, we were required to reimburse the Advisor for organization and offering expenses related to our Initial Public Offering of shares (other than pursuant to a distribution reinvestment plan) and any organization and offering expenses previously advanced by the Advisor related to a prior offering of shares to the extent not previously reimbursed by us out of proceeds from the prior offering ("O&O Reimbursement"). Our obligation to reimburse the Advisor was capped at 1.5% of the gross proceeds of the completed Initial Public Offering exclusive of proceeds from the DRIP. For the year ended December 31, 2011, we reduced our O&O Reimbursement by $0.6 million to adjust the O&O Reimbursement to the actual amount to be disbursed to our Advisor. For the year ended December 31, 2010, we incurred O&O Reimbursement of approximately $6.5 million. As of December 31, 2011, our Advisor had incurred expenses related to the Initial Public Offering totaling approximately $30.8 million, of which approximately $8.9 million has not been recognized by us as offering costs in accordance with the Advisory Management Agreement.

Behringer Securities LP ("Behringer Securities"), an affiliate of our Advisor, served as the dealer manager for the Initial Public Offering and received selling commissions of up to 7% of gross offering proceeds. Behringer Securities reallowed all selling commissions to participating broker-dealers. In connection with the Initial Public Offering, up to 2.5% of gross proceeds were paid to Behringer Securities as a dealer manager fee. Behringer Securities reallowed a portion of its dealer manager fee to certain broker-dealers that participated in the Initial Public Offering. No selling commissions or dealer manager fees are payable on shares sold under our DRIP, and any DRIP offering expenses are nominal.

Because our Initial Public Offering terminated on September 2, 2011, we did not sell any shares of common stock in our Initial Public Offering during the year ended December 31, 2012. The following presents the components of our sale of common stock, net related to our Initial Public Offering for the years ended December 31, 2011 and 2010 (amounts in millions):

| Sale of common stock | For the Year Ended December 31, 2011 | 2010 |
|---|---|---|
| Gross proceeds | $593.8 | $444.7 |
| Less offering costs: | | |
| O&O Reimbursement | 0.6 | (6.5) |
| Dealer manager fees | (14.8) | (11.1) |
| Selling commissions | (40.0) | (29.7) |
| Total offering costs | (54.2) | (47.3) |
| Sale of common stock, net | $539.6 | $397.4 |

Our Advisor and its affiliates receive acquisition and advisory fees of 1.75% of (1) the contract purchase price paid or allocated in respect of the development, construction or improvement of each asset acquired directly by us, including any debt attributable to these assets, or (2) when we make an investment indirectly through another entity, our pro rata share, based on our stated or back-end ownership percentage, of the gross asset value of real estate investments held by that entity. Fees due in connection with a development or improvements are based on amounts approved by our board of directors and reconciled to actual amounts at the completion of the development or improvement. Our Advisor and its affiliates also receive 1.75% of the funds advanced in respect of a loan or other investment.

Our Advisor receives a non-accountable acquisition expense reimbursement in the amount of 0.25% of (1) the funds paid for purchasing an asset, including any debt attributable to the asset, plus the funds budgeted for development, construction or improvement in the case of assets that we acquire and intend to develop, construct or improve, and (2) funds advanced in respect of a loan or other investment. We will also pay third parties, or reimburse the Advisor, for any investment-related expenses due to third parties in the case of a completed investment, including, but not limited to, legal fees and expenses, travel and communication expenses, costs of appraisals, accounting fees and expenses, third-party brokerage or finder's fees, title insurance, premium expenses and other closing costs. In addition, to the extent our Advisor or its affiliates directly provide services formerly provided or usually provided by third parties, including, without limitation, accounting services related to the preparation of audits required by the SEC, property condition reports, title services, title insurance, insurance brokerage or environmental services related to the preparation of environmental assessments in connection with a completed investment, the direct employee costs and burden to our Advisor of providing these services are acquisition expenses for which we reimburse our Advisor. In addition, acquisition expenses for which we reimburse our Advisor include any payments made to (1) a prospective seller of an asset, (2) an agent of a prospective seller of an asset, or (3) a party that has the right to control the sale of an asset intended for investment by us that are not refundable and that are not ultimately applied against the purchase price for such asset. Except as described above with respect to services customarily or previously provided by third parties, our Advisor is responsible for paying all of the expenses it incurs associated with persons employed by the Advisor to the extent dedicated to making investments for us, such as wages and benefits of the investment personnel. Our Advisor is also responsible for paying all of the investment-related expenses that we or our Advisor incur that are due to third parties or related to the additional services provided by our Advisor as described above with respect to investments we do not make, other than certain non-refundable payments made in connection with any acquisition.

For the years ended December 31, 2012, 2011, and 2010, our Advisor earned acquisition and advisory fees, including the acquisition expense reimbursement, of approximately $7.3 million, $4.8 million, and $11.2 million, respectively. For the years ended December 31, 2012, 2011, and 2010, approximately $5.0 million, $1.1 million, and $3.2 million of these amounts, respectively, were capitalized to investments in unconsolidated real estate joint ventures. As of December 31, 2012, $6.1 million of acquisition and advisory fees, including the acquisition expense reimbursement, were subject to final reconciliation to actual amounts as described above.

Our Advisor receives debt financing fees of 1% of the amount available to us under debt financing which was originated, assumed or refinanced by or for us. Our Advisor may pay some or all of these fees to third parties with whom it subcontracts to coordinate financing for us. For the years ended December 31, 2012, 2011, and 2010, our Advisor has earned debt financing fees of approximately $1.3 million, $2.3 million, and $2.6 million, respectively.

Our Advisor receives a monthly asset management fee for each real estate related asset held by us. The amount of the fee is dependent upon our performance with respect to reaching a modified funds from operations or MFFO coverage amount per quarter of $0.15 per share of our common stock (equivalent to an annualized $0.60 per share). As modified, the asset management fee will be a monthly fee equal to one-twelfth of the Applicable Asset Management Fee Percentage ("the AAMF Percentage") of the sum of the higher of the cost or value of our assets. Effective July 1, 2010, the AAMF Percentage was 0.50% (reduced from 0.75% prior to July 1, 2010). The percentage will increase to 0.75% following two consecutive fiscal quarters during which our MFFO for each such fiscal quarter equals or exceeds 80% of the MFFO coverage amount described above. Once the AAMF Percentage has increased to 0.75%, it will not decrease during the term of the agreement, regardless of our MFFO in any subsequent period. The percentage will increase further to 1.0% following two consecutive fiscal quarters during which our MFFO for each such fiscal quarter equals or exceeds 100% of such MFFO coverage amount. Finally, the percentage will return to 0.75% upon the first day following the fiscal quarter during which our Advisor has, since July 1, 2010, earned asset management fees equal to the amount of asset management fees our Advisor would have earned if the AAMF Percentage had been 0.75% every day since July 1, 2010. In no event will our Advisor receive more than the asset management fee at the annual 0.75% rate originally contracted for, but will be at risk for up to one-third of those fees and incentivized to grow our MFFO. Since July 1, 2010, the AAMF Percentage has been 0.50%.

For the years ended December 31, 2012, 2011, and 2010, our Advisor earned asset management fees of approximately $6.6 million, $6.3 million, and $5.2 million, respectively.

We will pay a development fee to our Advisor in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project; provided, however, we will not pay a development fee to an affiliate of our Advisor if our Advisor or any of its affiliates elects to receive an acquisition and advisory fee based on the cost of such development. Our Advisor has earned no development fees since our inception.

For multifamily communities with respect to which we have control over the selection of the property manager and choose to hire BHM Management, property management services are provided by BHM Management and its affiliates through a property management agreement (the "Property Management Agreement"). In November 2012, the Property Management Agreement was amended to extend the term of the Property Management Agreement to June 30, 2013. In addition, at any time prior to June 30, 2013, we may terminate the Property Management Agreement with 60 days prior written notice.

Property management fees are equal to 3.75% of gross revenues. In the event that we contract directly with a non-affiliated third party property manager in respect to a property, we pay BHM Management or its affiliates an oversight fee equal to 0.5% of gross rental revenues of the property managed. In no event will we pay both a property management fee and an oversight fee to BHM Management or its affiliates with respect to a particular property. We reimburse the costs and expenses incurred by BHM Management on our behalf, including the wages and salaries and other employee-related expenses of all on-site employees of BHM Management and other out-of-pocket expenses that are directly related to the management of specific properties.

For the years ended December 31, 2012, 2011 and 2010, BHM Management or its affiliates earned property management fees, net of expenses to third party property managers but including reimbursements to BHM Management, of $21.3 million, $3.6 million and $0.7 million, respectively.

As part of our reimbursement of administrative expenses, we reimburse our Advisor for any direct expenses and costs of salaries and benefits of persons employed by our Advisor performing advisory services for us, provided, however, that we will not reimburse our Advisor for personnel employment costs incurred by our Advisor in performing services under the Advisory Management Agreement to the extent that the employees perform services for which the Advisor receives a separate fee other than with respect to acquisition services formerly provided or usually provided by third parties. We also do not reimburse our Advisor for the salary or other compensation of our executive officers.

For the years ended December 31, 2012, 2011, and 2010, our Advisor was reimbursed approximately $1.8 million, $1.9 million, and $2.2 million, respectively.

During the year ended December 31, 2012, our Advisor waived the difference between asset management fees calculated on the basis of value of our investments and asset management fees calculated on the basis of cost of our investments, resulting in waivers of totaling approximately $0.6 million.

**Director Independence**

Although our shares are not listed for trading on any national securities exchange and therefore our board of directors is not subject to the independence requirements of the NYSE or any other national securities exchange, our board of directors has evaluated whether our directors are "independent" as defined by the NYSE. The NYSE standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, our board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and Behringer Harvard Multifamily REIT I, our senior management and our independent registered public accounting firm, our board of directors has determined that the majority of the members of our board of directors, and each member of our audit committee, compensation committee and nominating committee, is "independent" as defined by the NYSE.

**Item 14. Principal Accountant Fees and Services**

**Independent Registered Public Accounting Firm**

Deloitte & Touche LLP has served as our independent registered public accounting firm since November 14, 2006. Our management believes that Deloitte & Touche LLP is knowledgeable about our operations and accounting practices and is well qualified to act as our independent registered public accounting firm.

**Audit, Audit-Related, Tax and Other Fees**

The following table presents fees for professional services rendered by our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche") for the audits of our annual financial statements for the years ended December 31, 2012 and 2011:

| | 2012 | 2011 |
|---|---|---|
| Audit fees[(a)] | $482,000 | $630,000 |
| Audit-related fees[(b)] | — | 186,000 |
| Tax fees[(c)] | — | — |
| All other fees | — | — |
| Total fees | $482,000 | $816,000 |

(a) Audit fees consist principally of fees for the audit of our annual consolidated financial statements and review of our consolidated financial statements included in our quarterly reports on Form 10-Q.

(b) Audit-related fees consist of professional services performed in connection with a review of registration statements, as amended, for the public offerings of our common stock audits and reviews of historical financial statements for property acquisitions (including compliance with the requirements of Rules 3-05, 3-06, 3-09 or 3-14) and Sarbanes-Oxley Act, Section 404 advisory services.

(c) Tax fees consist principally of assistance with matters related to tax compliance, tax planning and tax advice.

The Audit Committee considers the provision of these services to be compatible with maintaining the independence of Deloitte & Touche.

**Audit Committee's Pre-Approval Policies and Procedures**

The Audit Committee must approve any fee for services to be performed by our independent registered public accounting firm in advance of the service being performed. For proposed projects using the services of our independent registered public accounting firm that are expected to cost under $25,000, the Audit Committee will be provided information to review and must approve each project prior to commencement of any work. For proposed projects using the services of our independent registered public accounting firm that are expected to cost $25,000 and over, the Audit Committee will be provided with a detailed explanation of what is being included and asked to approve a maximum amount for specifically identified services in each of the following categories: (1) audit fees; (2) audit-related fees; (3) tax fees; and (4) all other fees for any services allowed to be performed by the independent registered public accounting firm. If additional amounts are needed, the Audit Committee must approve the increased amounts prior to the previously approved maximum being reached and before the additional work may continue. Approval by the Audit Committee may be granted at its regularly scheduled meetings or otherwise, including by telephonic or other electronic communications. We will report the status of the various types of approved services and fees, and cumulative amounts paid and owed, to the Audit Committee on a regular basis.

The Audit Committee approved all of the services provided by, and fees paid to, Deloitte & Touche during the years ended December 31, 2012 and 2011.

## PART IV

### Item 15. Exhibits, Financial Statement Schedules

(a) List of Documents Filed.

1. *Financial Statements*

   The list of the financial statements filed as part of this Annual Report on Form 10-K is set forth on page F-1 herein.

2. *Financial Statement Schedules*

   Schedule II—Valuation and Qualifying Accounts
   Schedule III—Real Estate and Accumulated Depreciation
   Schedule IV—Mortgage Loans on Real Estate

3. *Exhibits*

   The list of exhibits filed as part of this Annual Report on Form 10-K is set forth in the Exhibit Index following the financial statements in response to Item 601 of Regulation S-K.

(b) Exhibits.

The exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index attached hereto.

(c) Financial Statement Schedules.

All financial statement schedules, except for Schedules II, III and IV (see (a) 2. above), have been omitted because the required information of such schedules is not present, is not present in amounts sufficient to require a schedule or is included in the financial statements.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

Dated: March 1, 2013

By: /s/ ROBERT S. AISNER

Robert S. Aisner
*Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Date | Signature |
|---|---|
| March 1, 2013 | /s/ ROBERT S. AISNER<br>Robert S. Aisner<br>*Chief Executive Officer and Director* |
| March 1, 2013 | /s/ HOWARD S. GARFIELD<br>Howard S. Garfield<br>*Chief Financial Officer, Chief Accounting Officer and Treasurer* |
| March 1, 2013 | /s/ ROBERT J. CHAPMAN<br>Robert J. Chapman<br>*President* |
| March 1, 2013 | /s/ SAMI S. ABBASI<br>Sami S. Abbasi<br>*Director* |
| March 1, 2013 | /s/ ROGER D. BOWLER<br>Roger D. Bowler<br>*Director* |
| March 1, 2013 | /s/ JONATHAN L. KEMPNER<br>Jonathan L. Kempner<br>*Director* |
| March 1, 2013 | /s/ E. ALAN PATTON<br>E. Alan Patton<br>*Director* |

## INDEX TO FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Behringer Harvard Multifamily REIT I, Inc.
Addison, Texas

We have audited the accompanying consolidated balance sheets of Behringer Harvard Multifamily REIT I, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Behringer Harvard Multifamily REIT I, Inc. and subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 1, 2013

**Behringer Harvard Multifamily REIT I, Inc.**

**Consolidated Balance Sheets**

**(in thousands, except share and per share amounts)**

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **Assets** | | |
| Real estate | | |
| Land | $ 327,946 | $ 308,496 |
| Buildings and improvements | 1,849,483 | 1,728,864 |
| | 2,177,429 | 2,037,360 |
| Less accumulated depreciation | (123,360) | (39,451) |
| Net operating real estate | 2,054,069 | 1,997,909 |
| Construction in progress, including land ($46.1 million related to VIEs as of December 31, 2012) | 151,605 | 15,729 |
| Total real estate, net | 2,205,674 | 2,013,638 |
| Assets held for sale | — | 26,543 |
| Investments in and advances to unconsolidated real estate joint ventures | 3,030 | 23,430 |
| Cash and cash equivalents | 450,644 | 655,495 |
| Intangibles, net | 19,063 | 39,802 |
| Other assets, net | 66,282 | 46,816 |
| **Total assets** | $2,744,693 | $2,805,724 |
| **Liabilities and equity** | | |
| **Liabilities** | | |
| Mortgage loans payable | $ 979,558 | $ 914,467 |
| Credit facility payable | 10,000 | 10,000 |
| Liabilities related to assets held for sale | — | 16,130 |
| Accounts payable and other liabilities ($1.3 million related to VIEs as of December 31, 2012) | 32,212 | 22,725 |
| Deferred lease revenues and other related liabilities, net | 17,497 | 16,680 |
| Distributions payable | 4,980 | 8,413 |
| Tenant security deposits | 4,059 | 3,762 |
| **Total liabilities** | 1,048,306 | 992,177 |
| **Commitments and contingencies** | | |
| **Redeemable, noncontrolling interests** | 8,585 | 8,539 |
| **Equity** | | |
| Preferred stock, $.0001 par value per share; 124,999,000 shares authorized, none outstanding | — | — |
| Non-participating, non-voting convertible stock, $.0001 par value per share; 1,000 shares authorized, 1,000 shares issued and outstanding | — | — |
| Common stock, $.0001 par value per share; 875,000,000 shares authorized, 167,542,108 and 165,086,701 shares issued and outstanding at December 31, 2012 and 2011, respectively | 17 | 17 |
| Additional paid-in capital | 1,523,646 | 1,502,010 |
| Cumulative distributions and net loss | (201,211) | (110,090) |
| Total equity attributable to common stockholders | 1,322,452 | 1,391,937 |
| Non-redeemable, noncontrolling interests | 365,350 | 413,071 |
| **Total equity** | 1,687,802 | 1,805,008 |
| **Total liabilities and equity** | $2,744,693 | $2,805,724 |

See Notes to Consolidated Financial Statements.

**Behringer Harvard Multifamily REIT I, Inc.**

**Consolidated Statements of Operations**

**(in thousands, except per share amounts)**

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| **Rental revenues** | $188,563 | $ 67,448 | $ 28,868 |
| **Expenses** | | | |
| Property operating expenses | 51,426 | 20,328 | 8,679 |
| Real estate taxes | 23,716 | 9,248 | 3,967 |
| Asset management fees | 6,635 | 6,307 | 5,146 |
| General and administrative expenses | 10,848 | 4,570 | 4,242 |
| Acquisition expenses | 2,508 | 6,163 | 10,775 |
| Interest expense | 34,271 | 11,245 | 4,916 |
| Depreciation and amortization | 109,388 | 38,813 | 20,147 |
| **Total expenses** | 238,792 | 96,674 | 57,872 |
| Interest income | 7,229 | 3,360 | 1,376 |
| Gain on revaluation of equity on business combinations | 1,723 | 121,938 | — |
| Gain on sale of joint venture interests | — | 5,724 | — |
| Loss on early extinguishment of debt | (502) | — | — |
| Equity in loss of investments in unconsolidated real estate joint ventures | (1,247) | (7,877) | (6,892) |
| Other expense | (819) | — | — |
| **Income (loss) from continuing operations** | (43,845) | 93,919 | (34,520) |
| **Income (loss) from discontinued operations:** | | | |
| Income (loss) from discontinued operations | 340 | 569 | (50) |
| Gain on sale of real estate | 13,312 | — | — |
| **Net income (loss)** | (30,193) | 94,488 | (34,570) |
| **Net (income) loss attributable to noncontrolling interests:** | | | |
| Redeemable noncontrolling interests in continuing operations | 1,825 | 274 | — |
| Non-redeemable noncontrolling interests in continuing operations | 15,854 | 4,004 | — |
| Non-redeemable noncontrolling interests in discontinued operations | — | (134) | — |
| **Net income (loss) attributable to common stockholders** | $(12,514) | $ 98,632 | $(34,570) |
| **Weighted average number of common shares outstanding** | 166,178 | 138,111 | 83,532 |
| **Basic and diluted income (loss) per common share:** | | | |
| Continuing operations | $ (0.16) | $ 0.71 | $ (0.41) |
| Discontinued operations | 0.08 | — | — |
| **Basic and diluted income (loss) per common share** | $ (0.08) | $ 0.71 | $ (0.41) |
| **Amounts attributable to common stockholders:** | | | |
| Continuing operations | $(26,166) | $ 98,197 | $(34,520) |
| Discontinued operations | 13,652 | 435 | (50) |
| **Net income (loss) attributable to common stockholders** | $(12,514) | $ 98,632 | $(34,570) |

See Notes to Consolidated Financial Statements.

**Behringer Harvard Multifamily REIT I, Inc.**

**Consolidated Statements of Equity**

**(in thousands)**

| | Convertible Stock | | Common Stock | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Number of Shares | Par Value | Number of Shares | Par Value | Additional Paid-in Capital | Noncontrolling Interests | Cumulative Distributions and Net Income (Loss) to Common Stockholders | Total Equity |
| **Balance at January 1, 2010** | 1 | $— | 57,098 | $ 5 | $ 486,880 | $ — | $ (35,868) | $ 451,017 |
| Net loss | — | — | — | — | — | — | (34,570) | (34,570) |
| Sales of common stock, net | — | — | 44,626 | 5 | 397,406 | — | — | 397,411 |
| Redemptions of common stock | — | — | (1,837) | — | (16,029) | — | — | (16,029) |
| Distributions: | | | | | | | | |
| Declared on common stock | — | — | — | — | — | — | (55,303) | (55,303) |
| Stock issued pursuant to distribution reinvestment plan, net | — | — | 2,973 | — | 28,243 | — | — | 28,243 |
| **Balance at December 31, 2010** | 1 | $— | 102,860 | $10 | $ 896,500 | $ — | $(125,741) | $ 770,769 |
| Net income (loss) | — | — | — | — | — | (3,870) | 98,632 | 94,762 |
| Sales of common stock, net | — | — | 59,550 | 7 | 539,554 | — | — | 539,561 |
| Redemptions of common stock | — | — | (1,969) | — | (17,780) | — | — | (17,780) |
| Distributions: | | | | | | | | |
| Declared on common stock | — | — | — | — | — | — | (82,981) | (82,981) |
| Noncontrolling interests | — | — | — | — | — | 7,573 | — | 7,573 |
| Acquisition of noncontrolling interests | — | — | — | — | — | 360,405 | — | 360,405 |
| Sale of noncontrolling interests | — | — | — | — | 39,596 | 48,963 | — | 88,559 |
| Stock issued pursuant to distribution reinvestment plan, net | — | — | 4,646 | — | 44,140 | — | — | 44,140 |
| **Balance at December 31, 2011** | 1 | $— | 165,087 | $17 | $1,502,010 | $413,071 | $(110,090) | $1,805,008 |
| Net loss | — | — | — | — | — | (15,854) | (12,514) | (28,368) |
| Redemptions of common stock | — | — | (1,734) | — | (15,522) | — | — | (15,522) |
| Acquisition of controlling interest | — | — | — | — | — | 1,018 | — | 1,018 |
| Acquisitions of noncontrolling interests | — | — | — | — | (3,746) | (9,757) | — | (13,503) |
| Sale to noncontrolling interest | — | — | — | — | 1,178 | (1,178) | | — |
| Contributions by and adjustments of noncontrolling interests | — | — | — | — | — | 7,783 | — | 7,783 |
| Distributions: | | | | | | | | |
| Declared on common stock—regular | — | — | — | — | — | — | (68,638) | (68,638) |
| Declared on common stock—special | — | — | — | — | — | — | (9,969) | (9,969) |
| Noncontrolling interests | — | — | — | — | — | (29,733) | — | (29,733) |
| Stock issued pursuant to distribution reinvestment plan, net | — | — | 4,189 | — | 39,726 | — | — | 39,726 |
| **Balance at December 31, 2012** | 1 | $— | 167,542 | $17 | $1,523,646 | $365,350 | $(201,211) | $1,687,802 |

See Notes to Consolidated Financial Statements.

## Behringer Harvard Multifamily REIT I, Inc.

## Consolidated Statements of Cash Flows

## (in thousands)

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Cash flows from operating activities** | | | |
| Net income (loss) | $ (30,193) | $ 94,488 | $ (34,570) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Gain on revaluation of equity on business combinations | (1,723) | (121,938) | — |
| Gain on sale of joint venture interests | — | (5,724) | — |
| Gain on sale of real estate | (13,312) | — | — |
| Loss on early extinguishment of debt | 502 | — | — |
| Equity in loss of investments in unconsolidated real estate joint ventures | 1,247 | 7,877 | 6,892 |
| Distributions received from investments in unconsolidated real estate joint ventures | 170 | 14,576 | 7,717 |
| Depreciation | 83,909 | 28,690 | 13,325 |
| Amortization of deferred financing costs and debt premium/discount | (950) | 1,674 | 973 |
| Amortization of intangibles | 23,606 | 9,453 | 7,218 |
| Amortization of deferred lease revenues and other related liabilities | (1,406) | (1,387) | (1,381) |
| Other, net | 1,073 | — | — |
| Changes in operating assets and liabilities: | | | |
| Accounts payable and other liabilities | 2,286 | 5,265 | 2,922 |
| Other assets | (1,858) | (1,323) | (503) |
| **Cash provided by operating activities** | 63,351 | 31,651 | 2,593 |
| **Cash flows from investing activities** | | | |
| Additions to real estate: | | | |
| Acquisition of real estate, net of cash acquired of $1.5 million and $14.3 million for the years ended December 31, 2012 and 2011, respectively | (67,583) | (173,263) | (371,848) |
| Additions to existing real estate | (6,629) | (3,766) | (2,088) |
| Construction in progress, including land | (123,863) | (2,236) | (905) |
| Proceeds from sale of real estate, net | 23,902 | 50,556 | — |
| Proceeds from sale of joint venture interests | — | 101,041 | — |
| Investments in unconsolidated real estate joint ventures | (3,119) | (32,143) | (187,267) |
| Acquisitions of noncontrolling interests, including cash | (20,324) | 14,202 | — |
| Investment in short-term investments | (25,000) | — | — |
| Proceeds from short-term investments | 25,000 | — | — |
| Advances on notes receivable | (37,789) | (22,426) | — |
| Collections on notes and other receivables | 19,930 | — | — |
| Return of investments in unconsolidated real estate joint ventures | — | 56,202 | 101,523 |
| Escrow deposits | (5,025) | 2,137 | (731) |
| Other, net | (1,115) | (7) | 112 |
| **Cash used in investing activities** | (221,615) | (9,703) | (461,204) |
| **Cash flows from financing activities** | | | |
| Proceeds from sales of common stock | — | 593,841 | 444,682 |
| Mortgage proceeds | 233,753 | 269,365 | 15,820 |
| Mortgage principal payments | (202,688) | (120,518) | (535) |
| Credit facility proceeds | — | 190,000 | 170,000 |
| Credit facility payments | — | (244,000) | (106,000) |
| Offering costs paid | — | (57,154) | (46,018) |
| Contributions from noncontrolling interests | 13,205 | 10,286 | — |
| Distributions paid on common stock—regular | (32,344) | (35,600) | (25,143) |
| Distributions paid on common stock—special | (9,969) | — | — |
| Distributions paid to noncontrolling interests | (29,733) | (2,806) | — |
| Redemptions of common stock | (15,522) | (17,780) | (16,018) |
| Other, net | (3,289) | (4,693) | (3,111) |
| **Cash (used in) provided by financing activities** | (46,587) | 580,941 | 433,677 |
| Net change in cash and cash equivalents | (204,851) | 602,889 | (24,934) |
| Cash and cash equivalents at beginning of year | 655,495 | 52,606 | 77,540 |
| Cash and cash equivalents at end of year | $ 450,644 | $ 655,495 | $ 52,606 |

See Notes to Consolidated Financial Statements.

## 1. Organization and Business

***Organization***

Behringer Harvard Multifamily REIT I, Inc. (which, together with its subsidiaries as the context requires, may be referred to as the "Company," "we," "us," or "our") was organized in Maryland on August 4, 2006. We invest in, develop and operate high quality multifamily communities. These multifamily communities include conventional multifamily assets, such as mid-rise, high-rise, garden style, and age-restricted properties, typically requiring residents to be age 55 or older. We may also invest in other types of multifamily communities, such as student housing. Our targeted communities include existing "core" properties, which we define as properties that are already stabilized and producing rental income, as well as properties in various phases of development, redevelopment, lease up or repositioning with the intent to transition those properties to core properties. Further, we may invest in other types of commercial real estate, real estate-related securities, and mortgage, bridge, mezzanine, land or other loans, or in entities that make investments similar to the foregoing. We completed our first investment in April 2007.

We invest in multifamily communities that may be wholly owned by us or held through joint venture arrangements with institutional or other real estate investors which we define as "Co-Investment Ventures." These are predominately equity investments but also include debt investments, consisting of mezzanine and land loans. If a Co-Investment Venture makes an equity or debt investment in a separate entity with additional third parties, we refer to such a separate entity as a "Property Entity."

We have investments in 51 multifamily communities as of December 31, 2012. We wholly own nine multifamily communities and three debt investments for a total of 12 wholly owned investments. Additionally, we have an ownership interest in 39 multifamily communities through 38 separate Co-Investment Ventures, including one unconsolidated multifamily community which holds only a debt investment. Of the 51 multifamily communities with equity and debt investments, 36 are stabilized operating properties, one is in lease up and 14 are in various stages of development.

Our Co-Investment Ventures are principally with Behringer Harvard Master Partnership I LP (the "BHMP Co-Investment Partner") and Milky Way Partners, L.P. (the "MW Co-Investment Partner"). We refer to our Co-Investment Ventures with the BHMP Co-Investment Partner as "BHMP CO-JVs" and those with the MW Co-Investment Partner as "MW CO-JVs." We also have other Co-Investment Ventures with other real estate developers/owners, primarily to develop multifamily communities. As of December 31, 2012 and 2011, all of our investments in Property Entities with an additional third party equity owner have been made through BHMP CO-JVs. If specifically referred to by its context, we will name the BHMP CO-JV, the MW CO-JV, other Co-Investment Ventures or the Property Entity.

The table below presents a summary of the number of each type of Co-Investment Venture and our effective ownership ranges based on our share of contributed capital directly or indirectly in the

**1. Organization and Business (Continued)**

multifamily community. Unless otherwise noted, all are reported on the consolidated basis of accounting.

| | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| | Number of Co-Investment Ventures | Effective Ownership | Number of Co-Investment Ventures | Effective Ownership |
| BHMP CO-JVs | | | | |
| With no other Co-Investment Partners[(a)] | 9 | 55% to 74% | 8 | 55% |
| With no other Co-Investment Partner, unconsolidated | 1 | 55% | — | — |
| With Property Entities | 5 | 51% to 55% | 5 | 33% to 55% |
| With Property Entity, unconsolidated | — | — | 1 | 41% |
| MW CO-JVs | 15 | 55% | 15 | 55% |
| Other Co-Investment Ventures | 8 | 80% to 100%[(b)] | 1 | 90% |
| | 38 | | 30 | |

(a) One of the BHMP CO-JVs, Renaissance, includes investments in two multifamily communities, one that is operating and one that is in development.

(b) For three of our other Co-Investment Ventures, all of the developer's initial contributed capital has been returned to the developer, and we have 100% of the contributed capital in the Co-Investment Venture as of December 31, 2012.

We have no employees and are supported by related party service agreements. We are externally managed by Behringer Harvard Multifamily Advisors I, LLC ("Behringer Harvard Multifamily Advisors I" or the "Advisor"), a Texas limited liability company. The Advisor is responsible for managing our affairs on a day-to-day basis and for identifying and making real estate investments on our behalf. Substantially all of our business is conducted through our indirectly wholly owned operating partnership, Behringer Harvard Multifamily OP I LP, a Delaware limited partnership ("Behringer Harvard Multifamily OP I"). Our wholly owned subsidiary, BHMF, Inc., a Delaware corporation ("BHMF Inc."), owns less than 0.1% of Behringer Harvard Multifamily OP I as its sole general partner. The remaining ownership interest in Behringer Harvard Multifamily OP I is held as a limited partner's interest by our wholly owned subsidiary, BHMF Business Trust, a Maryland business trust.

We have elected to be taxed, and currently qualify, as a real estate investment trust ("REIT") for federal income tax purposes. As a REIT, we generally are not subject to corporate-level income taxes. To maintain our REIT status, we are required, among other requirements, to distribute annually at least 90% of our "REIT taxable income," as defined by the Internal Revenue Code of 1986, as amended (the "Code"), to our stockholders. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate tax rates. As of December 31, 2012, we believe we are in compliance with all applicable REIT requirements.

**1. Organization and Business (Continued)**

***Offerings of Our Common Stock***

In December 2007, we completed a private offering (the "Private Offering"), in which we sold approximately 14.2 million shares of our common stock with gross offering proceeds of approximately $127.3 million. Net proceeds, after selling commissions, dealer manager fees, and other offering costs, were approximately $114.3 million.

On September 2, 2011, we terminated offering shares of common stock in the primary portion of our initial public offering (the "Initial Public Offering"), in which we sold 146.4 million shares of our common stock with aggregate gross primary offering proceeds of approximately $1.46 billion. Net proceeds, after selling commissions, dealer manager fees, and other offering costs, were approximately $1.30 billion. Upon termination of our Initial Public Offering, we reallocated 50 million unsold shares remaining from our Initial Public Offering to our distribution reinvestment plan ("DRIP"). As a result, we are currently offering a maximum of 100 million total shares of our common stock pursuant to our DRIP. The DRIP offering price was $9.50 per share until July 6, 2012, when the price was reduced to $9.45 per share, in connection with a special distribution of proceeds from a property sale. Effective March 1, 2013, the DRIP offering price is $9.53 per share, in connection with a new estimated value per share. As of December 31, 2012, we have sold approximately 12.8 million shares under our DRIP for gross proceeds of approximately $121.1 million. There are approximately 87.2 million shares remaining to be sold under the DRIP.

Per the terms of our DRIP, we currently expect to offer shares under the DRIP for the next five years, which would be the sixth anniversary of the termination of our Initial Public Offering although our board of directors has the discretion to extend the DRIP beyond that date, in which case we will notify participants of such extension. We may suspend or terminate the DRIP at any time by providing ten days' prior written notice to participants, and we may amend or supplement the DRIP at any time by delivering notice to participants at least 30 days' prior to the effective date of the amendment or supplement.

Our common stock is not currently listed on a national securities exchange. Depending upon then-prevailing market conditions, we intend to begin to consider the process of listing or liquidation within the next three to five years, which is unchanged from the four to six years after the date of the termination of our Initial Public Offering as disclosed in the related offering documents.

**2. Summary of Significant Accounting Policies**

***Basis of Presentation***

The accompanying consolidated financial statements include our consolidated accounts and the accounts of our wholly owned subsidiaries. We also consolidate other entities in which we have a controlling financial interest or entities where we are determined to be the primary beneficiary. Variable interest entities ("VIEs") are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. The primary beneficiary is required to consolidate a VIE for financial reporting purposes. The determination of the primary beneficiary requires management to make significant estimates and judgments about our rights, obligations, and economic interests in such entities as well as the same of the other owners. See Note 7, "Variable Interest Entities" for further information about our VIEs. For entities in which we have less than a controlling financial interest or entities with respect

**2. Summary of Significant Accounting Policies (Continued)**

to which we are not deemed to be the primary beneficiary, the entities are accounted for using the equity method of accounting. Accordingly, our share of the net earnings or losses of these entities is included in consolidated net income. All inter-company accounts and transactions have been eliminated in consolidation.

***Real Estate and Other Related Intangibles***

*Acquisitions*

For real estate properties acquired by us or our Co-Investment Ventures classified as business combinations, we determine the purchase price, after adjusting for contingent consideration and settlement of any pre-existing relationships. We record the acquired assets and liabilities based on their fair values, including tangible assets (consisting of land, any associated rights, buildings and improvements), identified intangible assets and liabilities, asset retirement obligations, assumed debt, other liabilities and noncontrolling interests. Identified intangible assets and liabilities primarily consist of the fair value of in-place leases and contractual rights. Goodwill is recognized as of the acquisition date and measured as the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree over the fair value of identifiable net assets acquired. Likewise, a bargain purchase gain is recognized in current earnings when the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree are less than the fair value of the identifiable net assets acquired.

The fair value of any tangible assets acquired is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, buildings and improvements. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. When we acquire rights to use land or improvements through contractual rights rather than fee simple interests, we determine the value of the use of these assets based on the relative fair value of the assets after considering the contractual rights and the fair value of similar assets. Assets acquired under these contractual rights are classified as intangibles and amortized on a straight-line basis over the shorter of the contractual term or the estimated useful life of the asset. Contractual rights related to land or air rights that are substantively separated from depreciating assets are amortized over the life of the contractual term or, if no term is provided, are classified as indefinite-lived intangibles. Intangible assets are evaluated at each reporting period to determine whether the indefinite and finite useful lives are appropriate.

We determine the value of in-place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value of in-place leases and tenant relationships are determined by applying a fair value model. The estimates of fair value of in-place leases include an estimate of carrying costs during the expected lease up periods for the respective leasable area considering current market conditions. In estimating fair value of in-place leases, we consider items such as real estate taxes, insurance, leasing commissions, tenant improvements and other operating expenses to execute similar deals as well as projected rental revenue and carrying costs during the expected lease up period. The estimate of the fair value of tenant relationships also includes our estimate of the likelihood of renewal.

We determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases

**2. Summary of Significant Accounting Policies (Continued)**

acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) estimates of current market lease rates for the corresponding in-place leases, measured over a period equal to (i) the remaining non-cancelable lease term for above-market leases, or (ii) the remaining non-cancelable lease term plus any fixed rate renewal options for below-market leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the above determined lease term. Given the short-term nature of multifamily leases, the value of above-market or below-market in-place leases are generally not material.

We amortize the value of in-place leases acquired to expense over the remaining term of the leases. The value of tenant relationship intangibles will be amortized to expense over the initial term and any anticipated renewal periods, but in no event will the amortization period for intangible assets exceed the remaining depreciable life of the building. Intangible lease assets are classified as intangibles and intangible lease liabilities are recorded within deferred lease revenues and other related liabilities.

We determine the fair value of assumed debt by calculating the net present value of the scheduled debt service payments using interest rates for debt with similar terms and remaining maturities that management believes we could obtain. Any difference between the fair value and stated value of the assumed debt is recorded as a discount or premium and amortized over the remaining life of the loan.

Initial valuations are subject to change until our information is finalized, which is no later than 12 months from the acquisition date. We have had no significant valuation changes for acquisitions prior to December 31, 2012.

*Developments*

We capitalize project costs related to the development and construction of real estate (including interest and related loan fees, property taxes, insurance, and other direct costs associated with the development) as a cost of the development. Indirect project costs that relate to several developments are capitalized and allocated to the developments to which they relate. Indirect costs, not clearly related to development and construction, are expensed as incurred. For each development, capitalization begins when we determine that the development is probable and significant development activities are underway. We suspend capitalization at such time as significant development activity ceases, but future development is still probable. We cease capitalization when the developments or other improvements, including any portion, is completed and ready for its intended use, or if the intended use changes such that capitalization is no longer appropriate. Developments or improvements are generally considered ready for intended use when the certificates of occupancy have been issued and the units become ready for occupancy.

*Depreciation*

Buildings are depreciated over their estimated useful lives ranging from 25 to 35 years using the straight-line method. Improvements are depreciated over their estimated useful lives ranging from 3 to 15 years using the straight-line method. Properties classified as held for sale are not depreciated.

*Repairs and Maintenance*

Expenditures for ordinary repairs and maintenance costs are charged to expense as incurred.

**2. Summary of Significant Accounting Policies (Continued)**

***Impairment of Real Estate Related Assets and Investments in Unconsolidated Real Estate Joint Ventures***

If events or circumstances indicate that the carrying amount of the property may not be recoverable, we make an assessment of the property's recoverability by comparing the carrying amount of the asset to our estimate of the undiscounted future operating cash flows expected to be generated over the holding period of the asset including its eventual disposition. If the carrying amount exceeds the aggregate undiscounted future operating cash flows, we recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the property. In addition, we evaluate indefinite-lived intangible assets for possible impairment at least annually by comparing the fair values with the carrying values. The fair value of intangibles is generally estimated by valuation of similar assets.

For real estate we own through an investment in an unconsolidated real estate joint venture or other similar real estate investment structure, at each reporting date we compare the estimated fair value of our real estate investment to the carrying value. An impairment charge is recorded to the extent the fair value of our real estate investment is less than the carrying amount and the decline in value is determined to be other than a temporary decline. We did not record any impairment losses for the years ended December 31, 2012, 2011, or 2010.

***Assets Held for Sale and Discontinued Operations***

Assuming we have no involvement after the sale of a multifamily community, the sale is considered a discontinued operation. In addition, multifamily communities classified as held for sale are also considered a discontinued operation. We generally consider assets to be held for sale when all significant contingencies surrounding the closing have been resolved, which generally corresponds with the actual closing date. Multifamily communities held for sale are reported at the lower of their carrying value or their estimated fair value less costs to sell.

***Cash and Cash Equivalents***

We consider investments in bank deposits, money market funds and highly-liquid cash investments with original maturities of three months or less to be cash equivalents.

As of December 31, 2012, cash and cash equivalents consist of amounts held by the Company that are available for our general corporate purposes and $19.0 million held by individual Co-Investment Ventures that are available only for use in the business of the related Co-Investment Venture. Cash held by individual Co-Investment Ventures are not restricted to specific uses within those entities, however, the terms of the joint venture agreements limit the ability to distribute those funds to us or use them for our general corporate purposes. Cash held by individual Co-Investment Ventures is distributed from time to time to the Company and to the other Co-Investment partners in accordance with their percentage interest. Cash distributions received by the Company from the individual Co-Investment Ventures are then available for our general corporate purposes.

***Investments in and Advances to Unconsolidated Real Estate Joint Venture***

We or our Co-Investment Ventures account for certain investments in unconsolidated real estate joint ventures using the equity method of accounting because we exercise significant influence over, but do not control, these entities. These investments are initially recorded at cost, including any acquisition

**2. Summary of Significant Accounting Policies (Continued)**

costs, and are adjusted for our share of equity in earnings and distributions. We report our share of income and losses based on our economic interests in the entities.

We capitalize interest expense to investments in unconsolidated real estate joint ventures for our share of qualified expenditures during their development phase.

We amortize any excess of the carrying value of our investments in joint ventures over the book value of the underlying equity over the estimated useful lives of the underlying operating property, which represents the assets to which the excess is most clearly related.

When we or our Co-Investment Ventures acquire a controlling interest in a previously noncontrolled investment, a gain or loss on revaluation of equity is recognized for the differences between the investment's carrying value and fair value.

*Noncontrolling Interests*

Redeemable, noncontrolling interests are comprised of our consolidated Co-Investment Venture partners' interests in multifamily communities where we believe it is probable that we will be required to purchase the partner's noncontrolling interest. We record obligations under the redeemable noncontrolling interests initially at a) fair value, increased or decreased for the noncontrolling interest's share of net income or loss and equity contributions and distributions or b) the redemption value if redemption is probable. The redeemable noncontrolling interests are temporary equity not within our control, and presented in our consolidated balance sheet outside of permanent equity between debt and equity. The determination of the redeemable classification requires analysis of contractual provisions and judgments of redemption probabilities.

Non-redeemable, noncontrolling interests are comprised of our consolidated Co-Investment Venture partners' interests in multifamily communities as well as Class A, preferred cumulative, non-voting membership units ("Preferred Units") issued by subsidiary REITS. We record these noncontrolling interests at their initial fair value, adjusting the basis prospectively for their share of the respective consolidated investments' net income or loss or equity contributions and distributions. These noncontrolling interests are not redeemable by the equity holders and are presented as part of permanent equity.

Income and losses are allocated to the noncontrolling interest holder based on its economic interests.

Transactions involving a partial sale of a controlling interest that does not result in a change of control are recorded at carrying value with no recognition of gain or loss. Any differences between the cash received and the change in noncontrolling interest is recorded as a direct charge to additional paid-in capital. Transactions resulting in a change in control are recorded at fair value with recognition of a gain or loss upon de-consolidation of the business.

*Other Assets*

Other assets primarily include deferred financing costs, notes receivable, accounts receivable, restricted cash, interest rate caps, prepaid assets and deposits. Deferred financing costs are recorded at cost and are amortized using a straight-line method that approximates the effective interest method over the life of the related debt. We evaluate whether notes receivable are loans, investments in joint

**2. Summary of Significant Accounting Policies (Continued)**

ventures or acquisitions of real estate based on a review of any rights to participate in expected residual profits and other equity and loan characteristics. As of and for the years ended December 31, 2012 and 2011, all of our notes receivables were appropriately accounted for as loans. We account for our derivative financial instruments, all of which are interest rate caps, at fair value. We use interest rate cap arrangements to manage our exposure to interest rate changes. We have not designated any of these derivatives as hedges for accounting purposes, and accordingly, changes in fair value are recognized in earnings. We did not have any derivative financial instruments as of December 31, 2011.

***Revenue Recognition***

Rental income related to leases is recognized on an accrual basis when due from residents or commercial tenants, generally on a monthly basis. Rental revenues for leases with uneven payments and terms greater than one year are recognized on a straight-line basis over the term of the lease. Any deferred revenue is recorded as a liability within deferred lease revenues and other related liabilities.

***Acquisition Costs***

Acquisition costs for business combinations, which are expected to include most consolidated property acquisitions other than land acquisitions, are expensed when it is probable that the transaction will be accounted for as a business combination and the purchase will be consummated. Our acquisition costs related to investments in unconsolidated real estate joint ventures are capitalized as a part of our basis in the investment. Acquisition costs related to unimproved or non-operating land, primarily related to developments, are capitalized. Pursuant to our Advisory Management Agreement (as defined below), our Advisor is obligated to reimburse us for all investment-related expenses that the Company pursues but ultimately does not consummate. Prior to the determination of its status, amounts incurred are recorded in other assets. Acquisition costs and expenses include amounts incurred with our Advisor and with third parties.

***Organization and Offering Costs***

Prior to the termination of our Initial Public Offering in September 2011, our Advisor was obligated to pay all of our Initial Public Offering and Private Offering organization and offering costs and we were required to make reimbursements in accordance with the Advisory Management Agreement, as amended. Organization expenses were expensed as incurred. Offering costs were recognized based on estimated amounts probable of reimbursement and were offset against additional paid-in capital.

***Redemptions of Common Stock***

We account for the possible redemption of our shares by classifying securities that are convertible for cash at the option of the holder outside of equity. We do not reclassify the shares to be redeemed from equity to a liability until such time as the redemption has been formally approved. The portion of the redeemed common stock in excess of the par value is charged to additional paid-in capital.

***Income Taxes***

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code and have qualified as a REIT since the year ended December 31, 2007. To qualify as a REIT, we must meet a

**2. Summary of Significant Accounting Policies (Continued)**

number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax at the corporate level. We are organized and operate in such a manner as to qualify for taxation as a REIT under the Code and intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to remain qualified as a REIT.

We have evaluated the current and deferred income tax related to state taxes, with respect to which we do not have a REIT exemption, and we have no significant tax liability or benefit as of December 31, 2012 or 2011.

The carrying amounts of our assets and liabilities for financial statement purposes differ from our basis for federal income taxes due to fair value accounting for business combinations, straight lining of lease and related agreements and differing depreciation methods. The primary asset and liability balance sheet accounts with differences are real estate, assets and liabilities held for sale, intangibles, other assets, mortgage loans payable and deferred lease revenues and other related liabilities. As a result of these differences, the carrying value for financial statement purposes exceeds our net federal income tax basis as of December 31, 2012 by approximately $59.0 million.

We recognize the financial statement benefit of an uncertain tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. As of December 31, 2012 and 2011, we had no significant uncertain tax positions.

*Concentration of Credit Risk*

We invest our cash and cash equivalents among several banking institutions and money market accounts in an attempt to minimize exposure to any one of these entities. As of December 31, 2012 and 2011, we had cash and cash equivalents deposited in certain financial institutions in excess of federally-insured levels. We regularly monitor the financial stability of these financial institutions and believe that we are not exposed to any significant credit risk in cash and cash equivalents.

*Income (Loss) per Share*

Basic earnings per share is calculated by dividing net earnings available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share is calculated similarly, except that during periods of net income it includes the dilutive effect of the assumed exercise of securities, including the effect of shares issuable under our stock-based incentive plans. During periods of net loss, the assumed exercise of securities is anti-dilutive and is not included in the calculation of earnings per share.

The Behringer Harvard Multifamily REIT I, Inc. Amended and Restated 2006 Incentive Award Plan (the "Incentive Award Plan") authorizes the grant of non-qualified and incentive stock options, restricted stock awards, restricted stock units, stock appreciation rights, dividend equivalents and other stock-based awards. A total of 10 million shares has been authorized and reserved for issuance under the Incentive Award Plan. As of December 31, 2012, no options have been issued. For the years ended December 31, 2012, 2011 and 2010, 6,000 shares of the restricted stock have been included in the basic and dilutive earnings per share calculation.

As of December 31, 2012 and 2011, we had 1,000 shares of convertible stock issued and outstanding, no shares of preferred stock issued and outstanding, and had no options to purchase

## 2. Summary of Significant Accounting Policies (Continued)

shares of common stock outstanding. The convertible stock is not included in the dilutive earnings per share because the shares of convertible stock do not participate in earnings and would currently not be convertible into any common shares, if converted.

### *Reportable Segments*

Our current business consists of investing in and operating multifamily communities. Substantially all of our consolidated net income (loss) is from investments in real estate properties that we wholly own or own through Co-Investment Ventures, the latter of which may be accounted for under the equity method of accounting. Our management evaluates operating performance on an individual investment level. However, as each of our investments has similar economic characteristics in our consolidated financial statements, the Company is managed on an enterprise-wide basis with one reportable segment.

### *Use of Estimates in the Preparation of Financial Statements*

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and accompanying notes to consolidated financial statements. These estimates include such items as: the purchase price allocations for real estate acquisitions; impairment of long-lived assets, notes receivable and equity-method real estate investments; fair value evaluations; earning recognition of note receivable interest income, noncontrolling interests and equity in earnings of investments in unconsolidated real estate joint ventures; depreciation and amortization; and allowance for doubtful accounts. Actual results could differ from those estimates.

### *Reclassifications*

Certain reclassifications have been made to the Consolidated Statement of Cash Flows for the years ended December 31, 2011 and 2010, to be consistent with 2012 presentation. For the years ended December 31, 2011 and 2010, $2.0 million and $2.1 million, respectively, of deferred lease revenues and other related liabilities previously reported in a separate line item on the Consolidated Statement of Cash Flows are now included in accounts payable and other liabilities in cash flow provided by operating activities. For the years ended December 31, 2011 and 2010, $4.7 million and $3.1 million, respectively, of financing costs paid previously reported in a separate line item on the Consolidated Statement of Cash Flows are now included in other, net in cash flow provided by financing activities. We believe these changes in presentation simplify the consolidated statements of cash flow by combining immaterial line items.

## 3. New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued updated guidance for fair value measurements. The guidance amended existing guidance to provide common fair value measurements and related disclosure requirements between GAAP and International Financial Reporting Standards. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on our consolidated financial statements or disclosures. See Note 15, "Fair Value of Derivatives and Financial Instruments" for our disclosures.

## 4. Business Combinations

***Acquisitions of Real Estate***

In April 2012, we acquired Pembroke Woods, a 240 unit multifamily community located in Pembroke, Massachusetts, from a seller unaffiliated with us or our Advisor, for an aggregate gross purchase price of $42.3 million, excluding closing costs.

In February 2012, the Grand Reserve BHMP CO-JV settled a dispute concerning the enforceability of an option agreement with the Grand Reserve Property Entity to acquire the Grand Reserve, a 149 unit multifamily community located in Dallas, Texas. In the settlement, the Grand Reserve BHMP CO-JV agreed to acquire the Grand Reserve multifamily community by repaying the outstanding $26.2 million construction loan, assuming the other existing standard operating liabilities and receiving $0.4 million in net cash and all other standard operating assets and liabilities. In connection with the closing, we contributed the full amount of the cash acquisition consideration in exchange for an additional 32.5% interest in the Grand Reserve BHMP CO-JV, increasing our stated, controlling ownership in the Grand Reserve BHMP CO-JV to 87.5%. Prior to this transaction, the Grand Reserve BHMP CO-JV had note receivables in the Grand Reserve Property Entity with a carrying value of $5.9 million. In conjunction with this transaction, the note receivables were canceled.

In 2011, we acquired in separate transactions three consolidated interests in multifamily communities, Argenta (96%), West Village (55%) and Stone Gate (55%), totaling 711 units, for an aggregate gross purchase price of approximately $194.7 million. A portion of the aggregate purchase price was funded with mortgage loan payables of $58.5 million.

***Consolidation of Previously Unconsolidated Multifamily Communities***

Effective July 31, 2012, the Veritas BHMP CO-JV converted its notes receivable due from the Veritas Property Entity, with a carrying value of $20.2 million, into an additional equity interest in the Veritas Property Entity and became the general partner of the Veritas Property Entity. As a result of these transactions, we now account for our investment in the Veritas Property Entity on the consolidated basis of accounting. We also recorded a gain on revaluation of equity of approximately $1.7 million.

In April 2011, the Waterford Place BHMP CO-JV operating agreement was modified, requiring us to consolidate our 55% ownership interest in the Waterford Place BHMP CO-JV. No consideration was paid in connection with the business combination. The principal asset of the Waterford Place BHMP CO-JV was the Waterford Place multifamily community, which at the time of the business combination was classified as held for sale. We recognized a gain of $18.1 million related to the revaluation of our equity interest for the difference between our carrying value in the unconsolidated real estate joint venture and the fair value of our ownership interest just before the modification.

In December 2011, we sold joint venture interests in six multifamily communities to the MW Co-Investment Partner for an aggregate purchase price of $180.3 million, excluding closing costs. These joint venture interests ranged from 15% to 45% interests in the following multifamily communities: 7166 at Belmar, Acacia on Santa Rosa Creek, Argenta, Cyan/PDX, The Gallery at NoHo Commons and The Lofts at Park Crest (the "BH Sale Properties").

As we reported our investment in 7166 at Belmar and Cyan/PDX under the equity method of accounting, we recognized a gain on the sale of the partial interests of $5.7 million. As we reported our investments in Acacia on Santa Rosa Creek, Argenta, The Gallery at NoHo Commons and The Lofts

**4. Business Combinations (Continued)**

at Park Crest under the consolidation method and as we retained a controlling interest in the investments after the partial sale, no gain was recognized in the consolidated statement of operations. Instead, the difference between the net cash proceeds received and the noncontrolling interest recorded based on the book values at the time of the partial sale are recorded as a direct increase to additional paid-in capital for $39.6 million.

Simultaneously with the closing on the sale of the above joint venture interests, the MW Co-Investment Partner and the BHMP Co-Investment Partner also closed on a sale of the BHMP Co-Investment Partner's entire joint venture interests in 12 multifamily communities: 4550 Cherry Creek, 7166 at Belmar, Argenta, Briar Forest Lofts, Burrough's Mill, Calypso Apartments and Lofts, Cyan/PDX, Eclipse, Fitzhugh Urban Flats, Forty55 Lofts, The Venue and West Village (the "Master Sale Properties"). The 99% limited partner of the BHMP Co-Investment Partner is Stichting Depositary PGGM Private Real Estate Fund, a Dutch foundation acting in its capacity as depositary of and for the account and risk of PGGM Private Real Estate Fund, an investment vehicle for Dutch pension funds ("PGGM"). Substantially all of the capital provided to the BHMP Co-Investment Partner is from PGGM. We have no ownership or other direct financial interests in either of these entities. The BHMP Co-Investment Partner remains our partner in 15 BHMP CO-JVs through which we hold joint interests in multifamily communities.

As a result of the transactions described above, the MW Co-Investment Partner serves as our joint venture partner in the ownership of the BH Sale Properties and the Master Sale Properties (some of which overlap), replacing the BHMP Co-Investment Partner. The MW Co-Investment Partner is a partnership between Heitman LLC ("Heitman"), which serves as the general partner, and Korea Exchange Bank, as Trustee for and on behalf of National Pension Service (acting for and on behalf of the National Pension Fund of the Republic of Korea Government) ("NPS"), which serves as the limited partner. We have no ownership or other direct financial interests in either of these entities.

As a result of the closing of the transactions above, our interests in the BH Sale Properties and the Master Sale Properties are now 55%, with the MW Co-Investment Partner owning 45% of each multifamily community referred to above.

In connection with the sale of joint venture interests to the MW Co-Investment Partner, we entered into new joint venture agreements with the MW Co-Investment Partner and all of our joint venture agreements with the BHMP Co-Investment Partner were amended (including those unrelated to the joint venture interests sold to the MW Co-Investment Partner). These amendments included changes to the governing rights such as the control rights over operating plans, which, along with other factors have resulted in our having sufficient control over the BHMP CO-JVs and MW CO-JVs and as such we have fair valued the investments in unconsolidated real estate joint ventures and consolidated all of the BHMP CO-JVs and MW CO-JVs ("Consolidated BHMP/MW CO-JVs") effective December 1, 2011. As a part of the consolidation of previously held equity method investments, we have recognized a gain on revaluation of equity on business combinations of $103.8 million.

***Business Combination Summary Information***

The following tables present certain additional information regarding our business combinations during the years ended December 31, 2012 and 2011. The tables provide separate information for each of our material 2011 acquisitions: the Waterford Place business combination, the MW CO-JVs business

**4. Business Combinations (Continued)**

combinations, and the BHMP CO-JVs business combinations. There were no individually material acquisitions for 2012.

The amounts recognized for major assets acquired and liabilities assumed, including a reconciliation to cash consideration as of the business combination date, are as follows (in millions):

| | | 2011 Acquisitions | | | | |
|---|---|---|---|---|---|---|
| | 2012 Acquisitions | Waterford Place | MW CO-JVs | BHMP CO-JVs | Other Acquisitions | Total 2011 Acquisitions |
| Assets held for sale | $ — | $110.9 | $ — | $ — | $ — | $ 110.9 |
| Land | 19.5 | — | 75.3 | 117.8 | 24.7 | 217.8 |
| Buildings and improvements | 113.7 | — | 518.7 | 622.4 | 166.3 | 1,307.4 |
| Construction in progress | — | — | — | 7.9 | — | 7.9 |
| Investment in and advances to unconsolidated real estate joint venture | — | — | — | 24.1 | — | 24.1 |
| Cash | 1.5 | 0.2 | 5.1 | 9.0 | — | 14.3 |
| In-place lease intangibles | 2.9 | — | 10.5 | 15.3 | 3.5 | 29.3 |
| Other assets | 0.3 | 0.3 | 2.8 | 9.6 | — | 12.7 |
| Liabilities related to assets held for sale | — | (61.2) | — | — | — | (61.2) |
| Mortgage loan payable | (37.1) | — | (249.5) | (417.0) | (58.5) | (725.0) |
| Accrued liabilities | (1.3) | — | (7.4) | (8.7) | — | (16.1) |
| Noncontrolling interests | (1.0) | (22.6) | (160.5) | (185.8) | — | (368.9) |
| Other consideration[(a)] | (5.9) | — | — | — | — | — |
| Net Assets | 92.6 | 27.6 | 195.0 | 194.6 | 136.0 | 553.2 |
| Other consolidation/elimination adjustments: | | | | | | |
| Investment in and advances to unconsolidated real estate joint venture | (22.4) | (9.5) | (100.5) | (185.3) | — | (295.3) |
| Gain on revaluation of equity for business combinations[(b)] | (1.7) | (18.1) | (94.5) | (9.3) | — | (121.9) |
| Cash consideration | $ 68.5 | $ — | $ — | $ — | $136.0 | $ 136.0 |

(a) Other consideration represents the cancellation of the notes receivable in connection with the acquisition of the Grand Reserve.

(b) Represents the gain on revaluation of equity for business combinations recorded at time of consolidation.

**4. Business Combinations (Continued)**

The amounts recognized for revenues and net income (loss) from the business combination dates to December 31, 2012 and 2011 are as follows (in millions):

| | For the Year Ended December 31, 2012 | For the Year Ended December 31, 2011 | | | | |
|---|---|---|---|---|---|---|
| | Total 2012 Acquisitions | Waterford Place | MW CO-JVs | BHMP CO-JVs | Other Acquisitions | Total 2011 Acquisitions |
| Revenues | $ 7.8 | $ — | $ 4.0 | $4.6 | $ 9.8 | $ 18.4 |
| Acquisition expenses | $ 2.5 | $ — | $ — | $— | $ 6.2 | $ 6.2 |
| Depreciation and amortization | $ 5.9 | $ — | $ 3.8 | $4.8 | $ 8.1 | $ 16.7 |
| Gain on revaluation of equity on business combinations | $ 1.7 | $18.1 | $94.5 | $9.3 | $ — | $121.9 |
| Income from discontinued operations, net of noncontrolling interest | $ — | $ 0.3 | $ — | $— | $ — | $ 0.3 |
| Net income (loss) attributable to common stockholders | $(2.7) | $18.4 | $93.2 | $7.9 | $(9.1) | $110.4 |

The following unaudited consolidated pro forma information is presented as if the business combinations occurred on January 1, 2011. The information excludes activity that is non-recurring and not representative of our future activity, primarily acquisition expenses of $2.5 million and $6.2 million for the years ended December 31, 2012 and 2011, respectively, and gain on revaluation of equity on a business combination of $1.7 million and $121.9 million for the years ended December 31, 2012 and 2011, respectively. The acquisition and subsequent disposition of the Waterford Place multifamily community are not presented in the pro forma results below as income (loss) from continuing operations was not affected by these transactions. The information presented below is not necessarily indicative of what the actual results of operations would have been had we completed these transactions on January 1, 2011, nor does it purport to represent our future operations (amounts in millions, except per share):

| | Proforma For the Year Ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Revenues | $193.1 | $174.6 |
| Depreciation and amortization | $112.4 | $ 98.8 |
| Loss from continuing operations | $(42.5) | $(35.6) |
| Loss from continuing operations per share | $(0.26) | $(0.13) |

We are in the process of finalizing our acquisition allocations for our 2012 acquisitions, which are subject to change until our information is finalized, no later than twelve months from the acquisition date.

**5. Real Estate Investments**

***Real Estate Investments and Intangibles and Related Depreciation and Amortization***

As of December 31, 2012 and 2011, major components of our real estate investments and intangibles and related accumulated depreciation and amortization were as follows (in millions):

| | December 31, 2012 | | | December 31, 2011 | | |
|---|---|---|---|---|---|---|
| | | Intangibles | | | Intangibles | |
| | Buildings and Improvements | In-Place Leases | Other Contractual | Buildings and Improvements | In-Place Leases | Other Contractual |
| Cost | $1,849.5 | $ 43.6 | $16.4 | $1,728.9 | $ 41.3 | $16.4 |
| Less: accumulated depreciation and amortization | (123.4) | (40.1) | (0.8) | (39.5) | (17.4) | (0.5) |
| Net | $1,726.1 | $ 3.5 | $15.6 | $1,689.4 | $ 23.9 | $15.9 |

Depreciation expense associated with our consolidated buildings and improvements for the years ended December 31, 2012, 2011 and 2010 was approximately $83.9 million, $27.0 million, and $11.3 million, respectively.

Cost of intangibles related to our consolidated investments in real estate consisted of the value of in-place leases and other contractual intangibles. These in-place leases are amortized over the remaining term of the in-place leases, approximately a six month term for multifamily in-place lease and terms ranging from three to 20 years for retail leases. Amortization expense associated with our lease intangibles for the years ended December 31, 2012, 2011, and 2010 was approximately $23.6 million, $9.5 million, and $7.0 million, respectively.

Included in other contractual intangibles as of December 31, 2012 and 2011 is $6.8 million related to the use rights of a parking garage and site improvements and $9.5 million of indefinite-lived contractual rights related to land air rights.

Anticipated amortization associated with lease and other contractual intangibles for each of the following five years is as follows (in millions):

| Year | Anticipated Amortization of lease intangibles (in millions) |
|---|---|
| 2013 | $0.9 |
| 2014 | $0.6 |
| 2015 | $0.6 |
| 2016 | $0.5 |
| 2017 | $0.5 |

Additionally, as of December 31, 2012 and 2011, we had $151.6 million and $15.7 million, respectively, invested in developments.

**5. Real Estate Investments (Continued)**

***Assets Held for Sale, Sales of Real Estate and Discontinued Operations***

During March 2012, we sold Mariposa Lofts Apartments ("Mariposa") for a contract price of $40.0 million, excluding closing costs. The purchaser assumed the $15.8 million mortgage loan payable. We received cash of $23.9 million and recognized a gain on sale of $13.3 million. As of December 31, 2011, Mariposa was classified as held for sale. We had no multifamily communities held for sale as of December 31, 2012.

Assets and liabilities related to assets held for sale include the following as of December 31, 2011 (in millions):

| | December 31, 2011 |
|---|---|
| Net operating real estate (net of accumulated depreciation of $2.8 million in 2011) | $26.1 |
| Other assets | 0.4 |
| Total assets held for sale | $26.5 |
| Mortgage loan payable | $15.8 |
| Accounts payable and other liabilities | 0.3 |
| Total liabilities related to assets held for sale | $16.1 |

The following table shows the results of operations for both Waterford Place, sold in May 2011, and Mariposa, sold in March 2012, including the gain on sale of real estate for Mariposa. The operating results and the gain on sale of real estate have been classified as discontinued operations in the accompanying consolidated statements of operations for the years ended December 31, 2012 and 2011. Because the Waterford Place multifamily community was recorded using the equity method of accounting prior to April 1, 2011, discontinued operations for Waterford Place are only presented from April 1, 2011 through December 31, 2011 in the following table (in millions):

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Rental revenue | $ 1.0 | $4.9 | $ 3.7 |
| Expenses | | | |
| Property operating expenses | 0.3 | 1.4 | 1.1 |
| Real estate taxes | 0.1 | 0.6 | 0.5 |
| Interest expense | 0.2 | 1.1 | 0.8 |
| Depreciation and amortization | — | 1.2 | 1.4 |
| Total expenses | 0.6 | 4.3 | 3.8 |
| Income from discontinued operations | 0.4 | 0.6 | (0.1) |
| Gain on sale of real estate | 13.3 | — | — |
| Income from discontinued operations | $13.7 | $0.6 | $(0.1) |

## 6. Investments in and Advances to Unconsolidated Real Estate Joint Ventures

***Unconsolidated Real Estate Joint Venture Structures***

As of December 31, 2012, we have a $3.0 million investment in an unconsolidated joint venture with the BHMP Co-Investment Partner, the Custer BHMP CO-JV. In August 2012, the Custer BHMP CO-JV made a commitment to fund up to $14.1 million under a mezzanine loan to the Custer Property Entity, a development with an unaffiliated third party developer, to develop a 444 unit multifamily community in Allen, Texas, a suburb of Dallas. As of December 31, 2012, approximately $5.6 million has been advanced under the mezzanine loan, which has an interest rate of 14.5% and matures in 2015. The Custer BHMP CO-JV does not have an equity investment in the development. This BHMP CO-JV is a separate legal entity formed for the sole purpose of holding its respective joint venture investment with no other significant operations. Our effective ownership in the Custer BHMP CO-JV is 55%. Distributions are made pro rata in accordance with ownership interests.

As of December 31, 2011, we had one investment on the equity method of accounting, the Veritas Property Entity. Our investment, including an advance to the unconsolidated Veritas Property Entity, was $23.4 million as of December 31, 2011. Effective July 31, 2012, the Veritas BHMP CO-JV converted its notes receivable due from the Veritas Property Entity into an additional equity interest in the Veritas Property Entity and became the general partner of the Veritas Property Entity. As a result of these transactions, we now account for our investment in the Veritas Property Entity on the consolidated basis of accounting, and recorded a gain on revaluation of equity of approximately $1.7 million for the year ended December 31, 2012.

As of November 30, 2011, we had investments in 23 unconsolidated BHMP CO-JVs. In December 2011, we and the BHMP Co-Investment Partner sold partial joint venture interests to the MW Co-Investment Partner, the operating agreements for all of the BHMP CO-JVs were modified whereby we obtained a controlling financial interest in each of the Co-Investment Ventures, and we consolidated all the 23 BHMP CO-JVs and MW CO-JVs effective December 1, 2011. The following information relates to periods prior to us obtaining controlling interests in the Co-Investment Ventures.

In December 2011, our investment in the Satori Property Entity was restructured such that the BHMP CO-JV became the general partner of the Satori Property Entity. Additionally, the operating agreement was modified whereby the Satori BHMP CO-JV acquired the controlling financial interest of the Satori Property Entity, and accordingly consolidated the Satori Property Entity effective December 1, 2011. As the restructuring effectively occurred simultaneously with our consolidation of the Satori BHMP CO-JV, we recognized our gain of $0.7 million in revaluation of equity in a business combination.

In April 2011, The Cameron BHMP CO-JV and the other partners in The Cameron Property Entity recapitalized their respective investments in The Cameron Property Entity. In connection with the recapitalization, The Cameron BHMP CO-JV converted its mezzanine loan, with outstanding principal and interest of approximately $20.8 million, to an equity ownership interest in The Cameron Property Entity. The Cameron BHMP CO-JV also contributed approximately $3.8 million of additional capital. The Cameron BHMP CO-JV's capital contribution along with a capital contribution from an unaffiliated third party partner was used by The Cameron Property Entity to restructure and extend the maturity of the $72.7 million senior loan, to redeem a partner's equity ownership interest and to pay other closing costs. Our portion of The Cameron BHMP CO-JV capital contribution was approximately $2.1 million and was funded with proceeds from our Initial Public Offering. As a result of this recapitalization, The Cameron BHMP CO-JV acquired an effective 64.1% ownership interest and

**6. Investments in and Advances to Unconsolidated Real Estate Joint Ventures (Continued)**

became the managing member of the general partner of The Cameron Property Entity, with certain major decisions subject to the approval of an unaffiliated third-party partner. The Cameron BHMP CO-JV then reported its investment in The Cameron Property Entity on a consolidated basis.

Also during the year ended December 31, 2011, the BHMP CO-JVs related to Cyan/PDX, The District Universal Boulevard and The Venue obtained new mortgage financing aggregating $81.0 million. Substantially all of the net proceeds related to these financings were distributed to us and the BHMP Co-Investment Partner. Our share of the distributions was approximately $49.5 million and is classified as a return of investment in unconsolidated real estate joint ventures on the consolidated statement of cash flows for the year ended December 31, 2011.

The Skye 2905 BHMP CO-JV obtained permanent financing of $56.1 million and repaid its $47.0 million bridge loan. Additionally, the 55 Hundred BHMP CO-JV obtained permanent financing of $41.8 million and repaid its $51.1 million construction loan. Our net share of the distributions from the Skye 2905 loan proceeds was approximately $5.0 million and is classified as returns of investments in unconsolidated real estate joint ventures on the consolidated statement of cash flows for the year ended December 31, 2011.

***Summarized Financial Information of Unconsolidated Joint Ventures***

The summarized financial data shown below presents the combined accounts of each of the (i) BHMP CO-JVs and (ii) Property Entities where there is a corresponding BHMP CO-JV equity investment. These Property Entities include 100% of their accounts, where the noncontrolling interest amounts represent the portion owned by unaffiliated third parties. The Waterford Place BHMP CO-JV, which we reported on a consolidated basis effective April 1, 2011, is excluded from the December 31, 2011 balance sheet data as the Waterford Place multifamily community was sold in May 2011. Additionally the BHMP CO-JVs and MW CO-JVs consolidated on December 1, 2011, are excluded from the December 31, 2011 balance sheet data. The balance sheet data for December 31, 2011, only includes the balances for the Veritas Property Entity as this was our only remaining unconsolidated entity as of December 31, 2011. The balance sheet data for December 31, 2012, only includes balances for the Custer BHMP CO-JV as this was our only unconsolidated entity as of December 31, 2012. The operating data includes operations only for periods where the investment is classified as an unconsolidated joint venture. Accordingly, the MW CO-JVs and BHMP CO-JVs are included in

## 6. Investments in and Advances to Unconsolidated Real Estate Joint Ventures (Continued)

operating data through November 30, 2011. All inter-entity transactions, balances and profits have been eliminated in the combined financial data (amounts in millions):

| Balance Sheet Data: | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Land, buildings and improvements | $— | $62.5 |
| Less: accumulated depreciation and amortization | — | (3.1) |
| Land, buildings and improvements, net | — | 59.4 |
| Note receivable, net | 5.6 | — |
| Cash and cash equivalents | — | 0.2 |
| Other assets, including restricted cash | — | 1.1 |
| Total assets | $5.6 | $60.7 |
| Property Entity level construction and mortgage loans payable | $— | $58.2 |
| Accounts payable, interest payable and other liabilities | 0.2 | 0.8 |
| Total liabilities | 0.2 | 59.0 |
| Our consolidated members' equity | 3.0 | 1.3 |
| Other member's equity | 2.4 | 0.4 |
| Total equity | 5.4 | 1.7 |
| Total liabilities and equity | $5.6 | $60.7 |

**6. Investments in and Advances to Unconsolidated Real Estate Joint Ventures (Continued)**

| Operating Data: | For the Year Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Revenues: | | | |
| Rental revenues | $ 3.0 | $ 92.0 | $ 61.4 |
| Interest income | 0.1 | 4.5 | 9.8 |
| | 3.1 | 96.5 | 71.2 |
| Expenses: | | | |
| Property operating expenses | 0.7 | 28.2 | 24.8 |
| Real estate taxes | 0.3 | 12.1 | 8.8 |
| Interest expense | 2.2 | 24.9 | 19.0 |
| Acquisition expenses | — | 0.6 | 1.9 |
| Depreciation and amortization | 1.4 | 49.0 | 40.2 |
| | 4.6 | 114.8 | 94.7 |
| Gain on early extinguishment of debt | — | — | 0.2 |
| Gain on revaluation of equity on a business combination | — | 2.8 | 4.9 |
| Gain on excess of fair value over purchase price | — | — | 3.3 |
| Loss from continuing operations | (1.5) | (15.5) | (15.1) |
| Loss from discontinued operations | — | (0.2) | (1.4) |
| Net loss | $(1.5) | $(15.7) | $(16.5) |
| Our share of equity in loss of investments in unconsolidated real estate joint ventures | $(1.2) | $ (7.9) | $ (6.9) |

Loss from discontinued operations is comprised of rental revenue and property operating expenses of the Waterford Place BHMP-CO-JV with respect to the Waterford Place community through the periods ended April 1, 2011, the date which we consolidated the real estate joint venture.

The table below shows operating results included in discontinued operations (in millions):

| | For the Year Ended December 31, 2011 | 2010 |
|---|---|---|
| Rental revenue | $ 2.0 | $ 8.0 |
| Expenses | | |
| Property operating expenses | 0.4 | 1.8 |
| Real estate taxes | 0.3 | 0.9 |
| Interest expense | 0.7 | 2.9 |
| Depreciation and amortization | 0.8 | 3.8 |
| Total expenses | 2.2 | 9.4 |
| Loss from discontinued operations | $(0.2) | $(1.4) |

## 6. Investments in and Advances to Unconsolidated Real Estate Joint Ventures (Continued)

The following presents the reconciliation between our consolidated members' equity interest in the applicable BHMP CO-JVs and our total investment in and advance to unconsolidated real estate joint venture (amounts in millions):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Balance of our consolidated members' equity | $3.0 | $ 1.3 |
| Notes receivable to unconsolidated Property Entity | — | 19.9 |
| Adjustment from business combination | — | 2.2 |
| Investments in and advances to unconsolidated real estate joint venture | $3.0 | $23.4 |

## 7. Variable Interest Entities

As of December 31, 2012, we have concluded that we are the primary beneficiary of three VIEs. All of these VIEs are Co-Investment Ventures with separate unaffiliated multifamily developers to develop three multifamily communities with a total combined 907 units, one in Houston, Texas and two in Dallas, Texas. We entered into these three Co-Investment Ventures in 2012. At inception, we had determined that none of the Co-Investment Ventures were VIEs and because we were the general partner of each Co-Investment Venture and had control of their operations and business affairs, we consolidated each Co-Investment Venture. After separate reconsideration events during 2012, all of which were related to capital restructuring, we have concluded that these Co-Investment Ventures are now VIEs. Because these Co-Investment VIEs were previously consolidated, the VIE determination did not affect our financial position, financial operations or cash flows. Our ownership interest in each of the Co-Investment Ventures based upon contributed capital is 100%.

Any significant amounts of assets and liabilities related to our consolidated VIEs are identified parenthetically on our accompanying consolidated balance sheets. There were no consolidated VIEs as of December 31, 2011, and accordingly, no amounts are reported as of that balance sheet date. None of the VIEs had debt as of December 31, 2012. The total assets of the VIEs are $47.0 million as of December 31, 2012, $46.1 million of which is reflected in construction in progress. Thus far, the Co-Investment Ventures have been capitalized with only cash contributions.

## 8. Other Assets

The components of other assets are as follows (in millions):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Notes receivable, net[a] | $36.0 | $24.3 |
| Escrows and restricted cash | 10.3 | 5.5 |
| Deferred financing costs, net | 8.5 | 7.7 |
| Resident, tenant and other receivables | 6.2 | 5.8 |
| Prepaid assets and deposits | 5.0 | 4.0 |
| Interest rate caps | 0.3 | — |
| Less: other assets included in assets held for sale | — | (0.5) |
| Total other assets | $66.3 | $46.8 |

(a) Notes receivable include mezzanine and land loans, primarily related to multifamily development projects. As of December 31, 2012, the weighted average interest rate and remaining years to scheduled maturity are 13.8% and 2.1 years, respectively.

We enter into interest rate cap agreements for interest rate risk management purposes and not for trading or other speculative purposes. The following table provides a summary of our interest rate caps as of December 31, 2012 (in millions):

| | |
|---|---|
| Notional amount | $ 162.7 |
| Range of LIBOR cap rate | 2.0% to 4.0% |
| Range of maturity dates | 2016 to 2017 |
| Estimated fair value | $ 0.3 |

These interest rate caps are reported in "Other assets, net" on the consolidated balance sheet as of December 31, 2012, and changes in the fair values of these non-designated hedge derivatives are reported in "Other expense" on the consolidated statements of operations for the year ended December 31, 2012. See Note 15, "Fair Value of Derivatives and Financial Instruments" for further information.

## 9. Leasing Activity

In addition to multifamily resident units, certain of our consolidated multifamily communities have retail areas, representing approximately 2% of total rentable area of our consolidated multifamily

**9. Leasing Activity (Continued)**

communities. Future minimum base rental payments due to us under these non-cancelable retail leases in effect as of December 31, 2012 are as follows (in millions):

| Year | Future Minimum Lease Payments |
|---|---|
| 2013 | $ 3.8 |
| 2014 | 3.8 |
| 2015 | 3.8 |
| 2016 | 3.7 |
| 2017 | 3.5 |
| Thereafter | 31.3 |
| Total | $49.9 |

**10. Mortgage Loans Payable**

The following table summarizes the carrying amounts of the mortgage loans payable classified by whether the obligation is ours or that of the applicable consolidated Co-Investment Venture as of

**10. Mortgage Loans Payable (Continued)**

December 31, 2012 and 2011 (amounts in millions and monthly LIBOR at December 31, 2012 is 0.21%):

| | December 31, 2012 | December 31, 2011 | As of December 31, 2012 Wtd. Average Interest Rates | As of December 31, 2012 Maturity Dates |
|---|---|---|---|---|
| *Company Level*[(a)] | | | | |
| Fixed rate mortgage loan payable | $ 30.3 | $ 46.1 | 3.86% | 2018 |
| Variable rate mortgage loan payable | 24.0 | 24.0 | Monthly LIBOR + 2.45% | 2014 |
| | 54.3 | 70.1 | | |
| Less: fixed rate mortgage loan payable included in liabilities related to assets held for sale[(b)] | — | (15.8) | | |
| *Total Company Level* | 54.3 | 54.3 | | |
| *Co-Investment Venture Level—Consolidated*[(c)] | | | | |
| Fixed rate mortgage loans payable | 902.2 | 683.5 | 3.87% | 2013 to 2020[(d)] |
| Variable rate mortgage loans payable | 12.5 | 163.0 | Monthy LIBOR + 2.35% | 2017 |
| | 914.7 | 846.5 | | |
| Plus: unamortized adjustments from business combinations | 10.6 | 13.7 | | |
| *Total Consolidated Co-Investment Venture Level* | 925.3 | 860.2 | | |
| Total Consolidated Mortgage Loans Payable | $979.6 | $914.5 | | |

(a) Company level debt is defined as debt that is an obligation of the Company and its wholly owned subsidiaries.

(b) In March 2012, the $15.8 million mortgage loan payable related to Mariposa was assumed by the purchaser.

(c) Co-Investment Venture level debt is defined as debt that is an obligation of the Co-Investment Venture and not an obligation or contingency for us.

(d) A $23.0 million loan with a fixed interest rate of 6.46% and maturity date in March 2013, was repaid in January 2013. Additionally, a $25.0 million loan with a fixed interest rate of 4.63% and maturing in May 2013, was refinanced in February 2013 and replaced with a $29.0 million loan with a fixed interest rate of 3.17% and maturing in February 2019.

As of December 31, 2012, $1.7 billion of the net consolidated carrying value of real estate collateralized the mortgage loans payable. We believe we are in compliance with all financial covenants as of December 31, 2012.

## 10. Mortgage Loans Payable (Continued)

As of December 31, 2012, contractual principal payments for the five subsequent years and thereafter are as follows (in millions):

| Year | Company Level | Co-Investment Venture Level | Total Consolidated |
|---|---|---|---|
| 2013 | $ — | $ 51.5 | $ 51.5 |
| 2014 | 24.0 | 5.6 | 29.6 |
| 2015 | 0.2 | 84.0 | 84.2 |
| 2016 | 0.6 | 168.1 | 168.7 |
| 2017 | 0.6 | 235.2 | 235.8 |
| Thereafter | 28.9 | 370.3 | 399.2 |
| Total | $54.3 | $914.7 | 969.0 |
| Add: unamortized adjustments from business combinations | | | 10.6 |
| | | | $979.6 |

## 11. Credit Facility Payable

The $150.0 million credit facility matures on April 1, 2017, when all unpaid principal and interest is due. Borrowing tranches under the credit facility bear interest at a "base rate" based on either the one-month or three-month LIBOR rate, selected at our option, plus an applicable margin which adjusts based on the facility's debt service requirements. As of December 31, 2012, the applicable margin was 2.08% and the base rate was 0.21% based on one-month LIBOR. The credit facility also provides for fees based on unutilized amounts and minimum usage. The unused facility fee is equal to 1% per annum of the total commitment less the greater of 75% of the total commitment or the actual amount outstanding. The minimum usage fee is equal to 75% of the total credit facility times the lowest applicable margin less the margin portion of interest paid during the calculation period. The loan requires minimum borrowing of $10.0 million and monthly interest-only payments and monthly or annual payment of fees. We may prepay borrowing tranches at the expiration of the LIBOR interest rate period without any penalty. Prepayments during a LIBOR interest rate period are subject to a prepayment penalty generally equal to the interest due for the remaining term of the LIBOR interest rate period.

Draws under the credit facility are secured by a pool of certain wholly owned multifamily communities. We have the ability to add and remove multifamily communities from the collateral pool, pursuant to the requirements under the credit facility agreement. We may also add multifamily communities in our discretion in order to increase amounts available for borrowing. As of December 31, 2012, $199.0 million of the net carrying value of real estate collateralized the credit facility. The aggregate borrowings under the credit facility are limited to 70% of the value of the collateral pool, which may be different than the carrying value for financial statement reporting. As of December 31, 2012, available but undrawn amounts under the credit facility are approximately $127.2 million.

The credit facility agreement contains customary provisions with respect to events of default, covenants and borrowing conditions. In particular, the credit facility agreement requires us to maintain

**11. Credit Facility Payable (Continued)**

a consolidated net worth of at least $150.0 million, liquidity of at least $15.0 million and net operating income of the collateral pool to be no less than 155% of the facility debt service cost. Certain prepayments may be required upon a breach of covenants or borrowing conditions. We believe we are in compliance with all provisions as of December 31, 2012.

**12. Noncontrolling Interests**

***Non-redeemable, noncontrolling interests***

Non-redeemable, noncontrolling interest for the Co-Investment Partners represents their proportionate share of the equity in consolidated real estate ventures. Income and losses are allocated to the noncontrolling interest holders based on their effective ownership percentage. The noncontrolling interest is not redeemable by the holder and, accordingly, is reported as equity.

As of December 31, 2012 and 2011, non-redeemable, noncontrolling interests consisted of the following, including the direct or non-direct noncontrolling interest ownership ("NCI") ranges where applicable (in millions):

| | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| | Amount | Effective NCI %[(a)] | Amount | Effective NCI %[(a)] |
| BHMP Co-Investment Partner | $166.2 | 26% to 45% | $166.7 | 27% to 45% |
| MW Co-Investment Partner | 192.6 | 45% | 227.0 | 45% |
| BHMP CO-JV Property Entities' partners | 5.1 | 0% to 20% | 18.0 | 0% to 40% |
| Subsidiary preferred units | 1.5 | N/A | 1.4 | N/A |
| Total non-redeemable, noncontrolling interests | $365.4 | | $413.1 | |

(a) Effective NCI percentage is based upon the NCI's share of contributed capital.

Each BHMP CO-JV and MW CO-JV is a separate legal entity formed for the sole purpose of holding its respective investment(s) and obtaining legally separated debt and equity financing. Each BHMP CO-JV and MW CO-JV is managed by us or a subsidiary of ours. As the manager, we have substantial operational control rights and accordingly, as of December 1, 2011 began reporting the BHMP CO-JVs and MW CO-JVs on the consolidated method of accounting. BHMP CO-JV and MW CO-JV capital contributions and distributions are generally made pro rata in accordance with these ownership interests. Neither of these Co-Investment Venture partners have any rights to put or redeem their ownership interests. In certain circumstances the governing documents of the BHMP CO-JV or MW CO-JV may require a sale of the Co-Investment Venture or its subsidiary REIT rather than as an asset sale.

Property Entities, which all relate to investments made with the BHMP Co-Investment Partner, include noncontrolling interests in addition to the BHMP Co-Investment Partner. These other noncontrolling interests in the Property Entities are held by national and regional multifamily developers. As of December 31, 2012 and 2011, the BHMP CO-JV was the managing partner or member with substantial operational control rights in each Property Entity. Cash flow is generally first distributed to the BHMP CO-JV until certain preferred returns are collected and in some cases until the BHMP CO-JV receives certain or all of its investment. Excess distributions may then be distributed

**12. Noncontrolling Interests (Continued)**

to these Property Entities' noncontrolling interests in excess of their share of contributed capital. These Property Entities' noncontrolling interests generally have no obligation to make additional capital contributions.

Noncontrolling interests also include between 121 to 125 preferred units issued by a subsidiary of each the BHMP CO-JVs and the MW CO-JVs in order for such subsidiaries to qualify as a REIT for federal income tax purposes. The preferred units pay an annual distribution of 12.5% on their face value of $500 and are senior in priority to all other members' equity. The BHMP CO-JVs and MW CO-JVs may cause the subsidiary REIT, at their option, to redeem the preferred units in whole or in part, at any time for cash at a redemption price of $500 per unit, plus all accrued and unpaid distributions thereon to and including the date fixed for redemption, plus a premium per unit generally of $50 to $100 for the first year which declines in value between $-0- and $25 per unit each year until there is no redemption premium remaining. The preferred units are not redeemable by the unit holders and we have no current intent to exercise our redemption option. Accordingly, these noncontrolling interests are reported as equity.

For the year ended December 31, 2012, we paid distributions to noncontrolling interests of $29.7 million of which $20.4 million was related to operating activity and $9.3 million was related to financing activity. For the year ended December 31, 2011, we paid distributions to noncontrolling interests of $2.8 million of which $1.7 million related to operating activity and $1.1 million related to financing activity.

During 2012, we separately contributed a total of $25.3 million, net to the Grand Reserve BHMP CO-JV and The Cameron BHMP CO-JV, increasing our controlling financial interests in each entity. No gain or loss was recognized in recording these contributions, but a net decrease to additional paid-in capital of $4.4 million was recorded. Additionally, effective July 31, 2012, the Veritas BHMP CO-JV converted its notes receivable due from the Veritas Property Entity into an additional equity interest in the Veritas Property Entity and became the general partner of the Veritas Property Entity increasing our controlling financial interests in the Veritas Property Entity. A gain on revaluation of equity on a business combination of $1.7 million was recorded in connection with this transaction.

***Redeemable, noncontrolling interest***

Redeemable, noncontrolling interests include ownership interests with other partners, generally national and regional multifamily developers, where we may have a requirement to purchase all or a portion of the noncontrolling interest.

**12. Noncontrolling Interests (Continued)**

As of December 31, 2012 and 2011, redeemable, noncontrolling interest consisted of the following (in millions):

| | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| | Amount | Effective NCI %[a] | Amount | Effective NCI %[a] |
| BHMP CO-JV Property Entities' partner | $— | — | $8.1 | 32% |
| Other Co-Investment Venture partners | 8.6 | 0% to 20%[b] | 0.4 | 10% |
| Total redeemable, noncontrolling interests | $8.6 | | $8.5 | |

(a) Effective NCI percentage is based upon the NCI's share of contributed capital.

(b) For three of our other Co-Investment Ventures, all of the developer's initial contributed capital has been returned to the developer, and we have 100% of the contributed capital in the Co-Investment Venture as of December 31, 2012.

In June 2012, we and the BHMP Co-Investment Partner acquired all of the Property Entity redeemable, noncontrolling interest related to the Bailey's Crossing Property Entity for $3.0 million in cash. In connection with the acquisition, the BHMP Co-Investment Partner contributed $1.4 million. No gain or loss was recorded in connection with this transaction but an increase to additional paid-in capital of $1.8 million was recorded. As of December 31, 2012, there are no redeemable, noncontrolling interests related to Property Entities.

Other Co-Investment Ventures included in redeemable, noncontrolling interests represent ownership interests by regional or national multifamily developers, which may require that we pay or reimburse the partners upon certain events. These amounts include reimbursing partners once certain development milestones are achieved, generally related to entitlements, permits or final budgeted construction costs. These developers have a back end interest, generally only attributable to distributions related to a property sale. They also have put options, generally one year after completion of the development, pursuant to which we would be required to acquire their ownership interest at a set price. These other Co-Investment Ventures also include buy/sell provisions, generally available after the seventh year after completion of the development. Each of these Co-Investment Ventures is managed by a subsidiary of ours. As manager, we have substantial operational control rights. These Co-Investment Ventures generally provide that we have a preferred cash flow distribution until we receive certain returns on and of our investment. Any excess cash flow would then be distributed disproportionally to these noncontrolling interests. Generally, these noncontrolling interests have no obligation to make any additional capital contributions.

**13. Stockholders' Equity**

***Capitalization***

As of December 31, 2012 and 2011, we had 167,542,108 and 165,086,701 shares of common stock outstanding, respectively, including 6,000 shares of stock issued to our independent directors for no cash, and 24,969 shares owned by Behringer Harvard Holdings, LLC, an affiliate of our Advisor, for cash of approximately $0.2 million.

**13. Stockholders' Equity (Continued)**

As of December 31, 2012 and 2011, we had 1,000 shares of convertible stock owned by our Advisor issued for cash of $1,000. The convertible stock has no voting rights, other than for certain limited exceptions, and prior to conversion, does not participate in any earnings or distributions. The convertible stock generally is convertible into shares of common stock with a value equal to 15% of the amount by which (1) our enterprise value at the time of conversion, including the total amount of distributions paid to our stockholders, exceeds (2) the sum of the aggregate capital invested by our stockholders plus a 7% cumulative, non-compounded, annual return on such capital at the time of conversion, on a cash-on-cash basis. The convertible stock can be converted when the excess value described above is achieved and distributed to stockholders or our common stock is listed on a national securities exchange. The conversion may also be prorated in the event of a termination or non-renewal of the Advisory Management Agreement other than for cause. For further discussion of the Advisory Management Agreement, see Note 16, "Related Party Arrangements." Management has determined that the requirements for conversion have not been met as of December 31, 2012. At issuance, management reviewed the terms of the underlying convertible stock and determined the fair value approximated the nominal value paid for the shares.

As of December 31, 2012 and 2011, we had no shares of preferred stock issued and outstanding. Our board of directors has no present plans to issue preferred stock but may do so with terms established at its discretion and at any time in the future without stockholder approval.

***Distributions***

On March 29, 2012, our board of directors authorized a special cash distribution related to the sale of Mariposa (the "Mariposa Distribution") in the amount of $0.06 per share of common stock payable to stockholders of record on July 6, 2012. The Mariposa Distribution was paid in cash on July 11, 2012.

**13. Stockholders' Equity (Continued)**

Distributions, including those paid by issuing shares under the DRIP and the special cash distribution declared in March 2012, for the years ended December 31, 2012, 2011 and 2010 were as follows (amounts in millions):

| | For the Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | 2011 | | 2010 | |
| | Declared[a] | Paid[b] | Declared[a] | Paid[b] | Declared[a] | Paid[b] |
| **Fourth Quarter Distributions** | | | | | | |
| Regular distributions | $14.7 | $14.5 | $24.9 | $24.6 | $15.0 | $14.4 |
| Total | $14.7 | $14.5 | $24.9 | $24.6 | $15.0 | $14.4 |
| **Third Quarter Distributions** | | | | | | |
| Regular distributions | $14.7 | $14.6 | $23.7 | $22.0 | $15.3 | $15.6 |
| Special cash distribution | — | 10.0 | — | — | — | — |
| Total | $14.7 | $24.6 | $23.7 | $22.0 | $15.3 | $15.6 |
| **Second Quarter Distributions** | | | | | | |
| Regular distributions | $14.4 | $18.1 | $18.5 | $17.7 | $13.9 | $13.1 |
| Special cash distribution[c] | 0.1 | — | — | — | — | — |
| Total | $14.5 | $18.1 | $18.5 | $17.7 | $13.9 | $13.1 |
| **First Quarter Distributions** | | | | | | |
| Regular distributions | $24.8 | $24.8 | $15.9 | $15.4 | $11.1 | $10.2 |
| Special cash distribution[d] | 9.9 | — | — | — | — | — |
| Total | $34.7 | $24.8 | $15.9 | $15.4 | $11.1 | $10.2 |
| **Total through December 31,** | | | | | | |
| Regular distributions | $68.6 | $72.0 | $83.0 | $79.7 | $55.3 | $53.3 |
| Special cash distribution | 10.0 | 10.0 | — | — | — | — |
| Total | $78.6 | $82.0 | $83.0 | $79.7 | $55.3 | $53.3 |

(a) Represents distributions accruing during the period.

(b) Distributions accrue on a daily basis. The distributions that accrue each month are paid in the following month. Effective April 1, 2012, the distribution rate was decreased, and accordingly, the second quarter 2012 amounts paid exceed amounts declared. Amounts paid include both distributions paid in cash and reinvested pursuant to our DRIP.

(c) Accrual adjustment to true-up declared distributions to actual number of common stockholders as of the record date, July 6, 2012.

(d) Declared amount based upon number of common stockholders as of March 31, 2012.

The daily distribution amount from January 1, 2011 through the first quarter of 2012 was $0.0016438 per share of common stock, an annualized rate of 6%. On March 19, 2012, our board of directors authorized distributions at a daily amount of $0.000958904 per share of common stock, an

**13. Stockholders' Equity (Continued)**

annualized rate of 3.5%, beginning in the month of April 2012. Our board of directors has authorized the 3.5% annualized distribution rate through March 31, 2013. We calculate the annualized rate as if the shares were outstanding for a full year based on a $10 per share price.

***Share Redemption Program***

Effective as of June 18, 2012, our board of directors indefinitely suspended our share redemption program effective for redemptions being sought for the second quarter of 2012. However, in connection with its determination of the estimated value of our shares effective March 1, 2013, our board of directors modified and reinstated our share redemption program, which permits our stockholders to sell their shares back to us subject to the significant conditions and limitations of the program. The modified and reinstated share redemption program is effective as of March 1, 2013 and the first time period redemptions will be considered under the share redemption program will be at the end of the second quarter 2013 for all properly submitted redemption requests received (i) on or prior to May 31, 2012, and not satisfied or withdrawn since that time, and (ii) between March 1, 2013 and May 31, 2013.

As modified, for redemptions other than those sought upon a stockholder's death, qualifying disability or confinement to a long-term care facility, the purchase price per share redeemed under our share redemption program will equal the lesser of (i) 85% of the current estimated share value pursuant to our valuation policy and (ii) the average price per share the original purchaser or purchasers of shares paid to us for all of his or her shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock) (the "Original Share Price") less the aggregate of any special distributions so designated by our board of directors, distributed to stockholders prior to the redemption date and declared from the date of first issue of such redeemed shares (the "Special Distributions"). For redemptions sought upon a stockholder's death, qualifying disability or confinement to a long-term care facility, the purchase price per share redeemed under our share redemption program will equal the lesser of: (i) the current estimated share value pursuant to our valuation policy and (ii) the Original Share Price less any Special Distributions. A quarterly funding limit has been established of $7 million per quarter (which our board of directors may increase or decrease from time to time).Redemptions are limited to no more than 5% of the weighted average of shares outstanding during the preceding twelve month period immediately prior to the date of redemption.

Since the share redemption program's inception in 2008, all redemption requests properly submitted and approved through the first quarter of 2012 had been fulfilled, and there were no unpaid redemptions. Through the suspension date in 2012 and for the year ended December 31, 2011, redemptions of $15.5 million and $17.8 million, respectively, were paid.

**14. Commitments and Contingencies**

All of our BHMP CO-JVs, MW CO-JVs, those Property Entities in which we have an equity interest, and our other Co-Investment Ventures include buy/sell provisions. Under most of these provisions and during specific periods, a partner could make an offer to purchase the interest of the other partner and the other partner would have the option to accept the offer or purchase the offering partner's interest at that price. As of December 31, 2012, no such buy/sell offers are outstanding.

In the ordinary course of business, the multifamily communities in which we have investments may have commitments to provide affordable housing. Under these arrangements, we generally receive from

**14. Commitments and Contingencies (Continued)**

the resident a below market rent, which is determined by a local or national authority. In certain arrangements, a local or national housing authority makes payments covering some or substantially all of the difference between the restricted rent paid by residents and market rents. In connection with our acquisition of The Gallery at NoHo Commons, we assumed an obligation to provide affordable housing through 2048. As partial reimbursement for this obligation, the housing authority will make level annual payments of approximately $2.0 million through 2028 and no reimbursement for the remaining 20-year period. We may also be required to reimburse the housing authority if certain operating results are achieved on a cumulative basis during the term of the agreement. At the acquisition, we recorded a liability of $14.0 million based on the fair value of the terms over the life of the agreement. In addition, we will record rental revenue from the housing authority on a straight-line basis, deferring a portion of the collections as deferred lease revenues and other related liabilities. As of December 31, 2012 and 2011, we have approximately $17.5 million and $16.7 million, respectively, of carrying value for deferred lease revenues and other related liabilities. Effective February 1, 2012, the California legislature terminated the State's redevelopment agencies.

We are currently evaluating California's status of these arrangements in light of the California legislature's termination of the State's redevelopment agencies effective in February 2012 due to state budget deficits. Since the termination, we did receive our scheduled annual payment per the terms of our agreement in October 2012 which relates to the annual period ended June 30, 2013. In November 2012, the State passed constitutional amendments to increase income and sales tax rates; however, there has not been any official notice of the reinstatement of redevelopment agencies or changes in status of the arrangements. If the State was to terminate or default on the arrangements, we believe we could lease the units without affordable housing support at higher rents, but could incur short term losses and additional capital expenditures during the transition.

As of December 31, 2012, we have entered into construction and development contracts with $135.3 million remaining to be paid. These construction costs are expected to be paid during the completion of the development and construction period, generally within 24 months.

**15. Fair Value of Derivatives and Financial Instruments**

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy) has been established.

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets and liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability that are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs

**15. Fair Value of Derivatives and Financial Instruments (Continued)**

from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

In connection with our measurements of fair value related to many real estate assets, noncontrolling interests and financial instruments, there are generally not available observable market price inputs for substantially the same items. Accordingly, each of these are classified as Level 3, and we make assumptions and use various estimates and pricing models, including, but not limited to, the estimated cash flows, discount and interest rates used to determine present values, market capitalization rates, sales of comparable investments, rental rates, costs to lease properties, useful lives of the assets, the cost of replacing certain assets, and equity valuations. These estimates are from the perspective of market participants and will also be obtained from independent third-party appraisals. However, we are responsible for the source and use of these estimates. A change in these estimates and assumptions could be material to our results of operations and financial condition.

***Financial Instruments Carried at Fair Value on a Recurring Basis***

We currently use interest rate cap arrangements with financial institutions to manage our exposure to interest rate changes for our loans that utilize floating interest rates. The fair value of these interest rate caps are determined using Level 2 inputs as defined above. These inputs include quoted prices for similar interest rate cap arrangements, including consideration of the remaining term, the current yield curve, and interest rate volatility. Because our interest rate caps are on standard, commercial terms with national financial institutions, credit issues are not considered significant. As of December 31, 2012, we have $0.3 million of interest rate caps that are carried at fair value on a recurring basis. See further discussion of these interest rate caps in Note 8, "Other Assets."

As of December 31, 2011, we had no significant assets or liabilities measured at fair value on a recurring basis. The following fair value hierarchy table presents information about our assets measured at fair value on a recurring basis as of December 31, 2012 (in millions):

| | Balance Sheet Location | Level 1 | Level 2 | Level 3 | Fair Value as of December 31, 2012 | Loss for the Year Ended December 31, 2012 |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Interest rate caps | Other assets | $— | $0.3 | $— | $0.3 | $(0.8) |

***Nonrecurring Basis—Fair Value Adjustments***

As discussed in Note 4, "Business Combinations," in July 2012, we consolidated the Veritas Property Entity and recognized a gain of $1.7 million related to the revaluation of our equity interest for the difference between our carrying value in the unconsolidated real estate joint venture and the fair value of our ownership interest prior to consolidation. The investment in unconsolidated real estate joint venture was recorded at its fair value on July 31, 2012 based on the fair value of the investment's underlying assets and liabilities. Fair value of real estate was determined based on market capitalization rates, comparable sales and forecasted operations which include estimates of rental rates, costs to lease, and operating expenses. Fair value of the mortgage loan payable was determined based on market

**15. Fair Value of Derivatives and Financial Instruments (Continued)**

pricing, primarily market interest rates and other market terms as of July 31, 2012. All other assets and liabilities were reviewed to determine their fair value based on applicable market factors. All of these estimates were from the perspective of market participants. The nonrecurring fair value measurement of the investment unconsolidated real estate joint venture related to the consolidation of the Veritas Property Entity was considered a Level 3 input under the fair value hierarchy.

The following fair value hierarchy table presents information about our assets measured at fair value on a nonrecurring basis during the year ended December 31, 2012 (in millions):

| For the Year Ended December 31, 2012 | Level 1 | Level 2 | Level 3 | Total Fair Value | Gain (Loss) |
|---|---|---|---|---|---|
| Assets | | | | | |
| Investment in unconsolidated real estate joint venture: | | | | | |
| Veritas Property Entity | $— | $— | $24.8 | $24.8 | $1.7 |

As discussed in Note 4, "Business Combinations," in April 2011, we consolidated the Waterford Place BHMP CO-JV and recognized a gain of $18.1 million related to the revaluation of our equity interest for the difference between our carrying value in the unconsolidated real estate joint venture and the fair value of our ownership interest prior to consolidation. The nonrecurring fair value measurement of the investment in and advance to unconsolidated real estate joint venture related to the consolidation of Waterford Place BHMP CO-JV was considered a Level 3 input under the fair value hierarchy. The fair value was substantially derived from the terms of the sale agreement, which closed in May 2011.

Also as discussed in Note 4, "Business Combinations," in December 2011, we consolidated 23 BHMP CO-JVs and MW CO-JVs and recognized a gain on revaluation of equity on business combinations of $103.8 million. The investments in and advances to unconsolidated real estate joint ventures were recorded at their fair value on December 1, 2011 based primarily on the fair value of the investment's underlying assets and liabilities. Fair value of real estate was determined based on market capitalization rates, comparable sales and forecasted operations which include estimates of rental rates, costs to lease, and operating expenses. Fair value of mortgage loan payables and notes receivable were determined based on market pricing, primarily market interest rates and other market terms as of December 1, 2011. All other assets and liabilities were reviewed to determine their fair value based on applicable market factors. All of these estimates are from the perspective of market participants.

**15. Fair Value of Derivatives and Financial Instruments (Continued)**

The following fair value hierarchy table presents information about our assets measured at fair value on a nonrecurring basis during year ended December 31, 2011 (in millions):

| For the Year Ended December 31, 2011 | Level 1 | Level 2 | Level 3 | Total Fair Value | Gain (Loss) |
|---|---|---|---|---|---|
| Assets | | | | | |
| Investments in and advances to unconsolidated real estate joint ventures: | | | | | |
| Waterford Place BHMP CO-JV | $— | $— | $ 27.6 | $ 27.6 | $ 18.1 |
| Consolidated BHMP/MW CO-JVs | — | — | 389.7 | 389.7 | 103.8 |
| | $— | $— | $417.3 | $417.3 | $121.9 |

*Financial Instruments Not Carried at Fair Value*

Financial instruments held as of December 31, 2012 and 2011 and not measured at fair value on a recurring basis include cash and cash equivalents, short-term investments, notes receivable, credit facility payable and mortgage loans payable. With the exception of our credit facility payable and mortgage loans payable, the financial statement carrying amounts of these items approximate their fair values due to their short-term nature. Because the credit facility payable bears interest at a variable rate and has a prepayment option, we believe its carrying amount approximates its fair value.

Estimated fair values for mortgage loans payable have been determined using market pricing for similar mortgage loans payable, which are classified as Level 2 in the fair value hierarchy. Carrying amounts and the related estimated fair value of our mortgage loans payable as of December 31, 2012 and 2011 are as follows (in millions):

| | December 31, 2012 | | December 31, 2011(a) | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Mortgage loans payable | $979.6 | $991.8 | $930.3 | $937.9 |

(a) Includes a $15.8 million mortgage loan held for sale as of December 31, 2011.

**16. Related Party Arrangements**

We have no employees and are supported by related party service agreements. We are dependent on our Advisor, our property manager, Behringer Harvard Multifamily Management Services, LLC (“BHM Management”), and their affiliates for certain services that are essential to us, including, but not limited to, investment and disposition decisions, asset management, financing, property management and leasing services and other general administrative responsibilities. In the event that these companies become unable to provide us with the respective services, we would be required to obtain such services from other sources, potentially incurring one time transition costs and different recurring administrative expenses.

**16. Related Party Arrangements (Continued)**

Certain of these services are provided through our advisory management agreement (the "Advisory Management Agreement"), as it has been amended and restated. The Advisory Management Agreement may be renewed for an unlimited number of successive one-year terms. The current term of the Advisory Management Agreement expires on July 1, 2013. Our board of directors has a duty to evaluate the performance of our Advisor annually before the parties can agree to renew the agreement.

Prior to the termination of our Initial Public Offering on September 2, 2011, we were required to reimburse the Advisor for organization and offering expenses related to our Initial Public Offering of shares (other than pursuant to a distribution reinvestment plan) and any organization and offering expenses previously advanced by the Advisor related to a prior offering of shares to the extent not previously reimbursed by us out of proceeds from the prior offering ("O&O Reimbursement"). Our obligation to reimburse the Advisor was capped at 1.5% of the gross proceeds of the completed Initial Public Offering exclusive of proceeds from the DRIP. For the year ended December 31, 2011, we reduced our O&O Reimbursement by $0.6 million to adjust the O&O Reimbursement to the actual amount to be disbursed to our Advisor. For the year ended December 31, 2010, we incurred O&O Reimbursement of approximately $6.5 million. As of December 31, 2011, our Advisor has incurred expenses related to the Initial Public Offering totaling approximately $30.8 million, of which approximately $8.9 million has not been recognized by us as offering costs in accordance with the Advisory Management Agreement.

Behringer Securities LP ("Behringer Securities"), an affiliate of our Advisor, served as the dealer manager for the Initial Public Offering and received selling commissions of up to 7% of gross offering proceeds. Behringer Securities reallowed all selling commissions to participating broker-dealers. In connection with the Initial Public Offering, up to 2.5% of gross proceeds were paid to Behringer Securities as a dealer manager fee. Behringer Securities reallowed a portion of its dealer manager fee to certain broker-dealers that participated in the Initial Public Offering. No selling commissions or dealer manager fees are payable on shares sold under our DRIP, and any DRIP offering expenses are nominal.

Because our Initial Public Offering terminated on September 2, 2011, we did not sell any shares of common stock in our Initial Public Offering during the year ended December 31, 2012. The following

**16. Related Party Arrangements (Continued)**

presents the components of our sale of common stock, net related to our Initial Public Offering for the years ended December 31, 2011 and 2010 (amounts in millions):

| Sale of common stock | For the Year Ended December 31, 2011 | 2010 |
|---|---|---|
| Gross proceeds | $593.8 | $444.7 |
| Less offering costs: | | |
| O&O Reimbursement[a] | 0.6 | (6.5) |
| Dealer manager fees | (14.8) | (11.1) |
| Selling commissions | (40.0) | (29.7) |
| Total offering costs | (54.2) | (47.3) |
| Sale of common stock, net | $539.6 | $397.4 |

(a) During the year ended December 31, 2011, we reduced our estimate of O&O reimbursement by $0.6 million to adjust the O&O Reimbursement to the actual amount due to our Advisor.

Our Advisor and its affiliates receive acquisition and advisory fees of 1.75% of (1) the contract purchase price paid or allocated in respect of the development, construction or improvement of each asset acquired directly by us, including any debt attributable to these assets, or (2) when we make an investment indirectly through another entity, our pro rata share, based on our stated or back-end ownership percentage, of the gross asset value of real estate investments held by that entity. Fees due in connection with a development or improvements are based on amounts approved by our board of directors and reconciled to actual amounts at the completion of the development or improvement. Our Advisor and its affiliates also receive 1.75% of the funds advanced in respect of a loan or other investment.

Our Advisor receives a non-accountable acquisition expense reimbursement in the amount of 0.25% of (1) the funds paid for purchasing an asset, including any debt attributable to the asset, plus the funds budgeted for development, construction or improvement in the case of assets that we acquire and intend to develop, construct or improve, and (2) funds advanced in respect of a loan or other investment. We will also pay third parties, or reimburse the Advisor, for any investment-related expenses due to third parties in the case of a completed investment, including, but not limited to, legal fees and expenses, travel and communication expenses, costs of appraisals, accounting fees and expenses, third-party brokerage or finder's fees, title insurance, premium expenses and other closing costs. In addition, to the extent our Advisor or its affiliates directly provide services formerly provided or usually provided by third parties, including, without limitation, accounting services related to the preparation of audits required by the SEC, property condition reports, title services, title insurance, insurance brokerage or environmental services related to the preparation of environmental assessments in connection with a completed investment, the direct employee costs and burden to our Advisor of providing these services are acquisition expenses for which we reimburse our Advisor. In addition, acquisition expenses for which we reimburse our Advisor include any payments made to (1) a prospective seller of an asset, (2) an agent of a prospective seller of an asset, or (3) a party that has the right to control the sale of an asset intended for investment by us that are not refundable and that are

**16. Related Party Arrangements (Continued)**

not ultimately applied against the purchase price for such asset. Except as described above with respect to services customarily or previously provided by third parties, our Advisor is responsible for paying all of the expenses it incurs associated with persons employed by the Advisor to the extent dedicated to making investments for us, such as wages and benefits of the investment personnel. Our Advisor is also responsible for paying all of the investment-related expenses that we or our Advisor incur that are due to third parties or related to the additional services provided by our Advisor as described above with respect to investments we do not make, other than certain non-refundable payments made in connection with any acquisition.

For the years ended December 31, 2012, 2011, and 2010, our Advisor earned acquisition and advisory fees, including the acquisition expense reimbursement, of approximately $7.3 million, $4.8 million, and $11.2 million, respectively. For the years ended December 31, 2012, 2011, and 2010, approximately $5.0 million, $1.1 million, and $3.2 million of these amounts, respectively, were capitalized to investments in unconsolidated real estate joint ventures. As of December 31, 2012, $6.1 million of acquisition and advisory fees related to developments, including the acquisition expense reimbursement, were subject to final reconciliation to actual amounts as described above.

Our Advisor receives debt financing fees of 1% of the amount available to us under debt financing which was originated, assumed or refinanced by or for us. Our Advisor may pay some or all of these fees to third parties with whom it subcontracts to coordinate financing for us. For the years ended December 31, 2012, 2011, and 2010, our Advisor has earned debt financing fees of approximately $1.3 million, $2.3 million, and $2.6 million, respectively.

Our Advisor receives a monthly asset management fee for each real estate related asset held by us. The amount of the fee is dependent upon our performance with respect to reaching a modified funds from operations or MFFO coverage amount per quarter of $0.15 per share of our common stock (equivalent to an annualized $0.60 per share). As modified, the asset management fee will be a monthly fee equal to one-twelfth of the Applicable Asset Management Fee Percentage ("the AAMF Percentage") of the sum of the higher of the cost or value of our assets. Effective July 1, 2010, the AAMF Percentage was 0.50% (reduced from 0.75% prior to July 1, 2010). The percentage will increase to 0.75% following two consecutive fiscal quarters during which our MFFO for each such fiscal quarter equals or exceeds 80% of the MFFO coverage amount described above. Once the AAMF Percentage has increased to 0.75%, it will not decrease during the term of the agreement, regardless of our MFFO in any subsequent period. The percentage will increase further to 1.0% following two consecutive fiscal quarters during which our MFFO for each such fiscal quarter equals or exceeds 100% of such MFFO coverage amount. Finally, the percentage will return to 0.75% upon the first day following the fiscal quarter during which our Advisor has, since July 1, 2010, earned asset management fees equal to the amount of asset management fees our Advisor would have earned if the AAMF Percentage had been 0.75% every day since July 1, 2010. In no event will our Advisor receive more than the asset management fee at the annual 0.75% rate originally contracted for, but will be at risk for up to one-third of those fees and incentivized to grow our MFFO. Since July 1, 2010, the AAMF Percentage has been 0.50%.

For the years ended December 31, 2012, 2011, and 2010, our Advisor earned asset management fees of approximately $6.6 million, $6.3 million, and $5.2 million, respectively.

We will pay a development fee to our Advisor in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project; provided,

**16. Related Party Arrangements (Continued)**

however, we will not pay a development fee to an affiliate of our Advisor if our Advisor or any of its affiliates elects to receive an acquisition and advisory fee based on the cost of such development. Our Advisor has earned no development fees since our inception.

For multifamily communities with respect to which we have control over the selection of the property manager and choose to hire BHM Management, property management services are provided by BHM Management and its affiliates through a property management agreement (the "Property Management Agreement"). In November 2012, the Property Management Agreement was amended to extend the term of the Property Management Agreement to June 30, 2013. In addition, at any time prior to June 30, 2013, we may terminate the Property Management Agreement with 60 days prior written notice.

Property management fees are equal to 3.75% of gross revenues. In the event that we contract directly with a non-affiliated third party property manager in respect to a property, we pay BHM Management or its affiliates an oversight fee equal to 0.5% of gross rental revenues of the property managed. In no event will we pay both a property management fee and an oversight fee to BHM Management or its affiliates with respect to a particular property. We reimburse the costs and expenses incurred by BHM Management on our behalf, including the wages and salaries and other employee-related expenses of all on-site employees of BHM Management and other out-of-pocket expenses that are directly related to the management of specific properties.

For the years ended December 31, 2012, 2011 and 2010, BHM Management or its affiliates earned property management fees, net of expenses to third party property managers but including reimbursements to BHM Management, of $21.3 million, $8.5 million and $0.9 million, respectively.

As part of our reimbursement of administrative expenses, we reimburse our Advisor for any direct expenses and costs of salaries and benefits of persons employed by our Advisor performing advisory services for us, provided, however, that we will not reimburse our Advisor for personnel employment costs incurred by our Advisor in performing services under the Advisory Management Agreement to the extent that the employees perform services for which the Advisor receives a separate fee other than with respect to acquisition services formerly provided or usually provided by third parties. We also do not reimburse our Advisor for the salary or other compensation of our executive officers.

For the years ended December 31, 2012, 2011, and 2010, our Advisor was reimbursed approximately $1.8 million, $1.9 million, and $2.2 million, respectively.

As of December 31, 2012 and 2011, our payables to our Advisor and its affiliates were $1.4 million and $1.0 million, respectively.

## 17. Supplemental Disclosures of Cash Flow Information

Supplemental cash flow information is summarized below (amounts in millions):

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Supplemental disclosure of cash flow information:** | | | |
| Interest paid, net of amounts capitalized of $2.5 million, $0.1 million, and $1.1 million in 2012, 2011, and 2010, respectively | $ 32.9 | $ 10.2 | $ 4.2 |
| **Non-cash investing and financing activities:** | | | |
| Acquisition of controlling interests in business combinations with no consideration paid: | | | |
| Assets acquired | $(38.1) | $(1,511.6) | $ — |
| Liabilities assumed | $ 37.3 | $ 746.7 | $ — |
| Noncontrolling interests | $ 1.0 | $ 359.0 | $ — |
| Mortgage loan payable assumed by purchaser of asset held for sale | $(15.8) | $ (58.4) | $ — |
| Note receivable cancelled in connection with acquisition of real estate | $ 5.9 | $ — | $ — |
| Charge to additional paid-in capital in connection with an acquisition of a noncontrolling interest in excess of cash consideration | $ 2.6 | $ — | $ — |
| Conversion of debt investment into an equity investment | $ — | $ (4.6) | $ — |
| Assumption of mortgage note payable | $ — | $ 21.5 | $26.8 |
| Stock issued pursuant to our DRIP | $ 35.0 | $ 41.4 | $26.6 |
| Distributions payable—regular | $ 4.8 | $ 8.4 | $ 5.2 |
| Accrued other investing | $ 8.0 | $ — | $ — |
| Accrued offering costs and dealer manager fees | $ — | $ (0.6) | $ 2.8 |

## 18. Subsequent Events

We have reviewed subsequent events through March 1, 2013 and noted no subsequent events that would require an adjustment to the consolidated financial statements or additional disclosures, other than the ones disclosed herein.

### *Distributions Paid*

On January 2, 2013, we paid total distributions of approximately $5.0 million, of which $2.3 million was cash distributions and $2.7 million was funded by issuing shares pursuant to our DRIP, relating to distributions declared each day in the month of December 2012.

On February 1, 2013, we paid total distributions of approximately $5.0 million, of which $2.4 million was cash distributions and $2.6 million was funded by issuing shares pursuant to our DRIP, relating to distributions declared each day in the month of January 2013.

On February 28, 2013, we paid total distributions of approximately $4.5 million, of which $2.1 million was cash distributions and $2.4 million was funded by issuing shares pursuant to our DRIP, relating to distributions declared each day in the month of February 2013.

## 19. Quarterly Results (unaudited)

Presented below is a summary of the unaudited quarterly consolidated financial information for the years ended December 31, 2012 and 2011 (amounts in thousands, except per share data):

| | 2012 Quarters Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Rental revenues | $ 43,940 | $ 46,207 | $ 48,661 | $ 49,755 |
| Income (loss) from continuing operations | $ (17,345) | $ (17,496) | $ (5,253) | $ (3,751) |
| Net income (loss) attributable to common stockholders | $ 4,445 | $ (11,269) | $ (3,921) | $ (1,769) |
| Basic and diluted weighted average shares outstanding | 164,453 | 165,571 | 166,417 | 167,257 |
| Basic and diluted income (loss) per share | $ 0.03 | $ (0.07) | $ (0.02) | $ (0.01) |

| | 2011 Quarters Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Rental revenues | $ 11,439 | $ 13,987 | $ 16,549 | $ 25,473 |
| Income (loss) from continuing operations | $ (5,827) | $ 6,093 | $ (6,807) | $100,460 |
| Net income (loss) attributable to common stockholders | $ (5,757) | $ 6,628 | $ (6,064) | $103,825 |
| Basic and diluted weighted average shares outstanding | 107,486 | 123,397 | 155,931 | 164,806 |
| Basic and diluted income (loss) per share | $ (0.05) | $ 0.05 | $ (0.04) | $ 0.63 |

In March 2012, we sold Mariposa and recorded a gain on sale of real estate of $13.3 million. For further discussion, see Note 5, "Real Estate Investments."

In December 2011, we sold joint venture interests in six multifamily communities and recognized a gain on the sale of partial interests of $5.7 million. Additionally, we consolidated all of our ownership interests in the BHMP CO-JVs and MW CO-JVs and recognized a gain on revaluation of equity on business combinations of $103.8 million. For further discussion, see Note 4, "Business Combinations."

In April 2011, we consolidated our 55% ownership interest in the Waterford Place BHMP CO-JV and recognized a gain on revaluation of equity on a business combination of $18.1 million. For further discussion, see Note 4, "Business Combinations."

*****

**Behringer Harvard Multifamily REIT I, Inc.**

**Valuation and Qualifying Accounts**

**Schedule II**

**December 31, 2012**

**(in thousands)**

| Year ended | Balance at Beginning of Year | Charged to Costs and Expenses | Charged to Other Accounts | Deductions | Balance at End of Year |
|---|---|---|---|---|---|
| December 31, 2012 | $184 | $691 | $— | $682 | $193 |
| December 31, 2011 | $152 | $368 | $— | $336 | $184 |
| December 31, 2010 | $ 54 | $487 | $— | $389 | $152 |

# Behringer Harvard Multifamily REIT I, Inc.
## Real Estate and Accumulated Depreciation
## Schedule III
## December 31, 2012
## (in thousands)

| Property Name | Location | Initial Cost | | Costs Subsequent to Acquisition/ Construction | Gross Amount Carried at December 31, 2012 | Accumulated Depreciation[a] | Year of Completion/ Acquisition | Encumbrances[b] |
|---|---|---|---|---|---|---|---|---|
| | | Land | Buildings and Improvements | | | | | |
| 4550 Cherry Creek[c] | Denver, CO | $ 7,910 | $ 70,184 | $ 229 | $ 78,323 | $ 3,686 | 2004/2011 | $ 28,600 |
| 55 Hundred[c] | Arlington, VA | 13,196 | 67,515 | (10) | 80,701 | 3,461 | 2010/2011 | 41,750 |
| 7166 at Belmar[c] | Lakewood, CO | 3,385 | 52,298 | 1,053 | 56,736 | 2,663 | 2008/2011 | 22,825 |
| Acacia on Santa Rosa Creek | Santa Rosa, CA | 8,100 | 29,512 | 900 | 38,512 | 4,177 | 2003/2010 | 24,997 |
| Acappella | San Bruno, CA | 8,000 | 46,973 | 193 | 55,166 | 4,905 | 2010/2010 | 30,250 |
| Allegro | Addison, TX | 3,000 | 40,658 | 903 | 44,561 | 3,820 | 2010/2010 | 24,000 |
| Argenta | San Francisco, CA | 11,100 | 81,624 | 1,025 | 93,749 | 5,823 | 2008/2011 | 51,000 |
| Bailey's Crossing[c] | Alexandria, VA | 22,214 | 108,145 | — | 130,359 | 5,538 | 2010/2011 | 76,000 |
| Briar Forest Lofts[c] | Houston, TX | 4,623 | 40,155 | 84 | 44,862 | 2,091 | 2008/2011 | 21,000 |
| Burnham Pointe | Chicago, IL | 10,400 | 75,960 | 1,479 | 87,839 | 6,570 | 2008/2010 | 4,051 |
| Burrough's Mill[c] | Cherry Hill, NJ | 10,075 | 51,869 | 144 | 62,088 | 3,065 | 2004/2011 | 25,601 |
| Calypso Apartments and Lofts[c] | Irvine, CA | 13,902 | 42,730 | 98 | 56,730 | 2,204 | 2008/2011 | 24,000 |
| The Cameron[c] | Silver Spring, MD | 25,191 | 77,737 | 189 | 103,117 | 3,842 | 2010/2011 | 65,453 |
| Cyan/PDX[c] | Portland, OR | 6,164 | 74,832 | 458 | 81,454 | 3,968 | 2009/2011 | 33,000 |
| The District Universal Boulevard[c] | Orlando, FL | 5,161 | 57,448 | 388 | 62,997 | 2,888 | 2009/2011 | 37,500 |
| Eclipse[c] | Houston, TX | 6,927 | 44,078 | 25 | 51,030 | 2,464 | 2009/2011 | 20,845 |
| Fitzhugh Urban Flats[c] | Dallas, TX | 9,394 | 48,884 | 207 | 58,485 | 2,648 | 2009/2011 | 28,000 |
| Forty55 Lofts[c] | Marina del Rey, CA | 11,382 | 68,966 | 110 | 80,458 | 3,575 | 2010/2011 | 25,500 |
| The Gallery at NoHo Commons | Los Angeles, CA | 28,700 | 78,309 | 933 | 107,942 | 11,860 | 2008/2009 | 51,300 |
| Grand Reserve | Dallas, TX | 2,980 | 29,231 | (915) | 31,296 | 1,075 | 2009/2012 | 21,000 |
| Grand Reserve Orange | Orange, CT | 4,600 | 20,602 | 417 | 25,619 | 3,092 | 2005/2009 | 1,181 |
| Halstead[c] | Houston, TX | 6,913 | 26,223 | 157 | 33,293 | 1,572 | 2004/2011 | 15,675 |
| The Lofts at Park Crest | McLean, VA | — | 49,737 | 124 | 49,861 | 5,897 | 2008/2011 | 46,277 |
| Pembroke Woods | Pembroke, MA | 11,520 | 29,807 | 453 | 41,780 | 889 | 2006/2012 | — |
| Renaissance[c] | Concord, CA | 5,786 | 33,660 | 550 | 39,996 | 1,605 | 2008/2011 | — |
| The Reserve at John's Creek Walk[c] | Johns Creek, GA | 3,139 | 26,279 | 299 | 29,717 | 1,468 | 2006/2011 | 23,000 |
| The Reserve at LaVista Walk | Atlanta, GA | 4,530 | 34,159 | 636 | 39,325 | 3,502 | 2008/2010 | 1,813 |
| San Sebastian[c] | Laguna Woods, CA | 7,841 | 29,037 | 67 | 36,945 | 1,781 | 2010/2011 | — |
| Satori[c] | Fort Lauderdale, FL | 8,223 | 75,126 | 168 | 83,517 | 3,944 | 2010/2011 | 51,000 |
| Skye 2905[c] | Denver, CO | 13,831 | 87,491 | (322) | 101,000 | 4,325 | 2010/2011 | 56,100 |
| Stone Gate | Marlborough, MA | 8,300 | 54,634 | 1,117 | 64,051 | 3,752 | 2007/2011 | 36,107 |
| Tupelo Alley[c] | Portland, OR | 6,348 | 33,317 | 82 | 39,747 | 1,705 | 2009/2011 | 19,250 |
| Uptown Post Oak | Houston, TX | 23,340 | 40,010 | 716 | 64,066 | 4,717 | 2008/2010 | 2,954 |
| The Venue[c] | Clark County, NV | 1,520 | 24,249 | 20 | 25,789 | 1,299 | 2009/2011 | 10,500 |
| Veritas[d] | Henderson, NV | 4,950 | 55,607 | 26 | 60,583 | 1,221 | 2011/2012 | 37,233 |
| West Village | Mansfield, MA | 5,301 | 30,068 | 366 | 35,735 | 2,268 | 2008/2011 | 21,222 |
| | | $327,946 | $1,837,114 | $12,369 | $2,177,429 | $123,360 | | $978,984 |

(a) Each of our properties has a depreciable life of 25 to 35 years. Improvements have depreciable lives ranging from 3 to 15 years.

(b) Encumbrances include mortgage loans and our credit facility which had an outstanding balance of $10.0 million as of December 31, 2012. The credit facility is collateralized by the following properties: Burnham Pointe, The Reserve at La Vista Walk, Grand Reserve Orange, and Uptown Post Oak. The credit facility balance was allocated to each property based upon its relative gross real estate amount carried at December 31, 2012. Encumbrances related to mortgage loans excludes the $10.6 million of unamortized adjustment from business combinations as of December 31, 2012.

(c) Property is owned through a co-investment venture and was consolidated in December 2011. Initial cost is the initial cost recorded at time of consolidation. Year acquired is reflected as 2011, the year the property was consolidated.

(d) Property is owned through a co-investment venture and was consolidated in July 2012. Initial cost is the initial cost recorded at time of consolidation. Year acquired is reflected as 2012, the year the property was consolidated.

A summary of activity for real estate and accumulated depreciation for the years ended December 31, 2012, 2011 and 2010 is as follows (in thousands):

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Real Estate:** | | | |
| Balance at beginning of year | $2,066,099 | $ 537,026 | $160,463 |
| Additions: | | | |
| Acquisitions and/or consolidation of joint ventures | 140,069 | 1,637,647 | 376,563 |
| Deductions: | | | |
| Sale of real estate property | (28,739) | (108,574) | — |
| Balance at end of year | $2,177,429 | $2,066,099 | $537,026 |
| **Accumulated Depreciation:** | | | |
| Balance at beginning of year | $ 42,123 | $ 13,941 | $ 1,484 |
| Depreciation expense[(a)] | 83,909 | 28,182 | 12,457 |
| Deductions | (2,672) | — | — |
| Balance at end of year | $ 123,360 | $ 42,123 | $ 13,941 |

(a) Depreciation expense for the years ended December 31, 2011 and 2010 includes depreciation expense related to the property classified as held for sale as of December 31, 2011.

## Mortgage Loans on Real Estate

## Schedule IV

## December 31, 2012

## (in thousands)

| Description | Interest Rate | Maturity Date | Periodic Payment Terms | Prior Liens | Face Amount of Note | Carrying Amount of Note[(a)] | Principal Amount of Loans Subject to Delinquent Principal or Interest |
|---|---|---|---|---|---|---|---|
| Mezzanine note | 14.0% | April 2014 | Principal and interest at maturity | N/A | $10,525 | $ 9,877 | $— |
| Mezzanine note | 14.5% | December 2015 | Principal and interest at maturity | N/A | 22,712 | 21,283 | — |
| Land loan | 10.0% | April 2013 | Principal and interest at maturity | N/A | 4,880 | 4,880 | — |
| | | | | | $38,117 | $36,040 | $— |

(a) Differences between the face amount and the carrying amount of the notes are discounts recorded in connection with the business combination and capitalized acquisition costs, including unearned fee income.

**Reconciliation of the Carrying Amount of Mortgage Loans (in thousands):**

| | |
|---|---|
| **Balance at January 1, 2010** | $ 2,412 |
| Additions during 2010: | |
| Accrued interest | 221 |
| Deductions during 2010: | |
| Collections of principal | — |
| **Balance at December 31, 2010** | 2,633 |
| Additions during 2011: | |
| New mortgage loans[(a)] | 22,148 |
| Mortgage loan from business combination | 3,000 |
| Accrued interest | 333 |
| Capitalized acquisition costs | 384 |
| Deductions during 2011: | |
| Note receivable converted into equity investment[(a)] | (3,960) |
| Amortization of acquisition costs | (187) |
| **Balance at December 31, 2011** | 24,351 |
| Additions during 2012: | |
| New mortgage loans, including advances under mezzanine loans | 37,789 |
| Capitalized acquisition costs, net of unearned fee income | (61) |
| Deductions during 2012: | |
| Note receivable converted into equity investment[(b)] | (5,926) |
| Collections of principal and loan payoffs | (19,760) |
| Amortization of acquisition costs and fee income | (353) |
| **Balance at December 31, 2012** | $ 36,040 |

(a) Includes a $3.96 million note receivable which was converted into an equity investment in December 2011. The note receivable accrued interest at an annual rate of 12%.

(b) Includes a $5.9 million note receivable which was converted into an equity investment in February 2012. The note receivable accrued interest at an annual rate of 10%.

*****

## EXHIBIT INDEX

| Exhibit Number | Description |
|---|---|
| 3.1 | Articles of Restatement, incorporated by reference to Exhibit 3.1.2 to the Company's Form 8-K filed on September 8, 2008 |
| 3.2 | Fourth Amended and Restated Bylaws, incorporated by reference to Exhibit 3.2 to the Company's Form 8-K filed on March 1, 2010 |
| 4.1 | Third Amended and Restated Distribution Reinvestment Plan, incorporated by reference to Exhibit 4.4 to the Company's Form 10-K filed on March 29, 2012 |
| 4.2 | Second Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 4.5 to the Company's Form 10-K filed on March 29, 2012 |
| 4.3 | Statement regarding Restrictions on Transferability of Shares of Common Stock, incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-11/A filed on May 9, 2008 |
| 4.4* | Third Amended and Restated Share Redemption Program |
| 10.1 | Letter Agreement, dated March 19, 2012, between Behringer Harvard Multifamily REIT I, Inc. and Behringer Harvard Multifamily Advisors I, LLC, incorporated by reference to Exhibit 10.9 to the Company's Form 10-K filed on March 29, 2012 |
| 10.2 | Letter Agreement, dated May 8, 2012, between Behringer Harvard Multifamily REIT I, Inc. and Behringer Harvard Multifamily Advisors I, LLC, incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on May 11, 2012 |
| 10.3 | Letter Agreement, dated August 7, 2012, between Behringer Harvard Multifamily REIT I, Inc. and Behringer Harvard Multifamily Advisors I, LLC, incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on August 10, 2012 |
| 10.4 | Letter Agreement, dated November 6, 2012, between Behringer Harvard Multifamily REIT I, Inc. and Behringer Harvard Multifamily Advisors I, LLC, incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 9, 2012 |
| 10.5 | First Amendment to Amended and Restated Property Management Agreement, dated November 6, 2012 and effective November 22, 2012 between Behringer Harvard Multifamily REIT I, Inc., Behringer Harvard Multifamily OP I LP and Behringer Harvard Multifamily Management Services, LLC, incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 9, 2012 |
| 10.6* | Letter Agreement, dated February 22, 2013, between Behringer Harvard Multifamily REIT I, Inc. and Behringer Harvard Multifamily Advisors I, LLC |
| 21.1* | Subsidiaries of the Company |
| 23.1* | Consent of Deloitte & Touche LLP |
| 31.1* | Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2* | Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1* | Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002** |
| 99.1 | Second Amended and Restated Policy for Estimation of Common Stock Value, incorporated by reference to Exhibit 99.1 to the Company's Form 10-K filed on March 29, 2012 |

| Exhibit Number | Description |
|---|---|
| 99.2* | Letter to Stockholders |
| 101* | The following information from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Stockholders' Equity and (iv) Consolidated Statements of Cash Flows |

* Filed or furnished herewith

** In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

## Annual Report Disclosures Required by Charter

### Total Operating Expenses

In accordance with the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Associations, also known as the NASAA REIT Guidelines, our charter requires that we monitor our "total operating expenses" quarterly on a trailing twelve-month basis and report to our stockholders annually our total operating expenses stated as a percentage of "average invested assets" and "net income," as such terms are defined in our charter. For the year ended December 31, 2012, our total operating expenses stated as a percentage of average invested assets was approximately 0.77% and the ratio of our total operating expenses to net income was approximately 25.71%.

### Cost of Raising Capital

In accordance with the NASAA REIT Guidelines, our charter requires that we report to our stockholders annually the ratio of costs of raising capital during the year to the capital raised. For the year ended December 31, 2012, we raised total capital of approximately $39.7 million in capital through our distribution reinvestment plan. For the year ended December 31, 2012, the costs of raising capital under our distribution reinvestment plan were negligible.

**Report of Independent Directors**

As Independent Directors of Behringer Harvard Multifamily REIT I, Inc. (the "Company"), we have reviewed the policies being followed by the Company and believe they are in the best interests of its stockholders. These policies include policies with respect to investments, borrowings, dispositions and distributions.

*Investment Policies.* Our investment policies are designed in order that the Company may make investments that are suitable for it. The Company seeks to make investments in existing or to be built high quality multifamily communities, whether through equity or loan investments, though it reserves the right to acquire other types of properties and real estate-related assets. When making investment determinations, the Company follows a rigorous set of acquisition criteria and closing conditions and reviews other required documentation. These criteria are designed to assess and manage investment risks and support the Company's bases for making investment decisions in the best interests of the Company's stockholders.

*Borrowing Policies.* There is no limitation on the amount the Company may invest in any single property or other asset or on the amount the Company can borrow for the purchase of any individual property or other investment. Under the Company's charter, the maximum amount of its indebtedness shall not exceed 300% of the Company's "net assets" (as defined by the NASAA REIT Guidelines) as of the date of any borrowing; however, the Company may exceed that limit if approved by a majority of us. In addition to the Company's charter limitation and indebtedness target, the Company's board has adopted a policy to limit the Company's aggregate borrowings to approximately 75% of the aggregate value of its assets, unless substantial justification exists that borrowing a greater amount is in the Company's best interests. The Company's policy limitation, however, does not apply to individual real estate assets and will only apply once the Company has ceased raising capital and invested substantially all of its capital. As a result, the Company may borrow more than 75% of the contract purchase price of a particular real estate asset the Company may acquire, to the extent the board of directors determines that borrowing these amounts is prudent. Following the investment of the proceeds raised in the Company's primary offering terminated in September 2011 and the completion of the financing of the Company's assets, we will seek a long-term leverage ratio of approximately 50% to 60% of the aggregate value of our assets. The Company's board of directors reviews the Company's aggregate borrowings at least quarterly. We believe that these borrowing limitations reduce risk of loss and are in the best interests of the Company's stockholders.

*Disposition Policies.* As each of the Company's investments reaches what the Company believes to be the asset's optimum value during the Company's expected life, the Company will consider disposing of the investment and may do so for the purpose of either distributing the net sale proceeds to the Company's stockholders or investing the proceeds in other assets that the Company believes may produce a higher overall future return to the Company's investors. The Company anticipates most investment disposition typically would occur during the period from four to six years after termination of the Company's initial public primary offering, which termination occurred on September 2, 2011. However, the Company may sell a particular property or other asset before or after this anticipated holding period if, in the judgment of the Company's advisor and its board of directors, selling or holding the asset is in the Company's best interest. We believe that this anticipated hold period is in keeping with our stockholders' expectations with respect to the targeted life of the program; however, it is in the best interests of the stockholders to preserve flexibility in the timing of dispositions in order to maximize stockholder returns.

*Distribution Policies.* Distributions are authorized at the discretion of the Company's board of directors, based on the Company's analysis of its earnings, cash flow, anticipated cash flow, capital expenditure requirements and general financial condition. The board's discretion will be influenced by its obligation to cause the Company to comply with the REIT requirements. Because the Company receives income from interest or rents at various times during its fiscal year and it may take a prolonged period for certain investments, such as developments to stabilize, distributions may not reflect the Company's income earned in that particular distribution period, but may be paid in anticipation of cash flow that the Company expects to receive during a later period or of receiving funds in an attempt to make distributions relatively uniform. Moreover, distributions may exceed (as they have to date) net cash flow from operating activities if the board believes that the distributions will be covered by future net cash flow. Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond the Company's control, and a change in any one factor could adversely affect the Company's ability to pay future distributions. There can be no assurance that future cash flow will support distributions at the rate that such distributions have previously been paid or at all. We believe that our distribution policies are in the best interests of our stockholders because they are in keeping with investors' desire for current income.

*Related Party Transactions.* We have reviewed the material transactions between the Company's advisor, its affiliates and the Company during 2012 and outlined in Note 16 to the Consolidated Financial Statements. In our opinion, the related party transactions are fair and reasonable to the Company and its stockholders.

THIS PAGE IS INTENTIONALLY LEFT BLANK

THIS PAGE IS INTENTIONALLY LEFT BLANK

THIS PAGE IS INTENTIONALLY LEFT BLANK

# Officers and Directors

## Our Management Team

Behringer Harvard Multifamily REIT I, Inc. is managed by a seasoned, cohesive team of real estate and investment professionals with expertise in deal structure, finance, acquisition, management, and disposition.

### Board of Directors and Executive Officers

Robert S. Aisner
*Chief Executive Officer and Director*

Robert J. Chapman
*President*

Mark T. Alfieri
*Chief Operating Officer*

M. Jason Mattox
*Executive Vice President*

Daniel J. Rosenberg
*Senior Vice President–Legal, General Counsel and Secretary*

Howard S. Garfield
*Chief Financial Officer, Chief Accounting Officer and Treasurer*

### Independent Directors

Sami S. Abbasi
*Chief Executive Officer and Director–American Pathology Partners, Inc.*

Roger D. Bowler
*Former Executive Vice President–Embrey Partners, Ltd.*

Jonathan L. Kempner
*President–Tiger 21, LLC*

E. Alan Patton
*Senior Managing Director–Hines Interests Limited Partnership*

### Other Key Personnel

Andrew J. Bruce*†
*Senior Vice President–Capital Markets*

Robert T. Poynter*†
*Senior Vice President*

Ross P. Odland*†
*Senior Vice President–Portfolio Management*

James A. Fadley*†
*Senior Vice President*

Margaret M. "Peggy" Daly†
*Senior Vice President–Property Management*



**Burnham Pointe**
in Chicago, Illinois

**Behringer Harvard Multifamily Advisors I, LLC*
*†Behringer Harvard Multifamily Management Services, LLC*

## E-Communications

Go paperless with electronic delivery. Sign up at **behringerharvard.com** to switch from paper mailings and view your quarterly statements, tax forms, and other investor communications online.

## Safe Harbor

This report contains forward-looking statements. Please refer to the enclosed Annual Report on Form 10-K for additional information and qualifications regarding forward-looking statements.



15601 Dallas Parkway, Suite 600
Addison, TX 75001
866.655.3600
behringerharvard.com

## Investor Information

For additional information about Behringer Harvard, please contact us at 866.655.3650

## Independent Registered Public Accounting Firm

Deloitte & Touche LLP
2200 Ross Ave., Ste. 1600
Dallas, Texas 75201

## Registrar & Transfer Agent

DST Systems, Inc.
333 W. 7th Street
Kansas City, Missouri 64105

Date Published 04/13 • IN


MF1-2012AR 1710-1